

2023 Annual Report

Workday. For a changing world.™





WORKDAY, INC.
6110 STONERIDGE MALL ROAD
PLEASANTON, CALIFORNIA 94588

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

Date	Thursday, June 22, 2023	**Location**	Online at www.virtualshareholdermeeting.com/WDAY2023
Time	9:00 AM (Pacific Daylight Time)	**Who Can Vote**	Stockholders of record as of April 25, 2023

The 2023 Annual Meeting of Stockholders ("Annual Meeting") of Workday, Inc., a Delaware corporation (referred to as "Workday," "we," "us," and "our") will be held via live audio webcast on **Thursday, June 22, 2023, at 9:00 a.m.** PDT to consider the Items of Business listed below and more fully described in the accompanying Proxy Statement. The Annual Meeting is being held in a virtual format to help reduce costs, expand access, and enable improved communication.

Items of Business

1. To elect four nominees to our Board of Directors to serve as Class II directors until the 2026 Annual Meeting of Stockholders;
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024;
3. To approve, on an advisory basis, the compensation paid to Workday's named executive officers; and
4. To consider and vote upon the stockholder proposal presented in the proxy statement, if properly presented.

We will also transact any other business that may properly come before the Annual Meeting, although we are not aware of any such business as of the date of this Proxy Statement.

All stockholders of record at the close of business on April 25, 2023 — which the Board has established as the record date — are entitled to vote on the above items and to attend the Annual Meeting. Beginning on or about May 10, 2023, a Notice of Internet Availability of Proxy Materials (the "Internet Notice") is being mailed to stockholders of record. It contains instructions on how to access the Proxy Statement for our Annual Meeting and our Annual Report to Stockholders on Form 10-K for our fiscal year ended January 31, 2023 (together, the "proxy materials") online at www.proxyvote.com. The Internet Notice also includes instructions on how to vote online, as well as how to receive a paper or email copy of the proxy materials, which will include instructions on voting by telephone or mail, as applicable.

You will be able to listen to the Annual Meeting, submit your questions, and vote during the live audio webcast of the meeting by visiting www.virtualshareholdermeeting.com/WDAY2023 and entering the 16-digit control number provided to you. Further details about voting and attending the Annual Meeting are set forth in the Question and Answer section beginning on page 80 of the Proxy Statement.

If you have any questions regarding this information or the proxy materials, please visit our website at investor.workday.com or contact our Investor Relations department via email at IR@workday.com.

YOUR VOTE IS IMPORTANT

Whether or not you plan to join our virtual Annual Meeting, please vote as promptly as possible to ensure your representation at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 22, 2023: THIS PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT www.proxyvote.com

We appreciate your continued support of Workday and look forward to receiving your proxy.

By order of the Board of Directors,

Aneel Bhusri
Co-Founder, Co-Chief Executive Officer, and
Chair of the Board of Directors
May 10, 2023

TABLE OF CONTENTS

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements, which are subject to safe harbor protection under the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements regarding our strategies and objectives, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "seek," "plan," and similar expressions are intended to identify forward-looking statements. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our Annual Report on Form 10-K for the fiscal year ended January 31, 2023, and our other filings with the Securities and Exchange Commission ("SEC"). All forward-looking statements are based on management's estimates, projections, and assumptions as of the date hereof. Although we believe that the forward-looking statements are reasonable, we cannot guarantee future results, levels of activities, performance, or achievements. We undertake no duty to update any of these forward-looking statements after the date of this Proxy Statement or to conform these statements to actual results or revised expectations.

TRADEMARKS

Workday, the Workday logo, For a Changing World, Opportunity Onramps, Peakon, and VIBE are trademarks of Workday, Inc., which may be registered in the United States and elsewhere. Other trademarks, service marks, or trade names appearing in this Proxy Statement are the property of their respective owners.

NO INCORPORATION OF WEBSITES BY REFERENCE

This Proxy Statement includes several website addresses. These are intended to provide inactive, textual references only, and the information on these websites is not a part of this Proxy Statement.

FISCAL YEAR

Our fiscal year ends on January 31. References to "fiscal 2023," for example, refer to the fiscal year ended January 31, 2023.

PROXY STATEMENT SUMMARY

This Proxy Statement and the enclosed form of proxy are being furnished in connection with the solicitation of proxies by the Board of Directors of Workday, also referred to as the "Board," for use at the 2023 Annual Meeting of Stockholders. The below summary highlights the proposals to be acted on, as well as selected information about our corporate governance, executive compensation, and business. We encourage you to read the entire Proxy Statement for more information prior to voting.

2023 ANNUAL MEETING OF STOCKHOLDERS

Date and Time: June 22, 2023, 9:00 a.m. Pacific Daylight Time

Location: The Annual Meeting will be held online at www.virtualshareholdermeeting.com/WDAY2023 via a live audio webcast. You will not be able to attend the Annual Meeting in person.

Record Date: April 25, 2023

Meeting Access: Stockholders who held shares of our common stock as of the record date will be able to access and vote at the Annual Meeting by using the 16-digit control number included in the Internet Notice or with the proxy materials they received. Others may also access and listen to the virtual meeting via the link above but are not eligible to vote.

Who Can Vote: Holders of record of our Class A and Class B common stock as of the record date are entitled to vote. Our Class A common stock, which is publicly traded, has one vote per share. Our Class B common stock, which is primarily held by our executive officers, directors, and other affiliates, has 10 votes per share. *We strongly encourage all stockholders to vote and to do so as promptly as possible.*

How to Vote: Below are the ways stockholders who held shares of our common stock as of the record date can vote ahead of and during the Annual Meeting. If you only received an Internet Notice, you can vote online. If you received a copy of the proxy materials, you can vote online, by phone, or by mail following the instructions provided. If you hold your shares through a broker, bank, or other nominee, you should receive a voting instruction form that contains voting instructions.

HOW TO VOTE *(requires the 16-digit control number included in your Internet Notice, proxy card, or voting instruction form)*

ONLINE BEFORE ANNUAL MEETING	PHONE (if you received proxy materials)	MAIL (if you received proxy materials)	ONLINE DURING ANNUAL MEETING
			
Go to www.proxyvote.com until 11:59 p.m. EDT on June 21, 2023	Call toll-free at 1-800-690-6903 until 11:59 p.m. EDT on June 21, 2023	Complete and mail your proxy card so it is received prior to the Annual Meeting	Go to www.virtualshareholdermeeting.com/ WDAY2023

 Please see the "Question and Answer" section beginning on page 80 for additional information about the Annual Meeting, voting, and other procedures.

PROPOSALS AND BOARD RECOMMENDATIONS

PROPOSALS		BOARD RECOMMENDATION	FURTHER DETAILS
1.	To elect to our Board of Directors the following four nominees to serve as Class II directors until the 2026 Annual Meeting of Stockholders: Christa Davies, Wayne A.I. Frederick, M.D., Mark J. Hawkins, and George J. Still, Jr.	☑ "FOR" each director nominee	Pages 6-14
2.	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024	☑ "FOR"	Pages 15-16
3.	To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement	☑ "FOR"	Page 17
4.	To consider and vote upon a stockholder proposal regarding amendment of our Bylaws	☒ "AGAINST"	Pages 18-20

ELECTION OF DIRECTORS AND GOVERNANCE

Workday's business and affairs are managed by or under the direction of our Board of Directors. The Board is organized into three classes, with the members of each class up for election once every three years. The Board monitors and reviews with management both the performance of Workday (in relation to its financial objectives, major goals, strategies, and competitors) and Workday's long-term strategic business plans, as well as other pertinent issues affecting our company.

Our Board recommends that you vote FOR each of the below nominees to serve as Class II directors until the 2026 Annual Meeting of Stockholders.

NOMINEES	DIRECTOR SINCE	INDEPENDENT	CURRENT COMMITTEES
Christa Davies, 52 CFO and EVP of Global Finance, Aon	2012	✓	Audit, Nominating & Governance
Wayne A.I. Frederick, M.D., 51 President, Howard University	2022	✓	
Mark J. Hawkins, 64 Former President and CFO Emeritus, Salesforce	2023	✓	
George J. Still, Jr., 65 Partner Emeritus and Former Managing Partner, Norwest Venture Partners	2009	✓	Compensation, Investment, Nominating & Governance

The below chart shows key attributes for the 12 current members of our Board, including the four nominees.



Independence

9

9 of 12 directors are *independent*

Diverse Board Representation

50%

50% of all directors are gender and/or ethnically diverse[1]

Tenure

4 4 4

> 10 years 4 directors
4-10 years 4 directors
< 4 years 4 directors

(1) Ethnically diverse means self-identification as a member of one of the following underrepresented communities listed in California Corp. Code §301.4: Black, African American, Hispanic, Latinx, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaska Native

We are committed to effective corporate governance that is informed by our stockholders, promotes the long-term interests of our stockholders, and strengthens Board and management accountability. Some highlights of our governance program include:

✓ Lead Independent Director

✓ Ongoing Board Refreshment — Two New Independent Directors Added in the last year

✓ Highly Independent Board (9 of 12 Directors) and 100% Independent Audit, Nominating & Governance, and Compensation Committees

✓ 50% of Directors are Gender and/or Ethnically Diverse

✓ Annual Board and Committee Evaluations

✓ Robust Board Succession Planning

✓ Majority Voting for Directors

✓ Regular Executive Sessions of Independent Directors

✓ Stock Ownership Guidelines for Directors and Executives

EXECUTIVE COMPENSATION PROGRAM

We operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. Our ability to compete and succeed in this environment is directly correlated to our ability to employ the talent necessary to execute against our business objectives. Our compensation philosophy is therefore designed to establish and maintain a compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives and create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals. The key elements of our total rewards philosophy include:

 **Focus on ownership**

 **Focus on innovation and performance**

 **Be fair and flexible**

Our executive compensation program is comprised of base salary, cash bonuses (other than for Messrs. Bhusri and, in fiscal 2023, Eschenbach), equity-based awards, and health and welfare programs. Our executive compensation program has been, and continues to be, weighted more heavily towards equity compensation. During fiscal 2023, the Compensation Committee of our Board of Directors reviewed and assessed our compensation philosophy, and together with the assistance of our independent compensation consultants and management, reviewed, evaluated, and approved the compensation arrangements of our executive officers.

The following charts show the fiscal 2023 total direct compensation mix for our current Co-CEOs, Messrs. Bhusri and Eschenbach, and the average fiscal 2023 total direct compensation mix for our other named executive officers, excluding Mr. Fernandez, our former Co-CEO. Total direct compensation for fiscal 2023 is the sum of (i) annual base salary, (ii) annual cash bonus target, and (iii) annual RSU awards (based on the grant date fair value). For Mr. Eschenbach, the total direct compensation includes his new hire RSU awards and a performance restricted stock unit ("PVU") award (based on the grant date fair value).



Base Salary
Cash Bonus Target
RSU
Performance RSUs
Carl Eschenbach
1%
37%
62%
Aneel Bhusri
<1%
~99%
Other NEOs
4%
2%
94%

WORKDAY AT-A-GLANCE

At Workday, our purpose is to inspire a brighter work day for all. We strive to make the world of work and business better and hope to empower customers to do the same through an innovative suite of solutions adopted by thousands of organizations around the world and across industries — from medium-sized businesses to more than 50% of the Fortune 500. Central to our purpose is a set of core values — with our employees as number one — followed by customer service, innovation, integrity, fun, and profitability. We believe that having happy employees leads to happy customers, and we are committed to helping our customers drive their digital transformations in this increasingly dynamic business environment.

Our Business



Workday is a leading provider of enterprise cloud applications for finance and human resources, helping customers adapt and thrive in a changing world. Workday provides more than 10,000 organizations with software-as-a-service solutions, which are built with artificial intelligence (“AI”) and machine learning (“ML”) at the core, to help solve some of today’s most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected.

Fiscal 2023 Financial Highlights



Our solid fiscal 2023 results are a testament to the strategic, mission-critical nature of our solutions and the strength of our business. Financial highlights for fiscal 2023 include:

- ***Total Revenues.*** Total revenues of $6.22 billion, an increase of 21.0% year over year
- ***Subscription Revenues.*** Subscription revenues of $5.57 billion, an increase of 22.5% year over year
- ***Operating Cash Flows.*** Operating cash flows of $1.66 billion, which remained relatively flat year over year

Growth Through Our Values



When Workday was founded in 2005, we set out not only to redefine the enterprise software industry, but to do what’s right as we did it. We built the company on a set of core values, which still guide all our decisions and actions to this day. Our values compel us to be a leading corporate citizen, to protect and serve the communities around us and the planet we live on, and to continually advance technology through our solutions.

Workday was founded with the idea of putting people at the center of enterprise software, which is why employees are our number one core value. We believe a supportive and inclusive workplace, where everyone feels valued and engaged, is the key to great products, happy customers, and an enduring company. Our Chief People Officer, in partnership with our Chief Diversity Officer, is responsible for developing and executing Workday’s human capital strategy, including programs focused on total rewards; belonging and diversity; and employee development, engagement, and wellbeing. These executives and our Co-CEOs regularly update our Board of Directors and the Compensation Committee

on human capital matters and seek their input on subjects such as succession planning, executive compensation, and company-wide equity programs.

Workday is committed to caring for people and the planet. As a leading provider of enterprise cloud applications, our approach to environmental stewardship focuses on the key areas that are most material to our business. These include our carbon footprint, investments in renewable energy, stakeholder collaboration, reducing and responsibly disposing of our e-waste, and engaging with our employees to maximize their collective impact on how we operate. Our environmental, social, and governance ("ESG") disclosures are also informed by relevant topics identified through third-party ESG reporting organizations, frameworks, and standards, such as the Sustainability Accounting Standards Board ("SASB") Standards and the Task Force on Climate-Related Financial Disclosures ("TCFD").

As stewards of information that is valuable to us, our customers, suppliers, and partners, we prioritize trust and security. We have long believed that AI and ML will power the future of work and have been building and delivering AI and ML capabilities to our customers for nearly a decade. In order for AI and ML to be trustworthy, trust must be designed into the very foundation, and we are committed to responsible AI. Our commitment to ethical AI is a reflection of our core values and our key ethical AI and ML principles serve as the cornerstone of our work in this space.

Stockholder Engagement

Our Board of Directors values and takes seriously the views of our stockholders, regularly reviews current governance and executive compensation policies and practices, risk oversight, and culture and human capital issues, and will consider appropriate changes as we grow and mature. In addition to our Annual Meeting each year, we provide stockholders with opportunities to deliver feedback on our corporate governance, compensation programs, and sustainability practices through a year-round stockholder engagement program. Since our 2022 Annual Meeting, we have actively reached out to our top 12 stockholders that collectively hold greater than one-third of the shares of our outstanding Class A common stock and held meetings with nine such stockholders, representing nearly 25% of shares of our outstanding Class A common stock.



60,000,000+

We serve a community of more than 60 million workers at over 10,000 global customers





Committed to Sustainability

Listed on JUST Capital's 2023 JUST 100, including first place ranking in minimizing environmental impact

PROPOSAL NO. 1: ELECTION OF DIRECTORS

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 1 TO ELECT CHRISTA DAVIES, WAYNE A.I. FREDERICK, M.D., MARK J. HAWKINS, AND GEORGE J. STILL, JR. AS CLASS II DIRECTORS.**

Our Board of Directors currently consists of 12 members. Our Certificate of Incorporation and Bylaws (together, our "formation documents") provide for a classified Board consisting of three classes of directors, with directors serving staggered three-year terms. Directors in a particular class are nominated for additional three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors is elected at each annual meeting, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his or her successor, or until his or her earlier resignation or removal.

Our formation documents also provide that our Board may make changes by resolution concerning the authorized number of directors and that any additional directorships resulting from an increase in the authorized number of directors shall be distributed among the three classes as the Board determines in its discretion. The formation documents further provide that our Board or our stockholders may fill vacant directorships, except that in the event that the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, only our Board may fill vacancies.

Vote Required

In February 2021, the Board of Directors amended and restated Workday's Bylaws to implement a majority voting standard in uncontested director elections in place of the previous plurality standard. The revised Bylaws provide that if an incumbent director fails, in an uncontested election, to receive the affirmative vote of a majority of the votes properly cast, then the director shall tender his or her resignation to the Nominating and Governance Committee of the Board. That committee will then make a recommendation to the Board on whether to accept or reject the resignation, nominate a replacement, or recommend any other related action be taken.

Accordingly, for the 2023 Annual Meeting, the election of each nominee requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against a nominee.

Upon the recommendation of the Nominating and Governance Committee, the Board has designated the four nominees listed below for election at the Annual Meeting, each of whom currently serves as a director of Workday. Together with the other members of the Board, these nominees bring a wide variety of relevant skills, professional experience, and backgrounds, as well as diverse viewpoints and perspectives to represent the long-term interests of stockholders and to fulfill the leadership and oversight responsibilities of the Board. The following table sets forth certain information about each of our directors, including our nominees.

Nominees for Director	Class	Age	Year Elected Director	Current Term Expires	Expiration of Term for Which Nominated
Christa Davies[1][2][3]	II	52	2012	2023	2026
Wayne A.I. Frederick, M.D.[1]	II	51	2022	2023	2026
Mark J. Hawkins[1]	II	64	2023	2023	2026
George J. Still, Jr.[1][3][4][5]★	II	65	2009	2023	2026
Continuing Directors					
Aneel Bhusri	III	57	2005	2024	—
Thomas F. Bogan[4]	III	71	2022	2024	—
Ann-Marie Campbell[1][3]	III	58	2019	2024	—
Lynne M. Doughtie[1][2][5]	I	60	2021	2025	—
Carl M. Eschenbach	I	56	2018	2025	—
Michael M. McNamara[1][2][3]	I	66	2011	2025	—
Lee J. Styslinger III[1][2]	III	62	2016	2024	—
Jerry Yang[1][4][5]	I	54	2013	2025	—

(1)   Independent member of the Board

(2)   Member of the Audit Committee

(3)   Member of the Nominating and Governance Committee

(4)   Member of the Investment Committee

(5)   Member of the Compensation Committee

★ = Lead Independent Director

Nominees for Director



CHRISTA DAVIES

Director since 2012

Biography

Christa Davies has served as a Director since 2012. Ms. Davies is the Chief Financial Officer and Executive Vice President of Global Finance at Aon plc, a global risk management, insurance, and human resources solutions company. She has served as Aon's Chief Financial Officer since 2008 and as Executive Vice President of Global Finance since 2007. Prior to joining Aon, Ms. Davies spent five years at Microsoft Corporation, most recently as a Corporate Vice President and the Chief Financial Officer of the Platforms & Services Division. Ms. Davies has also served as a director of Stripe, Inc. since August 2020.

Qualifications

Ms. Davies received a bachelor's degree in mechanical engineering, majoring in Aerospace, from the University of Queensland in Australia, and earned a master's degree in business administration as a Fullbright Scholar from the Harvard Business School. She brings to our Board extensive experience in the software and technology industries, as well as financial expertise.



WAYNE A.I. FREDERICK, M.D.

Director since 2022

Biography

Wayne A.I. Frederick, M.D., has served as a Director since 2022. He is the president of Howard University, having held this position since July 2014. Prior to that, Dr. Frederick served as Howard University's interim president (elected October 2013) after serving as provost and chief academic officer for more than a year. Following his post-doctoral research and surgical oncology fellowships at the University of Texas MD Anderson Cancer Center, Dr. Frederick began his academic career as associate director of the Cancer Center at the University of Connecticut. Upon his return to Howard University, his academic positions included Associate Dean in the College of Medicine, Division Chief in the Department of Surgery, Director of the Cancer Center, and Deputy Provost for Health Sciences. Dr. Frederick is a fellow of the American College of Surgeons and belongs to numerous surgical organizations, including the American Surgical Association. Dr. Frederick served on the board of directors of Forma Therapeutics Holdings, Inc. from July 2020 to October 2022. He has served on the board of directors of Mutual of America Life Insurance Company since September 2020; Humana, Inc. since February 2020; and Insulet Corporation since October 2020, and is also a director of other privately held companies and charitable organizations.

Qualifications

Dr. Frederick received a bachelor's degree in zoology, a doctor of medicine (M.D.), and a master's degree in business administration from Howard University. He brings to our Board deep experience in business administration, extensive leadership skills, and insight into the healthcare and education industries.

MARK J. HAWKINS



Director since 2023

Biography

Mark J. Hawkins has served as a Director since 2023. Mr. Hawkins served as President and CFO Emeritus Advisor of Salesforce.com, Inc., a software company, from February 2021 to November 2021, President and Chief Financial Officer from August 2017 to February 2021, and Executive Vice President and Chief Financial Officer from August 2014 to 2017. Prior to that, he served as Chief Financial Officer and Executive Vice President of Autodesk, Inc., a design software and services company, Chief Financial Officer and Senior Vice President of Finance & IT at Logitech International S.A., a global hardware company, and held various positions at Dell and Hewlett-Packard. Mr. Hawkins has served as a director of SecureWorks Inc. since April 2016, Toast, Inc. since April 2020, and Cloudflare, Inc. since June 2022. He currently serves as a director of various privately held companies.

Qualifications

Mr. Hawkins received a bachelor's degree from Michigan State University and a master's degree in business administration from the University of Colorado. He brings to our Board extensive experience as an officer and director of publicly traded software and technology companies and financial expertise in the technology industry.

GEORGE J. STILL, JR.



Director since 2009

Biography

George J. Still, Jr. has served as a Director since 2009, as Lead Independent Director since 2012, and as Vice Chair of the Board since 2014. Mr. Still is a partner emeritus at Norwest Venture Partners, a global venture capital firm that he joined in 1989, and was a co-managing partner from 1994 to 2014. Prior to that, he was with Ernst & Young LLP, an accounting firm, and a partner at Centennial Funds, a venture capital firm. Mr. Still led the sole venture investment in PeopleSoft, Inc., where he served as a director from 1991 to 2001. Mr. Still manages Still Capital Partners, which he founded in 2014. He served as a director and Chairman of the Board of Stillwater Growth Corp I, LLC, a special purpose acquisition company, from February 2021 to December 2022. Mr. Still served on the Board of Advisors at the Tuck School of Business and the Center of Private Equity and Venture Capital at Tuck from 2011 to 2019. He currently serves as a director of two private companies.

Qualifications

Mr. Still received a bachelor's degree in accounting from Pennsylvania State University and a master's degree in business administration from the Tuck School of Business at Dartmouth College. He brings to our Board financial and investing acumen through his many years with Norwest Venture Partners. His service as an advisor to technology companies provides a valuable resource for our Board.

Continuing Directors

ANEEL BHUSRI



Director since 2005

Biography

Aneel Bhusri co-founded Workday in 2005 and has served as a Director since then, including as Chair from 2012 to 2014 and from April 2021 to the present. He has been our Co-Chief Executive Officer since August 2020 after serving as Chief Executive Officer since 2014. Mr. Bhusri also served as Co-Chief Executive Officer from 2009 to 2014 and as President from 2007 to 2009. From 1993 to 2004, Mr. Bhusri held a number of senior management positions with PeopleSoft, Inc., including Vice Chairman of its board of directors from 1999 to 2002. Mr. Bhusri is currently an advisory partner at Greylock Partners, a Silicon Valley venture capital firm that he has been associated with since 1999, and prior to that time worked at Norwest Venture Partners and Morgan Stanley. He has served as a director of General Motors Company since October 2021 and currently serves as a director of the Workday Foundation. He served as a director of Intel Corporation from 2014 to November 2019 and of Pure Storage, Inc. from 2010 to February 2018.

Qualifications

Mr. Bhusri received bachelor's degrees in electrical engineering and economics from Brown University, and a master's degree in business administration from Stanford University, where he has served as a member of the Board of Trustees since June 2019. He brings to our Board extensive executive leadership and operational experience, including his experience and familiarity with our business as a co-founder and Co-Chief Executive Officer.

THOMAS F. BOGAN



Director since 2022

Biography

Tom Bogan has served as a Director since 2022. Mr. Bogan joined Workday in August 2018 through our acquisition of Adaptive Insights and served as Vice Chairman, Corporate Development, from February 2021 to January 2022. From February 2020 to February 2021, Mr. Bogan served as Vice Chairman with responsibility for our Workday Strategic Sourcing business, and from August 2018 to February 2020, he was Executive Vice President of our Planning Business Unit. At Adaptive Insights, Mr. Bogan was Chief Executive Officer and a director from 2015 until its acquisition by Workday. Mr. Bogan has served on the board of Aspen Technology, Inc. since May 2022. From 2007 until January 2019, he was a director of Apptio, Inc., including its Chairman from 2012 to January 2019, and a director of Citrix Systems, Inc. from 2003 to 2016. He currently serves as a director of various privately held companies.

Qualifications

Mr. Bogan received a bachelor's degree in accounting from Stonehill College. He brings to our Board extensive executive leadership experience and expertise in software technology companies, including experience and familiarity with our business.

ANN-MARIE CAMPBELL



Director since 2019

Biography

Ann-Marie Campbell has served as a Director since April 2019. Ms. Campbell is Executive Vice President of U.S. Stores and International Operations at The Home Depot, Inc., a large home improvement retailer. From February 2016 until appointment to her current role in October 2020, she served as Executive Vice President — U.S. Stores at The Home Depot. Ms. Campbell began her career with The Home Depot in 1985 and has held roles of increasing responsibility since then, including vice president roles in the company's operations, merchandising, and marketing departments. She served as a director of Potbelly Corporation from 2014 to May 2019.

Qualifications

Ms. Campbell received a bachelor's degree in philosophy and a master's degree in business administration from Georgia State University. She brings to our Board extensive operational experience, expertise in strategic planning, and keen insights in identifying and capturing new business opportunities.

LYNNE M. DOUGHTIE



Director since 2021

Biography

Lynne M. Doughtie has served as a Director since February 2021. Ms. Doughtie was U.S. Chairman and Chief Executive Officer of KPMG LLP, a global leader in audit, tax, transaction, and advisory services, from July 2015 until her retirement in June 2020. Prior to that, she served in many leadership roles after joining KPMG in 1985, including as Vice Chair of the firm's U.S. Advisory business from 2011 to June 2015. Ms. Doughtie has been a director of The Boeing Company since January 2021. She also serves on the board of directors of several nonprofit organizations and on the board of advisors of various private companies and educational institutions.

Qualifications

Ms. Doughtie received a bachelor's degree in accounting from Virginia Tech University. She brings to our Board extensive experience in risk management and information security from her years at KPMG, as well as her experience advising organizations on complex global business matters and strategies across industries and financial expertise.



CARL M. ESCHENBACH

Director since 2018

Biography

Carl M. Eschenbach has served as a Director since February 2018, and has been our Co-CEO since December 2022. Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, from April 2016 to December 2022, where he currently serves as a venture partner. Prior to that, Mr. Eschenbach spent 14 years at VMware, Inc., a leading innovator in enterprise software, where he held a number of leadership roles in operations, most recently as its President and Chief Operating Officer from 2012 to 2016. Prior to that, Mr. Eschenbach held various sales management positions with Inktomi Corporation, 3Com Corporation, Lucent Technologies, Inc., and EMC Corporation. Mr. Eschenbach served as a director of Aurora Innovation, Inc. from November 2021 to March 2023, UiPath, Inc. from December 2020 to March 2023, and Zoom Video Communications, Inc. from November 2016 to January 2023. He has served as a director of Snowflake Inc. since May 2019 and Palo Alto Networks, Inc. since May 2013, and is also a director of several private companies.

Qualifications

Mr. Eschenbach received an electronics technician diploma from DeVry University. He brings to our Board over 30 years of operational and sales experience in the technology industry and deep knowledge of high-growth companies.



MICHAEL M. MCNAMARA

Director since 2011

Biography

Michael M. McNamara has served as a Director since 2011. Mr. McNamara is Co-Founder and Chief Executive Officer of Samara Living Inc., a company specializing in factory built housing and additional dwelling units, a position he has held since May 2022. Mr. McNamara served as a venture partner at Eclipse Ventures, a Silicon Valley venture capital firm, from January 2019 to March 2022. From 2006 to December 2018, Mr. McNamara was Chief Executive Officer of Flex Ltd., a company that delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. He also held other senior roles at Flex after joining the company in 1994. Mr. McNamara has served as a director of Carrier Global Corporation since April 2020 and is also a director of several private companies. Mr. McNamara served as a director of Slack Technologies, Inc. from December 2019 to July 2021, and of Flex from 2005 to December 2018. He has served as a member of the Visiting Committee of the Sloan School of Management at Massachusetts Institute of Technology ("MIT") since 2018, on the board of advisors of MIT from 2014 to 2019, and of Tsinghua University School of Economics and Management from 2006 to 2019, and is an advisor to several other private companies and one investment fund.

Qualifications

Mr. McNamara received a bachelor's degree in industrial management from the University of Cincinnati and a master's degree in business administration from Santa Clara University. He brings to our Board extensive leadership and experience in managing international operations. His prior service as Flex's Chief Executive Officer provides a management perspective to business and strategic decisions of the Board.

LEE J. STYSLINGER III



Director since 2016

Biography

Lee J. Styslinger III has served as a Director since August 2016. Mr. Styslinger was a member of Workday's CEO Advisory Board from February 2015 until his appointment to our Board. He was the Chief Executive Officer of Altec, Inc., a holding company for businesses that design, manufacture, and market equipment for the electric and telecommunications industries globally, from 1997 to October 2021, and served as its Chairman from 2011 to 2021 and Co-Chairman from October 2021 to present. Mr. Styslinger has served as a director of Vulcan Materials Company since 2013 and of Regions Financial Corporation since 2003, and served on the board of Glass Houses Acquisitions Corp., a blank check company targeting businesses powering the new industrial economy, from 2021 to 2022. Mr. Styslinger is also on the boards of several educational, civic, business, and leadership organizations, including the Harvard Business School.

Qualifications

Mr. Styslinger received a bachelor's degree from Northwestern University and a master's degree in business administration from Harvard Business School. He brings to our Board extensive experience managing a large company in today's global market, as well as financial expertise.

JERRY YANG



Director since 2013

Biography

Jerry Yang has served as a Director since 2013. He is the founding partner of AME Cloud Ventures, an innovation investment firm that he started in 2012. Mr. Yang was a co-founder of Yahoo! Inc., where he served as a director from 1995 to 2012, and as Chief Executive Officer from 2007 to 2009. Mr. Yang also led Yahoo's investments in Yahoo! Japan Corporation and Alibaba Group Holding Limited. He has been a director of Alibaba Group Holding Limited since 2014 and was also a director from 2005 to 2012. Mr. Yang has been a director of Lenovo, Inc. since 2014, is the Chair of the Stanford University Board of Trustees, and is a director and/or advisor of several other companies and foundations.

Qualifications

Mr. Yang received a bachelor's degree and a master's degree in electrical engineering from Stanford University, where he served on the Board of Trustees from 2005 until September 2015 and from October 2017 to the present. He brings to our Board extensive global leadership skills and deep experience in consumer internet technology.

Board Diversity Matrix
As of May 10, 2023

The following chart shows certain self-identified personal characteristics of our directors and nominees, in accordance with Nasdaq Listing Rule 5605(f).

Total number of directors: 12

	Female	Male	Non-binary	Did not disclose gender
Directors	3	9	—	—
Number of directors who identify in any of the categories below:				
African American or Black	1	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	2	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	6	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did not disclose demographic background	—	—	—	—

Summary of Director Experience and Qualifications

The matrix below summarizes key qualifications, skills, and attributes relevant to the decision to nominate candidates to serve on the Board of Directors. A mark indicates a specific area of focus or expertise on which the Board particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. The biographies of our Directors and Director Nominees above describe each director's background and relevant experience in more detail.

Director	Software or technology	Cybersecurity, information security, or privacy	Global business operations	Business development or strategy in the software industry	Sales, marketing, or brand building	HCM, including talent recruitment and retention	Finance or accounting	Executive leadership	Other public company board service
Aneel Bhusri	X	X	X	X	X	X		X	X
Thomas F. Bogan	X	X	X	X	X	X	X	X	X
Ann-Marie Campbell			X		X	X		X	X
Christa Davies	X	X	X	X			X	X	
Lynne M. Doughtie	X	X	X		X	X	X	X	X
Carl M. Eschenbach	X	X	X	X	X	X	X	X	X
Wayne A.I. Frederick, M.D.						X		X	X
Mark J. Hawkins	X	X	X	X			X	X	X
Michael M. McNamara			X		X		X	X	X
George J. Still, Jr.	X			X		X	X	X	X
Lee J. Styslinger III	X	X	X	X	X	X	X	X	X
Jerry Yang	X	X	X	X	X		X	X	X

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **FOR**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2 TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING JANUARY 31, 2024.

The Audit Committee of the Board of Directors has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the year ending January 31, 2024. During our fiscal year ended January 31, 2023, Ernst & Young LLP served as our independent registered public accounting firm and has audited our consolidated financial statements since its appointment in 2008.

Notwithstanding its selection and even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Workday and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024. Our Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of Ernst & Young LLP will be present at the Annual Meeting and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees billed or to be billed by Ernst & Young LLP and affiliates for professional services rendered with respect to the fiscal years ended January 31, 2023 and 2022. All of these services were approved by the Audit Committee.

	Fiscal Year Ended January 31,	
	2023	**2022**
Audit Fees[1]	$4,730,468	$4,631,675
Audit Related Fees[2]	1,266,189	1,051,133
Tax Fees[3]	888,869	725,017
All Other Fees	—	—
Total	**$6,885,526**	**$6,407,825**

(1)   Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements, and audits of our statutory financial statements in non-U.S. jurisdictions.

(2)   Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for service organization control audits under Statement on Standards for Attestation Engagements No. 18 and fees for information security assessments.

(3)   Consists of fees in connection with tax compliance and tax consulting services.

Auditor Independence

Under its charter, the Audit Committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee has determined that the rendering of non-audit services for assurance and related services that are reasonably related to the performance of the audit services, audit-related services, tax services, and other services by Ernst & Young LLP is compatible with maintaining the principal accountants' independence.

Pre-Approval Policies and Procedures

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, our Audit Committee is responsible for the appointment, compensation, and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee (or its Chair if such approval is required prior to the next Audit Committee meeting) generally pre-approves of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services.

Vote Required

The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

PROPOSAL NO. 3: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

 **FOR** | THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 3 TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION PAID TO WORKDAY'S NAMED EXECUTIVE OFFICERS.

We are seeking an advisory, non-binding stockholder vote with respect to the compensation awarded to our named executive officers (or "NEOs"), referred to as a "Say-on-Pay" vote, for the fiscal year ended January 31, 2023, in accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our executive compensation program and the compensation paid to our NEOs are described on pages 50-60 of this Proxy Statement. Our compensation programs are overseen by the Compensation Committee and reflect our philosophy to pay all of our employees, including our NEOs, in ways that support the following principles that we believe reflect our core values:

- motivate, attract, and retain the best talent;

- support a high-performance culture by rewarding excellence and achievement;

- recognize and retain top-performing talent via differentiated rewards and opportunities;

- reinforce alignment with Workday's values (in particular, a focus on excellence and an attitude of ownership);

- create alignment with Workday's strategy and long-term performance; and

- provide an opportunity for each employee to share in the success we create together.

To help achieve these objectives, we structure our NEOs' compensation to reward the achievement of short-term and long-term strategic and operational goals.

Based on the above, we request that stockholders approve on a non-binding, advisory basis, the compensation of Workday's NEOs as described in this Proxy Statement pursuant to the following resolution:

RESOLVED, that the compensation paid to Workday's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis" section, compensation tables, and narrative discussion, is hereby APPROVED.

Vote Required

Approval of our named executive officers' compensation requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board of Directors and the Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our NEOs. Stockholders should be aware that this advisory vote occurs after significant NEO compensation decisions have been made in the current fiscal year. In addition, because the compensation elements integrate into an overall compensation package, it may not be possible or appropriate to change the compensation package to reflect the results of one year's advisory vote on NEO compensation before the next annual meeting of stockholders.

Unless the Board modifies its policy on the frequency of holding advisory votes on NEO compensation, the next such advisory vote will occur at our 2024 Annual Meeting of Stockholders.

PROPOSAL NO. 4: STOCKHOLDER PROPOSAL REGARDING AMENDMENT OF OUR BYLAWS

 **AGAINST** | **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 4 REGARDING AMENDMENT OF OUR BYLAWS.**

We have been advised that James McRitchie intends to submit the proposal set forth below at the Annual Meeting. We will furnish the address and number of shares held by the proponent upon receipt of a request to the Corporate Secretary for such information.

Stockholder Proposal



Proposal 4 — Fair Elections

RESOLVED: James McRitchie and other shareholders request that directors of Workday, Inc. ("Company") amend its bylaws to include the following language: Shareholder approval is required for any advance notice bylaw amendments that:

1. require the nomination of candidates more than 90 days before the annual meeting,

2. impose new disclosure requirements for director nominees, including disclosures related to past and future plans, or

3. require nominating shareholders to disclose limited partners or business associates, except to the extent such investors own more than 5% of the Company's shares.

Supporting Statement by Stockholder Proponent

Under SEC Rule 14a-19, the universal proxy card must include all director nominees presented by management and shareholders for election.[1] Although the Rule implies each side's nominees must be grouped together and clearly identified as such, in a fair and impartial manner, most rules for director elections are set in company bylaws.

For Rule 14a-19 to be implemented equitably, boards must not undertake bylaw amendments that deter legitimate efforts by shareholders to submit nominees. The bylaw amendments set forth in the proposed resolution would presumptively deter legitimate use of Rule 14a-19 by deterring legitimate efforts by shareholders to seek board representation through a proxy contest.

The power to amend bylaws is shared by directors and shareholders. Although directors have the power to adopt bylaw amendments, shareholders have the power to check that authority by repealing board-adopted bylaws. Directors should not amend the bylaws in ways that inequitably restrict shareholders' right to nominate directors. This resolution simply asks the board to commit not to amend the bylaws to deter legitimate efforts to seek board representation, without submitting such amendments to shareholders. We urge the Board not to further amend its advance notice bylaws until shareholders have at least voted on this proposal.

---

[1] https://www.ecfr.gov/current/title-17/chapter-II/part-240/section-240.14a-19

Bloomberg's Matt Levine speculates bylaws might require disclosure submissions "on paper woven from unicorns' manes,"[2] with requirements waived for the board's nominees. While Mr. Levine depicts humorous and exaggerated possibilities, some companies are adopting amendments clearly designed to discourage fair elections.

Directors of at least one company (Masimo Corp.) recently adopted bylaw amendments that could deter legitimate efforts by shareholders to seek board representation through a proxy contest. Masimo's advance notice bylaws "resemble the 'nuclear option' and offers a case study in how rational governance devices can become unduly weaponized, writes Lawrence Cunningham.[3] Directors of other companies are considering similar proposals.

To ensure shareholders can vote on any proposal that would impose inequitable restrictions, we urge a vote FOR Fair Elections.


To Enhance Shareholder Value, Vote FOR
Fair Elections — Proposal 4


The Company's Statement of Opposition

Our Board of Directors has carefully considered the terms of this stockholder proposal and, after consideration, has determined that our current advance notice bylaw provides stockholders with a meaningful opportunity to nominate directors, aligns with market practice, and complements our other governance practices. Our Board recommends that you vote against this proposal.

Background on Our Advance Notice Bylaw

Our Board of Directors believes that our advance notice structure is the most appropriate for us and our stockholders at this time. Our existing advance notice bylaw requires a stockholder to submit a nomination for the Board no later than 75 days and no earlier than 105 days prior to the anniversary of the preceding year's annual meeting of stockholders. We believe it is very important for us and for our stockholders that our Board has sufficient time and information in order to appropriately assess director candidates. The current timing in our bylaws allows us the appropriate time to review and vet nominees to our Board and is more favorable to stockholders than what is considered reasonable under Institutional Shareholder Services (ISS) guidelines. In addition, more than a majority of the companies that comprise the S&P 500 and Fortune 500 combined have advance notice provisions that require notice to be no later than 90 days and no earlier than 120 days.

The provisions in our bylaws related to information required to be provided by stockholder nominees are not overly onerous but allow us to have a good process in place to consider and verify candidates to our Board, particularly when we receive nominations from stockholders that are focused on acquiring control over our company without paying a premium, which would be at the detriment of our other stockholders. Additionally, adding an exception to the provision of required information for stockholders who own more than 5% of our shares would generally only serve large activist stockholders and we have no present intention to amend these provisions in our bylaws. We believe that our bylaws currently strike an appropriate balance between gathering relevant and important information while at the same time not being overly onerous.

Our Board of Director's Ability to Amend the Bylaws Without Stockholder Approval Enables It to Promote and Protect the Best Interests of Workday and Our Stockholders

Under Delaware law, a Delaware corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the board of directors. We believe that the overwhelming majority of large, publicly traded corporations that are incorporated in Delaware confer the right to amend bylaws to the boards of directors, and we have provided our Board of Directors with this power. In considering and implementing amendments to the bylaws, our Board, however, must act in a manner consistent with its fiduciary duties of care and loyalty owed to the company and our stockholders. Stockholders, however, always retain the right to amend the bylaws by stockholder action. The authority granted to our Board does not curtail this right in any way.

---

[2]   https://www.bloomberg.com/opinion/articles/2022-10-27/credit-suisse-gives-first-boston-gets-a-second-chance?sref=a7KhiWzs#xj4y7vzkg

[3]   https://corpgov.law.harvard.edu/2022/10/23/the-hottest-front-in-the-takeover-battles-advance-notice-bylaws/

Furthermore, retaining the board's ability to amend the bylaws without stockholder approval allows our Board to respond quickly to unforeseen events or changes in applicable laws. There are frequent changes to both Delaware law, securities laws and exchange rules that may require bylaws amendments. Our Board's ability to respond to those changes without stockholder approval saves the company the time and expense of holding a special stockholder meeting or removes the unnecessary risk waiting for our annual stockholder meeting to make any such amendment effective. Our Board should retain the ability make such changes without the administrative burdens posed by a stockholder meeting.

We are Committed to High Standards of Corporate Governance

Workday is committed to effective corporate governance that is informed by our stockholders, promotes the long-term interests of our stockholders, and strengthens board and management accountability. The Board of Directors regularly reviews our corporate governance practices in light of legal and regulatory requirements, evolving best practices, and other developments, and approves updates as appropriate. We maintain best practice governance policies, including (1) regular meetings with our stockholders on topics such as board composition, corporate governance, and our dual-class share structure, and (2) that at least one of the Chair of our Board and Vice Chair of our Board will be an independent director (and if the role of Chair is filled by a director who does not qualify as an independent director, the Board will designate a lead independent director).

Delaware Law Provides Our Stockholders with the Ability to Amend Our Bylaws

Under Delaware law, our stockholders have the power to adopt, amend and repeal the company's bylaws, which may not be limited by our Board of Directors. This right also extends to the ability to reverse or otherwise alter amendments specifically implemented by our Board.

In summary, we believe that our current advance notice bylaw and bylaw amendment procedures are consistent with existing best practices and continue to reflect the governance framework that best protects stockholder rights without inappropriately restricting the Board's ability to review nominees to our Board as we require. Adopting the proposal would result in a costly and unnecessary stockholder approval process that we believe does not protect the interests of our stockholders, especially given our Board's commitment to strong governance practices and responsiveness to our stockholders. Accordingly, we believe that adoption of the stockholder proposal is not appropriate and is not in the best interests of our stockholders.

Vote Required

Approval of this stockholder proposal regarding amendment of our bylaws requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance

Workday is committed to effective corporate governance that is informed by our stockholders, promotes the long-term interests of our stockholders, and strengthens board and management accountability. Our Corporate Governance Guidelines establish the governance framework within which the Board of Directors conducts its business and fulfills its responsibilities. These guidelines are available on our website at www.workday.com/governanceguidelines. The Board regularly reviews our Corporate Governance Guidelines in light of legal and regulatory requirements, evolving best practices, and other developments, and approves updates as appropriate.

Our Board has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add significant value to the strategic decisions made by the Company and that enable them to provide oversight of management to ensure accountability to our stockholders. In addition to a strong, independent Board, we are committed to a corporate governance structure that promotes long-term stockholder value creation through a sound leadership structure and by providing our stockholders with both the opportunity to provide direct feedback and key substantive rights to help ensure accountability.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers, employees, and contractors. The Code of Conduct helps simplify our commitment to integrity by providing a framework for doing the right thing. Our Code of Conduct is available on our website at www.workday.com/code-of-conduct.

Risk Oversight by Our Board of Directors

Risk is inherent in every business, and so risk assessment and oversight are a critical part of Workday's governance and management processes. While our management team is responsible for the day-to-day management of risk, our Board of Directors is ultimately responsible for risk oversight. Our Board exercises its risk oversight function both directly and indirectly through its various committees and believes that open communication between our management team and our Board is essential for effective risk management and oversight. The Board reviews strategic and operational risks, including cybersecurity risks, in the context of reports from the management team on a regular basis, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions. Our Board assists in determining the appropriate level of risk for our company, assesses the specific risks that we face, and reviews management's strategies for adequately mitigating and managing identified risks.

Our Audit Committee, Nominating and Governance Committee, and Compensation Committee support our Board in discharging its risk oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face, and that our Board leadership structure supports this approach.

Committee	Areas of Focused Risk Oversight
Audit Committee	• Oversees the overall enterprise risk management framework of the company • Oversees the accounting and financial reporting processes of the company • Oversees risks relating to financial accounting, reporting and controls, and ethical, legal, and regulatory matters, including cybersecurity and other information technology risk
Compensation Committee	• Assesses risks created by the incentives inherent in our compensation policies and oversees human capital management, including belonging and diversity. See "Compensation Policies and Practices as they relate to Risk Management" in the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement for additional information
Nominating and Governance Committee	• Assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, and ESG matters, including corporate governance, government relations activities, and sustainability initiatives

Security, Privacy, and Trust

At Workday, keeping our customers' data secure is among our top priorities. We employ rigorous measures at the organizational, architectural, and operational levels to help ensure that customer data, applications, and infrastructure remain safe and in compliance with global privacy laws and regulations. Our Board of Directors devotes significant time to our privacy practices as well as cyber security and information security risk and cyber incident preparedness and response. Our Chief Privacy Officer reports at least annually to the Board and our Chief Information Security Officer regularly reports to the Audit Committee and the Board on cyber threats, incident response, and our security framework. Additionally, we are committed to trustworthy AI and act responsibility and transparently in the design and delivery of our AI solutions to support equitable recommendations.

Stockholder Engagement

Our Board of Directors values and takes seriously the views of our stockholders, regularly reviews current governance and executive compensation policies and practices, risk oversight, and culture and human capital issues, and will consider appropriate changes as we grow and mature. In addition to our Annual Meeting each year, we provide stockholders with opportunities to deliver feedback on our corporate governance, compensation programs, sustainability practices, and other areas through a year-round stockholder engagement program. We engage with proxy advisory firms to discuss our programs and stockholder feedback, and learn about key focus areas their clients are raising. Our quarterly earnings calls provide stockholders with an opportunity to hear about our financial results and corporate strategy.

Our Investor Relations team regularly meets with investors and investment analysts. Meetings often include participation by our business leaders and members of our Legal, Environmental Sustainability, Executive Compensation, and Belonging and Diversity teams. Our Legal team regularly communicates topics discussed and stockholder feedback to senior management and the Board for consideration in their decision-making.

Since our 2022 Annual Meeting, we have actively reached out to our top 12 stockholders that collectively hold greater than one-third of the shares of our outstanding Class A common stock and held meetings with nine such stockholders, representing nearly 25% of shares of our outstanding Class A common stock. In fiscal 2023, specific meetings with our stockholders included:

- Financial performance;
- Board composition, corporate governance, and our dual-class share structure;
- Our executive compensation program, including alignment of pay with performance; and
- ESG matters and disclosure, including diversity and inclusion and sustainability metrics, initiatives, and disclosures.

We manage our business with a focus on continued innovation, growth, and stockholder value creation, and recognize that our compensation programs must balance stockholder perspectives with our ability to retain and attract the highest caliber of talent to facilitate growth at scale. For example, we eliminated the evergreen provision and the ability to reprice options without stockholder approval in our 2022 Equity Incentive Plan. Additionally, we adopted an omnibus bonus plan in early fiscal 2024 in response to stockholder feedback requesting increased disclosure regarding the performance metrics we use or may use in our cash bonus program.

We intend to continue the dialogue with our stockholders on these matters and will consider stockholder feedback along with best practices, market standards, and applicable regulations in making governance and other key board decisions.

Communications with the Board of Directors

Stockholders and other interested parties wishing to communicate about bona fide issues or questions with the Board of Directors or with an individual member of the Board may do so by writing to the Board or to the particular member of the Board, care of the Corporate Secretary at generalcounsel@workday.com or by mail to the Corporate Secretary, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. The communication should indicate that it contains a stockholder or interested party communication. All such communications will be forwarded to the director or directors to whom the communications are addressed. Workday will generally not forward to the Board a communication that it determines to be primarily commercial in nature or related to an improper or irrelevant topic, or that requests general information about Workday.

Director Independence

Our Class A common stock is listed on the Nasdaq Global Select Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors be independent. Our Board of Directors has determined that none of our directors who are not current or former employees (Messrs. Frederick, Hawkins, McNamara, Still, Styslinger, and Yang and Mses. Campbell, Davies, and Doughtie) has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of the Nasdaq Global Select Market.

Leadership Structure

Our corporate governance framework provides the Board of Directors flexibility to determine the appropriate leadership structure for Workday. The Board does not require the separation of the offices of Chair of the Board and Chief Executive Officer. The Board may appoint a Chair of the Board and Vice Chair of the Board, at least one of whom will be an independent director. If the role of Chair is filled by a director who does not qualify as an independent director, the Board will designate a lead independent director.

Mr. Bhusri and Mr. Eschenbach serve as our Co-Chief Executive Officers and as members of our Board. Mr. Bhusri assumed the role of Chair of the Board in April 2021. Because our Chair is a current executive officer of Workday, Mr. Still also serves as a Vice Chair and Lead Independent Director of the Board. Our Board believes that the current leadership structure, coupled with a strong emphasis on independence, provides effective independent oversight of management while allowing the Board and management to benefit from the extensive executive leadership and operational experience of Messrs. Bhusri and Eschenbach. Independent directors and management sometimes have different perspectives and roles in strategy development. Our independent directors bring experience, oversight, and expertise from outside of our company, while Messrs. Bhusri and Eschenbach bring company-specific experience and expertise.

Lead Independent Director

Mr. Still serves as Vice Chair and as Lead Independent Director of the Board of Directors. As Lead Independent Director, among other responsibilities, Mr. Still presides over regularly scheduled meetings at which only our independent directors are present; serves as a liaison between the Co-Chief Executive Officers, Chair, and the independent directors; and performs such additional duties as our Board may otherwise determine and delegate.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our Board of Directors has a policy of conducting executive sessions of independent directors during each regularly scheduled Board meeting and at such other times if requested by an independent director. These executive sessions are chaired by our Lead Independent Director. The Lead Independent Director provides feedback to Workday's Co-Chief Executive Officers, as needed, promptly after the executive sessions.

Meetings of the Board of Directors

The Board of Directors met six times during fiscal 2023 and took action by unanimous written consent four times. Each director attended at least 75% of the total number of meetings of the Board and of any Board committees of which he or she was a member during fiscal 2023, except for Ms. Campbell, who attended 64% of such meetings held during fiscal 2023.

It is our policy that directors are invited and encouraged to attend our annual meetings of stockholders. All members of the Board during fiscal 2023 attended our annual meeting held on June 22, 2022. We have scheduled our 2023 Annual Meeting on the same day as a regularly scheduled Board meeting in order to facilitate attendance by our Board members.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, and an Investment Committee. The current composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. The following table provides membership information for each of our Board committees:

	Audit Committee	Compensation Committee	Nominating & Governance Committee	Investment Committee
Aneel Bhusri ★				
Thomas F. Bogan				Member
Ann-Marie Campbell			Member	
Christa Davies	Chair		Member	
Lynne M. Doughtie	Member	Member		
Carl M. Eschenbach				
Wayne A.I. Frederick, M.D.				
Mark J. Hawkins				
Michael M. McNamara	Member		Chair	
George J. Still, Jr. ★★		Chair	Member	Member
Lee J. Styslinger III	Member			
Jerry Yang		Member		Chair

★ = Chair of the Board
★★ = Lead Independent Director
= Chair
= Member

Audit Committee

Our Audit Committee is composed of Mses. Davies and Doughtie, and Messrs. McNamara and Styslinger, each of whom is independent and financially literate within the meaning of the Nasdaq Global Select Market rules. Ms. Davies is the Chair of the committee. Each of Mses. Davies and Doughtie, and Messrs. McNamara and Styslinger also satisfies the independence requirements of Rule 10A-3 of the Exchange Act. Mses. Davies and Doughtie, and Mr. Styslinger are each an Audit Committee financial expert, as that term is defined under SEC rules, and possess financial sophistication as defined under the rules of the Nasdaq Global Select Market. The designation does not impose on any of them any duties, obligations, or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors.

The Audit Committee met eight times during fiscal 2023. The committee is directly responsible for, among other things:

- selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;
- ensuring the independence of the independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
- establishing procedures for employees to submit concerns anonymously about questionable accounting or audit matters or alleged violations of our Code of Conduct or applicable laws;
- considering the adequacy of our internal controls and internal audit function;
- reviewing the development and implementation of disclosure controls and procedures with respect to ESG disclosures;

- overseeing our overall enterprise risk management framework and reviewing our major financial risk exposures, significant climate-related financial risks, cybersecurity and other information technology risks, and processes to manage risk;

- overseeing our global ethics and compliance function;

- reviewing proposed waivers of the Code of Conduct for directors and executive officers;

- reviewing material related party transactions or those that require disclosure; and

- approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Audit Committee charter is available on our website at www.workday.com/audit-committee-charter.

Compensation Committee

Our Compensation Committee is composed of Ms. Doughtie and Messrs. Still and Yang, each of whom is independent within the meaning of the Nasdaq Global Select Market rules. Mr. Still is the Chair of our Compensation Committee. Each member of the committee is also a "non-employee director" under Rule 16b-3(b)(3)(i) of the Exchange Act and is free from any relationship that, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment as a Compensation Committee member.

The Compensation Committee met five times during fiscal 2023 and took action by unanimous written consent 14 times. The committee is responsible for, among other things:

- reviewing and approving, or recommending that our Board approve, the compensation of our executive officers;

- reviewing and recommending to our Board the compensation of our directors;

- reviewing and approving, or recommending that our Board approve, the terms of any employment arrangements with our executive officers;

- reviewing and approving the selection of peer companies used for compensation analysis;

- reviewing and approving, or recommending that our Board approve, any amendment of our recoupment policies and practices and stock ownership guidelines applicable to our Board and/or executive officers;

- administering our stock and equity incentive plans;

- reviewing and approving, or making recommendations to our Board with respect to, incentive compensation and equity plans;

- reviewing our strategies and policies related to human capital management, including belonging and diversity;

- reviewing our major compensation and human capital-related risk exposures; and

- reviewing our overall compensation philosophy.

The Compensation Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Compensation Committee charter is available on our website at www.workday.com/compensation-committee-charter.

Nominating and Governance Committee

Our Nominating and Governance Committee is composed of Messrs. McNamara and Still and Mses. Campbell and Davies, each of whom is independent within the meaning of the Nasdaq Global Select Market rules. Mr. McNamara is the Chair of our Nominating and Governance Committee.

The Nominating and Governance Committee met five times during fiscal 2023. The committee is responsible for, among other things:

- identifying and recommending candidates for membership on our Board of Directors;
- reviewing and recommending our Corporate Governance Guidelines and policies;
- overseeing and periodically reviewing our policies and programs concerning environmental sustainability, social responsibility, and governance, as well as our participation and visibility as a global corporate citizen;
- overseeing significant risks related to ESG, including climate-related risks, and the steps management has taken to monitor or mitigate such risks;
- conducting an annual review of the independence of the non-employee directors and members of the Nominating and Governance Committee, the Audit Committee, and the Compensation Committee;
- reviewing and recommending the composition of our Board and its committees in light of the current needs of the Board, including determining whether it may be appropriate to add or remove directors after considering issues of judgment, diversity, age, skills, background, and experience;
- overseeing the process of evaluating the performance of our Board;
- reviewing any feedback received from stockholder engagement efforts and reviewing any proposals properly submitted by stockholders for action at annual meetings of stockholders and making recommendations to our Board regarding action to be taken in response to such proposals; and
- assisting our Board on other corporate governance matters.

The Nominating and Governance Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. The Nominating and Governance Committee charter is available on our website at www.workday.com/nominating-governance-committee-charter.

Investment Committee

Our Investment Committee is composed of Messrs. Yang, Bogan, and Still. Mr. Yang is the Chair of our Investment Committee. Our Investment Committee is responsible for reviewing and approving, or recommending that the Board of Directors approve, certain mergers, acquisitions, joint ventures, and investments, and working with management to develop effective and scalable processes for the review and execution of such transactions. The Investment Committee met two times during fiscal 2023.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is, or at any time during the past year has been, an officer or employee of ours during the time on which they served on the Compensation Committee. None of our executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Considerations in Evaluating Director Nominees

The Nominating and Governance Committee is responsible for identifying, evaluating, and recommending candidates to the Board of Directors for Board membership, or the Board may conduct the process of identifying and evaluating Board candidates directly. A variety of methods are used to identify and evaluate director nominees, with the goal of maintaining and further developing an experienced and highly qualified Board. Candidates may come to our attention through current members of our Board, professional search firms, stockholders, or other persons.

The Nominating and Governance Committee will recommend to the Board for selection all nominees to be proposed by the Board for election by the stockholders, including approval or recommendation of a slate of director nominees to be proposed by the Board for election at each annual meeting of stockholders, and, if requested by the Board, will recommend all director nominees to be appointed by the Board to fill interim director vacancies.

The Board will be responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders. The Board may, either directly or upon the recommendation of the Nominating and Governance Committee, consider the minimum qualifications set forth below, any specific qualities or skills that it believes are necessary for one or more of the Board members to possess, and the desired qualifications, expertise, and characteristics of Board members.

Director Qualifications

The Nominating and Governance Committee and the Board of Directors believe that candidates for director should have certain minimum qualifications, including, without limitation:

- demonstrated business acumen and leadership, and high levels of accomplishment;

- experience with high-growth companies and global public companies;

- ability to exercise sound business judgment and to provide insight and practical wisdom based on experience;

- commitment to understand Workday and its business, industry, and strategic objectives;

- integrity and adherence to high personal ethics and values, consistent with our Code of Conduct;

- ability to read and understand financial statements and other financial information pertaining to Workday;

- commitment to enhancing stockholder value;

- willingness to act in the interest of all stockholders; and

- for directors who are not current or former employees, independence under Nasdaq Global Select Market listing standards and other applicable rules and regulations.

In the context of the Board's existing composition, other requirements that are expected to contribute to the Board's overall effectiveness and meet the needs of the Board and its committees may be considered.

In addition, under Workday's Corporate Governance Guidelines, the Board and each of its committees conduct a self-evaluation annually, which considers responsibilities under their charters and best practices. The Nominating and Governance Committee oversees each individual director's performance, the Board's performance, and the operation and composition of each committee. Also, a director is expected to spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. Thus, the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee is a member, as well as his or her other professional responsibilities, will be considered. To help ensure that our directors devote sufficient time to carry out their duties and responsibilities effectively, our Corporate Governance Guidelines provide that each director may not serve on more than three other public company boards without prior approval of the Nominating and Governance Committee and that each director should engage in discussion with our Nominating and Governance Committee prior to accepting an invitation to serve on a public or for-profit private company board of directors. Also, under the Corporate Governance Guidelines, there are no limits on the number of three-year terms that may be served by a director. However, in connection with evaluating recommendations for nomination for re-election, director tenure is considered.

When considering nominees, our Nominating and Governance Committee may take into consideration many factors including, among other things, a candidate's independence, integrity, financial and other business expertise, breadth of experience, relevant skills and whether their skills are complementary to those of our existing board, and experience in and knowledge about our business or industry. Additionally, although Workday does not have a formal diversity policy with regards to directors, Workday values diversity on a company- wide basis and endeavors to assemble a board with diverse perspectives and demographics (e.g., age, race, gender) and is in compliance with the board diversity requirements of Nasdaq and the State of California. The committee does not assign specific weights to any particular criteria and reviews the candidate's qualifications in light of the specific needs of the Board at that time.

Stockholder Recommendations for Nominations to the Board of Directors

The Nominating and Governance Committee will consider properly submitted stockholder recommendations for candidates for our Board of Directors who meet the minimum qualifications as described above. The committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. A stockholder of record can nominate a candidate for election to the Board by complying with the procedures in Article I, Section 1.12 of our Bylaws. Any eligible stockholder who wishes to submit a nomination should review the requirements in the Bylaws on nominations by stockholders, including the requirements of Rule 14a-19. Any nomination should be sent in writing to the Corporate Secretary, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. Submissions must include the full name of the proposed nominee, complete biographical information, a description of the proposed nominee's qualifications as a director, other information specified in our Bylaws and Rule 14a-19, and a written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Submissions must also include a representation that the nominating stockholder is a registered stockholder or a beneficial owner of shares held in street name and has held their stock for at least one year and that the nominating stockholder intends to solicit the holders of shares representing at least 67% of the voting power of the shares of Class A common stock entitled to vote on the election of directors in support of the nominating stockholder's director nominees in accordance with Rule 14a-19. These candidates are evaluated at meetings of the Nominating and Governance Committee and may be considered at any point during the year. If any materials are provided by a stockholder in connection with the recommendation of a director candidate, such materials are forwarded to the Nominating and Governance Committee.

All proposals of stockholders that are intended to be presented by such stockholder at an annual meeting of stockholders must be in writing and notice must be delivered to the Corporate Secretary at the principal executive offices of Workday not later than the dates described below under "Additional Information — Stockholder Proposals for 2024 Annual Meeting."

Non-Employee Director Compensation

Under our current compensation practices, our non-employee directors receive equity compensation for their service as directors, which we believe reinforces alignment with our stockholders and is consistent with our overall compensation philosophy. Our Board of Directors has historically approved annual refresh grants for our non-employee directors in respect of their Board and committee service at levels recommended by our Compensation Committee. Our compensation practices for non-employee directors are reviewed annually by our Compensation Committee. In addition, our executive compensation consultant, Semler Brossy Consulting Group, analyzes the competitive position of our director compensation program against the peer group used to review our executive compensation and examines how our director compensation levels, practices, and design features compare to members of our compensation peer group. Our Compensation Committee reviews this peer group to assess our director compensation against companies that have a similar size and growth trajectory as Workday and have similar business characteristics, such as companies focused on cloud applications or enterprise software. You can find additional information on our compensation peer group in the "Compensation Discussion and Analysis" section included elsewhere in this Proxy Statement.

During fiscal 2023, in accordance with the practices described above, our Compensation Committee reviewed our non-employee director compensation program and recommended that the Board maintain the annual refresh grant of restricted stock units ("RSUs") to our non-employee directors and to the Chair, Vice Chair, Lead Independent Director, and Committee members at the same levels disclosed in our 2022 Proxy Statement, which are set forth in the table below. The number of RSUs awarded to each director is determined by dividing the value of RSUs approved by the Board for each director by the trailing 20-day simple moving average stock price of Workday's Class A common stock, calculated using the 20 trading days prior to the date of grant. These equity awards vest in one annual installment on May 5th of the year following the year of grant, assuming continuous service through the vest date.

Grant Type	Annual RSU Award
Non-Employee Director	$320,000
Chair of the Board	50,000
Vice Chair of the Board and Lead Independent Director	50,000
Chair of the Audit Committee	75,000
Member of the Audit Committee	37,500
Chair of each of the Board's other Committees	50,000
Member of each of the Board's other Committees	25,000

Additionally, upon joining our Board, a non-employee director will generally be granted an initial equity award in connection with his or her appointment to the Board. New directors joining our Board between annual meetings may also receive a pro-rated annual grant. Our 2022 Equity Incentive Plan provides that a non-employee director may receive awards representing no more than $750,000 total value in any calendar year, and a newly appointed non-employee director may receive awards up to $1,750,000 in total value in the calendar year in which the individual first becomes a non-employee director, provided that any initial award granted in connection with the commencement of his or her initial service as a non-employee director shall not exceed $1,000,000 in value.

Consistent with the above, in fiscal 2023, the Compensation Committee granted awards to the non-employee directors as set forth in the following table. We also reimburse directors for travel expenses incurred in connection with attendance at Board meetings and other Workday events and for expenses incurred for continuing education related to their service as directors. Mr. Eschenbach is included in the table below for compensation awarded to, earned by or paid to him in his capacity as a non-employee director until December 20, 2022, when he became our Co-Chief Executive Officer. Following his appointment as Co-Chief Executive Officer, Mr. Eschenbach no longer receives compensation in his capacity as a director. Other than as set forth in the table below, in fiscal 2023, we did not pay any cash compensation or other fees to, make any equity awards or non-equity awards to, or pay any other compensation to any person who served as a non-employee director for all or a portion of fiscal 2023 in respect of their service as members of our Board.

Name	Grant Date	Number of Shares Subject to RSU Award[1]	Value of RSU Award on the Date of Grant[2]	All Other Compensation	Total Compensation
George J. Still, Jr. (Vice Chair)	6/22/2022	3,051	$416,736	$ —	$ 416,736
Thomas F. Bogan	6/22/2022	2,077	283,697		
	3/15/2022	3,288[3]	728,029	—	1,011,726
Ann-Marie Campbell	6/22/2022	2,240	305,962	—	305,962
Christa Davies	6/22/2022	2,726	372,344	—	372,344
Lynne M. Doughtie	6/22/2022	2,321	317,025	—	317,025
Carl M. Eschenbach	6/22/2022	2,402[4]	328,089	—	328,089
Wayne A.I. Frederick, M.D.	7/15/2022	5,248[5]	738,446		
	6/22/2022	2,077	283,697	—	1,022,143
Michael M. McNamara	6/22/2022	2,645	361,281	—	361,281
Lee J. Styslinger III	6/22/2022	2,321	317,025	—	317,025
Jerry Yang	6/22/2022	2,564	350,217	—	350,217

(1) RSU awards shown in the table above vest in full on May 5, 2023, assuming continuous service through such date, other than as indicated in the following footnotes. The following table provides information regarding outstanding equity awards held by non-employee directors as of January 31, 2023:

	RSU AWARDS	
Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[i]
George J. Still, Jr.	3,051	553,543
Thomas F. Bogan	2,077	376,830
	3,288	596,542
Ann-Marie Campbell	2,240	406,403
	327	59,328
Christa Davies	2,726	494,578
Lynne M. Doughtie	2,321	421,099
	1,654	300,085
Wayne A.I. Frederick, M.D.	5,248	952,145
	2,077	376,830
Michael M. McNamara	2,645	479,882
Lee J. Styslinger III	2,321	421,099
Jerry Yang	2,564	465,187

(i) The market value of unvested RSUs is calculated by multiplying the number of unvested shares held by the applicable director by the closing price of our Class A common stock on January 31, 2023, the last trading day of our fiscal year, which was $181.43.

(2) The amounts included in the "Value of RSU Award on the Date of Grant" column represent the aggregate grant date fair value of the RSU awards calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification ("ASC") Topic 718. The grant date fair value of each RSU award is measured based on the closing price of our Class A common stock on the date of grant.

(3) Mr. Bogan was granted RSUs in the amount of $750,000 in connection with his appointment to our Board, one-fourth of which vested on March 5, 2023, and the balance of which will vest in equal installments over the following 12 quarters, assuming continuous service through the applicable vesting dates.

(4) Mr. Eschenbach was granted 2,402 RSUs in connection with his service as a non-employee director on our Board in fiscal 2023 until his appointment as our Co-Chief Executive Officer on December 20, 2022. Mr. Eschenbach's RSUs granted to him in his capacity as a non-employee director continue to vest pursuant to their terms.

(5) Dr. Frederick was granted RSUs in the amount of $750,000 in connection with his appointment to our Board, one-fourth of which will vest on July 5, 2023, and the balance of which will vest in equal installments over the following 12 quarters, assuming continuous service through the applicable vesting dates.

ESG AT WORKDAY*

ESG Oversight and Governance

We believe that strong oversight and governance of ESG contributes to Workday's long-term success and allows us to make positive impacts in the environment and in the communities in which we operate. Our ESG program is implemented across our business and includes board and board committee oversight, executive-level leadership, and subject-matter experts who lead our ESG efforts across the company.

Workday's Board of Directors provides oversight of our ESG program and is actively engaged on ESG issues important to our company and business strategy. Our Nominating and Governance Committee oversees and periodically reviews Workday policies and programs concerning environmental sustainability, social responsibility, and governance, as well as Workday's participation and visibility as a global corporate citizen, while our Audit Committee oversees our global ethics and compliance function.

At the executive level, our Chief People Officer, in partnership with our Chief Diversity Officer, is responsible for developing and executing Workday's human capital strategy, including programs focused on belonging and diversity, and employee development, engagement, and wellbeing. These executives and our Co-CEOs regularly update our Board and Compensation Committee on human capital matters and seek their input on various ESG issues.

Workday's ESG Steering Committee, with executive sponsorship from Richard H. Sauer, Chief Legal Officer, and Robynne D. Sisco, Vice Chair of Workday, reports to the Board and is responsible for formalizing Workday's ESG strategy, goals, and structure. The ESG Steering Committee is composed of leaders from Workday's internal legal, finance, and audit functions and provides reports to the Board on progress towards the company's ESG goals and initiatives annually and as needed.

The ESG Steering Committee is supported by Workday's cross-functional ESG Task Force. The ESG Task Force meets regularly and includes subject-matter experts from across the company in environmental sustainability, diversity, equity and belonging, talent and culture, workforce development, corporate governance and business ethics, product innovation and customer satisfaction, privacy and data security, and AI ethics. Workday also has a Sustainability Team, which is led by our Senior Director, Environmental Sustainability, which is responsible for setting and implementing the company's environmental strategy and programs.

Our People

When Workday was founded in 2005, co-founders Aneel Bhusri and David Duffield wanted to make one thing clear: culture comes first. With a strong belief that happy employees lead to happy customers, maintaining a strong culture of inclusivity, belonging, and fun was integral to the foundation of Workday. This culture-first philosophy has helped shape Workday into the global leader that it is today, and our people continue to be a top priority.

Our Values

     

Employees   Customer Service   Innovation   Integrity   Fun   Profitability

Our core values give us a framework for leadership, daily decisions, and employee satisfaction, and help us enjoy our time at work. Staying true to our values has helped to preserve our culture, even virtually, and has guided our decisions to help protect and take care of our people, our customers, and our communities.

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*   Our goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met. Content available at websites and in documents referenced in this section are not incorporated herein and are not part of this Proxy Statement.

Total Rewards

Our compensation philosophy is designed to establish and maintain a fair and flexible compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives, create long-term value for our stockholders, grow our business, and assist in the achievement of our strategic goals. We believe that providing employees with competitive pay, eligibility for ownership in the company, and a wide range of benefits is fundamental to employees feeling valued, motivated, and recognized for their contributions. Equity ownership is a key element of our compensation program, allowing employees to share in Workday's successes and aligning the interests of our employees with our stockholders. Additionally, our total rewards package includes a cash bonus program, an employee stock purchase plan, healthcare and retirement benefits, paid time off, family leave, and other wellness programs. We also offer specialized benefits such as a holistic global mental and emotional health program, onsite and virtual healthcare resources, and support for fertility options and new parents, as well as reimbursement of adoption costs.

Belonging and Diversity

We strive to be a workplace where all employees are valued for their unique perspectives and where we all collectively contribute to Workday's success and innovation. Belonging and Diversity helps us cultivate an equitable and inclusive environment for all. Whether it's through creating resources and initiatives that enable and strengthen our culture, building inclusive products and technology, or hiring and developing diverse talent, our vision is to Value Inclusion, Belonging, and Equity ("VIBE") for all.

We have made significant progress towards our ongoing company commitments to belonging and diversity. To track progress and plan for the future, we use internally developed products to bring diversity- and inclusion-related data into one centralized location and set our belonging and diversity strategy. Through these products, we can assess, measure, benchmark, and manage diversity and inclusion as well as empower our leaders to create belonging and diversity plans and measure performance and outcomes across areas such as hiring, development, and employee experience. Looking at our diversity data, we continue to make strides in our representation. As of January 31, 2023, women represented 42% of our global employees and 37% of our leadership positions globally, and underrepresented minorities (defined as those who identify as Alaskan native, American Indian, Black, Latinx, Native Hawaiian, Other Pacific Islander, and/or two or more races) represented 14% of our U.S. employees and 10% of our leadership positions in the U.S.

Learning and Development

Our employees tell us they are most engaged when they are continuously being exposed to new things, empowered to build new skills, and able to make an impact. Our employees have instant access to training via several industry-leading learning platforms, which provide our global workforce with convenient, timely access to content from subject matter experts. We offer a number of educational resources, development opportunities, and a support community to guide employees throughout their Workday careers. For example, we developed Career Hub which helps our employees share skills and interests and receive relevant connections, curated learning content, and recommended jobs to help them on their career journeys. Using machine learning, Career Hub provides workers with suggestions to grow their skills and capabilities and encourages them to build a plan as they explore opportunities for continued career development.

Additionally, to foster a strong culture of compliance and ethics, we conduct annual compliance and ethics training of our Code of Conduct for all employees. In fiscal 2023, we had a 100% completion rate for our annual Code of Conduct training.

Communication and Engagement

Our culture and how we treat people are paramount at Workday, and we believe that being transparent and facilitating information sharing are key to our success. Workday leverages multiple communication channels to engage and inform employees, including company meetings, town halls, internal websites, and social collaboration tools. We also use Workday Peakon Employee Voice to collect feedback in real time from our employees and turn that feedback into dialog and action. Since we introduced Workday Peakon Employee Voice in fiscal 2022, we have had an average weekly participation rate of approximately 70% across our global employees, which reflects strong continuous participation by our employees. We receive data points from these surveys that help us identify actions to take to improve our company and our culture.

Buoyed by the opportunities offered by our own technology, our talent strategy philosophy puts employees at the center of their own career and performance journey. A fundamental tenet of this approach is the belief that we should provide employees with the tools and framework to enable their careers, putting them in the driver's seat. Our talent philosophy is centered on five factors that fuel employee success: enable contribution, grow capabilities, empower career, deepen connections, and align compensation and recognition.

Our talent and performance dashboard includes a summary of an employee's five factors and provides a snapshot view of performance-related tasks, with a visual summary of goals, feedback, and growth opportunities. Employees can take action to update their contributions, capabilities, career, and connections using the quick links provided in the dashboard.

Health, Safety, and Wellbeing

At Workday, we take a holistic approach to our employees' wellbeing and have created wellbeing programs that focus on four core pillars: happiness, health, movement, and nutrition. These programs go beyond traditional medical benefits and wellness offerings and allow employees to focus on their chosen wellness goals as well as their mental health.

Our Customers

Products

In line with our core values of customer service and innovation, we have increased our focus on how our technology can enable our customers to advance their own ESG goals, and how we can help them comply with the myriad of new and emerging ESG compliance and disclosure obligations. Workday is well positioned to play an important supporting role for our customers who are focused on ESG compliance because we are for our customers a central source of data — a centralized location whereby internal and external data can be brought together and analyzed. With our intelligent data core, customers are able to gather information with ease and report with confidence. For example, with Workday as the single source of worker data, customers can measure belonging and diversity outcomes across the employee lifecycle. Customers can also use Workday to source, evaluate, and manage sustainable suppliers; deliver compliance training; and, with our planning solutions, proactively plan and track ESG goals.

Trust and Ethics

When it comes to innovation, we build with trust top of mind. Our customers expect us to create and deliver products with integrity, and because of that, privacy, ethics, and security have been embedded into Workday's design since day one. We are focused on delivering unparalleled security and data privacy across all aspects of the Workday service. This includes complying — and helping our customers comply — with various international privacy regulations and staying true to our privacy-by-design principles. By providing a consistent security model, employing industry-leading safeguards, and continuously monitoring our service, we prioritize the safeguarding of our customers' data. In addition to our commitment to privacy in the products we deliver, we believe privacy is a fundamental right. We are a leader in the enterprise cloud sector and work constructively with policymakers to advance a modern legal framework that protects individuals and enhances understanding and trust in technology around the world.

We have long believed that AI and ML will power the future of work and have been building and delivering AI and ML capabilities to our customers for nearly a decade. From a capabilities perspective, Workday takes a platform-first approach that embeds AI and ML into the very core of our technology platform. Our comprehensive single data model allows us to maintain clean and coherent data in a way our competitors cannot. The combination of Workday's unique data and technology capabilities allows us to deploy AI and ML solutions with high performance and better tailored use cases, quickly delivering rapid and differentiated outcomes for our customers.

We have put in place an ML trust program that specifically addresses how Workday delivers AI and ML technologies with a laser focus on ethics and customer trust, and an eye toward global emerging AI regulation. In 2019, we publicly committed to an ethical AI approach. Our commitment to ethical AI is a reflection of our core values and includes the following six principles:



We Put People First



We Care About Our Society



We Act Fairly and Respect the Law



We Are Transparent and Accountable



We Protect Data



We Deliver Enterprise-Ready ML Technologies

In order for AI and ML to be trustworthy, trust must be designed into the very foundation, and we are committed to responsible AI. We provide our customers with a clear understanding of how our ML products are developed and assessed in order to help mitigate any risks associated with their use. Our key ethical AI and ML principles serve as the cornerstone of our work in this space and guide us in the development of AI and ML technologies that help drive positive societal outcomes and expand growth opportunities for our customers and their employees.

Our Communities

Workday is committed to caring for people and the planet, and we focus on sustainability efforts that support our commitments to our stakeholders and align with our core values. We believe that doing good is good for business, and we concentrate our corporate social responsibility efforts on ways to positively impact the communities where we live and work in alignment with our commitments to all of our stakeholders. In light of today's global challenges, innovation plays a key role in doing our part to help solve some of the world's toughest problems. Every year, we set ambitious goals rooted in our core values to help address some of the world's most complex societal and environmental challenges.

Sustainability

Workday provides our more than 10,000 customers with a carbon-neutral cloud. We match 100% of the electricity we use at our offices and data centers globally with clean, renewable sources. In fiscal 2022, we achieved net-zero carbon emissions across our offices, data centers, and business travel. We achieved this milestone through a combination of operational efficiency, procurement of renewable electricity equal to 100% of our consumption, and investing in high-quality carbon offset projects. In 2020, we committed to science-based emissions reduction targets — across the entire value chain — that are consistent with keeping global warming to 1.5°C above pre-industrial levels. In early 2022, our ambitious science-based targets were approved by the Science Based Targets initiative. With this commitment, we are taking our next steps toward minimizing our impact on the planet and helping our world transition to a net-zero future by 2050. We are committed to:

- continue annually sourcing 100% renewable electricity through fiscal 2030;
- reducing absolute Scope 3 business travel GHG emissions by 25% by fiscal 2026 from a fiscal 2021 base year; and
- 70% of our suppliers by spend covering purchased goods & services and capital goods having science-based targets by fiscal 2026.

Since committing to our science-based targets, we have taken the following initiatives towards our commitments:

- We have entered into a five-year advance purchase of sustainable aviation fuel ("SAF"), which we expect will help reduce our business travel emissions and accelerate the energy transition in aviation. Functioning as a substitute for fossil jet fuels, SAF is produced from sustainable resources instead of being refined from petroleum. We encourage employees to travel by public transit and continue to use digital tools to minimize unnecessary business travel.

- We use Workday Strategic Sourcing to manage supplier engagements. This collaborative, cloud-based solution provides enterprise-wide visibility into sourcing projects that are driving science-based transformation targets, enabling us to manage, prioritize, and track all sourcing projects in one place.

In fiscal 2023, we engaged a third-party to complete a climate risk assessment and scenario analysis to identify our climate risks and opportunities in accordance with the recommendations from the TCFD. The information from this analysis will help us to better understand the resilience of our business strategy, and help us inform our investors, leaders, and communities.

Community Outreach

We believe in doing good for the greater good. In a time where our global community continues to battle ongoing health, economic, and social crises, our pledge to create opportunity for all helps to guide our strategic approach to making a positive social impact in the communities where we live and work. We believe that talent is everywhere, but opportunity is not. Skills, education, and experience are gained in a variety of ways that are often not recognized in the traditional recruiting process. Talent acquisition at Workday ensures there is intentionality about weaving VIBE throughout our hiring practices to ensure an inclusive and equitable experience for all. We also invest in leading workforce development organizations who provide direct training and employment opportunities for candidates facing barriers to employment through our Opportunity Onramps programs.

On top of our strategic, company-led social impact and employee volunteerism efforts, we also believe that giving back is even more rewarding when people get to make an impact through their favorite causes. We encourage and support employee giving and volunteering through programs such as our charitable donation matching gift program, our paid time off benefit for employees to volunteer and give back to their communities, and our team volunteer experience, where employee teams of five or more can volunteer with a charity partner of their choice and receive a $5,000 grant.

Additional information about our Environmental and Social strategies and programs can be found in our Global Impact Report at globalimpact.workday.com.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed under "Executive Compensation" and "Non-Employee Director Compensation," respectively, we describe below transactions for fiscal 2023 in which Workday has been a participant, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers, or holders of more than 5% of our Class A common stock, or any immediate family member of, or person sharing the same household with, any of these individuals, had or will have a direct or indirect material interest.

Stock Voting Agreement

Messrs. Duffield and Bhusri, our co-founders, have entered into a stock voting agreement with each other and Workday. This agreement applies to all Class B common stock owned from time to time by our co-founders and each of their permitted transferees, which represents approximately 71% of the outstanding voting power of our capital stock as of April 25, 2023.

Relationship with Incline Alchemy, Inc.

As of April 30, 2023, Mr. Duffield held approximately 35% of the outstanding capital stock of Incline Alchemy, Inc., a company majority-owned by Mr. Duffield's son, Mike Duffield, a former employee of Workday. Incline Alchemy is part of a network of partners who provide implementation services for Workday's customers. During fiscal 2023, Workday paid $175,069 to Incline Alchemy for the provision of professional services to Workday customers and related expenses. In fiscal 2023, Incline Alchemy made payments to Workday in the amount of $643,049 for training hours and tools, as well as fees paid to Workday for professional service hours. Additionally, Incline Alchemy is a customer of Workday and made customer payments to Workday in the amount of $291,000 in fiscal 2023. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

Christina Erickson, a sister-in-law to James J. Bozzini, our Chief Operating Officer, has been employed by us since June 2015. She currently serves as a Senior Environments Update Validation Analyst. During fiscal 2023, Ms. Erickson had total cash compensation, including base salary and other cash compensation, of $159,039.

Diep Romano, a sister-in-law to Mr. Bozzini, has been employed by us since February 2021. She currently serves as a Senior Financial Analyst. During fiscal 2023, Ms. Romano had total cash compensation, including base salary and other cash compensation, of $176,835.

The salary and bonus levels of Mses. Erickson and Romano were based on reference to internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our executive officers and directors. They also received equity awards on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers and directors.

Relationship with Aon, plc

Ms. Davies, one of our directors, is the Chief Financial Officer and Executive Vice President of Global Finance of Aon plc. Aon is a customer of Workday and made payments to Workday of $1,607,411 in fiscal 2023. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Relationship with The Home Depot, Inc.

Ms. Campbell, one of our directors, is Executive Vice President of U.S. Stores and International Operations at The Home Depot, Inc. The Home Depot is a customer of Workday and made payments to Workday of $2,869,759 in fiscal 2023. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Relationship with Howard University

Dr. Frederick, one of our directors, is President of Howard University. Howard University is a customer of Workday and made payments to Workday of $6,457,396 in fiscal 2023. These transactions were based on arms-length agreements entered into in the ordinary course of business.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers.

Statement of Policy Regarding Related Party Transactions

We have adopted a written related-party transactions policy which provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of the foregoing (each a "related party") are not permitted to enter into a material related party transaction with us without the review, consideration, and approval or ratification of the disinterested members of the Audit Committee. For this policy, a material related party transaction is defined as a transaction with a related party in which the amount involved exceeds $120,000, or contributions to affiliated charities above $50,000. In approving or rejecting any proposed related party transaction, we expect that our Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the committee in determining whether such transaction is fair to Workday and in the best interest of all of our stockholders, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; the extent of the related party's interest in the transaction; the benefits that the transaction provides to us; and whether the transaction was undertaken in the ordinary course of business.

REPORT OF THE AUDIT COMMITTEE

This report of the audit committee is required by the Securities and Exchange Commission ("SEC") and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

With respect to Workday's financial reporting process, the management of Workday is responsible for (1) establishing and maintaining internal controls and (2) preparing Workday's consolidated financial statements. Workday's independent registered public accounting firm, Ernst & Young LLP ("EY"), is responsible for performing an independent audit of Workday's consolidated financial statements and issuing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of Workday's internal control over financial reporting. It is the responsibility of the Audit Committee to oversee these activities. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Workday's financial statements.

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2023 with Workday's management and EY, as well as management's assessment and EY's evaluation of the effectiveness of Workday's internal control over financial reporting as of January 31, 2023. The Audit Committee has also discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee also has received and reviewed the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence and has discussed with EY its independence from Workday.

Based on our review and discussions with Workday's management and EY, we recommended to the Board of Directors that the audited consolidated financial statements be included in Workday's Annual Report on Form 10-K for fiscal 2023 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Christa Davies (Chair)
Lynne M. Doughtie
Michael M. McNamara
Lee J. Styslinger III

EXECUTIVE OFFICERS AND OTHER EXECUTIVE MANAGEMENT

The following table provides certain information about Workday's executive officers and other executive management as of May 10, 2023.

Executive Officers	Age	Current Position(s) with Workday
Aneel Bhusri	57	Co-Founder, Co-Chief Executive Officer, and Chair of the Board
Carl M. Eschenbach	56	Co-Chief Executive Officer and Director
James J. Bozzini	56	Chief Operating Officer
Sayan Chakraborty	55	Co-President
Barbara A. Larson	52	Chief Financial Officer
Douglas A. Robinson	51	Co-President
Richard H. Sauer	60	Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary

Other Executive Management		
Patrick Blair	52	President, Global Sales
Josh DeFigueiredo	47	Chief Information Security Officer
Ashley D. Goldsmith	50	Chief People Officer
Rani Johnson	48	Chief Information Officer
Sheri Rhodes	54	Chief Customer Officer
Carin Taylor	57	Chief Diversity Officer

Executive Officers

ANEEL BHUSRI

Co-Founder, Co-Chief Executive Officer, and Chair of the Board



For information on the business background of Mr. Bhusri, see "Proposal No. 1 — Election of Directors — Continuing Directors".

CARL M. ESCHENBACH

Co-Chief Executive Officer and Director



For information on the business background of Mr. Eschenbach, see "Proposal No. 1 — Election of Directors — Continuing Directors".

JAMES J. BOZZINI

Chief Operating Officer



James J. Bozzini joined Workday in 2007 and currently serves as our Chief Operating Officer, a role he has held since February 2017. Since joining Workday, Mr. Bozzini has led our services and operations organizations, including as Executive Vice President, Customer Operations from 2015 until February 2017 and Senior Vice President, Services from 2014 until 2015. Prior to joining Workday, Mr. Bozzini served as Chief Operating Officer at Evolve Software Inc., which provides service industry software, and he held a number of senior management positions at PeopleSoft, Inc, including Senior Vice President of Services. Mr. Bozzini received a bachelor's degree in business administration from California State University, Chico.

SAYAN CHAKRABORTY

Co-President



Sayan Chakraborty joined Workday in May 2015 through our acquisition of GridCraft, Inc. and currently serves as our Co-President. Mr. Chakraborty was our Executive Vice President, Product and Technology from October 2021 to February 2023, Executive Vice President, Technology from December 2019 to October 2021, Senior Vice President of Technology from November 2017 to December 2019, and Vice President, Software Development from May 2015 to November 2017. Prior to joining Workday, he co-founded Gridcraft in June 2013 and served as its Chief Operating Officer until its acquisition by Workday. Mr. Chakraborty received a bachelor's degree and master's degree in aerospace engineering from the Massachusetts Institute of Technology.

BARBARA A. LARSON

Chief Financial Officer



Barbara A. Larson joined Workday in 2014 and currently serves as our Chief Financial Officer, a role she has held since February 2022. Since joining Workday, Ms. Larson has served in various leadership roles across the finance and product organizations, most recently as Senior Vice President, Accounting, Tax, & Treasury from February 2021 to January 2022; General Manager, where she led the product strategy, management, and engineering teams responsible for Workday Financial Management from May 2019 to January 2021; and prior to that, as Vice President of Business Finance from April 2016 to April 2019. Prior to joining Workday, Ms. Larson held senior finance roles at VMware, Inc., TIBCO Software Inc., and Symantec Corporation. Ms. Larson received a bachelor's degree in business administration with an emphasis in accounting and finance from the University of Arizona.

DOUGLAS A. ROBINSON

Co-President



Douglas A. Robinson joined Workday in 2010 and currently serves as our Co-President, a role he has held since November 2021. Since joining Workday, Mr. Robinson has served in a variety of leadership roles within our sales organization, including Executive Vice President, Global Sales from February 2021 to November 2021, Senior Vice President, Sales-Americas from May 2018 to February 2021; Group Vice President, Sales from September 2016 to May 2018; Vice President, North America Sales Strategy from February 2016 to September 2016; and earlier as a regional sales vice president and regional sales director. Prior to joining Workday, Mr. Robinson was in various sales roles at Oracle Corporation and PeopleSoft, Inc. Mr. Robinson received a bachelor's degree in finance and management information systems from Ohio University.

RICHARD H. SAUER

Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary



Richard H. Sauer joined Workday in September 2019 and currently serves as our Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary, a role he has held since April 2021. He was our Executive Vice President, General Counsel, and Corporate Secretary from September 2019 to April 2021. Prior to joining Workday, Mr. Sauer was at Microsoft Corporation for over 20 years, where he served in several senior legal positions, most recently as Vice President and Deputy General Counsel, Artificial Intelligence, Research, and Human Rights from June 2018 to September 2019, and as Corporate Vice President and Deputy General Counsel, Global Sales, Marketing, and Operations from 2013 to May 2018. Prior to joining Microsoft in 1999, Mr. Sauer was an attorney at Sullivan & Cromwell LLP. Mr. Sauer received a bachelor's degree from Bowling Green State University and a juris doctor degree from American University's Washington College of Law.

Other Executive Management

Patrick Blair joined Workday in February 2022 and has served as President, Global Sales since February 2023 and served as President, Americas Sales from February 2022 to February 2023. Prior to joining Workday, from March 2021 to February 2022, Mr. Blair served as President of CRM at C3. AI, Inc., where he led the company's global CRM business. Prior to that, he was Chief Revenue Officer from September 2020 to March 2021 and Executive Vice President from May 2019 to August 2020 at Yext, Inc., a cloud-based digital knowledge management platform, and was Senior Vice President of Sales at Palo Alto Networks from August 2017 to April 2019. Mr. Blair held various sales leadership positions at Salesforce from 2007 to 2017, most recently as Executive Vice President, Sales. Mr. Blair received a bachelor's degree of science from Cornell University.

Josh DeFigueiredo joined Workday in 2010 and has served as our Chief Information Security Officer since April 2018. Mr. DeFigueiredo is responsible for leading all aspects of Workday's global cybersecurity program. He works with all levels of management, providing regular guidance to our executives and updates to our Audit Committee and Board of Directors on the cyber threat landscape and our security and risk posture. From 2016 to April 2018, Mr. DeFigueiredo served as our Vice President and Chief Trust Officer, responsible for building and developing the external-facing global team supporting our go-to-market efforts. Prior to joining Workday, Mr. DeFigueiredo served as Manager of Enterprise Risk Management at Yahoo! from 2008 to 2010. Mr. DeFigueiredo received a bachelor's degree in management information systems from California Polytechnic State University, San Luis Obispo.

Ashley D. Goldsmith joined Workday in 2013 and has served as our Chief People Officer since that time. From 2010 to 2013, Ms. Goldsmith was Chief Human Resources Officer and Executive Vice President at Polycom, Inc. Prior to that, she was Senior Vice President of Human Resources, Corporate Communications, and Environmental Health and Safety for the Tissue Diagnostics Division of F. Hoffmann-La Roche AG; Chief Human Resources Officer at Ventana Medical Systems, Inc.; and held a number of human resources roles at The Home Depot, Inc. Ms. Goldsmith holds a bachelor's degree in psychology from Vanderbilt University, a master's degree in business administration from the Kellogg School of Management at Northwestern University, and a master's degree in human resource development from Georgia State University.

Rani Johnson joined Workday in March 2023 and has served as our Chief Information Officer since that time. From October 2022 to March 2023, Ms. Johnson was Chief Information Officer at Cloud Software Group. Prior to that, she was Senior Vice President and Chief Information Officer at TIBCO and at SolarWinds from October 2020 to September 2022 and from February 2017 to October 2020, respectively. Ms. Johnson holds a bachelor's degree in computer science and general engineering from Spelman College and a bachelor's degree in electrical engineering from the Georgia Institute of Technology.

Sheri Rhodes joined Workday in 2019 and has served as our Chief Customer Officer since February 2022 and was our Chief Information Officer from April 2019 to February 2022. Prior to joining Workday, Ms. Rhodes served as Executive Vice President and Chief Technology Officer at Western Union. Preceding Western Union, she was CIO at Electronics for Imaging and also held various leadership roles at Symantec, Visa, Inc., Washington Mutual, and KPMG. Ms. Rhodes has served on the board of directors for FormFactor, Inc. since December 2019. Ms. Rhodes received a Master of Business Administration degree and a bachelor's degree in business from San Diego State University.

Carin Taylor has served as our Chief Diversity Officer since joining Workday in December 2017. Prior to joining Workday, Ms. Taylor served as the head of diversity, inclusion, and innovation at Genentech. Before Genentech, Ms. Taylor held various positions in human resources, inclusion and diversity, finance, and customer service at Cisco Systems.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material components of our executive compensation program during fiscal 2023, for our named executive officers, including Mr. Fernandez, who served as our Co-CEO until December 20, 2022, and Mr. Eschenbach, who was appointed as our Co-CEO on December 20, 2022.

Name	Title
Aneel Bhusri	Co-Founder, Co-Chief Executive Officer, and Chair of the Board
Carl M. Eschenbach	Co-Chief Executive Officer and Director
Luciano "Chano" Fernandez	Former Co-Chief Executive Officer
Barbara A. Larson	Chief Financial Officer
James J. Bozzini	Chief Operating Officer
Douglas A. Robinson	Co-President
Richard H. Sauer	Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary

We refer to the executive officers in the table above collectively in this Compensation Discussion and Analysis and the accompanying compensation tables as our NEOs. The material terms of the compensation provided to our NEOs for fiscal 2023 are described in this section and set forth in more detail in the Summary Compensation Table and other tables that follow this section, as well as in the accompanying footnotes and narrative discussions relating to those tables. This section also discusses our executive compensation philosophy, objectives, and design; how and why the Compensation Committee arrived at the specific compensation policies and decisions involving our executive team, including our NEOs, during fiscal 2023; the role of Semler Brossy, our outside compensation consultant for executive compensation decisions for fiscal 2023; and the peer companies used in evaluating executive officer compensation.

The key elements of our fiscal 2023 executive compensation program included base salary, cash bonuses (other than for Messrs. Bhusri and Eschenbach), equity-based awards, and health and welfare programs. Our executive compensation program has been, and continues to be, weighted more heavily towards long-term incentives, which are delivered via equity grants in the form of RSUs with multi-year vesting, and for Mr. Eschenbach, also in the form of performance-based RSUs with stock price valuation objectives. The Compensation Committee believes that compensation in the form of equity helps to promote sustained, long-term stockholder value creation.

Leadership Structure and Changes

Effective as of December 20, 2022, the Board of Directors appointed Mr. Eschenbach to the role of Co-CEO, to serve alongside Mr. Bhusri through January 2024. At that time, Mr. Bhusri and the Board expect that Mr. Eschenbach will assume sole CEO responsibilities and Mr. Bhusri will assume a full-time role as Executive Chair and will remain as Chair of the Board. Also, effective as of December 20, 2022, through April 2023, Mr. Fernandez assumed the role of Vice Chair of Workday, focusing on accelerating our sales efforts in Europe. He currently serves as a consultant to Workday.

Our Board of Directors has worked carefully to ensure a smooth leadership transition in connection with the Co-CEO transition and through Mr. Bhusri's anticipated transition in January 2024. The continuation of the Co-CEO model allows us to leverage each of Mr. Bhusri's and Mr. Eschenbach's unique strengths, backgrounds, and skill sets, and will help facilitate a seamless transition to a sole CEO model through continuity in leadership. With this Co-CEO model, Mr. Bhusri oversees product and technologies, the offices for HR, and operations, while Mr. Eschenbach drives strategy, oversees corporate functions, and is responsible for the entire customer relationship — from acquisition to customer services, support, and success. We believe Mr. Eschenbach has extensive industry knowledge and highly relevant operating and advisory experience that is fundamental to our next phase of growth and our commitment to the continued creation of sustainable stockholder value. The close working relationship of Mr. Bhusri and Mr. Eschenbach began when Mr. Eschenbach joined our Board in 2018, and we expect it to continue to strengthen and be instrumental in continuing to drive growth and innovation while supporting our customers in their digital transformation journeys. See "Executive Officer Transitions and Agreements" below for a discussion of these developments and the compensation provided to each of Messrs. Eschenbach and Fernandez in their respective capacities as Co-CEOs in fiscal 2023, and to Mr. Fernandez in his role as Vice Chair and as a consultant to Workday.

Executive Summary

Fiscal 2023 Financial and Business Highlights

We are a leading provider of enterprise cloud applications for finance and human resources, helping customers adapt and thrive in a changing world. We strive to make the world of work and business better and empower customers to do the same through an innovative suite of solutions adopted by thousands of organizations around the world and across industries — from medium-sized businesses to more than 50% of the *Fortune* 500. As organizations adapt to changing conditions, we believe the need for an intuitive, scalable, and secure platform that ties finance, people, suppliers, and plans together in one version of truth is more important than ever. With Workday, organizations have a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations. Workday's suite of enterprise cloud applications, built with artificial intelligence and machine learning at the core, addresses the evolving needs of the chief financial officer, chief human resources officer, and chief information officer across various industries, and Workday applications for Financial Management, Spend Management, Human Capital Management, Planning, and Analytics and Benchmarking can also be extended to other applications and environments through the Workday Cloud Platform.

In fiscal 2023, we achieved significant financial and operational results, including:

- increasing our total revenues from $5.14 billion in fiscal 2022 to $6.22 billion in fiscal 2023 and our subscription revenues from $4.55 billion in fiscal 2022 to $5.57 billion in fiscal 2023;

- increasing our operating cash flows from $1.65 billion in fiscal 2022 to $1.66 billion in fiscal 2023;

- serving a customer community of more than 60 million workers at over 10,000 global customers;

- a $250 million expansion of our Workday Ventures fund to power innovation in AI and ML; and

- achieving a 95%+ customer satisfaction rating, based on the results from a survey of Workday named support contacts conducted in May 2022.





Fiscal 2023 Compensation Highlights

- *Leadership transition.* We appointed Mr. Eschenbach, a seasoned executive with a proven track record of guiding enterprise technology organizations as they grow and scale, as Co-CEO, with a compensation package primarily consisting of equity awards, including performance-based RSUs, that serve to align incentives with achievement of our strategic objectives and stockholder interests. See "Executive Officer Transitions and Agreements" below for a discussion of the compensation provided to Mr. Eschenbach.

- *Stockholder engagement*. To help us better understand the perspectives of our stockholders, we have established a stockholder engagement program. During fiscal 2023, we engaged with several of our largest stockholders regarding our compensation program and we value input received during those discussions. See "Directors and Corporate Governance — Stockholder Engagement" for further details.

- **Equity awards.** We operate in a highly competitive and rapidly evolving talent market, and we expect competition among companies in our market to remain strong. As further discussed in "Elements of Our Executive Compensation Program," for fiscal 2023, we continued to use time-based RSU awards to balance our retention goals in the near-term as well as to motivate our executives to take actions in support of longer-term growth and alignment with stockholder interests. For fiscal 2023, equity awards comprised more than 99% of the total direct compensation for Messrs. Bhusri and Eschenbach and approximately 94% of the total direct compensation for our other NEOs.

- **Cash bonus program.** In fiscal 2023, we delivered strong financial and operational performance across key pre-set company performance metrics. The total bonus pool under our cash bonus program for NEOs and all other eligible employees in fiscal 2023 was funded at 90% of target. See "Elements of Our Executive Compensation Program — Cash Bonuses" for further details.

The compensation program for our NEOs for fiscal 2023 consists of a mix of variable and fixed compensation in order to align compensation with short- and long-term stockholder value creation.

Pay Component	Rationale and Value to Stockholders
Base Salary	• Generally conservative to market and determined based on experience, skills, and responsibilities as well as alignment to internal pay equity
Performance-Based Cash Incentive	• Aligned to Workday's strategic growth initiatives and encourages achievement of defined corporate performance objectives • Metrics set to drive efficient growth and stockholder value creation • Small portion of overall compensation to maintain program's focus on equity-based pay
Restricted Stock Units	• Incentivizes long-term stockholder value creation and aligns to stockholder interests • Provides retention incentive

Executive Officer Transitions and Agreements

Appointment of Mr. Eschenbach as Co-CEO

Mr. Eschenbach was appointed our Co-CEO effective December 20, 2022. The Board sought to recruit a world-class leader in enterprise software with a demonstrated track record of success to continue to lead and scale Workday in its next stage of growth. The independent members of the Compensation Committee and the Board believed that the compensation package resulting from arms-length negotiation with Mr. Eschenbach would incentivize Mr. Eschenbach to join Workday as Co-CEO, while driving the greatest stockholder value, performance, and long-term success for Workday. Given Mr. Eschenbach's depth of knowledge and unique ability to execute on the company's strategy given his venture capital background in advising high-growth companies, his prior experience as President and Chief Operating Officer at VMware, Inc., and his knowledge of Workday as a member of our Board, he has been able to initiate a smooth transition and demonstrate strong leadership, further enhancing Workday's momentum and driving customer success.

Compensation Arrangement Structuring Considerations

In developing the compensation package for Mr. Eschenbach, the independent members of the Compensation Committee and the Board consulted with Semler Brossy, the Compensation Committee's independent compensation consultant, and gave careful consideration to the compensation structure that was reasonable and necessary to incentivize Mr. Eschenbach to assume the role of our Co-CEO in the context of the considerable value of compensation forfeited by Mr. Eschenbach upon leaving his prior employer. Further, the independent members of the Compensation Committee and the Board believed that Mr. Eschenbach's compensation should drive achievement of our strategic objectives and be principally tied to sustained, long-term stockholder value creation. Accordingly, the independent members of the Compensation Committee and the Board determined to allocate a substantial portion of Mr. Eschenbach's compensation in the form of equity, comprised of time-based RSUs, the majority of which vest over four years, and performance-based restricted stock units ("PVU") that vest over five years, subject to achievement of three increasingly difficult stock price targets. The PVU was designed to encourage leadership continuity and to reward sustained, meaningful increases in stockholder value over a five-year performance period, with vesting only occurring upon achievement of the stock price targets. Mr. Eschenbach is not eligible for additional equity awards until fiscal 2025.

Summary of Mr. Eschenbach's Compensation Arrangements

Mr. Eschenbach's initial compensation arrangements as set forth in his employment agreement (the "Employment Agreement") are as follows:

Element	Compensation	Rationale and Value to Stockholders
Base Salary	$1,000,000	• Recognizes Mr. Eschenbach's role and responsibilities and provides a stable level of fixed compensation
Annual Bonus Target	150% of base salary beginning in Workday's fiscal year 2024	• At market to align with growth plan strategy • Rewards achievement of annual financial and non-financial objectives, subject to meeting individual performance expectations
New Hire RSU Special RSU Additional Special RSU	$49,491,913[1] $9,898,382[1] $4,949,191[1]	• Aligns with the interests of stockholders and serves as an important retention vehicle over multiple years • Common vehicle for attracting seasoned executives • Partially offsets forfeited compensation from his prior employer • Special RSU and Additional Special RSU awards subject to cash equivalent repayment if Mr. Eschenbach is terminated for Cause or resigns without Good Reason (as defined in our change in control policy) within the first two years
PVU	$37,895,520[2]	• Incentive to drive strong, sustained stockholder value creation • Tied to increasingly difficult stock price targets, as discussed in detail below, plus time-based vesting • Subject to a one-year post-vesting holding period

(1)   The amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. These amounts do not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach. The New Hire RSU vests quarterly over four years, the Special RSU vests quarterly over one year, and the Additional Special RSU vests quarterly over one year contingent upon Mr. Eschenbach's open market purchase of $2,000,000 of our Class A Common Stock within 12 months of his start date. The amounts do not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach.

(2)   The amount reported for the PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. The amount does not reflect the actual economic value that may ultimately be realized by Mr. Eschenbach.

Elements of the PVU Award

The PVU award is divided into three equal tranches (each, a "Tranche") each of which will require achievement of a stock price target (each a "Price Hurdle") as described below during such Tranche's specific performance period, as well as Mr. Eschenbach's continued service on each time-based vesting date of the PVU award.

• The PVU performance metrics are subject to an overall five-year performance period commencing on December 28, 2022. Tranche 1 requires a 25% increase from the Baseline Price (as defined below) during years one through three; Tranche 2 requires a 50% increase from the Baseline Price during years two through four; and Tranche 3 requires a 75% increase from the Baseline Price during years three through five, as set forth in the table below.

• Testing for achievement of each Price Hurdle will be measured monthly by calculating the percentage increase of (i) the trailing simple moving average stock price of Workday's Class A Common Stock over the 45 consecutive trading days (the "45-day Average Stock Price") ending on the 20th of each month over (ii) $155.84, which was the 45-day Average Stock Price ending on December 20, 2022, the day that Mr. Eschenbach and Workday signed his Employment Agreement (the "Baseline Price").

	Share Price Targets		
Performance Period	Tranche	Number of Shares	Share Price Target as % Increase from PVU Baseline Price
Years 1-3	1	101,217	$194.80 (a 25% increase from the Baseline Price)
Years 2-4	2	101,217	$233.76 (a 50% increase from the Baseline Price)
Years 3-5	3	101,216	$272.72 (a 75% increase from the Baseline Price)
Total:		303,650	

- A Tranche's Price Hurdle may not be achieved prior to such Tranche's performance period. If unachieved during its applicable performance period, Tranche 1 and/or Tranche 2 may be earned in a later performance period, but only if the higher Price Hurdle for such later performance period is also achieved.

- If a Tranche's Price Hurdle is achieved during such Tranche's performance period, 1/60th of such Tranche's PVU shares will vest on each of the monthly anniversaries of December 5, 2022, subject to Mr. Eschenbach's continued service.

- Any net after-tax shares Mr. Eschenbach receives upon vesting and settlement of the PVUs must be held by him for one year following such settlement.

Our Board and Compensation Committee considered the Employment Agreement and the post-employment compensation arrangements described in "Post Employment Compensation" and "Potential Payments Upon Termination or Change in Control" below and set forth in our Change in Control Policy to be reasonable and necessary to incentivize Mr. Eschenbach to accept employment as our Co-CEO. Additional details regarding our leadership changes and related compensation were disclosed in a Current Report on Form 8-K we filed on December 20, 2022, and are also described elsewhere in this "Compensation Discussion and Analysis" section of this Proxy Statement.

Transition of Mr. Fernandez's Role

Following Mr. Fernandez's role as Co-CEO, he continued to provide service to Workday as a Vice Chair through April 2023, after which he transitioned into a consulting role. While serving as a Vice Chair, Mr. Fernandez's compensation remained the same. As a consultant, Mr. Fernandez provides insights and analysis regarding Workday's strategic sales, financials, and operations. Pursuant to the terms of his RSU award agreements and our 2022 Plan and 2012 Equity Incentive Plan, Mr. Fernandez will continue to vest into his outstanding RSUs so long as he continues to provide services to Workday. Mr. Fernandez's consulting period is expected to end on January 8, 2024, unless earlier terminated. In connection with the termination of his full-time employment, Mr. Fernandez received a payment of £10,000 in exchange for entering into a non-compete and non-solicit agreement. He is not entitled to any additional payments in connection with the termination of his full-time employment or his consultancy with Workday.

Executive Compensation Philosophy and Objectives

Philosophy

Our ability to compete and succeed in a highly competitive environment is directly correlated to our ability to recruit, incentivize, and retain talented executives, in the areas of product development, engineering, sales, marketing, services, strategy and general and administrative functions. In order to help grow Workday to $10 billion in revenue and beyond, we need to attract and retain experienced leaders, as we did in fiscal 2023 with the appointment of Mr. Eschenbach as our Co-CEO. Our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards individuals who possess the skills necessary to lead our near-term objectives and create long-term value for our stockholders, expand our business, and assist in the achievement of our strategic goals.

In fiscal 2023, our Compensation Committee reviewed and assessed our compensation philosophy, which is intended to promote Workday's core values and align with our business strategy. The Compensation Committee believes that a great work environment, substantial employee ownership, and competitive pay and benefits support a winning team, company, and workplace. We believe that the compensation of our executive officers and employees should reflect our performance as an organization, and their performance as individuals. Accordingly, key elements of our total rewards philosophy include the following:

Focus on ownership. We believe that our employees should share in the ownership of Workday. Therefore, equity compensation is a larger part of our total rewards than the market practice of our peer companies, which we believe best aligns the interests of our employees with our stockholders. We use RSUs as our primary equity vehicle for our executive officers, including our NEOs. We believe that RSU awards both align the interests of employees with stockholders and provide a longer-term focus through a multi-year vesting schedule, while helping to manage dilution to existing investors.

Focus on innovation and performance. We reward performance, while recognizing market-based differences between functions. Developing great products and successfully bringing them to market is the lifeblood of Workday, and the compensation structure for the majority of our employee population, including our NEOs, is weighted toward long-term equity-based compensation in support of innovations and longer-term objectives. In contrast, compensation for our sales team is weighted toward variable short-term compensation in accordance with market practices and to promote revenue growth.

Fair and flexible. The Compensation Committee recognizes the importance of providing fair and equitable rewards for employee contributions. We seek to provide target total direct compensation (base salary, bonus, and equity) that is at or above market norms, and to provide parity and consistency within functions and across geographies, while differentiating rewards based on performance and long-term potential. We also believe in adhering to budgets, ensuring transparency, and promoting understanding of our compensation philosophy and practices by employees, while at the same time retaining the flexibility needed to promote employee acquisition and retention.

Objectives

Consistent with our compensation philosophy, the primary goals of our executive compensation programs are to:

- provide competitive compensation to recruit, retain, and motivate top talent;

- align the interests of our executive officers and stockholders through the use of equity awards;

- discourage excessive risk taking through the use of long-term equity awards and multi-faceted performance goals for our cash bonus plan; and

- motivate and reward behavior consistent with our values, goals, and performance objectives.

The Compensation Committee reviews our compensation structure at least annually and more frequently as needed to focus on different business objectives.

What We Do

✓ **Pay for Performance:** We link pay to performance by heavily weighting total compensation to long-term equity awards that align executive interests with the interests of our stockholders.

✓ **Independent Compensation Advisor:** The Compensation Committee selects and engages its own independent advisor.

✓ **Peer Group Analysis:** The Compensation Committee reviews external market data when making compensation decisions and annually reviews our peer group with its independent compensation consultant.

✓ **Compensation Risk Assessment:** The Compensation Committee conducts an annual assessment of our executive and broad-based compensation programs to promote prudent risk management.

✓ **Compensation Committee Independence and Experience:** The Compensation Committee is comprised solely of independent directors who have extensive relevant experience.

✓ **Stock Ownership Guidelines:** Executives are subject to stock ownership guidelines equal to a multiple of their respective annual base salaries (for Mr. Bhusri and Mr. Eschenbach, 5x the higher of their two salaries, and 3x for other executive officers) or a set dollar amount for other members of our Board of Directors ($600,000).

✓ **Clawback Policy:** Our Officer Recoupment Policy provides that our Board of Directors may require the forfeiture, recovery, or reimbursement of incentive-based compensation from an executive officer in the event the officer's fraud results in a restatement of Workday's financial results and is expected to be updated to reflect the new Nasdaq Global Select Market listing requirements.

What We Do Not Do

⊘ **No CIC Single Trigger Acceleration:** We do not provide for single trigger acceleration upon a change in control.

⊘ **No Hedging in Company Securities:** Executives, directors, and all employees are prohibited from engaging in any hedging transaction with respect to company equity securities.

⊘ **No Guaranteed Bonuses:** We do not provide guaranteed minimum bonuses.

⊘ **No Discounted Options / SARs:** We do not provide discounted stock options or stock appreciation rights ("SARs").

⊘ **No Tax Gross-Ups:** We do not provide tax gross-ups for "excess parachute payments."

⊘ **No Executive Pensions:** We do not offer any defined benefit pension plans for executives.

⊘ **No Evergreen Provision:** Our equity plans do not include an evergreen feature that would automatically replenish the shares available for issuance.

Our Compensation-Setting Process

Role of the Compensation Committee

Pursuant to its charter and in accordance with the rules of the Nasdaq Global Select Market, the Compensation Committee is responsible for reviewing, evaluating, and approving the compensation arrangements of our executive officers and for establishing and maintaining our executive compensation policies and practices. Our Compensation Committee seeks input and receives recommendations from members of our executive management team when discussing the performance and compensation of other executive officers, and in assessing the financial and accounting implications of our compensation programs and hiring decisions. The Compensation Committee is authorized to engage its own independent advisors to provide advice on matters related to executive compensation and general compensation programs. For additional information on the Compensation Committee, see "Committees of the Board of Directors — Compensation Committee" elsewhere in this Proxy Statement.

During fiscal 2023, our Compensation Committee, with the assistance of its compensation consultant, Semler Brossy, reviewed and determined our executive compensation, including base salaries, bonuses, and equity awards, to help ensure our compensation program continued to align with stockholder interests and Workday's long-term business and operational goals, and provided appropriate rewards and incentives for our executive officers. Our Compensation Committee and the independent members of our Board, with the assistance of Semler Brossy, also reviewed and determined the executive compensation applicable to Mr. Eschenbach in connection with his appointment as Co-CEO in December 2022. For additional information on the process for determining his compensation package, please see "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" above.

The initial compensation arrangements with our executive officers, other than Mr. Bhusri, were the result of arm's-length negotiations between us and each individual executive officer at the time of his or her hire, appointment, or promotion. In fiscal 2023, the Compensation Committee and, with respect to Messrs. Bhusri and Fernandez, the independent members of our Board of Directors, considered numerous factors in determining whether to adjust the cash and equity compensation of our executive officers, including our NEOs. The Compensation Committee (and the independent members of our Board with respect to Messrs. Bhusri and Fernandez) reviewed the performance of our executive officers, taking into consideration financial, operational, customer, strategic, product, and competitive factors, as well as the succession planning objectives for our various executive officer positions. The Compensation Committee also reviewed a study by Semler Brossy regarding the compensation of executives at the companies in our compensation peer group. We do not benchmark the compensation levels of our executive officers to specific percentiles of our peer companies, but we do review and consider the peer group information among various other factors in making compensation decisions. Except with respect to their individual compensation, Messrs. Bhusri and Fernandez made recommendations to the Compensation Committee regarding the compensation for our executive officers, which were taken into account by the Compensation Committee in making its decisions regarding executive compensation. No executive officer participated in the discussions of the Compensation Committee or the independent members of our Board regarding their own performance and compensation. Following deliberation, the Compensation Committee (and independent members of our Board in the case of Messrs. Bhusri and Fernandez) approved the cash compensation to be paid to our NEOs and granted RSU awards to our NEOs, each as described below and in the Summary Compensation Table. For a discussion of Mr. Eschenbach's compensation in connection with his appointment as Co-CEO, please see "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" above.

Role of Management

The role of management is to preliminarily design our executive compensation programs, policies, and governance, and to make recommendations to the Compensation Committee regarding these matters. In this respect, management reviews the effectiveness of our compensation programs, including competitiveness and alignment with Workday's objectives. Management also recommends changes to our compensation programs to best ensure achievement of program objectives and reviews and makes recommendations with respect to the adoption and approval of, or amendments to, company-wide incentive compensation plans. Our Co-Chief Executive Officers make compensation recommendations to the Compensation Committee with respect to base salaries, bonuses, and equity awards for our executive officers, including our NEOs other than the Co-Chief Executive Officers.

Role of the Compensation Consultant

The Compensation Committee retained Semler Brossy to advise on our fiscal 2023 executive compensation programs and practices and our executive compensation decisions, given its expertise in the technology industry, especially with other cloud and enterprise software companies. During fiscal 2023, Semler Brossy provided the following services as requested by the Compensation Committee:

- assisted in the development of the compensation peer group we used to understand market competitive compensation practices;

- assisted in the review and design of Mr. Eschenbach's compensation package in connection with his appointment to Co-CEO;

- reviewed and assessed our compensation practices and the cash and equity compensation levels of our executive officers (including an equity retention analysis), including our NEOs, and also for members of our Board of Directors;

- reviewed and assessed our current compensation programs to determine any changes that may need to be implemented in order to remain competitive with the market, as well as conducting an equity burn rate and overhang analysis;

- assisted in the review and assessment of the design and strategy of our annual and long-term incentives, including the design of our company-wide bonus plan;

- reviewed and assessed our current severance and change in control benefits against peer practices; and

- advised on regulatory developments relating to executive compensation and collaborated on the risk assessment relating to employee compensation.

Other analyses relating to executive compensation for fiscal 2023 were conducted internally by our compensation team and were reviewed by the Compensation Committee. Such analyses included gathering and analyzing relevant data and reviewing and advising on principal aspects of executive compensation. Base salaries, equity awards, and bonuses for our executive officers were among the items reviewed by the Compensation Committee based on third-party market data.

During fiscal 2023, the Compensation Committee reviewed the fees provided to Semler Brossy relative to Semler Brossy's revenues, the services provided by Semler Brossy to the Compensation Committee, any relationships between Semler Brossy and its consultants and our executive officers, any stock ownership of Workday by Semler Brossy, and other factors relating to Semler Brossy's independence. Based on such review, the Compensation Committee concluded that Semler Brossy is independent within the meaning of the listing standards of the Nasdaq Global Stock Market and that its engagement did not present any conflict of interest. The Compensation Committee has retained Semler Brossy to advise on our executive compensation programs and practices for the fiscal year ending January 31, 2024.

2022 Stockholder Advisory Vote on Executive Compensation

At our annual meeting of stockholders in June 2022, we conducted a stockholder advisory vote on the compensation of our NEOs (commonly known as a "Say-on-Pay" vote). Our stockholders approved the compensation paid to our NEOs for our fiscal year ended January 31, 2022, with 86% of the votes cast in favor of our Say-on-Pay proposal. The Compensation Committee is committed to understanding the perspectives of our stockholders. In furtherance of that commitment, we have established a robust stockholder engagement program, and the compensation-related feedback we receive from stockholders is an important component of the Compensation Committee's decision-making process. For example, we adopted an omnibus bonus plan in early fiscal 2024 in response to stockholder feedback on increased disclosure regarding the performance metrics we use or may use in our cash bonus program. The Compensation Committee considers specific input provided by stockholders through our engagement activities, as well as the results of the Say-on-Pay vote, as part of its annual executive compensation review, which generally takes place in the spring. Stockholder support for the compensation paid to our NEOs in fiscal 2022 remained strong, and following our 2022 Annual Meeting of Stockholders, the Compensation Committee reviewed the results of the Say-on-Pay vote and concluded that our current executive compensation program is effective at attracting and retaining top-tier executives to drive our strategic initiatives. Consequently, the Compensation Committee did not make any significant changes to our executive compensation program based on its review of the voting results. Our Board values the opinions of our stockholders and the Compensation Committee will continue to consider the outcome of future Say-on-Pay votes, as well as feedback received throughout the year, when making compensation decisions for our executives, including our NEOs.

Compensation Peer Group

We maintain a compensation peer group selected from companies with a focus on applications software, systems software, internet services and infrastructure, media and entertainment, and interactive media and services, with revenues generally between one-third to three times our trailing 12 months of revenue, and/or market capitalization generally between one-third to three times our market capitalization. Our peer group has been further refined by targeting companies with similar business characteristics, such as those focused on cloud applications or enterprise software, those with a focus on innovation and research and development, and/or those with a strong talent brand. We also have generally sought to include companies with revenue growth of greater than or equal to 10% and market capitalization to revenue ratios of greater than or equal to 5.0 where possible.

Annually, the Compensation Committee engages Semler Brossy to assist in the review of our compensation peer group. At the end of fiscal 2022, after considering input from Semler Brossy, the Compensation Committee determined that no changes to the compensation peer group disclosed in our 2022 Proxy Statement were necessary for fiscal 2023. Therefore, our compensation peer group for fiscal 2023 consisted of the following companies:

Activision Blizzard, Inc.	PayPal Holdings, Inc.
Adobe Inc.	Salesforce, Inc.
Autodesk, Inc.	ServiceNow, Inc.
Block, Inc.	Shopify Inc.
Coupa Software Incorporated	Splunk Inc.
Electronic Arts Inc.	Twilio Inc.
Intuit Inc.	Twitter, Inc.
Okta, Inc.	VMware, Inc.
Palo Alto Networks, Inc.	Zoom Video Communications, Inc.

While the Compensation Committee and our Board of Directors consider the compensation levels of the executives at the companies in our compensation peer group to provide a general understanding of market practices among similar companies, we do not specifically set compensation levels based on the percentile levels reflected by the compensation peer group.

Elements of Our Executive Compensation Program

The key elements of our executive compensation program include base salary, cash bonuses (other than for Mr. Bhusri and, for fiscal 2023, Mr. Eschenbach), equity-based awards, and health and welfare programs. Except for target cash bonuses, which typically are expressed as a pre-determined percentage of each participating executive officer's base salary, we do not use specific formulas or weightings in determining the allocation of the various pay elements. Rather, each executive officer's compensation has been designed to provide a combination of pay elements that are tied to achievement of our short-term and long-term financial and operational objectives. In particular, we believe our use of RSU awards, which generally vest over four years, promotes a culture of long-term value creation, while cash bonuses payable based upon semi-annual performance drive achievement of near-term objectives.

In fiscal 2023, the Compensation Committee conducted its regular annual review of our executive compensation program, including an evaluation of competitive market practices; conducted annual performance reviews for our executive officers; reviewed our executive officers' base salaries and target annual bonus opportunities and adjusted where appropriate; and made annual equity awards. Following deliberation and consideration of the factors discussed below, our Board of Directors and Compensation Committee determined that equity awards should continue to be a significant portion of executive compensation and made increases to cash compensation to some executives based on market positioning. For a discussion of Mr. Eschenbach's compensation in connection with his appointment as Co-CEO, please see "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" above.

The following charts show the fiscal 2023 total direct compensation mix for our current Co-CEOs, Messrs. Bhusri and Eschenbach, and the average fiscal 2023 total direct compensation mix for our other NEOs. Total direct compensation for fiscal 2023 is the sum of (i) annual base salary, (ii) annual cash bonus target, and (iii) annual RSU awards (based on the grant date fair value). For Mr. Eschenbach, the total direct compensation includes his new hire RSU awards and the PVU award (based on the grant date fair value).



Base Salary

We offer base salaries that are intended to provide a stable level of fixed compensation for our executive officers, including our NEOs, for performance of their day-to-day responsibilities. Base salaries for our executive officers are reviewed annually to determine whether an adjustment is warranted or required, and may be reviewed intra-year as well, such as in connection with a promotion. As disclosed in our 2022 proxy, there was no increase in the base salaries of our NEOs in fiscal 2022. In connection with our annual compensation cycle during fiscal 2023, the Compensation Committee reviewed the base salaries of our then-current NEOs other than Mr. Bhusri, whose base salary has been $65,000 since January 2017. After considering a compensation analysis performed by Semler Brossy and the other factors described above, the Compensation Committee determined to make annual base salary increases for all NEOs, other than for Messrs. Bhusri and Fernandez, to more closely align to market pay levels. In connection with his appointment to Co-CEO in December 2022, Mr. Eschenbach's base salary was set at $1,000,000 annually, which is discussed in more detail above under "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO". The annual base salaries for each of our NEOs during fiscal 2022 and fiscal 2023 are set forth in the table below:

Named Executive Officer	Fiscal 2022 Annual Base Salary	Fiscal 2023 Annual Base Salary	Year-over-Year Change
Aneel Bhusri	$ 65,000	$ 65,000	—
Carl M. Eschenbach	—	1,000,000	N/A
James J. Bozzini	350,000	375,000	7.1%
Chano Fernandez	£ 470,000	£ 470,000	—
Barbara A. Larson[1]	—	420,000	N/A
Douglas A. Robinson	350,000	375,000	7.1%
Richard H. Sauer	500,000	515,000	3.0%

(1)   Ms. Larson was not an NEO in fiscal 2022 as she was promoted to Chief Financial Officer on February 1, 2022.

Cash Bonuses

During fiscal 2023, our executive officers, other than Messrs. Bhusri and Eschenbach, participated in our cash bonus plan that is available to all eligible employees. Mr. Bhusri has historically not participated in our cash bonus plan because his large ownership stake in Workday adequately incentivizes him to achieve short-term and long-term performance goals and Mr. Eschenbach was not eligible for our fiscal 2023 bonus plan because he commenced employment as Co-CEO close to the end of fiscal 2023. Because of our emphasis on equity-based compensation, annual bonuses are not intended to constitute a material amount of the total compensation for our NEOs. In early fiscal 2024, we adopted an omnibus bonus plan in response to stockholder feedback on increased disclosure regarding the performance metrics we use or may use in our cash bonus program.

As depicted below, our cash bonus plan is measured and calculated based on the achievement of pre-set company performance goals and individual performance objectives. For fiscal 2023, company performance was evaluated based on the following goals as set out in our fiscal 2023 cash bonus plan: 80% of the funding of the cash bonus plan was based on a financial performance goal tied to our total fiscal 2023 subscription revenue and 20% of the funding of the cash bonus plan was driven by a non-financial performance goal based on customer satisfaction.


Bonus Target $
X
Workday Performance Actual Achievement %
X
Individual Performance Actual Achievement %
80% Financial Target + 20% Non-Financial Target
Individual Performance Contribution
Base Salary x Bonus Target %

Financial Target: Subscription Revenues

Subscription revenues primarily consist of fees that give our customers access to our cloud applications, which include related customer support, and is a strong indicator of the growth of our business. We selected subscription revenue as our company financial performance goal to ensure continued emphasis on revenue growth achievement, which will in turn continue to drive our long-term success and enhance stockholder value, and because revenue is a key metric used by investors in evaluating our financial performance.

Non-Financial Target: Customer Satisfaction

Our annual customer satisfaction score is based on the responses received from a survey of the named support contacts at our customers. Customer service has always been one of our core values and the customer satisfaction score is a strong indicator of Workday's health and customer retention and expansion. We selected customer satisfaction score as our company non-financial performance goal to drive execution of our strategic initiatives that require a focused and consistent effort by our employees and NEOs throughout the fiscal year to serve our customers and potential customers. If the customer satisfaction score target is not met or exceeded, this portion of the cash bonus plan will not be funded.

Individual Performance

Individual performance factors may increase or decrease a participant's bonus payment. The NEOs' individual performance objectives assessed by our Compensation Committee for payment under the fiscal 2023 cash bonus plan generally included: (1) performance relative to their individual and organizational goals; (2) contributions to achievement of corporate goals; (3) contributions to achievement of financial goals; and (4) leadership contributions. In determining the bonus amounts for each of our NEOs, the Compensation Committee took into account each NEO's strong performance, execution, and agility during a year of rapid growth in a year marked by negative macroeconomic events and rising inflation. The Compensation Committee may exercise discretion to determine the annual bonus amounts for each NEO based on their assessment of each NEO's individual performance against pre-established goals and leadership contributions. Maximum annual bonus amounts were capped at 125% of annual target bonus opportunities. This assessment approach allowed for flexibility and innovation to address competitive dynamics and the evolving economic landscape, which aligns with the key elements of our compensation philosophy.

Achievement and Payout

Following the conclusion of fiscal 2023, the Compensation Committee reviewed the level of achievement of each company performance goal against the pre-established targets. The Compensation Committee determined that, based on the achievement level of our fiscal 2023 full year subscription revenue adjusted on a constant currency basis, the financial target portion of the cash bonus plan would be funded at 88%. The Compensation Committee also determined that we achieved our customer satisfaction goal, resulting in the full funding of that portion of the cash bonus plan. Based on these achievements, the total bonus pool for NEOs and all other eligible employees in fiscal 2023 was funded at 90% of target.

As with prior years, executives who participated in the cash bonus plan were eligible for semi-annual payments. For the first half of fiscal 2023, executives were eligible for a 40% bonus payout based on Workday's year-to-date performance against our annual company financial goal. Based on performance against our annual company financial goal as of the first half determination date, all participating NEOs received a first half payout equal to 40% of their annual target bonus.

For the full fiscal 2023 amounts, the Compensation Committee determined that given the strong individual performance of the NEOs during a particularly challenging year, the individual performance objectives had been met by all NEOs, and determined to set each of their individual performance achievement level at 100%, which, together with the achievement levels of the company's performance goals, resulted in an overall payout of approximately 90% of each NEO's respective annual targets for fiscal 2023.

The bonuses paid to our NEOs for fiscal 2023 are set forth in the table below:

Named Executive Officer	Fiscal 2023 Annual Cash Bonus	Target Annual Bonus Opportunity (% of Base Salary)	% of Target Bonus Paid
Aneel Bhusri	$ —	—	—
Carl M. Eschenbach	—	—[1]	—
Chano Fernandez	£ 423,000	100%	90%
Barbara A. Larson	187,000	50%	90%
James J. Bozzini	166,000	50%	90%
Douglas A. Robinson	332,000	100%	90%
Richard H. Sauer	231,000	50%	90%

(1)   The target annual bonus opportunity for Mr. Eschenbach is 150% of his annual base salary. Pursuant to the terms of his Employment Agreement, Mr. Eschenbach is not eligible to participate in the cash bonus program until fiscal 2024.

Equity-Based Awards

The majority of the target total direct compensation of our executive officers, including our NEOs, is provided through equity awards. By having a significant percentage of our executive officers' target total direct compensation payable in the form of equity that vests over a number of years and, thus, is subject to higher risk and longer vesting than cash compensation, our executive officers are motivated to take actions that focus on our long-term strategic and financial objectives, aligning their interests with those of our stockholders over the long term. We believe that RSUs with multi-year vesting are the most effective compensation vehicle for Workday at this time for a number of reasons, including that RSUs are a common incentive used by many talent competitors and the multi-year vesting schedule decreases risks associated with short-term decision making. Furthermore, the Compensation Committee and the Board believe that it is critical for Workday to promote strategic agility by allowing the business to pivot in response to changing market dynamics without consideration of the impact to short-term rewards, and RSUs with long-term vesting allow us to continue to incentivize and promote the innovative culture that will drive our success.

We make annual equity grants to our executive officers and may also make mid-year awards on a case-by-case basis, such as in the event of a promotion. The sizes of these awards are not determined based on a specific formula, but rather through the exercise of the Compensation Committee's or Board's judgment after considering, on an annual basis, the individual performance of each of the executive officers, including financial, operational, customer, strategic, product, and competitive factors; the recommendations of the Co-CEOs (except with respect to their own awards); the appropriate level of compensation for the position given the scope of responsibility; the need to hire or retain an individual in a particular position; the current unvested equity held by such individuals and related vesting schedules; the level of each executive officer's total target cash compensation (base salary plus target cash bonus opportunity); and the perceived retentive value of the proposed awards. With respect to Messrs. Bhusri and Fernandez, the Compensation Committee and the Board considered the equity grants for each Co-CEO independently relative to competitive peer CEO pay. Given their shared responsibilities, the Compensation Committee and the Board also considered the aggregate spend for the Co-CEOs relative to pay for a peer's "top two" executives. Additionally, Mr. Bhusri's large ownership stake in Workday was balanced with a desire to continue to recognize his strong leadership role in overseeing our product, technology, and corporate functions. For a discussion of Mr. Eschenbach's equity grants in connection with his appointment as Co-CEO, please see "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" above.

In addition, the Compensation Committee reviews and considers the equity awards granted to the executives at the companies in our compensation peer group, although it does not benchmark to specific percentiles against those companies. Based on its review, the Compensation Committee agreed that the fiscal 2023 equity grants described below, together with existing equity awards, appropriately incentivized our executives and satisfied our retention goals for the near-term future, as well as motivated our executives to take actions in support of longer-term stockholder interests.

As noted above, our equity awards generally take the form of time-based RSU awards with a four-year vesting schedule. The number of RSUs awarded to each NEO is determined by dividing the value of RSUs approved by the Compensation Committee for each NEO by the trailing 20-day simple moving average stock price of Workday's Class A common stock prior to the date of grant, or for Mr. Eschenbach, the date of his Employment Agreement. The Compensation Committee believes that these RSU awards serve as an effective retention tool for our executive officers, because unvested awards are generally forfeited if an executive officer voluntarily leaves the company before the awards have vested.

Furthermore, a significant portion of Mr. Eschenbach's equity awards granted in connection with his appointment as Co-CEO were performance-driven in the form of PVUs, which incentivizes stock price appreciation and stockholder value creation. The PVUs will be earned in full only if three meaningful stock price performance targets are achieved during a five-year performance period, and Mr. Eschenbach also satisfies the service-based vesting requirements. For a full discussion of Mr. Eschenbach's PVUs, please see "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" above.

The RSU awards granted to our NEOs in fiscal 2023 were as follows:

Named Executive Officer	Grant Date	Number of Shares Subject to RSU Award[1]	Grant Date Fair Value of RSU Award[2]
Aneel Bhusri	4/20/2022	63,895	$14,065,845
Carl M. Eschenbach[3]	6/22/2022	2,402	328,089
	12/28/2022	30,365	4,949,191
	12/28/2022	60,730	9,898,383
	12/28/2022	303,650	37,895,520[2]
	12/28/2022	303,650	49,491,914
Chano Fernandez	4/20/2022	85,193	18,754,387
Barbara A. Larson	4/20/2022	42,597	9,377,304
James J. Bozzini	4/20/2022	42,597	9,377,304
Douglas A. Robinson	4/20/2022	55,376	12,190,473
Richard H. Sauer	4/20/2022	36,207	7,970,609

(1) Unless otherwise noted, the RSU awards for our NEOs are subject to vesting based on continued service through the applicable vesting dates, with one-fourth of such awards vesting one year from their vesting start date, after which the awards vest in equal installments over the next 12 quarters.

(2) Other than with respect to Mr. Eschenbach's PVU award, the amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. The amount reported for the PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(3) Prior to Mr. Eschenbach's appointment as Co-CEO, he was granted 2,402 RSUs on June 22, 2022, in connection with his service on our Board of Directors. In connection with Mr. Eschenbach's appointment as Co-CEO, he was granted (i) 30,365 RSUs which will vest as to one-fourth of the underlying shares on each of the first four quarterly anniversaries of December 5, 2022, with vesting contingent upon Mr. Eschenbach's purchase of $2,000,000 of Workday Class A Common Stock on the public market; (ii) 60,730 RSUs which will vest as to one-fourth of the underlying shares on each of the first four quarterly anniversaries of December 5, 2022; (iii) 303,650 RSUs which will vest as to one-sixteenth of the underlying shares on each of the first sixteen quarterly anniversaries of December 5, 2022; and (iv) 303,650 PVUs that are divided into three tranches, with each tranche representing Mr. Eschenbach's right to acquire 1/3 of the shares subject to the award

subject to the achievement of certain share price targets. The PVUs shall vest subject to the achievement of certain performance metrics as explained in further detail under the section "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" above.

Benefits Programs

Our employee benefit programs, which include our 401(k) plan, employee stock purchase plan, and health and welfare programs, such as health savings accounts and flexible spending arrangements, are designed to provide a competitive level of benefits to our employees generally, including our executive officers and their families. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Other than Mr. Fernandez, who resides in the United Kingdom, our executive officers are eligible to participate in the same employee benefit plans and programs, and on the same terms and conditions, as all other U.S. full-time employees. While acting as Co-CEO, Mr. Fernandez was eligible to participate in the same employee benefit plans and programs, and on the same terms and conditions, as all other full-time employees based in the United Kingdom.

Perquisites and Other Personal Benefits

The personal safety and security of our employees is of the utmost importance to Workday and our stockholders. Accordingly, while we do not view perquisites or other personal benefits as a significant component of our executive compensation program, we provide limited perquisites for business-related purposes and necessary for the security of Mr. Bhusri. We also provided expatriate benefits to Mr. Fernandez while he served as Co-CEO in fiscal 2023, as described below.

As disclosed in our 2020 Proxy Statement, in fiscal 2020, in response to specific threats and incidents related to the safety of Mr. Bhusri, the Compensation Committee established an executive security policy and approved the implementation of security measures to help address these safety concerns. In March 2020, based on an independent study prepared by an outside security consultant that analyzed security risks to Mr. Bhusri, the Compensation Committee approved a comprehensive security plan for Mr. Bhusri. Pursuant to this plan, we pay for the annual costs of security at his residences, executive security protection, and secure transportation arrangements. In August 2020, the Compensation Committee also approved the payment of certain security costs for Mr. Bhusri's family in response to threats against Mr. Bhusri and his family and to reduce distraction for Mr. Bhusri relating to credible concerns for his family's safety. We require these security measures because of the importance of Mr. Bhusri to Workday, and we believe that their scope and costs are an appropriate business expense for our benefit as they are integrally related to Mr. Bhusri's ability to perform his employment responsibilities and necessary to his focused job performance. However, because certain components of the program may be considered to be perquisites under SEC disclosure rules, such as security for Mr. Bhusri's family, security at his residences, and executive security protection outside of work hours, the aggregate incremental costs of such security services are included in the "All Other Compensation" column of the Summary Compensation Table set forth below. The Compensation Committee believes that these costs are appropriate in light of the threat landscape, Mr. Bhusri's importance to Workday, and the amount of Mr. Bhusri's total fiscal 2023 compensation. The Compensation Committee periodically reviews the nature and cost of this program in relation to Mr. Bhusri's security risk profile.

In fiscal 2022, the Board approved the purchase of a corporate aircraft as an additional security measure for Mr. Bhusri and to optimize his travel. Pursuant to our aircraft utilization policy, the corporate aircraft is primarily for use by Mr. Bhusri, with certain limited exceptions where other executives may use it for business purposes. Mr. Bhusri is also permitted to use a private business jet charter when practicable. The Compensation Committee regularly reviews our aircraft utilization policy. Pursuant to the policy, Mr. Bhusri recognizes imputed taxable income as a result of personal use of the corporate aircraft and other private aircraft and is not provided a tax reimbursement or gross-up for any portion of this amount, including as a result of members of his immediate family accompanying him on business travel. The non-de minimis incremental costs, if any, of personal travel and travel by guests on any such legs on private aircraft are included in the "All Other Compensation" column in the Summary Compensation Table.

For Mr. Fernandez, during the time he served as Co-CEO in fiscal 2023, we provided a car allowance, which is a customary benefit for sales executives in the United Kingdom, certain Spanish social security contribution payments, and annual tax return preparation services and tax guidance provided by our third-party tax vendor. The value of the perquisites and benefits provided to Mr. Fernandez during fiscal 2023 is reported and further described in our Summary Compensation Table below.

In the future, we may provide other perquisites or other personal benefits to our NEOs when we believe it is appropriate and beneficial to the company's business to assist an individual executive in the performance of his or her duties, to make our executive team more efficient and effective, and for recruitment, motivation, or retention purposes. Future practices with respect to perquisites or other personal benefits for executives will be subject to review and approval by the Compensation Committee.

Post-Employment Compensation

We have a change in control policy applicable to our executive officers and certain other participants that provides for severance payments and benefits in the event of a qualifying termination of employment following a change in control of Workday. Under the policy, in the event of a qualifying termination (as defined below) of a participant's employment within 12 months following a change in control of Workday, the participant would be entitled to receive severance payments and full accelerated vesting of all outstanding equity awards, subject to the execution of a release agreement and the waiver of any other severance arrangement that would be triggered by a change in control. We do not provide for single trigger acceleration following a change in control and do not provide tax gross-ups for "excess parachute payments." The Compensation Committee has determined that the change in control policy is both competitively reasonable and necessary to recruit and retain key executives. We also believe that entering into these arrangements will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of the company. For additional information about the change in control policy, please see the section below entitled "Potential Payments upon Termination or Change in Control."

In connection with incentivizing Mr. Eschenbach to join us as our Co-CEO, his Employment Agreement provides that he is entitled to certain payments and accelerated vesting if his employment is terminated without Cause (as defined in his Employment Agreement) within two years following his start date, other than in connection with a change in control (as defined in our change in control policy). Likewise, Mr. Eschenbach will participate in Workday's change in control policy, as modified by his Employment Agreement, such that in the event that Mr. Eschenbach's employment is terminated without Cause (as defined in his Employment Agreement) or he resigns for Good Reason (as defined in our change in control policy) in connection with a change in control. Our Board and Compensation Committee considered the post-employment compensation arrangements described above and set forth in our change in control policy and the Employment Agreement to be reasonable and necessary to incentivize Mr. Eschenbach to accept employment as our Co-CEO. For additional information regarding these termination benefits, please see the section "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" and "Potential Payments Upon Termination or Change in Control".

Additionally, while Co-CEO, Mr. Fernandez was entitled to receive certain statutory severance amounts as required by local law if his employment is terminated other than in connection with a change in control and other than for "fair cause" or due to his voluntary resignation. The material terms of post-employment payments to our NEOs are set forth under "Employment Arrangements and Indemnification Agreements" below.

Pursuant to company policy, all employees, including our executives, whose employment with Workday terminates due to death or permanent disability, generally fully vest in their outstanding time-based equity awards upon termination. The value of our NEOs' equity awards that would have vested assuming a January 31, 2023, termination of employment due to death or permanent disability is set forth in the section "Potential Payments Upon Termination or Change in Control".

Other Compensation Policies

Executive Officer Recoupment Policy

The Compensation Committee has adopted a policy that provides for the recovery of all or any portion of an executive officer's incentive-based compensation in the event that we restate our financial results as a result of fraud by such executive officer, and the compensation earned by the executive officer was based on achieving financial results in excess of what could have been earned by the executive officer based on the restated financial results, in all cases as determined by the Board of Directors. The recovery period extends up to three years prior to the date of the restatement, for periods after the effective date of the policy. We expect revise the policy in fiscal 2024 to reflect the new requirements of the Nasdaq Global Select Market.

Equity Awards Grant Policy

The Compensation Committee has adopted a policy governing equity awards that are granted to our executive officers and employees and members of our Board of Directors. This policy provides that equity awards will be granted either by our Board or the Compensation Committee at a meeting or by unanimous written consent, subject to equity award guidelines adopted by our Board, and provides that each of the Co-Chief Executive Officers, Chair of the Board, each of the Co-Presidents, Chief Financial Officer, and Chief People Officer may make awards to non-executive employees within prescribed limits. Generally, prior to January 1, 2023, new hire awards were granted effective on the 15th day of the month following commencement of employment, while promotion and discretionary awards for our executive officers were effective on the 15th day of March, June, September, or December and on the 15th day of any month for non-executive employees. In fiscal 2023, we modified our policy governing equity awards so that effective January 1, 2023, generally all new hire awards are granted effective on the 5th day of the month for employees who have commenced employment on or prior to the 15th day of the preceding month. Additionally, promotion and discretionary awards for our executive officers are granted effective on the 5th day of March, June, September, or December, and on the 5th day of any month for non-executive employees. Relatedly, we modified the vesting date from the 15th to the 5th of each month for all unvested RSU awards vesting after December 31, 2022. Refresh awards made in connection with Workday's annual review cycle will be effective on a date occurring in March, April, or May that is designated by the Board or the Compensation Committee prior to the end of the immediately preceding calendar year, in each case unless otherwise approved by our Board or the Compensation Committee. The exercise price of all stock options and SARs must be equal to or greater than the fair market value of our common stock, as defined in the applicable equity incentive plan, on the date of grant.

Derivatives Trading and Anti-Hedging Policy

Our Policy on Trading in Securities, which applies to our employees, including our executive officers, and members of our Board of Directors, prohibits the trading of derivatives, including options, warrants, puts, calls, or other similar derivative instruments relating to our securities; the hedging of our equity securities, including the participation in exchange funds or "swap funds"; and the selling of Workday securities "short".

Policy regarding 10b5-1 Plans for Directors and Executive Officers

Generally, our Policy on Trading in Securities requires our executive officers and members of our Board of Directors to adopt plans in accordance with Exchange Act Rule 10b5-1, including in accordance with the new final 10b5-1 rules adopted by the SEC in 2022, for trades of Workday securities that they beneficially own and further provides that such individuals may not trade in our equity securities during our quarterly restricted periods.

Stock Ownership Guidelines

We maintain Stock Ownership Guidelines that require Mr. Bhusri and Mr. Eschenbach to each own and hold shares of our stock with a value that is at least equal to five times the annual base salary of Mr. Bhusri or Mr. Eschenbach, whichever is greater; our other executive officers to own and hold shares of our stock with a value that is at least three times their annual base salaries; and members of our Board of Directors other than Messrs. Bhusri and Eschenbach to own and hold shares of our stock with a value that is at least $600,000, subject in each case to certain phase-in periods. This ownership requirement may be satisfied by ownership of shares of either our Class A or Class B common stock, vested RSUs, and any other shares of our equity securities held by affiliates or family members in which the individual holds a beneficial interest.

Compensation Policies and Practices as they Relate to Risk Management

The Compensation Committee has reviewed our executive and employee compensation programs and does not believe that our compensation policies and practices encourage undue or inappropriate risk taking or create risks that are reasonably likely to have a material adverse effect on us. The reasons for the Compensation Committee's determination include the following:

- We structure our compensation program to consist of both fixed and variable components. The fixed (or base salary) component of our compensation programs is designed to provide income independent of our stock price performance so that employees will not focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) components of our compensation programs are designed to reward both short-term and long-term company performance, which we believe discourages employees from taking actions that focus only on our short-term success and helps align our employees with our stockholders and on our longer-term success. Our RSUs have time-based vesting, generally over a period of four years.

- We maintain internal controls over the measurement and calculation of financial information, which are designed to prevent this information from being manipulated by any employee, including our executive officers.

- While we do not cap the cash incentive award for our sales incentive plan to provide maximum incentive for our sales force to meet and exceed their revenue objectives, we do maintain internal controls over the determination of sales incentive awards which we believe help prevent problematic behaviors.

- Employees of Workday are required to comply with our Code of Conduct, which covers, among other things, accuracy in keeping financial and business records.

- The Compensation Committee approves the employee annual and new hire equity award guidelines as well as the overall annual equity pool. Any recommended equity awards outside these guidelines require approval by the Compensation Committee. We believe that this helps ensure we grant equity compensation appropriately and in a sustainable manner.

- A significant portion of the compensation paid to our executive officers and the members of our Board of Directors is in the form of RSUs, to align their interests with the interests of stockholders.

- We maintain Stock Ownership Guidelines for our executive officers and the members of the Board to ensure that they retain specified levels of equity in Workday to align their interests with the interests of stockholders.

- As part of our Policy on Trading in Securities, we prohibit hedging transactions involving our securities so that our executive officers and other employees cannot insulate themselves from the effects of poor stock price performance.

- Our Board has adopted an Executive Officer Recoupment Policy providing that it may require reimbursement or forfeiture of all or a portion of any incentive compensation that was paid to an executive officer based on financial results if a restatement of those results is required and it determines that fraud on the part of the executive officer contributed to the need for the restatement. We expect revise the policy in fiscal 2024 to reflect the new requirements of the Nasdaq Global Select Market.

Tax and Accounting Considerations

Limitation on Deductibility of Executive Compensation

We do not require executive compensation to be tax deductible to Workday, but instead balance the cost and benefits of tax deductibility to correspond with our executive compensation goals. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1,000,000 paid in any taxable year to certain of its executive officers.

We expect that the Compensation Committee will continue to seek to balance the cost and benefit of tax deductibility with our executive compensation goals designed to promote stockholder interests, retaining discretion to approve compensation that is non-deductible when it believes that such payments are appropriate to attract and retain executive talent. As a result, we expect that a significant portion of future cash and equity payments to our executive officers may not be tax deductible under Section 162(m).

No Tax Reimbursement of Parachute Payments or Deferred Compensation

We did not provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during fiscal 2023, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other such reimbursement.

Accounting Treatment

We account for share-based compensation in accordance with the authoritative guidance set forth in ASC Topic 718, which requires companies to measure and recognize compensation expense for share-based awards issued to employees and non-employees, primarily including RSUs and purchases under the Amended and Restated 2012

Employee Stock Purchase Plan ("ESPP"). Compensation expense is generally recognized over the period during which the award recipient is required to perform service in exchange for the award. For RSUs, fair value is based on the closing price of our common stock on the grant date. For shares issued under the ESPP, fair value is estimated using the Black-Scholes option-pricing model. This calculation is performed for accounting purposes and reported in the compensation tables below.

Report of the Compensation Committee

This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management and, based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be incorporated by reference in Workday's Annual Report on Form 10-K for fiscal 2023 and included in this Proxy Statement.

Submitted by the Compensation Committee of our Board of Directors:

George J. Still, Jr. (Chair)
Lynne Doughtie
Jerry Yang

SUMMARY COMPENSATION TABLE

The following table provides information concerning all plan and non-plan compensation earned by each of our NEOs during the fiscal years ended January 31, 2023, 2022, and 2021.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	All Other Compensation[3]	Total
Aneel Bhusri Co-Founder, Co-Chief Executive Officer, and Chair of the Board	2023	$ 65,000	$ —	$ 14,065,845	$3,147,585	$ 17,278,430
	2022	65,000	—	15,404,483	2,961,923	18,431,406
	2021	65,000	—	—	2,628,925	2,693,925
Carl M. Eschenbach Co-Chief Executive Officer and Director	2023	119,231	—	102,563,097[4]	2,981	102,685,309
Chano Fernandez Former Co-Chief Executive Officer	2023	607,791[5]	521,136[5]	18,754,387	103,557	19,986,871
	2022	631,962[5]	752,976[5]	20,539,224	91,351	22,015,513
	2021	471,712[5]	453,735[5]	25,867,043	265,284	27,057,774
Barbara A. Larson Chief Financial Officer	2023	420,000	187,000	9,377,304	35,097	10,020,001
James J. Bozzini Chief Operating Officer	2023	375,000	166,000	9,377,304	9,323	9,927,627
	2022	350,000	209,000	9,756,190	8,700	10,323,890
	2021	350,000	168,000	11,070,499	8,669	11,597,168
Douglas A. Robinson Co-President	2023	375,000	332,000	12,190,473	38,705	12,936,179
	2022	350,000	427,000	11,699,995	7,670	12,484,665
Richard H. Sauer Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary	2023	515,000	231,000	7,970,609	18,302	8,734,911
	2022	500,000	298,000	5,134,741	9,700	5,942,441
	2021	500,000	241,000	5,535,323	592,857	6,869,198

(1) For all NEOs, reported amounts reflect payment of bonuses pursuant to the cash bonus plan.

(2) Other than with respect to Mr. Eschenbach's PVUs, the amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. The amount reported for Mr. Eschenbach's PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(3) Amounts shown in this column for all other compensation are valued on the basis of actual costs to Workday and are detailed in the chart below for fiscal 2023:

Name	Company Funded 401(k) Match	Executive Attendance at Company Events	Guest Attendance at Company Events	Income Tax Gross-Up[i]	Other
Aneel Bhusri	$1,965	$ —	$ —	$ —	$3,145,620[ii]
Carl M. Eschenbach	2,981	—	—	—	—
Chano Fernandez	—	25,717	11,381	16,168	50,290[iii]
Barbara A. Larson	9,316	—	4,484	13,998	7,299[iv]
James J. Bozzini	9,323	—	—	—	—
Douglas A. Robinson	9,326	15,653	—	11,358	2,368[v]
Richard H. Sauer	9,321	—	—	6,620	2,361[vi]

(i) The amounts in this column represent income tax gross-ups paid in respect of attendance at a company sponsored event. The amount reported for Mr. Fernandez is an estimate of the tax payable by Workday upon filing of an annual U.K. tax filing with respect to employee benefits. The exchange rate used to convert this amount from GBP into U.S. dollars was 1.232.

(ii) This amount includes the (i) aggregate incremental costs paid by Workday for certain security arrangements provided for Mr. Bhusri and his family that may be considered perquisites under SEC disclosure rules in the amount of $3,068,745 and (ii) personal air travel expenses in the amount of $76,875, which represent the incremental cost to Workday for Mr. Bhusri's personal use of our corporate aircraft and a private business jet charter. We determine the incremental cost of the personal use of our corporate aircraft based on the variable operating costs to us, which includes (i) trip-related landing, ramp, and parking fees and expenses; (ii) crew travel expenses; (iii) supplies and catering; and (iv) aircraft fuel and oil expenses. The incremental cost to Workday from his use of a private business jet charter was based on the amount billed to us by the private business jet charter company. Because the corporate aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as the salaries of pilots and crew, purchase or lease costs of our corporate aircraft, and costs of maintenance and upkeep. On occasion, guests of Mr. Bhusri may accompany him on private aircraft during business trips at a de minimis incremental cost to Workday. Additional information is set forth in the above section entitled "Elements of Our Executive Compensation Program — Perquisites and Other Personal Benefits."

(iii) This amount includes a car allowance paid to Mr. Fernandez in the amount of $16,386; a supplemental payment with respect to our Tapered Annual Allowance Policy for UK employees in the amount of $31,977; a pension contribution for Spanish shadow payroll in the amount of $1,427; and a company charitable match in the amount of $500. The exchange rate used to convert these amounts from GBP into U.S. dollars was 1.232, and from euro to U.S. dollars was 1.0863, as applicable, which were the daily spot rates as of January 31, 2023. Additional information is set forth in the above section entitled "Elements of Our Executive Compensation Program — Perquisites and Other Personal Benefits."

(iv) This amount includes a company gift to Ms. Larson in the amount of $3,386; income tax gross-up paid in respect of a company gift in the amount of $3,313; and a wellness program reimbursement in the amount of $600.

(v) This amount includes a company gift to Mr. Robinson in the amount of $727; income tax gross-up paid in respect of a company gift in the amount of $491; a wellness program reimbursement in the amount of $150; and a company charitable match in the amount of $1,000.

(vi) This amount includes a wellness program reimbursement to Mr. Sauer in the amount of $361 and a company charitable match in the amount of $2,000.

(4) Mr. Eschenbach was appointed as our Co-CEO on December 20, 2022. The amounts reported under the Stock Awards column for Mr. Eschenbach include (i) $328,089 in grant date fair value of RSUs that were granted to Mr. Eschenbach in June 2022 in connection with his service as a non-employee director on our Board of Directors, and (ii) $102,235,008 in grant date fair value of the RSUs and PVUs that were granted to Mr. Eschenbach in December 2022 in connection with his appointment as our Co-CEO.

(5) Mr. Fernandez's salary and bonus are paid in GBP. The exchange rates used to convert these amounts into U.S. dollars were 1.232 for fiscal 2023, 1.3446 for fiscal 2022, and 1.3708 for fiscal 2021, which were the daily spot rates in effect as of the last day of each respective fiscal year.

Grants of Plan-Based Awards in Fiscal 2023

The following table provides information regarding grants of incentive plan-based awards made to each of our NEOs during fiscal 2023 under our 2012 Equity Incentive Plan (solely for awards prior to June 22, 2022) and our 2022 Equity Incentive Plan.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	Grant Date Fair Value of Stock Awards[2]
		Threshold (#)	Target (#)	Maximum (#)		
Aneel Bhusri	04/20/2022				63,895	$14,065,845
Carl M. Eschenbach[3]	12/28/2022				30,365	4,949,191
	12/28/2022				60,730	9,898,383
	12/28/2022				303,650	49,491,914
	12/28/2022		303,650[4]			37,895,520
	06/22/2022				2,402	328,089
Chano Fernandez	04/20/2022				85,193	18,754,387
Barbara A. Larson	04/20/2022				42,597	9,377,304
James J. Bozzini	04/20/2022				42,597	9,377,304
Douglas A. Robinson	04/20/2022				55,376	12,190,473
Richard H. Sauer	04/20/2022				36,207	7,970,609

(1) Represents RSUs granted under our 2022 Equity Incentive Plan. Unless otherwise noted, each RSU award vested or will vest as to one-fourth of the underlying shares on approximately the one-year anniversary of grant and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(2) Other than with respect to Mr. Eschenbach's PVU award, the amounts reported are computed in accordance with ASC Topic 718 based on the closing price of our Class A common stock on the date of grant. The amount reported for Mr. Eschenbach's PVU award is computed in accordance with ASC Topic 718 using the Monte Carlo simulation model. These amounts do not reflect the actual economic value that may ultimately be realized by the NEOs.

(3) Prior to Mr. Eschenbach's appointment as Co-CEO, he was granted 2,402 RSUs on June 22, 2022, in connection with his service on our Board of Directors. In connection with Mr. Eschenbach's appointment as Co-CEO, he was granted the following awards under our 2022 Equity Incentive Plan: (i) 30,365 RSUs which will vest as to one-fourth of the underlying shares on each of the first four quarterly anniversaries of December 5, 2022, with vesting contingent upon Mr. Eschenbach's purchase of $2,000,000 of Workday Class A Common Stock on the public market; (ii) 60,730 RSUs which will vest as to one-fourth of the underlying shares on each of the first four quarterly anniversaries of December 5, 2022; and (iii) 303,650 RSUs which will vest as to one-sixteenth of the underlying shares on each of the first sixteen quarterly anniversaries of December 5, 2022.

(4) Represents PVUs granted under our 2022 Equity Incentive Plan. In connection with Mr. Eschenbach's appointment as Co-CEO, he was granted 303,650 PVUs that are divided into three tranches, with each tranche representing Mr. Eschenbach's right to acquire 1/3 of the shares subject to the award subject to the achievement of certain share price targets. The PVUs shall vest subject to the achievement of certain performance metrics as explained in further detail under the section "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" above.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding and unvested RSU awards held by our NEOs as of January 31, 2023.

| Name | Grant Date | STOCK AWARDS | | | |
		Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested
Aneel Bhusri	04/20/2022	63,895	$11,592,470		
	04/15/2021	33,291	6,039,986		
	04/22/2019	3,263	592,006		
Carl M. Eschenbach[3]	12/28/2022			30,365	5,509,122
	12/28/2022	60,730	11,018,244		
	12/28/2022	303,650	55,091,220		
	12/28/2022			303,650	$37,895,520[2]
	06/22/2022	2,402	435,795		
Chano Fernandez	04/20/2022	85,193	15,456,566		
	04/15/2021	44,387	8,053,133		
	09/15/2020	31,178	5,656,625		
	04/15/2020	23,685	4,297,170		
	04/22/2019	3,263	592,006		
Barbara A. Larson	04/20/2022	42,597	7,728,374		
	12/15/2021	5,371	974,461		
	04/15/2021	6,658	1,207,961		
	04/15/2020	7,106	1,289,242		
	01/15/2020	1,480	268,516		
	04/22/2019	979	177,620		
James J. Bozzini	04/20/2022	42,597	7,728,374		
	04/15/2021	21,084	3,825,270		
	04/15/2020	23,685	4,297,170		
	04/22/2019	2,937	532,860		

		STOCK AWARDS			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested
Douglas A. Robinson	04/20/2022	55,376	10,046,868		
	12/15/2021	5,371	974,461		
	04/15/2021	16,646	3,020,084		
	03/15/2021	4,410	800,106		
	04/15/2020	9,474	1,718,868		
	04/22/2019	979	177,620		
Richard H. Sauer	04/20/2022	36,207	6,569,036		
	04/15/2021	11,097	2,013,329		
	04/15/2020	11,843	2,148,675		
	10/15/2019	7,588	1,376,691		

(1) Unless otherwise noted, each RSU award vested or will vest as to one-fourth of the underlying shares on approximately the one-year anniversary of grant and then quarterly thereafter, subject to continued service with Workday on the applicable vesting dates.

(2) Other than with respect to Mr. Eschenbach's PVU award, the market value of unvested RSUs is calculated by multiplying the number of unvested shares held by the applicable NEO by the closing price of our Class A common stock on January 31, 2023, the last trading day of our fiscal year, which was $181.43. The amount reported for the PVU award is the grant date fair value on December 28, 2022, computed in accordance with ASC Topic 718 using the Monte Carlo simulation model, which is materially similar to the fair value on January 31, 2023.

(3) Prior to Mr. Eschenbach's appointment as Co-CEO, he was granted 2,402 RSUs on June 22, 2022, in connection with his service on our Board of Directors. In connection with Mr. Eschenbach's appointment as Co-CEO, he was granted (i) 30,365 RSUs which will vest as to one-fourth of the underlying shares on each of the first four quarterly anniversaries of December 5, 2022, with vesting contingent upon Mr. Eschenbach's purchase of $2,000,000 of Workday Class A Common Stock on the public market; (ii) 60,730 RSUs which will vest as to one-fourth of the underlying shares on each of the first four quarterly anniversaries of December 5, 2022; (iii) 303,650 RSUs which will vest as to one-sixteenth of the underlying shares on each of the first sixteen quarterly anniversaries of December 5, 2022; and (iv) 303,650 PVUs that are divided into three tranches, with each tranche representing Mr. Eschenbach's right to acquire 1/3 of the shares subject to the award subject to the achievement of certain share price targets. The PVUs shall vest subject to the achievement of certain performance metrics as explained in further detail under the section "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO" above.

Stock Vested in Fiscal 2023

The following table summarizes the value realized by our NEOs on stock vested during fiscal 2023.

	RSU Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Aneel Bhusri	43,834	$ 8,279,959
Carl M. Eschenbach	2,153[2]	419,691
Chano Fernandez	88,983	16,192,504
Barbara A. Larson	24,278	4,479,194
James J. Bozzini	50,271	9,038,036
Douglas A. Robinson	31,369	5,777,786
Richard H. Sauer	28,221	4,959,307

(1) The value realized on vesting is calculated by multiplying the number of underlying shares at vest by the fair market value of our Class A common stock on the date prior to the applicable vesting dates.

(2) Represents shares granted to Mr. Eschenbach in connection with his service as a non-employee director on our Board of Directors that vested in fiscal 2023 prior to his appointment as our Co-Chief Executive Officer on December 20, 2022. Mr. Eschenbach's RSUs granted to him in his capacity as a non-employee director continue to vest pursuant to their terms.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer up to 75% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We intend for the 401(k) plan to qualify, depending on the employee's election, under Code Section 401 so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan, or under Code Section 402A so that contributions by employees to the 401(k) plan are taxable as income, but qualifying withdrawals and income earned on those contributions are not taxable to employees. We provide a company match for all eligible employees and currently match 50% of the first 6% of eligible compensation contributed by the employee.

Pension Benefits and Nonqualified Deferred Compensation

We do not offer any defined benefit pension plans or nonqualified deferred compensation plans.

CEO Pay Ratio Disclosure

In accordance with SEC rules, we are providing the ratio of the total annual compensation of each individual serving as a Co-CEO during the last completed fiscal year to the total annual compensation of our median compensated employee ("median employee"). The ratios of Messrs. Bhusri's, Eschenbach's, and Fernandez's total annual compensation to that of our median employee's total annual compensation for fiscal 2023 are 74:1, 439:1, and 85:1, respectively. We believe these ratios are reasonable estimates, calculated in a manner consistent with SEC rules, based on our payroll and employment records and the methodology described below. As disclosed in the Summary Compensation Table above, the total annual compensation of Messrs. Bhusri, Eschenbach, and Fernandez for fiscal 2023 was $17,278,430, $102,685,308, and $19,986,871, respectively. The total annual compensation of our median employee for fiscal 2023 was $233,831, calculated in the same manner as the compensation for our Co-CEOs in accordance with SEC rules.

The pay ratio for Mr. Eschenbach provided above is based on his fiscal 2023 annual total compensation, which contained special one-time new-hire RSU awards that, assuming his continued employment with Workday through the applicable vesting dates, would vest continuously over a period ending on December 5, 2026. Additionally, his fiscal 2023 compensation included PVUs that vest over five years, subject to both time and performance-based vesting conditions tied to increasingly difficult stock price targets. For fiscal 2024, we expect the pay ratio for Mr. Eschenbach to decrease significantly, as pursuant to his Employment Agreement, he is not eligible for additional equity awards until fiscal 2025. For additional information about the compensation of our Co-CEOs, see the "Compensation Discussion and Analysis" section elsewhere in this Proxy Statement.

Since there have been no significant changes to our employee population or employee compensation programs during fiscal 2023 that would affect our pay ratio disclosure, we used the same median employee disclosed in last year's Proxy Statement, as permitted by SEC rules. In determining that it was still appropriate to utilize our fiscal 2022 median employee for fiscal 2023, we considered that there were no material changes to that employee's job description or compensation structure during fiscal 2023.

As disclosed in our 2022 Proxy Statement, our determination of which employee was the median employee was based on compensation data for all employees as of November 1, 2021 (the "determination date"), other than Mr. Bhusri and Mr. Fernandez, the Company's Co-CEOs on the determination date, and certain other employees permissibly excluded under the de minimis exception. The compensation data used included the following elements for the 12-month period preceding the determination date:

- base pay, which included all regular wages, overtime, paid time off, pay related to leaves of absences and leave payout, on call premiums, and allowances;

- actual cash bonus compensation paid;

- actual commissions paid; and

- the grant date fair value of equity awards granted.

In selecting the median employee, reporting companies are permitted to use reasonable estimates, assumptions, and methodologies based on their own facts and circumstances. As such, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies may have different employment and compensation practices and may utilize different estimates, assumptions, and methodologies in calculating their own pay ratios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and our other NEOs ("Non-PEO NEOs") and our performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning our pay-for-performance philosophy and how we structure our executive compensation to drive and reward performance, refer to "Executive Compensation — Compensation Discussion and Analysis." The amounts shown for "Compensation Actually Paid" have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by our NEOs; these amounts reflect the Summary Compensation Table total with certain adjustments as described in the following table and footnotes.

Year	Summary Compensation Table Total for PEO (Bhusri)[1]	Compensation Actually Paid to PEO (Bhusri) [4][5]	Summary Compensation Table Total for PEO (Eschenbach) [2]	Compensation Actually Paid to PEO (Eschenbach) [4][6]	Summary Compensation Table Total for PEO (Fernandez)[2][7]	Compensation Actually Paid to PEO (Fernandez)[4][7]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs [4][8]	Value of Initial Fixed $100 Investment Based On: [9]		Net Income (thousands) [10]	Subscription Revenues (thousands) [11]
									Total Shareholder Return	Peer Group Total Shareholder Return		
(a)	(b)(1)	(c)(1)	(b)(2)	(c)(2)	(b)(3)	(c)(3)	(d)	(e)	(f)	(g)	(h)	(i)
FY23	$17,278,430	$ 9,378,038	$102,685,309	$109,947,072	$19,986,871	$ 3,030,084	$10,404,679	$ 3,826,484	$ 98	$118	$(366,749)	$5,567,206
FY22	$18,431,406	$19,634,025	—	—	$22,015,513	$27,405,062	$ 9,768,972	$11,928,801	$137	$146	$ 29,373	$4,546,313
FY21	$ 2,693,925	$ 5,713,506	—	—	$27,057,774	$37,492,416	$10,037,001	$17,263,222	$123	$132	$(282,431)	$3,788,452

(1) Aneel Bhusri served as our Chief Executive Officer from 2014 to August 2020 and has since served as our Co-Chief Executive Officer.

(2) Chano Fernandez served as our Co-Chief Executive Officer from August 2020 through December 20, 2022. Carl Eschenbach has served as our Co-Chief Executive Officer since December 20, 2022.

(3) The individuals comprising the Non-PEO NEOs for each year are listed below:

FY23	FY22	FY21
James J. Bozzini	James J. Bozzini	James J. Bozzini
Barbara A. Larson	Douglas A. Robinson	Richard H. Sauer
Douglas A. Robinson	Richard H. Sauer	Robynne D. Sisco
Richard H. Sauer	Robynne D. Sisco	

(4) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as required by Item 402(v) of Regulation S-K, as set forth in the tables below. The fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns has been estimated pursuant to the guidance in ASC Topic 718. The fair values of RSU awards that are subject to solely service-based vesting criteria equals the closing price of our Class A common stock on applicable year-end dates, or, in the case of vesting dates, the closing price on the date prior to the applicable vesting dates. The fair value of Mr. Eschenbach's market-based PVU award is calculated using a Monte Carlo simulation model with the following assumptions: (i) expected volatility of 40%, (ii) risk-free interest rate of 4%, and (iii) total performance period of six years. For additional information on the assumptions used to estimate the fair value of the awards, see the Notes to Consolidated Financial Statements in our Annual Reports on Form 10-K for the fiscal year ended January 31, 2023, and prior fiscal years.

(5) Compensation Actually Paid to Mr. Bhusri reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	FY23	FY22	FY21
Total Reported in Summary Compensation Table (SCT)	$ 17,278,430	$ 18,431,406	$2,693,925
Less, value of Stock Awards reported in SCT	(14,065,845)	(15,404,483)	—
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	11,592,470	14,973,638	—
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	(2,616,535)	540,329	2,599,869
Plus, FMV of Awards Granted this Year and that Vested this Year	—	—	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year	(2,810,481)	1,093,135	419,712
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—	—	—
Total Adjustments	(7,900,391)	1,202,619	3,019,581
Compensation Actually Paid	$ 9,378,038	$ 19,634,025	$5,713,506

(6) Compensation Actually Paid to Mr. Eschenbach reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	FY23	FY22	FY21
Total Reported in Summary Compensation Table (SCT)	$ 102,685,309	—	—
Less, value of Stock Awards reported in SCT[i]	(102,563,097)	—	—
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding[i]	109,949,900	—	—
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	—	—	—
Plus, FMV of Awards Granted this Year and that Vested this Year	—	—	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year[ii]	(125,040)	—	—
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—	—	—
Total Adjustments	7,261,764	—	—
Compensation Actually Paid	$ 109,947,072	—	—

(i) Includes the value of Stock Awards granted to Mr. Eschenbach in June 2022 in connection with his service on our Board of Directors.

(ii) Includes the value of Stock Awards granted to Mr. Eschenbach in prior fiscal years in connection with his service on our Board of Directors that vested in fiscal 2023.

(7) The compensation paid to Mr. Fernandez is in GBP and euro. The exchange rate used to convert these amounts from GBP into U.S. dollars was 1.232, and from euro to U.S. dollars was 1.086, as applicable for fiscal 2023. Compensation Actually Paid to Mr. Fernandez reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	FY23	FY22	FY21
Total Reported in Summary Compensation Table (SCT)	$ 19,986,871	$ 22,015,513	$ 27,057,774
Less, value of Stock Awards reported in SCT	(18,754,387)	(20,539,224)	(25,867,043)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	15,456,566	19,964,767	33,458,969
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	(7,337,881)	2,868,717	2,824,708
Plus, FMV of Awards Granted this Year and that Vested this Year	—	—	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year	(6,321,085)	3,095,289	18,008
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—	—	—
Total Adjustments	(16,956,786)	5,389,549	10,434,642
Compensation Actually Paid	$ 3,030,084	$ 27,405,062	$ 37,492,416

(8) The average Compensation Actually Paid to the Non-PEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	FY23	FY22	FY21
Total Reported in Summary Compensation Table (SCT)	$10,404,679	$ 9,768,972	$10,037,001
Less, value of Stock Awards reported in SCT	(9,728,922)	(9,086,779)	(9,225,440)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	8,018,163	8,809,998	14,370,265
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	(2,446,390)	1,176,201	1,786,084
Plus, FMV of Awards Granted this Year and that Vested this Year	—	—	—
Plus, Change in Fair Value (from prior year-end) of Prior Year Awards that Vested this year	(2,421,046)	1,260,409	295,312
Less Prior Year Fair Value of Prior Year Awards that Failed to vest this year	—	—	—
Total Adjustments	(6,578,195)	2,159,829	7,226,221
Compensation Actually Paid	$ 3,826,484	$11,928,801	$17,263,222

(9) The Peer Group TSR set forth in this table utilizes the S&P 1500 Application Software Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023. The comparison assumes $100 was invested for the period starting January 31, 2020, through the end of the listed year in Workday Class A common stock and in the S&P 1500 Application Software Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(10) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable fiscal year.

(11) We determined subscription revenue to be the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in fiscal 2023. Subscription revenues primarily consist of fees that give our customers access to our cloud applications, which include related customer support. Subscription revenues are recognized over time as services are delivered and consumed concurrently over the contractual term, beginning on the date our service is made available to the customer.

Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table presents the financial and non-financial performance measures that we consider to have been the most important in linking Compensation Actually Paid to our PEO and non-PEO NEOs for fiscal 2023 to company performance. Time-vesting equity compensation makes up a material portion of the total compensation for our executives, thus, the price of our Class A common stock directly ties to Compensation Actually Paid. Additionally, Mr. Eschenbach's new hire market-based PVUs are contingent upon certain stock price targets. Our executives (other than Mr. Bhusri and, for fiscal 2023, Mr. Eschenbach) also participate in our cash bonus plan. Funding of the cash bonus plan is driven by a financial performance goal based on subscription revenues and a non-financial performance goal based on an annual customer satisfaction score. The measures in this table are not ranked.

> Subscription Revenue
> Annual Customer Satisfaction Score
> Workday Class A common stock price

Analysis of the Information Presented in the Pay versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following depictions of the relationships between information presented in the Pay versus Performance table. As described in more detail in the section "Executive Compensation — Compensation Discussion and Analysis," our executive compensation program reflects a pay-for-performance philosophy by heavily weighting total compensation to long-term equity awards that motivate our executives to take actions in support of longer-term stockholder interests. Other than our cash bonus plan and certain performance-based awards that may be granted from time to time, we generally seek to incentivize long-term performance through time-based RSUs, and therefore there may not be direct alignment of the identified performance measures with the compensation that is actually paid to our PEOs and our Non-PEO NEOs (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. Furthermore, Mr. Eschenbach was appointed as our Co-CEO near the end of fiscal 2023 and both his Total Compensation as included in the Summary Compensation Table and his Compensation Actually Paid as included the Pay versus Performance table reflect his new hire compensation package, the amount of which was determined and structured to incentivize Mr. Eschenbach to both assume the role and to drive the achievement of our long-term strategic and financial objectives. Mr. Eschenbach's new hire compensation package included, among other things, market-based PVUs granted in December 2022, which represent a substantial portion of his overall compensation, and are intended to incentivize and reward Mr. Eschenbach to drive significant and sustained stock price performance over a five-year period. For a discussion of Mr. Eschenbach's compensation in connection with his appointment as Co-CEO, please see "Executive Officer Transitions and Agreements — Appointment of Mr. Eschenbach as Co-CEO."

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, our cumulative TSR, and our peer group's cumulative TSR over the three most recently completed fiscal years. We do not use cumulative TSR as a performance measure in our overall executive compensation program. However, as noted above, time-vesting equity compensation makes up a material portion of the total compensation for our executives, thus, the price of our Class A common stock directly ties to Compensation Actually Paid. Additionally, and as discussed above, Mr. Eschenbach's new hire market-based PVUs granted in December 2022 require significant and sustained stock price performance over a five-year period.

Compensation Actually Paid versus Total Shareholder Return



Description of Relationship Between Company TSR and Peer Group TSR

The above chart also compares our cumulative TSR over the three most recently completed fiscal years to that of the S&P 1500 Application Software Index over the same period. While we do not use cumulative TSR or relative TSR against the S&P 1500 Application Software Index as a performance measure in our overall executive compensation program, a significant portion of our executives' compensation is driven by our stock price performance, such that our executives' interests are aligned without those of our stockholders.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the three most recently completed fiscal years. We do not use net income as a performance measure in our overall executive compensation program.

Compensation Actually Paid versus Net Income



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Subscription Revenue

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our subscription revenue during the three most recently completed fiscal years. Subscription revenue was our most important financial performance measure we used to link Compensation Actually Paid to our PEOs and our Non-PEO NEOs in fiscal 2023. The company financial performance target under our cash bonus plan was set based on subscription revenue and payout under the cash bonus plan was based on the achievement level of our fiscal 2023 full year subscription revenue adjusted on a constant currency basis. Our executives, other than Mr. Bhusri and for fiscal 2023, Mr. Eschenbach, are eligible to participate in the cash bonus plan.

Compensation Actually Paid versus Subscription Revenue



EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table includes information as of January 31, 2023, for equity compensation plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	14,548,019[2]	$30.36	32,867,797[3]
Equity compensation plans not approved by security holders	—	—	—

(1) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs, since RSUs have no exercise price.

(2) Included in this amount are 3,850 stock options and 11,932,198 RSUs that were previously issued under the 2012 Equity Incentive Plan, and 111,118 options that were previously issued under the 2013 Adaptive Insights Equity Incentive Plan and subsequently assumed by Workday.

(3) Included in this amount are 4,613,148 shares available for future issuance under the 2012 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 25, 2023, certain information regarding beneficial ownership of our common stock by (a) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of Class A common stock or Class B common stock, (b) each current director and nominee for director, (c) the NEOs (as defined in "Executive Compensation" above), and (d) all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 205,775,286 shares of Class A common stock and 54,632,130 shares of Class B common stock outstanding on April 25, 2023. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to RSUs that will become vested and settleable, within 60 days of April 25, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588.

| | Shares Beneficially Owned | | | | % of Total Voting Power[1] |
| | Class A | | Class B | | |
Name of Beneficial Owner	Shares	%	Shares	%	
Named Executive Officers and Directors					
Aneel Bhusri[2]	326,474	*	53,491,299	98%	71%
Carl M. Eschenbach[3]	71,942	*	—	—	*
James J. Bozzini[4]	248,699	*	—	—	*
Chano Fernandez[5]	80,476	*	—	—	*
Barbara A. Larson[6]	18,744	*	—	—	*
Douglas A. Robinson[7]	49,787	*	—	—	*
Richard H. Sauer[8]	30,691	*	—	—	*
Thomas F. Bogan[9]	41,823	*	—	—	*
Ann-Marie Campbell[10]	11,170	*	—	—	*
Christa Davies[11]	166,198	*	—	—	*
Lynne M. Doughtie[12]	5,188	*	—	—	*
Wayne A.I. Frederick, M.D.[13]	2,077	*	—	—	*
Mark J. Hawkins	0	*	—	—	*
Michael M. McNamara[14]	25,126	*	—	—	*
George J. Still, Jr.[15]	164,903	*	120,784	*	*
Lee J. Styslinger III[16]	43,962	*	—	—	*
Jerry Yang[17]	92,544	*	—	—	*
Current Executive Officers and Directors as a Group (17 persons)[18]	1,309,732	*	53,612,083	98%	71%
5% Stockholders					
David A. Duffield[19]	427,997	*	53,491,299	98%	71%
BlackRock, Inc. and affiliates[20]	12,119,404	6%	—	—	2%
The Vanguard Group, Inc. and affiliates[21]	13,181,709	6%	—	—	2%

*   Less than 1%

(1)   Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share.

(2)   Includes (i) 326,474 shares of Class A common stock held directly by Mr. Bhusri, (ii) 8,126,443 shares of Class B common stock held directly by Mr. Bhusri, (iii) 5,000 shares of Class B common stock held by Mr. Bhusri's minor child, of which Mr. Bhusri has sole voting and dispositive power, and (iv) 45,359,856 shares of Class B common stock held by The David A. Duffield Trust (the "Duffield Trust") which are subject to a voting agreement entered into by Messrs. Duffield and Bhusri (the "Voting Agreement"). The shares of Class B common stock held by Mr. Bhusri and his minor child are subject to the Voting Agreement.

(3)   Includes (i) 23,849 shares of Class A common stock held directly by Mr. Eschenbach, (ii) 36,562 RSUs held directly by Mr. Eschenbach that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock, and (iii) 11,531 shares of Class A Common Stock held by the Eschenbach Family Trust dtd 4/15/2014, of which Mr. Eschenbach and his spouse each have sole voting and dispositive powers.

(4)   Includes (i) 23,016 shares of Class A common stock held directly by Mr. Bozzini, (ii) 80,626 shares of Class A common stock held by the Bozzini Living Trust, of which Mr. Bozzini and his spouse each have sole voting and dispositive powers, (iii) 50,000 shares of Class A common stock held by a 2022 grantor retained annuity trust, of which Mr. Bozzini is the sole trustee, grantor and recipient of annuity payments, (iv) 50,000 shares of Class A common stock held by a 2022 grantor retained annuity trust, of which Mr. Bozzini's spouse is the sole trustee, grantor and recipient of annuity payments, (v) 29,826 shares of Class A common stock held by an LLC owned by the Bozzini Irrevocable Trusts and of which Mr. Bozzini is a co-manager, (vi) 5,077 shares of Class A common stock held by the Bozzini Irrevocable Trust for the benefit of a child, (vii) 5,077 shares of Class A common stock held by the Bozzini Irrevocable Trust for the benefit of a child, and (viii) 5,077 shares of Class A common stock held by the Bozzini Irrevocable Trust for the benefit of a child. Mr. Bozzini and his spouse each have sole voting and dispositive power with regard to the shares held by the Bozzini Irrevocable Trusts.

(5)   Includes (i) 76,022 shares of Class A common stock held directly by Mr. Fernandez and (ii) 4,454 RSUs held directly by Mr. Fernandez that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock.

(6)   Includes (i) 18,296 shares of Class A common stock held directly by Ms. Larson and (ii) 448 RSUs held directly by Ms. Larson that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock.

(7)   Includes (i) 48,849 shares of Class A common stock held directly by Mr. Robinson and (ii) 938 RSUs held directly by Mr. Robinson that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock.

(8)   Includes 30,691 shares of Class A common stock held directly by Mr. Sauer.

(9)   Includes 39,541 shares of Class A common stock held directly by Mr. Bogan and (ii) 2,282 RSUs held directly by Mr. Bogan that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock.

(10)   Includes (i) 8,930 shares of Class A common stock held directly by Ms. Campbell and (ii) 2,240 RSUs held directly by Ms. Campbell that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock.

(11)   Includes (i) 163,472 shares of Class A common stock held directly by Ms. Davies and (ii) 2,726 RSUs held directly by Ms. Davies that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock.

(12)   Includes (i) 2,684 shares of Class A common stock held directly by Ms. Doughtie and (ii) 2,504 RSUs held directly by Ms. Doughtie that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock.

(13)   Includes 2,077 RSUs held directly by Dr. Frederick that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock.

(14)   Includes (i) 21,481 shares of Class A common stock held directly by Mr. McNamara, (ii) 2,645 RSUs held directly by Mr. McNamara that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock, and (iii) 1,000 shares of Class A Common Stock held by the McNamara Family Trust U/A DTD 10/11/2001, of which Mr. McNamara and his spouse have joint voting and dispositive powers.

(15)   Includes (i) 156,852 shares of Class A common stock held directly by Mr. Still, (ii) 3,051 RSUs held directly by Mr. Still that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock, (iii) 5,000 shares of Class A common stock held by the Still Family Trust, of which Mr. Still and his spouse each have sole voting and dispositive powers, and (iv) 120,784 shares of Class B common stock held by Still Family Partners, of which Mr. Still has joint voting and dispositive powers with his children.

(16)   Includes (i) 31,641 shares of Class A common stock held directly by Mr. Styslinger, (ii) 2,321 RSUs held directly by Mr. Styslinger that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock, and (iii) 10,000 shares of Class A common stock held by an LLC which Mr. Styslinger wholly-owns.

(17)   Includes (i) 87,480 shares of Class A common stock held directly by Mr. Yang, (ii) 2,564 RSUs held directly by Mr. Yang that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock, and (iii) 2,500 shares of Class A common stock held by the JY Trust, of which Mr. Yang has sole voting and dispositive power.

(18)   In addition to all shares of Class A common stock described in footnotes 2 through 4 and 6 through 17 above, the total number of shares of Class A common stock also includes (i) 3,493 shares of Class A common stock held directly by an executive officer who is not named in the table, (ii) 741 RSUs held directly by the same executive officer, that vest within 60 days of April 25, 2023, and will be settled in shares of Class A common stock, and (iii) 6,170 shares of Class A common stock held by a living trust, of which the executive officer and his spouse have shared voting and dispositive powers. The total number of shares of Class B common stock includes the shares of Class B common stock described in footnotes 2 through 4 and 6 through 17 above.

(19)   Includes (i) 102,997 shares of Class A common stock held by Mr. Duffield, (ii) 325,000 shares of Class A common stock held by the Dave and Cheryl Duffield Foundation, of which Mr. Duffield and his spouse have joint voting and dispositive power, (iii) 45,359,856 shares of Class B common stock held by the Duffield Trust, of which Mr. Duffield has sole voting and dispositive power and are subject to the Voting Agreement, and (iv) 8,131,443 shares of Class B common stock held by Mr. Bhusri and his minor child which are subject to the Voting Agreement.

(20)   Based on information contained in Amendment 2 to a Schedule 13G filed by Blackrock, Inc. ("BlackRock") on February 7, 2023, on its own behalf and on behalf of certain of its subsidiaries specified on Exhibit A to the Schedule 13G, Blackrock has sole voting power over 10,625,725 shares of Class A common stock and sole dispositive power over 12,119,404 shares of Class A common stock. BlackRock is located at 55 East 52nd Street, New York, NY 10055.

(21)   Based on information contained in Amendment 8 to a Schedule 13G filed by The Vanguard Group ("Vanguard") on February 9, 2023, on its own behalf and on behalf of certain of its subsidiaries specified on Exhibit A to the Schedule 13G/A, Vanguard has shared voting power over 162,335 shares of Class A common stock, sole dispositive power over 12,738,156 shares of Class A common stock, and shared dispositive power over 443,553 shares of Class A common stock. Vanguard is located at 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and changes of ownership of our securities with the SEC. Based on information submitted to us by these reporting persons and our review of copies of such reports received by us, we believe that all required Section 16(a) filings for fiscal 2023 were timely filed, other than a Form 4 for Michael M. McNamara that was filed late on August 22, 2022.

EMPLOYMENT ARRANGEMENTS AND INDEMNIFICATION AGREEMENTS

James J. Bozzini

We entered into an offer letter agreement with Mr. Bozzini, our Chief Operating Officer, on December 4, 2006. Pursuant to the offer letter, Mr. Bozzini's initial base salary was established at $75,000 per year, with an increase to $150,000 per year commencing February 1, 2007. In addition, on January 19, 2007, in accordance with the terms of his offer letter, Mr. Bozzini was granted a stock option to purchase 200,000 shares of our common stock at an exercise price of $0.25 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our Board of Directors. This option vested according to the 2005 Stock Plan and the related stock option agreement. On May 10, 2007, also in accordance with the terms of his offer letter and based on his performance, Mr. Bozzini was granted an additional stock option to purchase 200,000 shares of our common stock at an exercise price of $0.25, which was equal to the fair market value of our common stock on the date the option was granted as determined by our Board. This option vested according to the 2005 Stock Plan and related stock option agreement. Mr. Bozzini's employment is at will and may be terminated at any time, with or without cause. However, Mr. Bozzini will be entitled to participate in our change in control policy that we have adopted if his employment is terminated without "cause" or he resigns for "good reason" within 12 months following a "change in control." For further information about the change in control policy, see "Potential Payments Upon Termination or Change in Control" below.

Carl M. Eschenbach

Please see section titled "Executive Officer Transitions and Agreements" and "Elements of our Compensation Program — Post-Employment Compensation" above for a discussion of the Employment Agreement with Mr. Eschenbach. For information regarding payments made to Mr. Eschenbach in his capacity as our Co-CEO for fiscal 2023, see the "Summary Compensation Table" above. Mr. Eschenbach's employment is at will and may be terminated at any time, with or without cause. However, Mr. Eschenbach will be entitled to participate in our change in control policy that we have adopted, as modified by his Employment Agreement, if his employment is terminated without "cause" or he resigns for "good reason" within 12 months following a "change in control." For further information about the change in control policy, see "Potential Payments Upon Termination or Change in Control" below.

Chano Fernandez

Please see section titled "Executive Officer Transitions and Agreements — Transition of Mr. Fernandez's Role" above for a discussion of the employment arrangements with Mr. Fernandez following his transition away from the Co-CEO role in December 2022. For information regarding payments made to Mr. Fernandez in his capacity as our Co-CEO for fiscal 2023, see the "Summary Compensation Table" above.

Prior to serving as our Co-CEO, Mr. Fernandez entered into an employment agreement with Workday España S.L. effective January 1, 2014. Pursuant to the employment agreement, Mr. Fernandez's initial base salary was established at 285,000 euro per year. He also received a one-time hiring bonus of 325,000 euro. In addition, Mr. Fernandez became eligible to participate in a variable compensation plan, which was initially established at 285,000 euro per year, based on the achievement of mutually agreed-upon objectives. Subsequent to his initial employment agreement, Mr. Fernandez entered into a UK Secondment Agreement with Workday UK Limited and Workday España S.L. in 2014, as extended in 2016 and 2018, which supplemented his benefits to include a housing and car allowance, education reimbursement, and other miscellaneous relocation expenses. Additionally, Mr. Fernandez was entitled to a yearly pension contribution award in the gross amount of 12% of the sum of his base salary and annual bonus.

In connection with his appointment as Co-CEO in August 2020, Mr. Fernandez's base salary was increased to 470,000 GBP, and he was granted RSUs in the amount of $15,000,000. The RSUs vested or will vest as to one-fourth of the underlying shares on the one-year anniversary of grant and then quarterly thereafter, subject to Mr. Fernandez's continued service with Workday on the applicable vesting dates.

While serving as Co-CEO and subsequently as Vice Chair, if Mr. Fernandez's employment was terminated other than for "fair cause" or due to his voluntary resignation, he would have been entitled to receive the statutory severance amounts due under the statutory rights contained in the Spanish Workers' Act. However, if Mr. Fernandez's employment was terminated without "cause" or he resigned for "good reason" within 12 months following a "change in control," he would have instead been entitled to participate in our change in control policy that we have adopted, provided that such policy provided him with no less a severance payment equal to his then current annual base salary and the accelerated vesting of 50% of his then unvested equity awards. For further information about the change in control policy, see "Potential Payments Upon Termination or Change in Control" below.

Barbara A. Larson

We entered into an offer letter agreement with Ms. Larson, our Chief Financial Officer, on July 14, 2014. Pursuant to the offer letter, Ms. Larson's initial base salary was established at $190,000 per year, with a variable compensation target of 25% per year. Ms. Larson also received a one-time hiring bonus of $75,000 and on August 15, 2014, in accordance with the terms of her offer letter, Ms. Larson was granted RSUs in the amount of $750,000, which were subject to vesting as to one-fourth of the underlying shares on the one-year anniversary of grant and then quarterly thereafter, subject to Ms. Larson's continued service with Workday on the applicable vesting dates. Ms. Larson's employment is at will and may be terminated at any time, with or without cause. However, Ms. Larson will be entitled to participate in our change in control policy that we have adopted if her employment is terminated without "cause" or she resigns for "good reason" within 12 months following a "change in control." For further information about the change in control policy, see "Potential Payments Upon Termination or Change in Control" below.

Douglas A. Robinson

We entered into an offer letter agreement with Mr. Robinson, our Co-President, on June 3, 2010. Pursuant to the offer letter, Mr. Robinson's initial base salary was established at $160,000 per year, with a variable compensation target of $170,000 per year pursuant to a sales plan target. In addition, on July 29, 2010, in accordance with the terms of his offer letter. Mr. Robinson was granted an option to purchase 25,000 shares of Workday Class A common stock, with an exercise price of $1.00, which vested as to 20% of the underlying shares after 12 months, with the balance vesting in equal quarterly installments thereafter. Mr. Robinson's employment is at will and may be terminated at any time, with or without cause. However, Mr. Robinson will be entitled to participate in our change in control policy that we have adopted if his employment is terminated without "cause" or he resigns for "good reason" within 12 months following a "change in control." For further information about the change in control policy, see "Potential Payments Upon Termination or Change in Control" below.

Richard H. Sauer

We entered into an offer letter agreement with Mr. Sauer, our Chief Legal Officer, Head of Corporate Affairs, and Corporate Secretary, on April 6, 2019. Pursuant to the offer letter, Mr. Sauer's initial base salary was established at $500,000 per year, and he is eligible to participate in a semi-annual discretionary cash bonus plan with a target annual bonus opportunity equal to 50% of his base salary. Mr. Sauer also received a one-time hiring bonus of $250,000 and relocation benefits, each subject to repayment under certain circumstances. In addition, on October 15, 2019, in accordance with the terms of his offer letter, Mr. Sauer was granted RSUs in the amount of $7,000,000, which were subject to vesting as to one-fourth of the underlying shares on the one-year anniversary of grant and then quarterly thereafter, subject to Mr. Sauer's continued service with Workday on the applicable vesting dates. Mr. Sauer's employment is at will and may be terminated at any time, with or without cause. However, Mr. Sauer will be entitled to participate in our change in control policy that we have adopted if his employment is terminated without "cause" or he resigns for "good reason" within 12 months following a "change in control." For further information about the change in control policy, see "Potential Payments Upon Termination or Change in Control" below.

Potential Payments Upon Termination or Change in Control

We maintain a change in control policy applicable to our executive officers and certain other participants. Under the policy, in the event of a qualifying termination (as defined below) of a participant's employment within 12 months following a change in control of Workday, the participant would be entitled to receive severance benefits, subject to the execution of a release agreement and the waiver of any other severance arrangement that would be triggered by a change in control.

Under the policy, upon the occurrence of a qualifying termination, Workday agrees, and will require its successor, to pay to such participant an amount equal to (a) his or her annual base salary in effect immediately prior to the change in control or the qualifying termination, whichever is greater (or two times their annual base salary in the case of our Co-CEOs); (b) his or her annual target bonus (or two times their annual target bonus in the case of our Co-CEOs); and (c) an estimate of the participant's aggregate insurance premiums under COBRA for 12 months (or 24 months in the case of our Co-CEOs), in each case less applicable withholding taxes. In addition, 100% of the shares underlying all unvested equity awards held by such participant immediately prior to such termination will become vested and exercisable in full, excluding any equity awards that vest only upon satisfaction of performance criteria, whose vesting instead will be governed by the award agreement.

Under the policy, a "change in control" occurs upon the acquisition of 50% or more of the total voting power represented by Workday's then-outstanding voting securities by a person other than our founders; the sale of all or substantially all of Workday's assets; or the consummation of a merger or consolidation of Workday with any other corporation, other than a merger or consolidation that results in Workday's voting securities immediately prior thereto continuing to represent at least 50% of the voting power of the surviving entity immediately after such transaction. A "qualifying termination" occurs if a participant is involuntarily terminated for any reason other than for "cause," death, or disability, or if the participant voluntarily resigns for "good reason." Termination for "cause" includes, among other things, gross negligence or misconduct in a participant's performance of their duties; conviction of certain crimes; and a participant's breach of Workday's written policies and procedures or any contract or agreement between the participant and Workday which is, or is reasonably likely to be, materially injurious to Workday's financial condition or reputation. "Good reason" for a voluntary resignation includes, among other things, a material reduction in a participant's base salary or target bonus opportunity, or a material diminution in duties.

The following table sets forth quantitative estimates of the benefits that would have accrued to our NEOs upon a qualifying termination pursuant to our change in control policy, assuming their employment had terminated as of January 31, 2023, the last day of fiscal 2023. Other than for our Co-CEOs, the estimates below reflect 12 months of salary cash severance, annual target bonus, 12 months of COBRA benefit continuation, and 100% equity acceleration. For our Co-CEOs, the estimates below reflect 24 months of salary cash severance, two times annual target bonus, 24 months of COBRA benefit continuation, and 100% equity acceleration (with respect to Mr. Eschenbach, subject to his Employment Agreement, as described below). As of January 31, 2023, Mr. Fernandez was eligible to receive benefits pursuant to our change in control policy for non-Co-CEO executives in his then role as Vice Chair.

Pursuant to company policy, if our NEOs are terminated due to death or permanent disability, all outstanding time-based equity awards will vest upon termination. The quantitative estimates payable to our NEOs upon termination due to death or permanent disability are equal to the amounts disclosed in the "Intrinsic Value of Accelerated Equity Awards" column in the table below.

Name	Severance	Cash Target Bonus	Benefit Continuation	Intrinsic Value of Accelerated Equity Awards RSU and PVU Awards[1]	Total
Aneel Bhusri	$ 130,000	$ —	$ —	$18,224,462	$18,354,462
Carl M. Eschenbach	2,000,000	3,000,000	52,730	66,545,258[2]	71,597,988
Chano Fernandez	579,040[3]	579,040[3]	37,108	34,055,500	35,250,688
Barbara A. Larson	420,000	210,000	26,177	11,646,173	12,302,350
James J. Bozzini	375,000	187,500	26,365	16,383,673	16,972,538
Douglas A. Robinson	375,000	375,000	26,365	16,738,006	17,514,371
Richard H. Sauer	515,000	257,500	26,365	12,107,731	12,906,596

(1) The estimated benefit amount of unvested RSUs was calculated by multiplying the number of unvested RSUs held by the applicable NEO by the closing price of our Class A common stock on January 31, 2023, the last trading day of our fiscal year, which was $181.43.

(2) The value of accelerated vesting for Mr. Eschenbach does not include any of his PVUs since no Price Hurdles were achieved prior to January 31, 2023, and none of the Price Hurdles would be achieved when using the closing price of our Class A common stock on January 31, 2023, the last trading day of our fiscal year, which was $181.43, as the assumed change in control per share value. As a result, the PVU was not eligible for accelerated vesting. Additionally, the value of accelerated vesting does not include the Additional Special RSU as the open stock market purchase requirement had not been satisfied as of January 31, 2023.

(3) Reflects Mr. Fernandez's annual base salary, converted from GBP into U.S. dollars based on the daily spot rate as of January 31, 2023, which was 1.232.

Change in Control and Termination Arrangements for Carl Eschenbach

Mr. Eschenbach participates in our change in control policy, as modified by his Employment Agreement, such that in the event that Mr. Eschenbach's employment is terminated without Cause (as defined in his Employment Agreement) or he resigns for Good Reason (as defined in our change in control policy) within 12 months of a Change in Control, and Mr. Eschenbach delivers a release of claims in favor of Workday, he will be entitled to receive: (i) 24 months of his base salary; (ii) two times his annual target bonus; (iii) full acceleration of all then-outstanding equity incentive awards, provided that the PVU award will accelerate only to the extent that any previously unachieved Price Hurdles are achieved based on the price per share paid in such Change in Control, and provided that the Additional Special RSU will accelerate only if the open stock purchase requirement has been satisfied; and (iv) a cash payment in an amount equal to an estimate of the aggregate premiums for continuation COBRA coverage for 24 months. In addition, in the event of the termination of Mr. Eschenbach's employment in connection with a Change in Control such that he becomes entitled to the acceleration benefits described above, then if requested by Workday, he will enter into a non-competition agreement of reasonable scope and duration upon the closing of a Change in Control, as a condition to the receipt of such benefits.

In addition, if Mr. Eschenbach's employment is terminated without Cause (as defined in his Employment Agreement) within two years following his start date, other than in connection with a Change in Control (as defined in our change in control policy), and Mr. Eschenbach delivers a release of claims in favor of Workday, he will be entitled to receive: (i) 12 months of his base salary; (ii) a cash incentive plan payout equal to 150% of his base salary; and (iii) accelerated vesting of such number of shares subject to each of the New Hire RSU, the PVU award (provided that the PVU award will accelerate only to the extent an applicable Price Hurdle has previously been achieved or is eligible to be, and is, achieved as of the date of his termination), the Special RSU, the Additional Special RSU (if the open market stock purchase requirement has been satisfied), and any future annual RSUs, if any, that would have vested in the 12 months following such termination. The following table sets forth quantitative estimates of the benefits that would have accrued to Mr. Eschenbach upon a termination without Cause (as defined in his Employment Agreement) within two years following his start date and not in connection with a Change of Control, assuming his employment had terminated as of January 31, 2023, the last day of fiscal 2023.

Name	Severance	Cash Target Bonus	Intrinsic Value of Accelerated Equity Awards RSU and PVU Awards[1]	Total
Carl M. Eschenbach	$1,000,000	$1,500,000	$25,226,753[2]	$27,726,753

(1) The estimated benefit amount of unvested RSUs was calculated by multiplying the number of unvested RSUs held by Mr. Eschenbach by the closing price of our Class A common stock on January 31, 2023, the last trading day of our fiscal year, which was $181.43.

(2) The value of accelerated vesting does not include any of the PVUs since no Price Hurdles were achieved prior to January 31, 2023, as determined pursuant to the terms of his Employment Agreement with respect to a termination without Cause. As a result, the PVU was not eligible for accelerated vesting. Additionally, the value of accelerated vesting does not include the Additional Special RSU as the open stock market purchase requirement had not been satisfied as of January 31, 2023.

Indemnification Arrangements

Our Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

- any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation and our Bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the Delaware General Corporation Law. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our key employees, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys' fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. The term "proxy materials" includes this Proxy Statement and our Annual Report on Form 10-K for fiscal 2023.

How does the Board of Directors recommend I vote on these proposals?



Proposal 1

FOR each nominee

The election to our Board of Directors of the following four nominees to serve as Class II directors until the 2026 Annual Meeting of Stockholders: Christa Davies, Wayne A.I. Frederick, M.D., Mark J. Hawkins, and George J. Still, Jr.



Proposal 2

FOR

A proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024



Proposal 3

FOR

A proposal to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement



Proposal 4

AGAINST

A stockholder proposal entitled "Fair Elections" regarding amendment of our Bylaws

Why are you holding a virtual meeting and how can stockholders attend?

We believe hosting our Annual Meeting virtually helps to reduce costs, expand access, and enable improved communication. Stockholders are able to attend our Annual Meeting, vote, and ask questions online from around the world. To participate in our virtual Annual Meeting, visit www.virtualshareholdermeeting.com/WDAY2023 and input the 16-digit control number included in the Internet Notice, your proxy card, or the voting instruction form sent by your broker.

Who is entitled to vote?

Holders of our common stock as of the close of business on April 25, 2023, which our Board of Directors established as the Record Date, may vote at the Annual Meeting. As of the Record Date, there were 205,775,286 shares of Class A common stock outstanding and 54,632,130 shares of Class B common stock outstanding. In deciding all matters at the Annual Meeting, each holder of Workday Class A common stock is entitled to one vote for each share held as of the close of business on the Record Date, and each holder of Workday Class B common stock is entitled to 10 votes for each share held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors

How do I vote?

There are four ways for stockholders of record to vote, depending on whether you received only the Internet Notice or a printed copy of the proxy materials. In all cases, a 16-digit control number is required to vote. The control number will be included in the Internet Notice, on your proxy card, or on the voting instruction form received from your broker, bank, or other nominee.

- **Online Prior to the Annual Meeting.** Please visit www.proxyvote.com, available 24 hours a day, seven days a week, until 11:59 p.m. EDT on June 21, 2023, and enter your control number to submit your proxy.

- **Online During the Annual Meeting.** To vote on June 22, 2023 at the Annual Meeting, please visit www.virtualshareholdermeeting.com/WDAY2023 and enter your control number to submit your proxy. The live audio webcast will begin promptly at 9:00 a.m. PDT. Online access will open approximately 15 minutes prior to the start of the meeting to allow time for you to log in and test your system. If you experience technical difficulties, please call the help number listed on the virtual stockholder meeting website for assistance.

- **Phone.** If you received a copy of the proxy materials, you may vote by calling 1-800-690-6903 toll-free, available 24 hours a day, seven days a week, until 11:59 p.m. EDT on June 21, 2023, and entering your control number to submit your proxy.

- **Mail.** If you received a proxy card or voting instruction form, you may submit your proxy by completing and mailing it to the specified address. Your proxy card or voting instruction form must be received prior to the Annual Meeting.

Even if you plan on attending the virtual Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the meeting.

Can I change my vote?

You can revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting, in which case only your latest, validly-executed proxy that you submit will be counted. To change your vote or revoke your proxy, you must do one of the following:

- enter a new vote online or by telephone pursuant to the above instructions;

- return a later-dated proxy card or voting instruction form so that it is received prior to the Annual Meeting;

- notify the Corporate Secretary of Workday, in writing, c/o Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California, 94588, Attn: Corporate Secretary; or

- vote online during the virtual Annual Meeting pursuant to the above instructions.

Who is Workday's transfer agent?

Workday's transfer agent is American Stock Transfer & Trust Company ("AST"). You may email AST at help@astfinancial.com or you may call AST at 718-921-8124 Monday through Friday between 5:00 a.m. to 5:00 p.m. PDT. Materials may be mailed to AST at:

Workday Shareholder Services
c/o American Stock Transfer
6201 15th Avenue
Brooklyn, NY 11219

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board of Directors. The persons named in the proxy have been designated as proxies by our Board. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described above. If any matters not described in the Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares at the adjourned meeting date as well, unless you have properly revoked your proxy instructions, as described above.

What is a quorum?

The presence of a majority of the aggregate voting power of the issued and outstanding shares of stock entitled to vote at the meeting will constitute a quorum at the meeting. Your shares will be counted as present at the meeting if you attend and vote online during the virtual Annual Meeting or if you have properly submitted a proxy. Except as otherwise expressly provided by the Certificate of Incorporation or by law, the holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote. Each holder of Class A common stock will have the right to one vote per share of Class A common stock and each holder of Class B common stock will have the right to 10 votes per share of Class B common stock. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted, referred to as an abstention, with respect to a particular matter. In addition, a broker may not be permitted to vote stock (broker non-vote) held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. The shares subject to a proxy that are not being voted on a particular matter because of broker non-votes will count for purposes of determining the presence of a quorum. Abstentions are voted neither "for" nor "against" a matter but are also counted in the determination of a quorum.

How many votes are needed for approval of each matter?

- **Proposal No. 1:** The election of each nominee to the Board of Directors requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against a nominee.

- **Proposal No. 2:** The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 3:** The advisory vote regarding approval of our named executive officers' compensation requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

- **Proposal No. 4:** The approval of the stockholder proposal regarding amendment of our Bylaws requires the affirmative vote of a majority of the votes properly cast by the holders of shares present or represented by proxy at the Annual Meeting. Neither abstentions nor broker non-votes will be counted as votes cast for or against this proposal.

Because Proposal No. 3 is an advisory vote, the results will not be binding on Workday's Board or Workday. The Compensation Committee and the Board will consider the outcome of the proposal when establishing or modifying the compensation of our named executive officers.

How are proxies solicited for the Annual Meeting?

The Board of Directors is soliciting proxies for use at the Annual Meeting. We have engaged D.F. King & Co., Inc., a proxy solicitation firm, for assistance in connection with the Annual Meeting at a cost of approximately $12,500, plus reasonable out-of-pocket expenses. All expenses associated with this solicitation will be borne by Workday. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokers and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole routine matter — the proposal to ratify the appointment of Ernst & Young LLP. Your broker will not have discretion to vote on Proposals No. 1, 3, or 4 absent direction from you, as they are considered "non-routine" matters.

Why did I receive a notice regarding the availability of proxy materials electronically instead of a full set of proxy materials?

In accordance with SEC rules, we have elected to furnish our proxy materials, including this Proxy Statement and our fiscal 2023 Annual Report to Stockholders, primarily online. Beginning on or about May 10, 2023, the Internet Notice is being mailed to our stockholders, which contains notice of the Annual Meeting and instructions on how to access our proxy materials online, how to vote online, and how to request a paper or email copy of the proxy materials. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Internet Notice. We encourage stockholders to take advantage of the availability of the proxy materials online to help reduce both the impact on the environment and the administrative costs of our annual meetings.

What does it mean if multiple members of my household are stockholders, but we only received one Internet Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single notice or set of proxy materials addressed to those stockholders, unless an affected stockholder has provided contrary instructions. This practice, known as "householding," helps to reduce our printing and postage costs, reduces the amount of mail you receive, and helps to preserve the environment.

Once you have elected householding of your communications, householding will continue until you are notified otherwise or until you revoke your consent, which may be done at any time by contacting your bank or broker, or, if you are a registered holder, by contacting American Stock Transfer & Trust Company by calling 718-921-8124 or writing to Workday Shareholder Services, c/o American Stock Transfer, 6201 15th Avenue, Brooklyn, NY 11219. Additionally, upon request, we will promptly deliver a separate copy of the proxy materials to any stockholder at a shared address to which a single copy was delivered. To receive a separate copy of the proxy materials, you may reach our Investor Relations department by writing to Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, CA 94588, via email at IR@workday.com, or by calling 925-379-6000.

Any stockholders who share the same address and currently receive multiple copies of the Internet Notice or proxy materials who wish to receive only one copy in the future can contact Workday's Investor Relations department, their bank, broker, or, if a registered holder, American Stock Transfer & Trust Company, to request information about householding.

ADDITIONAL INFORMATION

Stockholder Proposals for 2024 Annual Meeting

Any stockholder who wishes to submit a proposal for inclusion in our proxy materials must comply with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in our proxy materials relating to our 2024 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and we must receive such proposals no later than January 10, 2024. Such proposals must be delivered to the Corporate Secretary of Workday at the address listed on the front page.

Proposals of stockholders that are not eligible for inclusion in the Proxy Statement and proxy for our 2024 Annual Meeting of Stockholders, or that concern one or more nominations for directors at the meeting, must comply with the procedures, including minimum notice provisions and Rule 14a-19, contained in our Bylaws. Notice must be received by the Corporate Secretary of Workday at the address listed on the front page, no earlier than March 9, 2024, and no later than April 8, 2024.

However, if the date of our 2024 Annual Meeting of Stockholders is advanced by more than 30 days prior to, or delayed by more than 60 days after, the one-year anniversary of the date of the previous year's annual meeting, then for notice to the stockholder to be timely, it must be so received by the Corporate Secretary at the address listed on the front page not earlier than the close of business on the 105th day prior to such annual meeting and not later than the close of business on the later of (1) the 75th day prior to such annual meeting, or (2) the 10th day following the day on which public announcement of the date of such annual meeting is first made.

A copy of the pertinent provisions of the Bylaws is available upon request to the Corporate Secretary of Workday at the address listed on the front page.

Solicitation of Proxies

We will bear the expense of preparing, printing, and distributing proxy materials to our stockholders. In addition to solicitations by mail, there may be incidental personal solicitation at nominal cost by directors, officers, employees, or our agents. We will also reimburse brokerage firms and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock for which they are record holders.

Fiscal 2023 Annual Report

A copy of our Fiscal 2023 Annual Report, which includes our Annual Report on Form 10-K for the fiscal year ended January 31, 2023, and our 2023 Proxy Statement, each as filed with the SEC, is available, without charge, by mailing a request to Investor Relations, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588. The Annual Report on Form 10-K and Proxy Statement are also available at the web address shown on the Notice of Annual Meeting of Stockholders and under the "Investor Relations" section on our website at: www.workday.com/sec-filings. We encourage stockholders to take advantage of the availability of these materials online to help reduce both the impact on the environment and the administrative costs of our annual meetings.

OTHER MATTERS

We know of no other matters that are likely to be brought before the meeting. If, however, other matters that are not now known or determined come before the meeting, the persons named in the enclosed proxy or their substitutes will vote such proxy in accordance with their discretion.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2023
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission File Number 001-35680

WORKDAY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-2480422**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

6110 Stoneridge Mall Road
Pleasanton, California 94588
(Address of principal executive offices, including zip code)

(925) 951-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001	**WDAY**	**The Nasdaq Stock Market LLC**
		(Nasdaq Global Select Market)

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 ("Securities Act").   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act").   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting stock of the registrant as of July 29, 2022 (based on a closing price of $155.10 per share) held by non-affiliates was approximately $31.0 billion. As of February 23, 2023, there were approximately 204 million shares of the registrant's Class A common stock, net of treasury stock, and 55 million shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2023 Annual Meeting of Stockholders ("Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended January 31, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

As used in this report, the terms "Workday," "registrant," "we," "us," and "our" mean Workday, Inc. and its subsidiaries unless the context indicates otherwise.

Our fiscal year ends on January 31. References to fiscal 2023, for example, refer to the year ended January 31, 2023.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, which are subject to safe harbor protection under the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements regarding our future financial condition and operating results, business strategy and plans, and objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "seek," "plan," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations, beliefs, and projections about future events, conditions, and trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, assumptions, and changes in circumstances that are difficult to predict and many of which are outside of our control, including those arising from the impact of recent macroeconomic events, inflation, and the coronavirus ("COVID-19") pandemic, as well as those described in the "Risk Factors" section, which we encourage you to read carefully. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

In light of these risks, uncertainties, assumptions, and potential changes in circumstances, the future events, conditions, and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied by the forward-looking statements. Accordingly, you should not rely upon any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activities, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations, except as required by applicable law. If we do update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

ITEM 1. BUSINESS

Overview

Workday is a leading provider of enterprise cloud applications for finance and human resources, helping customers adapt and thrive in a changing world. Workday provides more than 10,000 organizations with software-as-a-service solutions to help solve some of today's most complex business challenges, including supporting and empowering their workforce, managing their finances and spend in an ever-changing environment, and planning for the unexpected.

Our purpose is to inspire a brighter work day for all. We strive to make the world of work and business better, and hope to empower customers to do the same through an innovative suite of solutions adopted by thousands of organizations around the world and across industries – from medium-sized businesses to more than 50% of the *Fortune* 500. Central to our purpose is a set of core values – with our employees as number one – followed by customer service, innovation, integrity, fun, and profitability. We believe that having happy employees leads to happy customers, and we are committed to helping our customers drive their digital transformations in this increasingly dynamic business environment.

As organizations adapt to changing conditions, we believe the need for an intuitive, scalable, and secure platform that ties finance, people, suppliers, and plans together in one version of truth is more important than ever. Workday provides organizations with a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations. Workday embeds artificial intelligence ("AI") and machine learning ("ML") into the very core of our platform, enabling our applications to natively leverage AI and ML as part of the workflow. As a result, our AI and ML technology helps deliver better employee experiences, improve operational efficiencies, and provide insights for faster, data-driven decision-making. To support this, Workday delivers weekly product updates in addition to major feature releases twice a year. Through this model, Workday customers are able to stay current as one Workday community all on the same version of software that features a unified data and security model and rich user experience. We sell our solutions worldwide primarily through direct sales. We also offer professional services, as do our Workday Services Partners, to help customers deploy our solutions and continually adopt new capabilities.

In fiscal 2023, we announced a new Industry Accelerator program that combines Workday partners, solutions, and services to help speed cloud transformation efforts initially targeted at banking, healthcare, insurance, and technology companies. With these initiatives, we expect that Workday customers will benefit from a robust ecosystem, helping deliver additional innovation and solutions.

To grow our unified suite of Workday applications, we primarily invest in research and development, but we also selectively acquire companies that are consistent with our design principles, existing product set, corporate strategy, and company culture. We engage in acquisitions to augment our suite of applications, such as Peakon ApS ("Peakon"), a continuous listening platform that captures real-time employee sentiment; Zimit, a configure, price, quote ("CPQ") solution built for services industries; and VNDLY, a cloud-based external workforce and vendor management technology.

Our Capabilities

Workday's suite of enterprise cloud applications addresses the evolving needs of the chief financial officer ("CFO"), chief human resources officer ("CHRO"), and chief information officer ("CIO") across various industries. Workday applications for Financial Management, Spend Management, Human Capital Management ("HCM"), Planning, and Analytics and Benchmarking can also be extended to other applications and environments through the Workday Cloud Platform.

Financial Management: Solutions for the Office of the CFO

In the changing world of finance, Workday helps finance leaders accelerate their journeys towards becoming a truly digital finance operation by giving them the tools they need to manage the strategic direction of their organizations while also supporting growth, profitability, and compliance and regulatory requirements. Workday's suite of financial management applications, built on a foundation with AI and ML at the core, helps enable CFOs to maintain accounting information in the general ledger; manage core financial processes such as payables and receivables; identify real-time financial, operational, and management insights; improve financial consolidation; reduce time-to-close; promote internal control and auditability; and achieve consistency across global finance operations.

Spend Management: Solutions for the Office of the CFO

As businesses adapt to changing conditions, Workday provides procurement professionals with tools to support them through the source-to-contract process, such as a user experience designed for ease and collaboration. Workday offers a set of cloud spend management solutions that help organizations streamline supplier selection and contracts, manage indirect spend, and build and execute sourcing events, such as requests for proposals.

Human Capital Management: Solutions for the Office of the CHRO

In the changing world of human resources ("HR"), Workday helps organizations identify and respond to rapidly changing conditions, whether they stem from shifting talent needs or a renewed focus on belonging and diversity. Workday's suite of HCM applications allows organizations to manage the entire employee lifecycle – from recruitment to retirement – enabling HR teams to hire, onboard, pay, develop and reskill, and provide meaningful employee experiences that are personalized and helpful, based on listening to the diverse needs of today's workforce. For example, our skills technology, built on an AI and ML foundation, helps organizations make the important shift to a skills-first approach, helping them prepare today for the jobs of tomorrow.

Planning: Solutions for the Offices of the CFO and CHRO

In today's dynamic business environment, businesses are continuously planning to model various scenarios and preparing to quickly respond to change. Workday provides an active planning process that can model across finance, workforce, sales, and operational data, helping organizations make more informed decisions and respond quickly to changing situations. Workday leverages AI and ML to assist in creating forecasts that incorporate historical and third-party data, like economic data and labor statistics. When combined with Workday's financial management and HCM solutions, organizations are able to leverage real-time transactional data to dynamically adjust and recalibrate their plans.

Analytics and Benchmarking and Workday Cloud Platform: Solutions for the Offices of the CIO, CFO, and CHRO

In the changing world of work, Workday helps leaders make sense of the vast amount of data they collect enterprise-wide. For example, information technology ("IT") leaders are navigating the complexities of supporting employees in new environments, which requires them to deploy an adaptable, secure architecture to help ensure global continuity and productivity while remaining agile. Workday provides applications for analytics and reporting, including augmented analytics to surface insights to the line of business in simple-to-understand stories, machine learning to drive efficiency and automation, and benchmarks to compare performance against other organizations. In addition, Workday enables the development of extension applications and integration tooling that can accommodate our customers' unique ways of doing business.

Industries: Solutions for the Offices of the CIO, CFO, and CHRO

Workday offers businesses flexible solutions to help them adapt to their industry-specific needs and respond to change. Workday's applications serve industries such as healthcare, higher education, and professional services. For example, Workday provides supply chain and inventory solutions to healthcare organizations, allowing them to purchase, stock, track, and replenish their inventory to help support patient care. In addition, higher education institutions can deploy Workday's solutions to manage the end-to-end student and faculty lifecycle. Moreover, with Workday's solutions, professional services organizations can optimize and manage their client-facing projects.

Product Development

At Workday, innovation is a core value. Our culture encourages out-of-the-box thinking and creativity, which enables us to create applications designed to change the way people work. We invest a significant percentage of our resources in product development and are committed to rapidly building and/or acquiring new applications and solutions. Our product development organization is responsible for product design, development, testing, and certification. We focus our efforts on developing new applications and core technologies, as well as further enhancing the usability, functionality, reliability, security, performance, and flexibility of existing applications.

Human Capital

Workday was founded with the idea of putting people at the center of enterprise software, which is why employees are our number one core value. As of January 31, 2023, our global workforce consisted of approximately 17,700 employees in 32 countries. We consider our relations with our employees to be very good. Our Chief People Officer, in partnership with our Chief Diversity Officer, is responsible for developing and executing Workday's human capital strategy, including programs focused on total rewards; belonging and diversity; and employee development, engagement, and wellbeing. Our Chief People Officer and Co-CEOs regularly update our Board of Directors and Compensation Committee on human capital matters and seek their input on subjects such as succession planning, executive compensation, and our company-wide equity programs.

Total Rewards

Our compensation philosophy is designed to establish and maintain a fair and flexible compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives, create long-term value for our stockholders, grow our business, and assist in the achievement of our strategic goals. We believe that providing employees with competitive pay, ownership in the company, and a wide range of benefits is fundamental to employees feeling valued, motivated, and recognized for their contributions. Equity ownership is a key element of our compensation program, allowing employees to share in Workday's successes and aligning the interests of our employees with our stockholders. Additionally, our total rewards package includes a cash bonus program, an employee stock purchase plan, healthcare and retirement benefits, paid time off, family leave, and other wellness programs. We also offer specialized benefits such as a holistic global mental and emotional health program, onsite and virtual healthcare resources, and support for fertility options and new parents, as well as reimbursement of adoption costs.

Our Commitment to Pay Parity

We believe that all employees deserve to be paid fairly and equitably and be afforded an equal chance to succeed. We have a market-based pay structure that compares our roles to those of our peers in each region. This process helps ensure we pay according to the market value of the jobs we offer. We also have processes in place to make pay decisions based on internally consistent and fair criteria. Each year, we conduct a company-wide pay equity analysis to help ensure pay equity between men and women as well as a US-based analysis with respect to employees of different ethnicities. If we identify differences in pay, we research those differences and, if appropriate, take action (including making adjustments to employees' pay, when appropriate).

Belonging and Diversity

We strive to be a workplace where all employees are valued for their unique perspectives and where we all collectively contribute to Workday's success and innovation. Belonging and Diversity ("B&D") helps us cultivate an equitable and inclusive environment for all. Whether it's through creating resources and initiatives that enable and strengthen our culture, building inclusive products and technology, or hiring and developing diverse talent, our vision is to Value Inclusion, Belonging, and Equity ("VIBE") for all.

We have made significant progress towards our ongoing company commitments to B&D. To track progress and plan for the future, we use internally developed products to bring diversity- and inclusion-related data into one centralized location and set our B&D strategy. Through these products, we can assess, measure, benchmark, and manage diversity and inclusion as well as empower our leaders to create B&D plans and measure performance and outcomes across areas such as hiring, development, and employee experience. Looking at our diversity data, we continue to make strides in our representation. To continue to improve employee representation, in 2020, we declared a set of company commitments to increase our overall representation of Black and Latinx employees in the U.S. by 30% and to double the number of our Black and Latinx leaders in the U.S. by the end of calendar year 2023. We have successfully surpassed our overall representation goal and as of January 31, 2023, we are at 86% of our goal to double the number of Black and Latinx leaders in the U.S. As of January 31, 2023, women represented 42% of our global employees and 37% of our leadership positions globally, and underrepresented minorities (defined as those who identify as Alaskan native, American Indian, Black, Latinx, Native Hawaiian, Other Pacific Islander, and/or two or more races) represented 14% of our U.S. employees and 10% of our leadership positions in the U.S.

We believe that talent is everywhere, but opportunity is not. Skills, education, and experience are gained in a variety of ways that are often not recognized in the traditional recruiting process. Talent acquisition at Workday ensures there is intentionality about weaving VIBE throughout our hiring practices to ensure an inclusive and equitable experience for all. We also invest in leading workforce development organizations who provide direct training and employment opportunities for candidates facing barriers to employment through our Opportunity Onramps programs.

Learning and Development

Our employees tell us they are most engaged when they are continuously being exposed to new things, empowered to build new skills, and able to make an impact. Our employees have instant access to training via several industry-leading learning platforms, which provide our global workforce with convenient, timely access to content from subject matter experts. We offer a number of educational resources, development opportunities, and a support community to guide employees throughout their Workday careers. For example, we developed Career Hub which helps our employees share skills and interests and receive relevant connections, curated learning content, and recommended jobs to help them on their career journeys. Using machine learning, Career Hub provides workers with suggestions to grow their skills and capabilities and encourages them to build a plan as they explore opportunities for continued career development.

Additionally, to foster a strong culture of compliance and ethics, we conduct annual compliance and ethics training of our Code of Conduct for all employees. In fiscal 2023, we had a 100% completion rate for our annual Code of Conduct training.

Communication and Engagement

Our culture and how we treat people are paramount at Workday, and we believe that being transparent and facilitating information sharing are key to our success. Workday leverages multiple communication channels to engage and inform employees, including company meetings, town halls, internal websites, and social collaboration tools. We also use Workday Peakon Employee Voice to collect feedback in real time from our employees and turn that feedback into dialog and action. Since we introduced Workday Peakon Employee Voice in fiscal 2022, we have had an average weekly participation rate of approximately 70% across our global employees, which reflects strong continuous participation by our employees. We receive data points from these surveys that help us identify actions to take to improve our company and our culture.

Buoyed by the opportunities offered by our own technology, our talent philosophy puts employees at the center of their own career and performance journey. A fundamental tenet of this approach is the belief that we should provide employees with the tools and framework to enable their careers, putting them in the driver's seat. Our talent philosophy is centered on five factors that fuel employee success: enable contribution, grow capabilities, empower career, deepen connections, and align compensation and recognition.

Our talent and performance dashboard includes a summary of an employee's five factors and provides a snapshot view of performance-related tasks, with a visual summary of goals, feedback, and growth opportunities. Employees can take action to update their contributions, capabilities, career, and connections using the quick links provided in the dashboard.

Health, Safety, and Wellbeing

At Workday, we take a holistic approach to our employees' wellbeing and have created wellbeing programs that focus on four core pillars: happiness, health, movement, and nutrition. These programs go beyond traditional medical benefits and wellness offerings and allow employees to focus on their chosen wellness goals as well as their mental health.

In fiscal 2023, we transitioned to a hybrid work model to provide flexibility for our employees to work from home, while still bringing people together to foster collaboration and innovation. We offer new remote-based employees a $300 equipment stipend to enable them to have a comfortable work-from-home environment. To help keep health and mental wellness top of mind, we offer a series of programs and communications focused on mental health. These included tools and resources related to sleep, healthy eating, and mindfulness, as well as enhancements to our Employee Assistance Program to, among other things, facilitate access to mental health services.

Our Global Workplace Safety team supports the traditional corporate areas of employee health and safety and physical security for Workday on a global scale. From the workplace to work-related travel, we strive to keep our employees safe with programs including safety awareness training, emergency response protocols, and our ergonomics and life safety team programs.

Giving and Doing

In support of our efforts to give back to the communities where we live and work, our employees donate time and expertise as mentors and volunteers to help close the skills gap. On top of our strategic, company-led social impact and employee volunteerism efforts, we also believe that giving back is even more rewarding when people get to make an impact through their favorite causes. We encourage and support employee giving and volunteering through programs such as our charitable donation matching gift program, our paid time off benefit for employees to volunteer and give back to their communities, and our team volunteer experience, where employee teams of five or more can volunteer with a charity partner of their choice and receive grants of up to $5,000.

Customers

We primarily sell to medium-sized and large, global organizations that span numerous industry categories, including professional and business services, financial services, healthcare, education, government, technology, media, retail, and hospitality.

We have built a company culture centered around customer success and satisfaction. As part of their subscription, customers are provided support services and tools to enhance their experience with Workday applications. This includes 24/7 support; training; a Customer Success Management group to assist customers in production; and Workday Community, an online portal where customers can collaborate and share knowledge and best practices. Additionally, we offer extensive customer training opportunities and a professional services ecosystem of experienced Workday consultants and system integrators to help customers not only achieve a timely adoption of Workday but continue to get value out of our applications over the life of their subscription.

Sales and Marketing

We sell our subscription contracts and related services globally, primarily through our direct sales organization, which consists of field sales and field sales support personnel. The Workday Field Sales team is aligned by geography, industry, and/or prospect size. We generate customer leads, accelerate sales opportunities, and build brand awareness through our marketing programs and strategic relationships. Our marketing programs largely target senior business leaders, including CFOs, CHROs, and CIOs. Our sales strategy also focuses on growing our relationships with our existing customers to expand the adoption of our suite of solutions over time.

As a core part of our sales and marketing strategy, we have developed a global ecosystem of partners to both broaden and complement our application offerings and to provide services that are outside of our area of focus. These relationships include software and technology partners, consulting and deployment service providers, business process outsourcing partners, and software partners of Workday Ventures, our strategic investment arm, who all help enable Workday to address the challenges our customers face while focusing on executing against our strategy.

Seasonality

We have experienced seasonality in terms of when we enter into customer agreements for our services. Historically, we have signed a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter of each fiscal year due to large enterprise account buying patterns. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Competition

The overall market for enterprise application software is rapidly evolving, highly competitive, and subject to changing technology, shifting customer needs, and frequent introductions of new products. We currently compete with large, well-established, enterprise application software vendors, such as Oracle Corporation ("Oracle") and SAP SE ("SAP"). We also face competition from other enterprise software vendors, from regional competitors that only operate in certain geographic markets, and from vendors of specific applications that address only one or a portion of our applications, some of which offer cloud-based solutions. These vendors include UKG Inc.; Automatic Data Processing, Inc.; Infor, Inc.; Ceridian HCM Holding Inc.; Microsoft Corporation; Anaplan, Inc.; and Coupa Software Inc.

In addition, other cloud companies that provide services in different markets may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. However, the domain and industry expertise that is required for a successful solution in the areas of financial management, HCM, and analytics may inhibit new entrants that are unable to invest the necessary capital to accurately address global requirements and regulations. We expect continued consolidation in our industry that could lead to significantly increased competition.

We believe the principal competitive factors in our markets include:

- level of customer satisfaction and quality of customer references;
- speed to deploy and ease of use;
- breadth and depth of application functionality;
- total cost of ownership;
- brand awareness and reputation;
- adaptive technology platform;
- capability for configuration, integration, security, scalability, and reliability of applications;
- operational excellence to ensure system availability, scalability, and performance;
- ability to innovate and rapidly respond to customer needs;
- domain and industry expertise in applicable laws and regulations;
- size of customer base and level of user adoption;
- customer confidence in financial stability and future viability; and
- ability to integrate with legacy enterprise infrastructure and third-party applications.

We believe that we compete favorably based on these factors. Our ability to remain competitive will largely depend on our ongoing performance in product development and customer support.

For more information regarding the competitive risks we face, see "Risk Factors" included in Part I, Item 1A of this report.

Intellectual Property

We rely on a combination of trade secrets, patents, copyrights, and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. We require our employees, contractors, consultants, suppliers, and other third parties to enter into confidentiality and proprietary rights agreements, and we control access to software, documentation, and other proprietary information. Although we rely on intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual protections and controls to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel; creation of new products, features, and functionality; and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

Governmental Regulation

As a public company with global operations, we are subject to various federal, state, local, and foreign laws and regulations. These laws and regulations, which may differ among jurisdictions, include, among others, those related to financial and other disclosures, accounting standards, privacy and data protection, intellectual property, AI ethics and machine learning, corporate governance, tax, government contracting, trade, antitrust, employment, immigration and travel, import/export, and anti-corruption. The costs to comply with these governmental regulations are not material to the understanding of our business. For a further discussion of the risks associated with government regulations that may materially impact us, see "Risk Factors" included in Part I, Item 1A of this report.

Corporate Information

We were incorporated in March 2005 in Nevada, and in June 2012, we reincorporated in Delaware. Our principal executive offices are located at 6110 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (877) WORKDAY. Our website address is www.workday.com. The information on, or that can be accessed through, our website is not part of this report. Workday, the Workday logo, VIBE, Peakon, Zimit, VNDLY, and Opportunity Onramps are trademarks of Workday, Inc., which may be registered in the United States and elsewhere. Other trademarks, service marks, or trade names appearing in this report are the property of their respective owners.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission ("SEC"), and all amendments to these filings, can be obtained free of charge from our website at www.workday.com/sec-filings. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Workday also uses its blogs.workday.com website as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Information contained on or accessible through any website reference herein is not part of, or incorporated by reference in, this Form 10-K, and the inclusion of such website addresses is as inactive textual references only.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that materially and adversely affect our business. If any of the following risks actually occurs, our business operations, financial condition, operating results, and prospects could be materially and adversely affected. The market price of our securities could decline due to the materialization of these or any other risks, and you could lose part or all of your investment.

Summary of Risk Factors

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read these together with the more detailed discussion of risks set forth following this section, as well as elsewhere in this Annual Report on Form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional risks beyond those summarized below, or discussed elsewhere in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may apply to our activities or operations as currently conducted or as we may conduct them in the future, or to the markets in which we currently operate or may in the future operate. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

- any compromise of our information technology systems or the security measures of our service partners, or the unauthorized access of customer or user data;
- our ability to properly manage our technical operations infrastructure, including our data centers and computing infrastructure operated by third parties, or the impact of service outages or delays in the deployment of our applications, or the failure of our applications to perform properly;
- privacy concerns and evolving domestic or foreign laws and regulations;
- the impact of continuing global economic and geopolitical volatility, inflation, rising interest rates, and the measures we may take in response to such events;
- any loss of key employees or the inability to attract, train, and retain highly skilled employees;
- our ability to compete effectively in the intensely competitive markets in which we participate;
- exposure to risks inherent to sales to customers outside the United States or with international operations;
- any dissatisfaction of our users with the deployment, training, and support services provided by us and our partners;
- the fluctuation of our quarterly results;
- our ability to realize a return on our current development efforts or offer new features, enhancements, and modifications to our products and services, and our ability to realize a return on the investments we have made toward entering new markets and new lines of business;
- delays in the reflection of downturns or upturns in new sales in our operating results associated with long sales cycles;
- our ability to predict the rate of customer subscription renewals or adoptions;
- our ability to establish or maintain our strategic relationships with third parties, or any failure to successfully integrate our applications with third-party technologies;
- a failure to manage our growth effectively;
- our ability to realize the expected business or financial benefits of company, employee, or technology acquisitions;
- our history of cumulative losses;
- any failure to protect our intellectual property rights domestically and internationally;
- lawsuits against us by third parties for alleged infringement of their proprietary rights or in connection with our use of open source software;
- risks related to government contracts and related procurement regulations;
- any adverse litigation results;
- the limited ability of non-affiliates to influence corporate matters due to the dual class structure of our common stock;
- our substantial indebtedness;
- the limited ability of third parties to seek a merger, tender offer, or proxy contest due to Delaware law and provisions in our organizational documents; and

- the limited ability of a stockholder to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees due to the exclusive forum provision in our organizational documents.

Risks Related to Our Business and Industry

If we fail to properly manage our technical operations infrastructure, experience service outages, undergo delays in the deployment of our applications, or our applications fail to perform properly, we may be subject to liabilities and our reputation and operating results may be adversely affected.

We have experienced significant growth in the number of users, transactions, and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers and users, as well as our own needs, and to ensure that our services and solutions are accessible within an acceptable load time. If we do not accurately predict our infrastructure requirements, we may experience service outages. Furthermore, if our operations infrastructure fails to scale, we may experience delays in providing service as we seek to obtain additional capacity, and no assurance can be made that we will be able to secure such additional capacity on the same or similar terms as we currently have, which could result in a significant increase in our operating costs. Moreover, any failure to scale and secure additional capacity could result in delays in new feature rollouts, reduce the demand for our applications, result in customer and end user dissatisfaction, and adversely affect our business and operating results.

We have experienced, and may in the future experience, defects, system disruptions, outages, and other performance problems, including the failure of our applications to perform properly. These problems may be caused by a variety of factors, including infrastructure and software or code changes, vendor issues, software and system defects, human error, viruses, worms, security attacks (internal and external), fraud, spikes in customer usage, and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Because of the large amount of data that we collect and process in our systems, it is possible that these issues could result in significant disruption, data loss or corruption, or cause the data to be incomplete or contain inaccuracies that our customers and other users regard as significant. Additionally, such issues have, and may in the future, result in vulnerabilities that could inadvertently result in unauthorized access to data. Furthermore, the availability or performance of our applications could also be adversely affected by our customers' and other users' inability to access the internet. For example, our customers and other users access our applications through their internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our customers' and other users' access to our applications, which could adversely affect their perception of our applications' reliability and our revenues. In addition, certain countries have implemented or may implement legislative and technological actions that either do or can effectively regulate access to the internet, including the ability of internet service providers to limit access to specific websites or content. Other countries have attempted or are attempting to change or limit the legal protections available to businesses that depend on the internet for the delivery of their services.

Our customer agreements typically provide for monthly service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our applications as a result of the foregoing or otherwise, we may be contractually obligated to issue service credits or refunds to customers for prepaid and unused subscription services, our customers may make warranty or other claims against us, or we could face contract terminations, which would adversely affect our attrition rates. Any extended service outages could result in customer losses and adversely affect our reputation, business, and operating results.

Furthermore, our financial management application is essential to our and our customers' financial planning, reporting, and compliance programs. Any interruption in our service may affect the availability, accuracy, or timeliness of such programs and as a result could damage our reputation, cause our customers to terminate their use of our applications, require us to issue refunds for prepaid and unused subscription services, require us to compensate our customers for certain losses, and prevent us from gaining additional business from current or future customers. In addition, because we use Workday's financial management application, any problems that we experience with financial reporting and compliance could be negatively perceived by prospective or current customers and negatively impact demand for our applications.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all, to protect against claims and other legal actions. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

We depend on data centers and computing infrastructure operated by third parties, and any disruption in these operations could adversely affect our business and operating results.

We host our applications and serve our customers and users from data centers operated by third parties located in the United States, Canada, and Europe. While we control and have access to our servers and all of the components of our network that are located in these data centers, we do not control certain aspects of these facilities, including their operation and security. The owners of these data center facilities have limited or no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if any of these data center operators are acquired, cease to do business, or stop providing contracted services, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and experience possible service interruptions in connection with doing so.

In addition, we rely upon third-party hosted infrastructure partners globally, including Amazon Web Services ("AWS"), Google LLC, and Microsoft Corporation, to serve customers and operate certain aspects of our services. Any disruption of or interference at our hosted infrastructure partners would impact our operations and our business could be adversely impacted. For example, in July 2022, we experienced a disruption at certain of our hosted data centers in two of our U.S. locations due to high temperatures and power outages that resulted in a brief temporary outage of our services for a subset of our customers. These facilities may also be subject to capacity constraints, financial difficulties, break-ins, sabotage, intentional acts of vandalism and similar misconduct, natural catastrophic events, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit or delay operation.

Additionally, if these data center operators or hosted infrastructure partners are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at these data centers or at our hosted infrastructure partners, or any errors, defects, disruptions, or other performance problems with our applications or the infrastructure on which they run, including those related to cybersecurity threats or attacks, could adversely affect our reputation and may damage our customers' or other users' stored files or result in lengthy interruptions in our services. Interruptions in our services might adversely affect our reputation and operating results, cause us to issue refunds or service credits to customers for prepaid and unused subscription services, subject us to potential liabilities, result in contract terminations, or adversely affect our renewal rates.

The extent to which the continuing global economic and geopolitical volatility, the impact of inflation on our costs and on customer spending, and measures taken in response to such events will continue to impact our business, financial condition, and operating results will depend on future developments, which are highly uncertain and difficult to predict.

We operate on a global scale, and as a result, our business and revenues are impacted by global economic and geopolitical conditions. Global economic developments, downturns or recessions, and global health crises may negatively affect us or our ability to accurately forecast and plan our future business activity. For example, inflation rates have recently increased, and inflationary pressure may result in decreased demand for our products and services, increases in our operating costs (including our labor costs), reduced liquidity, and limits on our ability to access credit or otherwise raise capital. In response to the concerns over inflation risk, the U.S. Federal Reserve raised interest rates multiple times in 2022 and may continue to do so in the future. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption of financial markets. In addition, the Russian invasion of Ukraine in early 2022 has led to further economic disruption. While we do not operate in Russia and while our extended workforce in Ukraine is not a material part of our workforce, the conflict has increased inflationary cost pressures and supply chain constraints which have negatively impacted the global economy and may negatively impact the supply chain required to sustain our data centers and computing infrastructure operations. It is especially difficult to predict the impact of such events on the global economic markets, which have been and will continue to be highly dependent upon the actions of governments, businesses, and other enterprises in response to such events, and the effectiveness of those actions. As a result of these and other recent macroeconomic events, we have experienced volatility in the trading prices for our Class A common stock, and such volatility may continue in the long term. Any sustained adverse impacts from these and other recent macroeconomic events could materially and adversely affect our business, financial condition, operating results, and earnings guidance that we may issue from time to time, which could have a material effect on the value of our Class A common stock.

Our future revenues rely on continued demand by existing customers and the acquisition of new customers who may be subject to economic hardship, labor shortages, and global supply chain disruptions due to recent macroeconomic events and may delay or reduce their enterprise software spending to preserve capital and liquidity. In connection with recent macroeconomic events, we have experienced and may continue to experience delays in purchasing decisions from existing and prospective customers and a reduction in customer demand. Our business, financial condition, and operating results may be negatively impacted in future periods due to the prolonged impacts of recent macroeconomic events, including economic downturns or recessions. While our subscription services revenues are relatively predictable in the near term as a result of our subscription-based business model, the effect of recent macroeconomic events may not be fully reflected in our operating results and overall financial performance until future periods.

It is not possible for us to estimate the duration or magnitude of the adverse results of recent macroeconomic events and their effect on our business, financial condition, or operating results at this time, as the impact will depend on future developments, which are highly uncertain and difficult to predict. To the extent recent macroeconomic events adversely affect our business, financial condition, and operating results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We may lose key employees or be unable to attract, train, and retain highly skilled employees.

Our success and future growth depend largely upon the continued services of our executive officers, other members of senior management, and other key employees. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period, and they could terminate their employment with us at any time. In December 2022, we announced the resignation of Chano Fernandez from his role as Co-CEO and the appointment of Carl Eschenbach as our Co-CEO, alongside Aneel Bhusri. From time to time, there may be changes in our executive management team and to other key employee roles resulting from organizational changes or the hiring or departure of executives or other employees, which could disrupt our business, impact our ability to preserve our culture, negatively affect our ability to attract and retain personnel, or otherwise have a serious adverse effect on our business and operating results.

To execute our growth plan, we must attract, train, and retain highly qualified personnel. Our ability to compete and succeed in a highly competitive environment is directly correlated to our ability to recruit and retain highly skilled employees, especially in the areas of product development, cybersecurity, senior sales executives, and engineers with significant experience in designing and developing software and internet-related services, including in the areas of AI and ML. The market for skilled personnel in the software industry is very competitive, and as we are headquartered in the San Francisco Bay Area, we face intense competition among large and small firms in the Silicon Valley market. The increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for our employees and employment candidates. In addition, the expansion of our sales infrastructure, both domestically and internationally, is necessary to grow our customer base and business. Identifying and recruiting qualified personnel and training them in our sales methodology, our sales systems, and the use of our software requires significant time, expense, and attention. Our business may be adversely affected if our efforts to attract and train new members of our direct sales force do not generate a corresponding increase in revenues. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and we may not be able to fill positions in desired geographic areas or at all.

Many of the companies with which we compete for experienced personnel have greater resources than we have and may offer more lucrative compensation packages than we offer. Our business may be adversely affected if we are unable to retain our highly skilled employees, especially our senior sales executives. Job candidates and existing employees carefully consider the value of the equity awards they receive in connection with their employment. If the perceived or actual value of our equity awards declines, or if the mix of equity and cash compensation that we offer is not sufficiently attractive, it may adversely affect our ability to recruit and retain highly skilled employees. Additionally, job candidates may be threatened with legal action under agreements with their existing employers if we attempt to hire them, which could have an adverse effect on hiring and result in a diversion of our time and resources. We must also continue to retain and motivate existing employees through our compensation practices, company culture, and career development opportunities. Further, our current and future office environments or our current hybrid work policies may not meet the expectations of our employees or prospective employees, and may amplify challenges in recruiting. If we fail to attract new personnel or to retain our current personnel, our business and future growth prospects could be adversely affected.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The markets for enterprise cloud applications are highly competitive, with relatively low barriers to entry for some applications or services. Some of our competitors are larger and have greater name recognition, significantly longer operating histories, access to larger customer bases, larger marketing budgets, and significantly greater resources to devote to the development, promotion, and sale of their products and services than we do. This may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions.

Our primary competitors are Oracle and SAP, well-established providers of financial management and HCM applications, which have long-standing relationships with many customers. Some customers may be hesitant to switch vendors or to adopt cloud applications such as ours and may prefer to maintain their existing relationships with competitors. We also face competition from other enterprise software vendors, from regional competitors that only operate in certain geographic markets, and from vendors of specific applications that address only one or a portion of our applications, some of which offer cloud-based solutions. These vendors include, without limitation: UKG Inc., Automatic Data Processing, Inc., Infor, Inc., Ceridian HCM Holding Inc., Microsoft Corporation, Anaplan, Inc., and Coupa Software Inc. In order to take advantage of customer demand for cloud applications, legacy vendors are expanding their cloud applications through acquisitions, strategic alliances, and organic development. In addition, other cloud companies that provide services in different target markets may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. As the market matures and as existing and new market participants introduce new types of technologies and different approaches that enable organizations to address their HCM and financial needs, we expect this competition to intensify in the future.

Furthermore, our current or potential competitors may be acquired by, or merge with, third parties with greater available resources and the ability to initiate or withstand substantial price competition. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their offerings or resources. Many of our competitors also have major distribution agreements with consultants, system integrators, and resellers. If our competitors' products, services, or technologies become more accepted than our products, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected. In addition, our competitors may offer their products and services at a lower price, or may offer price concessions, delayed payment terms, financing terms, or other terms and conditions that are more enticing to potential customers in light of the challenging business environment created by economic downturn, or other recent macroeconomic conditions. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses, or a failure to maintain or improve our competitive market position, any of which could adversely affect our business and operating results.

Sales to customers outside the United States or with international operations expose us to risks inherent in global operations.

A key element of our growth strategy is to further develop our worldwide customer base. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. Our efforts to further expand internationally may not be successful in creating additional demand for our applications outside of the United States or in effectively selling subscriptions to our applications in all of the markets we enter. Foreign regulations, including privacy, data localization, and import/export regulations, are subject to change and uncertainty, including as a result of geopolitical developments, which may be amplified by macroeconomic conditions, including recession, or events such as the Russia-Ukraine conflict and the COVID-19 pandemic. We face other risks in doing business on a global scale that could adversely affect our business, including:

- the need to develop, localize, and adapt our applications and customer support for specific countries, including translation into foreign languages, localization of contracts for different legal jurisdictions, and associated expenses;
- the need to successfully develop and execute on a go-to-market strategy that aligns application management efforts and the development of supporting infrastructure;
- stricter data privacy laws including requirements that customer data be stored and processed in a designated territory and obligations on us as a data processor;
- difficulties in appropriately staffing and managing foreign operations and providing appropriate compensation for local markets;
- difficulties in leveraging executive presence and company culture globally;
- different pricing environments, longer sales cycles, and longer trade receivables payment cycles, and collections issues;
- new and different sources of competition;
- potentially weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights;
- laws, customs, and business practices favoring local competitors;
- restrictive governmental actions focused on cross-border trade, such as import and export restrictions, duties, quotas, tariffs, trade disputes, and barriers or sanctions, including due to the Russia-Ukraine conflict, that may prevent us from offering certain portions of our products or services to a particular market, may increase our operating costs or may subject us to monetary fines or penalties in case of unintentional noncompliance due to factors beyond our control;

- compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including employment, tax, privacy, intellectual property, and data protection laws and regulations;
- increased compliance costs related to government regulatory reviews or audits, including those related to international cybersecurity requirements;
- increased financial accounting and reporting burdens and complexities;
- restrictions on the transfer of funds;
- ensuring compliance with anti-corruption laws, including the Foreign Corrupt Practices Act and United Kingdom ("UK") Bribery Act;
- the effects of currency fluctuations on our revenues and expenses and customer demand for our services;
- the cost and potential outcomes of any international claims or litigation;
- adverse tax consequences and tax rulings; and
- unstable economic and political conditions.

Any of the above factors may negatively impact our ability to sell our applications and offer services globally, reduce our competitive position in foreign markets, increase our costs of global operations, and reduce demand for our applications and services from global customers. Additionally, the majority of our international costs are denominated in local currencies and we anticipate that over time an increasing portion of our sales contracts may be outside the U.S. and will therefore be denominated in local currencies. Additionally, global events, as well as geopolitical developments such as the Russia-Ukraine conflict, fluctuating commodity prices, trade tariff developments, economic downturn, and inflation have caused, and may in the future cause, global economic uncertainty, and uncertainty about the interest rate environment, which could amplify the volatility of currency fluctuations. Therefore, fluctuations in the value of foreign currencies may impact our operating results when translated into U.S. dollars. Such fluctuations may also impact our ability to predict our future results accurately. Although we have a hedging program to help mitigate some of this volatility and related risks, there can be no assurance that the hedging program will be effective in offsetting the adverse financial impacts that may result from unfavorable movements in foreign currency exchange rates.

Our business could be adversely affected if our users are not satisfied with the deployment, training, and support services provided by us and our partners.

Our business depends on our ability to satisfy our customers and end users, both with respect to our application offerings and the professional services that are performed to help them use features and functions that address their business needs. High customer satisfaction requires that our customers undergo a successful implementation and be properly trained on our applications to effectively implement and increase their level of adoption of such applications. Implementation of our applications may be technically complicated because they are designed to enable complex and varied business processes across large organizations, integrate data from a broad and complex range of workflows and systems, and may involve deployment in a variety of environments. Incorrect or improper implementation or use of our applications could result in customer and user dissatisfaction and harm our business and operating results.

In order for our customers to successfully implement our applications, they need access to highly skilled and trained service professionals. Professional services may be performed by our own staff, by a third party, or by a combination of the two. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers, and third parties provide a majority of deployment services for our customers. If customers are not satisfied with the quality and timing of work performed by us or a third party or with the type of professional services or applications delivered, or if we or a third party have not delivered on commitments made to our customers, then we could incur additional costs to address the situation, the revenue recognition of the contract could be impacted, and the dissatisfaction with our services could damage our ability to expand the applications subscribed to by our customers. Negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers both domestic and abroad.

Customers and other users also depend on our support organization to provision the environments used by our customers and to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in demand for support services. We may also be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. Failure to maintain high-quality technical support and training, or a market perception that we do not maintain high-quality support or training, could adversely affect our reputation, our ability to offer and sell our applications, our renewal rates, and our business and operating results.

Our future success depends on the rate of customer subscription renewals or adoptions, and our revenues or operating results could be adversely impacted if we do not achieve renewals and adoptions at expected rates or on anticipated terms.

As the markets for our applications mature, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same pace or based on the same pricing model as we have used historically. From time to time, we may also change our pricing structure, which could adversely impact demand for our products. Moreover, our customers have and may continue to request price concessions and delayed payment terms. Economic uncertainty and the risk or occurrence of global or domestic recessions can prompt existing and prospective customers to demand price concessions and delayed payment terms with increasing frequency and significance, and our competitors may become more likely to provide such concessions, which could adversely affect our revenues, profitability, financial position, and cash flows in any given period. Attrition of key personnel at our customers has impacted and may continue to impact our direct sales efforts. Furthermore, because our future revenue growth relies, in large part, on new customer acquisition, any inability of our sales force to establish relationships with potential customers during the current environment or prospects deferring buying decisions due to the economic uncertainty, is likely to have a negative impact on our future revenue growth and other financial measures.

In addition, our customers have no obligation to renew their subscriptions for our applications after the expiration of either the initial or renewed subscription period. If we are unable to successfully educate our customers on the benefits and features of our applications, or if our customers are aware of those benefits and features but do not use them, our customers may renew for fewer elements of our applications, renew on different pricing terms, or fail to renew, and market perceptions of our company and our applications may be impaired, and our reputation and brand may suffer. Our customers' renewal rates may also decline or fluctuate as a result of a number of other factors, the risk of which may be heightened by current macroeconomic conditions and may further increase if these conditions persist, including their level of satisfaction with our applications and pricing, their ability to continue their operations and spending levels, reductions in their headcount, and the evolution of their business. If our customers do not renew their subscriptions for our applications on similar pricing terms, our revenues may decline, and we may not be able to meet our revenue projections, which could negatively impact our business and the market price of our Class A common stock. In addition, over time the average term of our contracts could change based on renewal rates or for other reasons.

Our future success also depends, in part, on our ability to sell additional products to our current customers, and the success rate of such endeavors is difficult to predict, especially with regard to any new lines of business that we may introduce from time to time. This may require increasingly costly marketing and sales efforts that are targeted at senior management, and if these efforts are not successful, our business and operating results may suffer. Additionally, acquisitions of our customers by other companies have led, and could continue to lead, to cancellation of our contracts with those customers, thereby reducing the number of our existing and potential customers.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including our revenues, subscription revenue backlog, operating margin, profitability, and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. As discussed above, the extent to which global economic uncertainty, inflation, measures taken in response to the COVID-19 pandemic, and other recent macroeconomic events could continue to impact our operating results will depend on future developments, which are highly uncertain and difficult to predict. Fluctuations in our quarterly results and related impacts to any earnings guidance we may issue from time to time, including any modification or withdrawal thereof, may negatively impact the value of our securities. Additionally, as we typically sign a significantly higher percentage of agreements with new customers as well as renewal agreements with existing customers in the fourth quarter of each year, we may experience a greater impact on our business and quarterly results due to the prolonged uncertainty.

Additional factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

- our ability to attract new customers, customer renewal rates, the financial condition and creditworthiness of our customers, and the timing and rate at which we sign agreements with customers;
- the addition or loss of large customers, including through acquisitions or consolidations;
- regulatory compliance costs, including research and development costs incurred to add functionality to help our customers comply with evolving privacy and data security laws;
- the timing of recognition of revenues and operating expenses, including expenses related to acquisitions and potential future charges for impairment of goodwill;

- the amount and timing of operating expenses related to organizational changes, employee matters, and the maintenance and expansion of our business, operations, and infrastructure;
- network outages or security breaches;
- general economic, market, and geopolitical conditions, including the impact of recent economic downturn, the COVID-19 pandemic, the Russia-Ukraine conflict, inflation, and rising interest rates;
- increases or decreases in the number of elements of our services or pricing changes upon any renewals of customer agreements;
- the changes in payment terms and timing of customer payments and payment defaults by customers, including those impacted by the recent macroeconomic conditions;
- changes in our pricing policies or those of our competitors and the mix of applications sold during a period;
- seasonal variations in sales of our applications, which have historically been highest in our fiscal fourth quarter;
- the timing and success of new application and service introductions by us or our competitors;
- changes in the competitive dynamics of our industry, including consolidation among competitors, customers, or strategic partners, and the impact of strategic partnerships, acquisitions, or equity investments;
- expenses related to our real estate portfolio, including our leases and data center expansion; and
- changes in laws and regulations that impact our business or reported financial results, including changes in accounting principles generally accepted in the United States.

If we are not able to realize a return on our current development efforts or offer new features, enhancements, and modifications to our services that are desired by current or potential customers, our business and operating results could be adversely affected.

Developing software applications and related enhancements, features, and modifications is expensive, and the investment in product development often involves a long return on investment cycle. Accelerated application introductions and short application life cycles require high levels of expenditures that could adversely affect our operating results if not offset by revenue increases, and we believe that we must continue to dedicate a significant amount of resources to our development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all. Furthermore, macroeconomic conditions, including economic downturn, could have a continuing impact on our plans to offer certain new features, enhancements, and modifications of our applications in a timely manner, particularly if we experience impacts to productivity as our employees continue to work remotely pursuant to our hybrid work model. If we are unable to provide new features, enhancements to user experience, and modifications in a timely and cost-effective manner that achieve market acceptance, align with customer expectations, and that keep pace with rapid technological developments and changing regulatory landscapes, our business and operating results could be adversely affected. Some of our larger customers may also require features and functions unique to their business processes that we do not currently offer. In order to help ensure we meet these requirements, we may devote a significant amount of technology support and professional service resources to such customers. The success of enhancements, new features, and applications depends on several factors, including their timely completion, introduction, and market acceptance as well as access to development resources and the technologies required to build and improve our applications, such as the datasets required to train our machine learning models. If we are not successful in developing these new features, enhancements, modifications, and applications, and bringing them to market timely, it may negatively impact our customer renewal rates, limit the market for our solutions, or impair our ability to attract new customers.

We have experienced rapid growth, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and operational controls, or adequately address competitive challenges.

We have experienced rapid growth in our customers, headcount, and operations and anticipate that we will continue to expand our customer base, headcount, and operations. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational, and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively, utilize our resources efficiently, and to scale our operations appropriately. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls as well as our reporting systems and procedures. Failure to effectively manage growth or efficiently utilize our resources could result in difficulty or delays in deploying products and services to customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties, and any of these difficulties could adversely impact our business performance and operating results.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread positive awareness of our brand is critical to achieving widespread acceptance of our applications, retaining and attracting customers, and hiring and retaining employees. However, brand promotion activities may not generate the customer awareness or increased revenues we anticipate, and even if they do, any increase in revenues may not offset the significant expenses we incur in building our brand. Concerns about global economic and geopolitical volatility, including a possible or emergent recession, particularly if extended for prolonged periods, could impede our brand-building activities and could have negative effects on our ability to develop and maintain widespread positive awareness of our brand, which could harm our business, financial condition, and operating results.

If we fail to successfully promote and maintain our brand, or we fail to expand awareness of our newer solutions or products, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our applications. Additionally, the loss of one or more of our key customers, or a failure to renew our subscription agreements with one or more of our key customers, could significantly impair our ability to market our applications which, in turn, could have a negative impact on our revenues, reputation, and our ability to obtain new customers. In addition, if our brand is negatively impacted, it may be more difficult to hire and retain employees.

If we cannot maintain our corporate culture, we could lose the innovation, teamwork, and passion that we believe contribute to our success, and our business may be harmed.

We believe that a critical component of our success has been our corporate culture, as reflected in our core values: employees, customer service, innovation, integrity, fun, and profitability. We also believe that our commitment to our corporate culture, as well as our commitment to building products and services that help provide our customers with information regarding their own workforce and corporate culture, is part of the reason why our customers choose us. As we continue to grow, both organically and through acquisitions of employee teams, and develop the infrastructure associated with being a more mature public company, we will need to maintain our corporate culture among a larger number of employees who are dispersed throughout various geographic regions. Additionally, we and our stakeholders increasingly expect to have a corporate culture that embraces diversity and inclusion, and any inability to attract and retain diverse and qualified personnel may harm our corporate culture and our business. Moreover, our hybrid work policies require significant action to preserve our culture. As we continue to grow, we must be able to effectively integrate, develop, and motivate a large number of new employees, while maintaining the effectiveness of our business execution and the beneficial aspects of our corporate culture and values. Any failure to maintain or adapt our culture could negatively affect our future success, including our ability to retain and recruit personnel and to achieve our corporate objectives, including our ability to quickly develop and deliver new and innovative products.

Our growth depends on the success of our strategic relationships with third parties as well as our ability to successfully integrate our applications with a variety of third-party technologies.

We depend on relationships with third parties such as deployment partners, technology and content providers, and other key suppliers, and are also dependent on third parties for the license of certain software and development tools that are incorporated into or used with our applications. If the operations of these third parties are disrupted, including as a direct or indirect result of recent macroeconomic conditions, our own operations may suffer, which could adversely impact our operating results. In addition, we rely upon licensed third-party software to help improve our internal systems, processes, and controls. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. We may be at a disadvantage if our competitors are effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our services, or in negotiating better rates or terms with such third parties. In addition, acquisitions of our partners by our competitors could end our strategic relationship with the acquired partner and result in a decrease in the number of our current and potential customers, or the support services available for third-party technology may be negatively affected by mergers and consolidation in the software industry. If we are unsuccessful in establishing or maintaining our relationships with these third parties, or in monitoring the quality of their products or performance, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer.

To the extent that our applications depend upon the successful integration and operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software, as well as cybersecurity threats or attacks related to such software, such as the Log4j (as defined below) vulnerability, could prevent the deployment or impair the functionality of our applications, delay new application introductions, result in a failure of our applications, result in increased costs, including warranty and other related claims from customers, and injure our reputation. Furthermore, software may not continue to be available to us on commercially reasonable terms. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Integration of new software into our applications may require significant work and require substantial investment of our time and resources.

As Workday Mobile becomes increasingly important to Workday's customer experience, we also need to continuously modify and enhance our applications to keep pace with changes in third-party internet-related hardware, iOS, Android, other mobile-related technologies, and other third-party software, communication, browser, and database technologies, as well as with customer expectations. We must also appropriately balance the application capability demands of our current customers with the capabilities required to address the broader market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our product development expenses. Any failure of our applications to operate effectively with future network platforms and other third-party technologies could reduce the demand for our applications, result in customer and end user dissatisfaction, and adversely affect our business and operating results. We may experience difficulties in managing improvements to our systems, processes, and controls or in connection with third-party software, which could materially impair our ability to provide solutions or professional services to our customers in a timely manner, cause us to lose customers, limit us to smaller deployments of our solutions, or increase our technical support costs.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies, which could divert our management's attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and adversely affect our operating results.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies to complement or expand our applications, enhance our technical capabilities, obtain personnel, or otherwise offer growth opportunities. For example, we acquired Peakon, Zimit, and VNDLY in fiscal 2022. The pursuit of acquisitions may divert the attention of management, disrupt ongoing business, and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

These impacts may continue through integration activities. Moreover, we may be unable to complete proposed transactions timely or at all due to the failure to obtain regulatory or other approvals, litigation, or other disputes, which may obligate us to pay a termination fee. We also may not achieve the anticipated benefits from an acquisition due to a number of factors, including:

- inability to integrate the intellectual property, technology infrastructure, personnel, and operations of the acquired business, including difficulty in addressing security risks of the acquired business, or benefit from an acquisition in a profitable manner;
- acquisition-related costs, liabilities, or tax impacts, some of which may be unanticipated;
- difficulty in leveraging the data of the acquired business if it includes personal data;
- ineffective or inadequate controls, procedures, or policies at the acquired company and increased risk of non-compliance;
- multiple product lines or service offerings as a result of our acquisitions that are offered, priced, and supported differently, as well as the potential for such acquired product lines and service offerings to impact the profitability of existing products;
- the opportunity cost of diverting management and financial resources away from other products, services, and strategic initiatives;
- difficulties and additional expenses associated with synchronizing product offerings, customer relationships, and contract portfolio terms and conditions between Workday and the acquired business;
- unknown liabilities or risks associated with the acquired businesses, including those arising from existing contractual obligations or litigation matters;
- adverse effects on our brand or existing business relationships with business partners and customers as a result of the acquisition;
- potential write-offs of acquired assets and potential financial and credit risks associated with acquired customers;
- inability to maintain relationships with key customers, suppliers, and partners of the acquired business;
- difficulty in predicting and controlling the effect of integrating multiple acquisitions concurrently;
- lack of experience in new markets, products, or technologies;
- difficulty in integrating operations and assets of an acquired foreign entity with differences in language, culture, or country-specific regulatory risks;
- the inability to obtain (or a material delay in obtaining) regulatory approvals necessary to complete transactions or to integrate operations, or potential remedies imposed by regulatory authorities as a condition to or following the completion of a transaction, which may include divestitures, ownership or operational restrictions or other structural or behavioral remedies;
- the failure of strategic acquisitions to perform as expected or to meet financial projections, which may be heightened due to recent macroeconomic events and market volatility; and
- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our operating results.

Acquisitions could also result in dilutive issuances of equity securities or the issuance of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition, and operating results may suffer.

If we are not able to realize a return on the investments we have made toward entering new markets and new lines of business, our business and operating results could be adversely affected.

We continue to seek opportunities to enter into new markets and/or new lines of business, some of which we may have very limited or no experience in. As an entrant to new markets and new lines of business, we may not be effective in convincing prospective customers that our solutions will address their needs, and we may not accurately estimate our infrastructure needs, human resource requirements, or operating expenses with regard to these new markets and new lines of business. We may also fail to accurately anticipate adoption rates of these new lines of business or their underlying technology. For example, AI and ML are propelling advancements in technology, but if they are not widely adopted and accepted or fail to operate as expected, our business and reputation may be harmed. Also, we may not be able to properly price our solutions in these new markets, which could negatively affect our ability to sell to customers. Furthermore, customers in these new markets or of the new lines of business may demand more features and professional services, which may require us to devote even greater research and development, sales, support, and professional services resources to such customers. If we fail to generate adequate revenues from these new markets and lines of business, or if we fail to do so within the envisioned timeframe, it could have an adverse effect on our business, financial condition, and operating results.

Social and ethical issues relating to the use of new and evolving technologies, such as AI and ML, in our offerings may result in reputational harm and liability.

A quickly evolving legal and regulatory environment may cause us to incur increased research and development costs, or divert resources from other development efforts, to address social and ethical issues related to AI and ML. We are increasingly building AI and ML into many of our offerings. As with many cutting-edge innovations, AI and ML present new risks and challenges, and existing laws and regulations may apply to us in new ways, the nature and extent of which are difficult to predict. The risks and challenges presented by AI and ML could undermine public confidence in AI and ML, which could slow its adoption and affect our business. We develop and offer machine learning products for use cases that could potentially impact human, civil, privacy, or employment rights and dignities. Failure to adequately address ethical and social issues that may arise with such use cases could negatively affect the adoption of our solutions and subject us to reputational harm, regulatory action, or legal liability, which may harm our financial condition and operating results. Potential government regulation related to AI ethics may also increase the burden and cost of research and development in this area. For example, to demonstrate compliance with the New York City Automated Employment Decision Tools law, which took effect January 1, 2023, customers may publicly disclose information, including the results of disparate impact analyses, about their use of our AI and ML products, subjecting us to reputational or business harm or legal liability. Employees, customers, or customers' employees who are dissatisfied with our public statements, policies, practices, or solutions related to the development and use of AI and ML may express opinions that could introduce reputational or business harm, or legal liability.

Our aspirations and disclosures related to environmental, social, and governance ("ESG") matters expose us to risks that could adversely affect our reputation and performance.

The positions we take on ESG matters, human capital management initiatives, and ethical issues from time to time may impact our brand, reputation, or ability to attract or retain customers. In particular, our brand and reputation are associated with our public commitments to environmental sustainability (including our science-based targets), strong corporate governance practices, equality, inclusivity, and ethical use, and any perceived changes in our dedication to these commitments could impact our relationships with potential and current customers, employees, stockholders, and other stakeholders. These commitments reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our failure to accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance, and growth, and expose us to increased scrutiny from the investment community as well as enforcement authorities.

Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include:

- the availability and cost of low- or non-carbon-based energy sources;
- the evolving regulatory requirements affecting ESG standards or disclosures;
- the availability of suppliers that can meet our sustainability, diversity and other ESG standards;

- our ability to recruit, develop and retain diverse talent in our labor markets;
- the availability and cost of high-quality verified emissions reductions and renewable energy credits;
- the ability to renew existing or execute on new virtual power purchase agreements; and
- the success of our organic growth and acquisitions or dispositions of businesses or operations.

Standards for tracking and reporting ESG matters continue to evolve. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required of public companies by the SEC or other regulatory bodies, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. It is likely that increasing regulatory requirements and regulatory scrutiny related to ESG matters will continue to expand globally and result in higher associated compliance costs.

Further, we may rely on data provided by third parties to measure and report our ESG metrics and if the data input is incorrect or incomplete, our brand, reputation, and financial performance may be adversely affected. If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, acquirer, or service provider could be negatively impacted. Further, our failure or perceived failure to pursue or fulfill our goals and objectives or to satisfy various reporting standards on a timely basis, or at all, could have similar negative impacts or expose us to government enforcement actions and private litigation.

Risks Related to Cybersecurity, Data Privacy, and Intellectual Property

If our information technology systems are compromised or unauthorized access to customer or user data is otherwise obtained, our applications may be perceived as not being secure, our operations may be disrupted, our applications may become unavailable, customers and end users may reduce the use of or stop using our applications, and we may incur significant liabilities.

Our applications involve the storage and transmission of our customers' sensitive and proprietary information, including personal or identifying information regarding our customers, their employees, customers, and suppliers, as well as financial, accounting, health, and payroll data. Additionally, our operations and the availability of the services we provide customers also depend on our information technology systems. As a result, a compromise of our applications or systems, or unauthorized access to, acquisition, use, tampering, release, alteration, theft, loss, or destruction of sensitive data, or unavailability of data or our applications, could disrupt our operations or impact the availability or performance of our applications; expose us and our customers to regulatory obligations and actions, litigation, investigations, remediation and indemnity obligations, or supplemental disclosure obligations; damage our reputation and brand; or result in loss of customer, consumer, and partner confidence in the security of our applications, an increase in our insurance premiums, loss of authorization under the Federal Risk and Authorization Management Program ("FedRAMP") or other authorizations, impairment to our business, and other potential liabilities or related fees, expenses, or loss of revenues.

The financial and personnel resources we employ to implement and maintain security measures, including our information security risk insurance policy, may not be sufficient to address our security needs. The security measures we have in place may not be sufficient to protect against security risks, preserve our operations and services and the integrity of customer and personal information, and prevent data loss, misappropriation, and other security breaches. Our information systems may be compromised by computer hackers, employees, contractors, or vendors, as well as software bugs, human error, technical malfunctions, or other malfeasance.

Cybersecurity threats and attacks are often targeted at companies such as ours and may take a variety of forms ranging from individuals or groups of security researchers, including those who appear to offer a solution to a vulnerability in exchange for some compensation, to sophisticated hacker organizations, including state-sponsored actors who may launch coordinated attacks, such as retaliatory cyber attacks stemming from the Russia-Ukraine conflict. In the normal course of business, we are and have been the target of malicious cyber-attack attempts and have experienced other security events. As our market presence grows, we may face increased risks of cybersecurity attack or other security threats. Key cybersecurity risks range from viruses, worms, ransomware, and other malicious software programs, to phishing attacks, to exploitation of software bugs or other defects, to targeted attacks against cloud services and other hosted software, any of which can result in a compromise of our applications or systems and the data we store or process, disclosure of Workday confidential information and intellectual property, production downtimes, reputational harm, and an increase in costs to the business. As the techniques used to obtain unauthorized access or sabotage systems change frequently, are becoming increasingly sophisticated and complex, and often are not identified until they are launched against a target, and because evidence of unauthorized activity may not have been captured or retained, or may be proactively destroyed by unauthorized actors, we may be unable to anticipate these attacks, assess the true impact they may have on our business and operations, or to implement adequate preventative measures. Future cyber-attacks and other security events may have a significant or material impact on our business and operating results.

There may also be attacks targeting any vulnerabilities in our applications, internally built infrastructure, enhancements, and updates to our existing offerings, or in the many different underlying networks and services that power the internet that our products depend on, most of which are not under our control or the control of our vendors, partners, or customers. Systems and processes designed to protect our applications, systems, software, and data, as well as customer data and other user data, and to prevent data loss and detect security breaches, may not be effective against all cybersecurity threats or perceived threats. We have been subject to such incidents, including through third-party service providers and in connection with acquisitions we have made. In addition, our software development practices have not and may not identify all potential privacy or security issues, and inadvertent disclosures of data have occurred and may occur. For example, in August 2022, we applied a fix in Workday Recruiting to address an issue that temporarily made certain information discoverable to unintended parties. We took immediate action to fix the issue, notify affected customers, and confirm this issue had not impacted Workday's other environments or applications. We have no indication that the data was accessed maliciously. We also performed an internal investigation and engaged a third party to penetration test the systems at issue, which caused, and may continue to cause, expense and business disruption. These efforts may not be completely effective or eliminate potential risks from this and similar incidents.

In December 2021, a critical remote code execution vulnerability was identified in the Apache Software Foundation's Log4j software library ("Log4j"). Log4j is an open source software broadly used in Java-based applications to log security and performance information. According to public information, a bad actor could have exploited the Log4j vulnerability to remotely access a vulnerable system, allowing the bad actor to then steal information, launch ransomware, or conduct other malicious activity. We promptly worked to remediate vulnerabilities related to Log4j in our environments and found no indication that customer data or environments containing customer data had been affected. While this issue did not materially affect our business or operating results, there is no assurance that such circumstances or other similar incidents in the future would not result in material adverse effect on our business.

Additionally, remote work and resource access, including our hybrid work model, may result in an increased risk of cybersecurity-related events such as phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of most of our employees and our service providers continuing to work remotely from non-corporate managed networks.

Furthermore, we have acquired or partnered with a number of companies, products, services, and technologies over the years, and incorporated third-party products, services, and technologies into our own products and services. Addressing security issues associated with acquisitions, partnerships, incorporated technologies, and our supply chain requires significant resources, and we may still inherit additional risks upon integration with or use by Workday. In addition, if a high-profile security breach occurs with respect to an industry peer, our customers and potential customers may generally lose trust in the security of financial management, spend management, human capital management, planning, or analytics applications, or in cloud applications for enterprises in general. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect to terminate or not renew their subscriptions, result in reputational damage, cause us to pay remediation and indemnity costs and/or issue service credits or refunds to customers for prepaid and unused subscription services, or result in lawsuits, regulatory fines, or other action or liabilities, any of which could adversely affect our business and operating results.

We rely on sophisticated information systems and technology, including those provided by third parties, for the secure collection, processing, transmission, storage of confidential, proprietary, and personal information, and to support our business operations and the availability of our applications. In the past several years, supply chain attacks have increased in frequency and severity. As we are both a provider and consumer of information systems and technology, we are at higher risk of being impacted either directly or indirectly by these attacks. The control systems, cybersecurity program, infrastructure, physical facilities of, and personnel associated with third parties that we rely on are beyond our control. The audits we periodically conduct of some of our third parties vendors may not guarantee the security of and may be unable to prevent security events impacting the information technology systems of third parties that are part of our supply chain or that provide valuable services to us, which could result in the unauthorized access to, acquisition, destruction, alteration, use, tampering, release, unavailability, theft or loss of confidential, proprietary, or personal data of Workday, our employees, our customers, or our third party partners, which could in turn disrupt our operations and ability to conduct our business or the availability of our applications, or otherwise adversely affect our business, financial condition, operating results, or reputation.

Privacy concerns, evolving regulation of cloud computing, cross-border data transfer, and other domestic or foreign laws and regulations may reduce the adoption of our applications, result in significant costs and compliance challenges, and adversely affect our business and operating results.

Legal requirements related to collecting, storing, handling, and transferring personal data are rapidly evolving at both the national and international level in ways that require our business to adapt to support customer compliance. As the regulatory focus on privacy intensifies worldwide, and jurisdictions increasingly consider and adopt privacy laws, the potential risks related to managing personal data by our business may grow. In addition, possible adverse interpretations of existing privacy-related laws and regulations by governments in countries where our customers operate, as well as the potential implementation of new legislation, could impose significant obligations in areas affecting our business or prevent us from offering certain services in jurisdictions where we operate.

Following the European Union's ("EU") passage of the General Data Protection Regulation ("GDPR"), which became effective in May 2018, the global data privacy compliance landscape outside of the EU has grown increasingly complex, fragmented, and financially relevant to business operations. As a result, our business faces current and prospective risks related to increased regulatory compliance costs, government enforcement actions and/or financial penalties for non-compliance, and reputational harm. For example, in July 2020, the Court of Justice of the EU invalidated the Privacy Shield framework, which enabled companies to legally transfer data from the European Economic Area to the United States. A U.S. Executive Order has been issued that should lead to the development of a new EU-U.S. Privacy Framework under which EU data can legally be transferred to the United States. Until that framework is formally established, uncertainty may continue about the legal requirements for transferring customer personal data to and from Europe, an integral process of our business that remains governed by, and subject to, GDPR requirements. Failure to comply with the GDPR data processing requirements by either ourselves or our subcontractors could lead to regulatory enforcement actions, which can result in monetary penalties of up to 4% of worldwide revenue, private lawsuits, reputational damage, and loss of customers. The UK government is considering amending its data protection legislation. If UK data protection changes significantly from EU norms, new data flow barriers could emerge, creating costs and complexity for companies. Other countries such as Russia, China, and India have also passed or are considering passing laws imposing varying degrees of restrictive data residency requirements. Regulatory developments in the United States present additional risks. For example, the California Consumer Privacy Act ("CCPA") took effect on January 1, 2020, and the California Privacy Rights Act ("CPRA"), which expands upon the CCPA, was passed in November 2020 and came into effect on January 1, 2023, with a "lookback" period to January 1, 2022. The CCPA and CPRA give California consumers, including employees, certain rights similar to those provided by the GDPR, and also provide for statutory damages or fines on a per violation basis that could be very large depending on the severity of the violation. Other states have enacted, or are considering, privacy laws as well. Furthermore, the U.S. Congress is considering numerous privacy bills, and the U.S. Federal Trade Commission continues to fine companies for unfair or deceptive data protection practices and may undertake its own privacy rulemaking exercise. In addition to government activity, privacy advocacy and other industry groups have established or may establish various new, additional, or different self-regulatory standards that customers may require us to adhere to and which may place additional burdens on us. Increasing sensitivity of individuals to unauthorized processing of personal data, whether real or perceived, and an increasingly uncertain trust climate may create a negative public reaction to technologies, products and services such as ours.

Taken together, the costs of compliance with and other obligations imposed by data protection laws and regulations may require modification of our services, limit use and adoption of our services, reduce overall demand for our services, lead to significant fines, penalties, or liabilities for noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. The perception of privacy concerns, whether or not valid, may inhibit the adoption, effectiveness, or use of our applications. Compliance with applicable laws and regulations regarding personal data may require changes in services, business practices, or internal systems that result in increased costs, lower revenue, reduced efficiency, or greater difficulty competing with foreign-based firms which could adversely affect our business and operating results.

Any failure to protect our intellectual property rights domestically and internationally could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We rely on patent, copyright, trade secret and trademark laws, trade secret protection, and confidentiality or license agreements with our employees, customers, suppliers, partners, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We have patent applications pending in the United States and throughout the world, but we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties, including those affiliated with state-sponsored actors, to copy or reverse engineer our applications, including with the assistance of insiders, and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of jurisdictions outside the United States. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our applications and proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our applications.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect, and enforce our intellectual property rights could have a serious adverse effect on our brand and business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that our applications and underlying technology infringe or violate their intellectual property rights, even if we are unaware of the intellectual property rights that others may claim cover some or all of our technology or services, and we may be found to be infringing such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, require us to change our products, technology, or business practices, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. In addition, we may be sued by third parties who seek to target us for actions taken by our customers, including through the use or misuse of our products. Even if we were to prevail in an intellectual property dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Furthermore, from time to time we may introduce or acquire new products, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims.

Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our applications include software covered by open source licenses, which may include, by way of example, GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our applications. We attempt to avoid adverse licensing conditions in our use of open source software in our products and services. However, there can be no assurance that our efforts have been or will be successful. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be impacted by an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition, the open source license terms for future versions of open source software that we use might change, requiring us to pay for a commercial license or re-engineer all or a portion of our technologies. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business.

Risks Related to Legal and Regulatory Matters

Unfavorable laws, regulations, interpretive positions or standards governing new and evolving technologies that we incorporate into our products and services could result in significant cost and compliance challenges and adversely affect our business and operating results.

Some of our products and services, such as Workday's People Experience and Talent Optimization product suites, currently utilize or will utilize new and evolving technologies such as AI and ML and blockchain, including a variety of machine learning use cases that touch our finance and spend management product suites, among others. While existing laws and regulations may apply to these types of technologies, the overall regulatory environment governing these types of technologies is still currently undeveloped and likely to evolve as government interest in these technologies increases. Regulation of these technologies, as well as other technologies that we utilize in our products and services, also varies greatly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Governments and agencies domestic and abroad may in the future change or amend existing laws, or adopt new laws, regulations, or guidance, or take other actions which may severely impact the permitted uses of our technologies. Any failure by us to comply with applicable laws, regulations, guidance, or other rules could result in costly litigation, penalties, or fines. In addition, these regulations and any related enforcement actions could establish and further expand our obligations to customers, individuals, and other third parties with respect to our products and services, limit the countries in which such products and services may be used, restrict the way we structure and operate our business, require us to divert development and other resources, and reduce the types of customers and individuals who can use our products and services. Furthermore, our customers may operate in foreign jurisdictions, including countries in which we don't operate, and may be subject to additional laws and regulations outside the scope of our products. Increased regulation and oversight of products or services which utilize or rely on these technologies may result in costly compliance burdens or otherwise increase our operating costs, detrimentally affecting our business. These new technologies could subject us to additional litigation brought by private parties, which could be costly, time-consuming, and distracting to management and could result in substantial expenses and losses.

We are subject to risks related to government contracts and related procurement regulations, which may adversely impact our business and operating results.

Our contracts with federal, state, local, and foreign government entities are subject to various procurement regulations and other requirements relating to their formation, administration, performance, and termination, which could adversely impact our business and operating results. Government certification requirements applicable to our platform, including FedRAMP, may change and, in doing so, restrict our ability to sell into the governmental sector until we have attained the full or revised certification. These laws and regulations provide public sector customers various rights, many of which are not typically found in commercial contracts. For instance, the process of evaluating potential conflicts of interest and developing necessary provisions and contract clauses, where needed, may delay or prevent Workday from being awarded certain U.S. federal government contracts.

Additionally, we have obtained authorization under FedRAMP, which allows us to enter into the U.S. federal government market. Such certification is subject to rigorous compliance and if we lose our certification, it could inhibit or preclude our ability to contract with certain U.S. federal government customers. In addition, some customers may rely on our authorization under FedRAMP to help satisfy their own legal and regulatory compliance requirements and our failure to maintain FedRAMP authorization would result in a breach under public sector contracts obtained on the basis of such authorization. This could subject us to liability, result in reputational harm, and adversely impact our financial condition or operating results.

We may be subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines, and suspension or debarment from future government business. In addition, such contracts may provide for delays, interruptions, or termination by the government at any time, without cause, which may adversely affect our business and operating results and impact other existing or prospective government contracts.

Adverse litigation results could have a material adverse impact on our business.

We are regularly involved with claims, suits, purported class or representative actions, and may be involved in regulatory and government investigations and other proceedings, involving competition, intellectual property, data security and privacy, bankruptcy, tax and related compliance, labor and employment, commercial disputes, and other matters. Such claims, suits, actions, regulatory and government investigations, and other proceedings can impose a significant burden on management and employees, could prevent us from offering one or more of our applications, services, or features to others, could require us to change our technology or business practices, or could result in monetary damages, fines, civil or criminal penalties, reputational harm, or other adverse consequences. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. The litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact in our consolidated financial statements could occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

We may not be able to utilize a portion of our net operating loss or research tax credit carryforwards, which could adversely affect our profitability.

As of January 31, 2023, we had federal and state net operating loss carryforwards due to prior period losses. If not utilized, the pre-fiscal 2018 federal and the state net operating loss carryforwards expire in varying amounts between fiscal 2024 and fiscal 2044. The federal net operating losses generated in and after fiscal 2018 do not expire and may be carried forward indefinitely. We also have federal research tax credit carryforwards, which if not utilized will expire between fiscal 2024 and fiscal 2044. These net operating loss and research tax credit carryforwards could expire unused and be unavailable to reduce future income tax liabilities, which could adversely affect our profitability. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an "ownership change." A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

Unanticipated tax laws or any change in the application of existing tax laws to us or our customers, especially those limiting our ability to utilize our net operating loss and research tax credit carryforwards, may increase the costs of our services and adversely impact our profitability and business.

We operate and are subject to taxes in the United States and numerous other jurisdictions throughout the world. Changes to federal, state, local, or international tax laws on income, sales, use, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations are currently being considered by the United States and other countries where we do business. These contemplated legislative initiatives include, but are not limited to, changes to transfer pricing policies and definitional changes to permanent establishment that could be applied solely or disproportionately to services provided over the internet. These contemplated tax initiatives, if finalized and adopted by countries, may ultimately impact our effective tax rate and could adversely affect our sales activity resulting in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, and interest for past amounts. Existing tax laws, statutes, rules, regulations, or ordinances could also be interpreted, changed, modified, or applied adversely to our customers (possibly with retroactive effect), which could require our customers to pay additional tax amounts with respect to services we have provided, fines or penalties, and interest for past amounts. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, thereby adversely impacting our operating results and cash flows. If our customers must pay additional fines or penalties, it could adversely affect demand for our services.

Risks Related to Financial Matters

Because we encounter long sales cycles when selling to large customers and we recognize subscription services revenues over the term of the contract, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription services revenues over time as services are delivered to the customer, which typically occurs over a period of three years or longer. As a result, most of the subscription services revenues we report in each quarter are derived from the recognition of unearned revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscription contracts in any single quarter will likely have a minor impact on our revenue results for that quarter. However, such a decline will negatively affect our revenues in future quarters. Additionally, because much of our sales efforts are targeted at large enterprise customers, our sales cycles involve greater costs, longer sales cycles, the provision of greater levels of education regarding the use and benefits of our applications, less predictability in completing some of our sales, and varying deployment timeframes based on many factors including the number, type, and configuration of applications being deployed, the complexity, scale, and geographic dispersion of the customers' business and operations, the number of integrations with other systems, and other factors, many of which are beyond our control.

Our typical sales cycles are six to twelve months but can extend for eighteen months or more, and we expect that this lengthy sales cycle may continue or expand as customers increasingly adopt our applications beyond human capital management. Due to the uncertainty of the recent macroeconomic environment, we have started to see instances of increased scrutiny from existing and prospective customers and the lengthening of certain sales cycles, and expect this trend may continue. Longer sales cycles could cause our operating and financial results to suffer in a given period. Accordingly, the effect of significant downturns in sales and market acceptance of our applications, as well as potential changes in our pricing policies or rate of renewals, may not be fully reflected in our operating results until future periods. Additionally, we may be unable to adjust our cost structure to reflect any such changes in revenues. In addition, a majority of our costs are expensed as incurred, while revenues are recognized over the life of the customer agreement. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as subscription services revenues from new customers generally are recognized over the applicable subscription term. Furthermore, our subscription-based model is largely based on the size of our customers' employee headcount. Therefore, the addition or loss of employees by our customers, including any significant reductions in force by our customers or customer insolvencies resulting from severe economic hardship, could have an impact on our subscription services revenues in any given period. Although we have downside protection in our customer agreements in the form of base minimums, should there be any prolonged decrease in our customers' headcounts, we could experience reduced subscription services revenues upon renewal or potentially outside of the renewal period, which could materially impact our business and operating results in any given period.

Our historic revenue growth rates should not be viewed as indicative of our future performance.

Our revenue growth rates have declined and may decline again in the future as the size of our customer base and market penetration increases. In addition, our future rate of growth is subject to a number of uncertainties, including general economic and market conditions, including those caused by recent economic downturn, as well as risks associated with growing companies in rapidly changing industries. Other factors may also contribute to declines in our growth rates, including slowing demand for our services, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, and the maturation of our business, some of which may be magnified by macroeconomic conditions. As our growth rates decline, investors' perceptions of our business and the trading price of our securities could be adversely affected.

Additionally, our ability to accurately forecast our future rate of growth is limited. It is difficult to predict customer and other user adoption rates and demand for our applications, the future growth rate and size of the cloud computing market for our services, or the entry of competitive applications. Moreover, it has been, and due to recent macroeconomic events, rising rates of inflation and related interest rate increases, and concerns about a possible recession, we expect it will continue to be even more difficult for us to forecast our operating results. We plan our expense levels and investments on estimates of future revenues and anticipated rates of growth. If our growth does not meet estimates, we may not be able to adjust our spending quickly enough to avoid an adverse impact on our financial results as a consequence of spending that is not aligned with our actual performance.

Moreover, we have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, including the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties (which we use to plan our business) are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We have a history of cumulative losses, and we may not achieve or sustain profitability on a GAAP basis in the future.

Until recently, we had incurred significant net losses on a GAAP basis in each period since our inception in 2005 and our quarterly operating results may fluctuate in the future. We expect our operating expenses to increase in the future due to substantial investments we have made and continue to make to acquire new customers and develop our applications, anticipated increases in sales and marketing expenses, employee headcount growth expenses, product development expenses, operations costs, and general and administrative costs, and therefore we expect we may incur losses on a GAAP basis in the future. Furthermore, to the extent we are successful in increasing our customer base, we also expect to incur increased net losses in the acquisition period because costs associated with acquiring customers are generally incurred up front, while subscription services revenues are generally recognized ratably over the terms of the agreements, which are typically three years or longer. You should not consider any prior period GAAP-profitability and growth in revenues as indicative of our future performance. We cannot ensure that we will achieve GAAP profitability in the future or that, if we become GAAP-profitable in a certain period, we will sustain such profitability.

We have substantial indebtedness which may adversely affect our financial condition and operating results.

In April 2022, we issued $3.0 billion aggregate principal amount of senior notes, consisting of $1.0 billion aggregate principal amount of 3.500% notes due April 1, 2027 ("2027 Notes"), $750 million aggregate principal amount of 3.700% notes due April 1, 2029 ("2029 Notes"), and $1.25 billion aggregate principal amount of 3.800% notes due April 1, 2032 ("2032 Notes," and together with the 2027 Notes and the 2029 Notes, "Senior Notes"). Additionally, in April 2022, we entered into a credit agreement ("2022 Credit Agreement") which provides for a revolving credit facility in an aggregate principal amount of $1.0 billion.

We may incur substantial additional debt in the future, some of which may be secured debt. There can be no assurance that we will be able to repay this indebtedness when due, or that we will be able to refinance this indebtedness on acceptable terms or at all.

In addition, our indebtedness could, among other things:

- make it difficult for us to pay other obligations;
- make it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, debt service requirements, or other purposes;
- adversely affect our liquidity and result in a material adverse effect on our financial condition upon repayment of the indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to service and repay the indebtedness, reducing the amount of cash flow available for other purposes;
- limit our flexibility in planning for and reacting to changes in our business;
- increase our vulnerability to the impact of adverse economic conditions, including rising interest rates (which can make refinancing existing indebtedness more difficult or costly); and
- negatively impact our credit rating, which could limit our ability to obtain additional financing in the future and adversely affect our business.

Our Senior Notes and 2022 Credit Agreement also impose restrictions on us and require us to maintain compliance with specified covenants. For example, our 2022 Credit Agreement includes a financial covenant that requires us to maintain a specific leverage ratio. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable. Any required repayment of our debt as a result of a fundamental change or other acceleration would lower our current cash on hand such that we would not have those funds available for use in our business.

We are subject to risks associated with our equity investments, including partial or complete loss of invested capital, and significant changes in the fair value of this portfolio could adversely impact our financial results.

We invest in early to late stage companies for strategic reasons and to support key business initiatives, and we may not realize a return on our equity investments. Many such companies generate net losses and the market for their products, services, or technologies may be slow to develop or never materialize. These companies are often dependent on the availability of later rounds of financing from banks or investors on favorable terms to continue their operations. The financial success of our investment in any company is typically dependent on a liquidity event, such as a public offering, acquisition, or other favorable market event reflecting appreciation to the cost of our initial investment. The capital markets for public offerings and acquisitions are dynamic and the likelihood of liquidity events for the companies we have invested in could deteriorate, which could result in a loss of all or a substantial part of our investment in these companies.

Further, valuations of non-marketable equity investments are inherently complex due to the lack of readily available market data. In addition, we may experience additional volatility to our results of operations due to changes in market prices of our marketable equity investments and the valuation and timing of observable price changes or impairments of our non-marketable equity investments. Volatility in the global market conditions, including recent economic disruptions, inflation, and ongoing volatility in the public equity markets, may impact our equity investments. This volatility could be material to our results in any given quarter and may cause our stock price to decline. In addition, our ability to mitigate this volatility and realize gains on investments may be impacted by our contractual obligations to hold securities for a set period of time. For example, to the extent a company we have invested in undergoes an initial public offering ("IPO"), we may be subject to a lock-up agreement that restricts our ability to sell our securities for a period of time after the public offering or otherwise impedes our ability to mitigate market volatility in such securities.

Risks Related to Ownership of Our Class A Common Stock

Our Co-Founders have control over key decision making as a result of their control of a majority of our voting stock.

As of January 31, 2023, our Co-Founder and CEO Emeritus David Duffield, together with his affiliates, held voting rights with respect to approximately 45 million shares of Class B common stock and 0.4 million shares of Class A common stock. As of January 31, 2023, our Co-Founder, Co-CEO, and Chairperson Aneel Bhusri, together with his affiliates, held voting rights with respect to approximately 8 million shares of Class B common stock and 0.3 million shares of Class A common stock. In addition, Mr. Bhusri holds 0.1 million restricted stock units, which will be settled in an equivalent number of shares of Class A common stock. Further, Messrs. Duffield and Bhusri have entered into a voting agreement under which each has granted a voting proxy with respect to certain Class B common stock beneficially owned by him effective upon his death or incapacity as described in our registration statement on Form S-1 filed in connection with our IPO. Messrs. Duffield and Bhusri have each initially designated the other as their respective proxies. Accordingly, upon the death or incapacity of either Mr. Duffield or Mr. Bhusri, the other would individually continue to control the voting of shares subject to the voting proxy. Collectively, the shares described above represent a substantial majority of the voting power of our outstanding capital stock. As a result, Messrs. Duffield and Bhusri have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. As stockholders, even as controlling stockholders, they are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally.

In addition, Mr. Bhusri has the ability to control the management and affairs of our company as a result of his position as a member of our Board of Directors and an officer of Workday. Mr. Bhusri, in his capacity as a board member and officer, owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders.

The dual class structure of our common stock has the effect of concentrating voting control with our Co-Founders, as well as with other executive officers, directors, and affiliates, which limits or precludes the ability of non-affiliates to influence corporate matters.

Our Class B common stock has 10 votes per share and our Class A common stock, which is the stock that is publicly traded, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, directors, and other affiliates, together hold a substantial majority of the voting power of our outstanding capital stock as of January 31, 2023. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the conversion of all shares of all Class A and Class B shares to a single class of common stock on the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock. This concentrated control will limit or preclude the ability of non-affiliates to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Duffield and Mr. Bhusri retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock.

Our stock price has been volatile in the past and may be subject to volatility in the future.

The trading price of our Class A common stock has historically been volatile and could be subject to wide fluctuations in response to various factors, many of which are beyond our control. The factors that have and may in the future affect the trading price of our securities include, but are not limited to:

- overall performance of the equity markets;
- fluctuations in the valuation of companies perceived by investors to be comparable to us, such as high-growth or cloud companies, or in valuation metrics, such as our price to revenues ratio;
- guidance, as well as our ability to give guidance, as to our operating results and other financial metrics that we provide to the public, differences between our guidance and market expectations, our failure to meet our guidance, any withdrawal of previous guidance or changes from our historical guidance;
- the research and reports that securities or industry analysts publish about us or our business, and whether analysts who cover us downgrade our Class A common stock or publish unfavorable or inaccurate research about our business;
- variations in, and limitations of, the various financial and other metrics and modeling used by analysts in their research and reports about our business;
- announcements of technological innovations, new applications or enhancements to services, acquisitions, strategic alliances, or significant agreements by us or by our competitors;
- announcements of negative corporate developments by us or by our competitors and other high-growth or cloud companies including, among other things, any announcements related to security incidents;
- disruptions in our services due to computer hardware, software, or network problems;
- announcements of customer additions and customer cancellations or delays in customer purchases;
- recruitment or departure of key personnel;
- the economy as a whole, political and regulatory uncertainty, and market conditions in our industry and the industries of our customers;
- trading activity by directors, executive officers, and significant stockholders, or the perception in the market that the holders of a large number of shares intend to sell their shares;
- the size of our market float and significant stock option exercises;
- any future issuances of our securities;
- the inability to execute on our publicly announced program to repurchase up to $500 million of our outstanding shares of Class A common stock (the "Share Repurchase Program") as planned, including failure to meet internal or external expectations around the timing or price of share repurchases, and any reductions or discontinuances of repurchases thereunder;
- the impact of current macroeconomic conditions, including the ongoing COVID-19 pandemic and associated economic downturn, inflationary pressures, and recession;
- environmental, social, governance, ethical, and other issues impacting our brand;

- our operating performance and the performance of other similar companies; and
- the sale or availability for sale of a large number of shares of our Class A common stock in the public market.

Additionally, the stock markets have at times experienced extreme price and volume fluctuations that have affected and may in the future affect the market prices of equity securities of many companies. These fluctuations have, in some cases, been unrelated or disproportionate to the operating performance of these companies. Further, the trading prices of publicly traded shares of companies in our industry have been particularly volatile and may be very volatile in the future.

In the past, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

We may not realize the anticipated long-term stockholder value of our Share Repurchase Program.

In November 2022, our Board of Directors authorized the Share Repurchase Program under which we may repurchase up to $500 million of shares of our Class A common stock. The Share Repurchase Program has a term of 18 months, but the program may be modified, suspended, or terminated at any time. Such repurchases may be made through open market transactions, through privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1, in accordance with applicable securities laws and other restrictions.

Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of the Share Repurchase Program could cause our stock price to trade higher than it otherwise would and could potentially reduce the market liquidity for our stock. Although the Share Repurchase Program is intended to enhance long-term stockholder value, there is no assurance it will do so because the market price of our common stock may decline below the levels at which we repurchased shares and short-term stock price fluctuations could reduce the effectiveness of this program.

Repurchasing our common stock will reduce the amount of cash we have available to fund working capital, repayment of debt, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of the Share Repurchase Program. Furthermore, the timing and amount of any repurchases, if any, will be subject to liquidity, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests, and other relevant factors.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law ("DGCL") may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of Workday more difficult, including the following:

- any transaction that would result in a change in control of our company requires the approval of a majority of our outstanding Class B common stock voting as a separate class;
- our dual class common stock structure, which provides our Co-Founders with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;
- our Board of Directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
- when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock:
  - certain amendments to our restated certificate of incorporation or amended and restated bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock;
  - our stockholders will only be able to take action at a meeting of stockholders and not by written consent; and
  - vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;
- only our chairperson of the board, co-chief executive officers, co-presidents, or a majority of our Board of Directors are authorized to call a special meeting of stockholders;
- certain litigation against us can only be brought in Delaware;

- we will have two classes of common stock until the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without the approval of the holders of Class A common stock; and
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, Section 203 of the DGCL imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock, which may discourage, delay, or prevent a change in control of our company.

Furthermore, the change in control repurchase event provisions of our Senior Notes may delay or prevent a change in control of our company, because those provisions allow note holders to require us to repurchase such notes upon the occurrence of a fundamental change or change in control repurchase event.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could depress the market price of our securities.

The exclusive forum provision in our organizational documents may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

Our restated certificate of incorporation and our bylaws, to the fullest extent permitted by law, provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. There is uncertainty as to whether a court would enforce this exclusive forum provision with respect to claims under the Securities Act. If a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results.

Our bylaws include a provision providing that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act ("Federal Forum Provision"). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

In addition, neither the exclusive forum provision in our restated certificate of incorporation nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders' ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

General Risk Factors

Adverse economic conditions may negatively impact our business.

Our business depends on the overall demand for enterprise software and on the economic health of our current and prospective customers. Any significant weakening of the economy in the United States or abroad, limited availability of credit, reduction in business confidence and activity, decreased government spending, or economic uncertainty, all of which are being impacted by concerns of a domestic or global recession, the Russia-Ukraine conflict, inflation, and other macroeconomic factors, may continue to affect one or more of the sectors or countries in which we sell our applications. These economic conditions have arisen and can arise suddenly and the full impact of such conditions can be difficult to predict. In addition, geopolitical and domestic political developments, such as existing and potential trade wars and other events beyond our control, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Alternatively, a strong dollar could reduce demand for our applications and services in countries with relatively weaker currencies.

The impact of Brexit on EU-UK political, trade, economic and diplomatic relations continues to be uncertain and such impact may not be fully realized for several years or more. Continued uncertainty and friction may result in regulatory, operational, and cost challenges to our UK and global operations.

These adverse conditions have resulted and could continue to result in reductions in sales of our applications, longer sales cycles, reductions in subscription duration and value, customer bankruptcies, slower adoption of new technologies, and increased price competition. Any of these events would likely have an adverse effect on our business, financial condition, and operating results.

Catastrophic or climate-related events may disrupt our business.

Our corporate headquarters are located in Pleasanton, California, and we have data centers located in the United States, Canada, and Europe. The west coast of the United States contains active earthquake zones and the southeast is subject to seasonal hurricanes or other extreme weather conditions. Additionally, we rely on internal technology systems, our website, our network, and third-party infrastructure and enterprise applications, which are located in a wide variety of regions, for our development, marketing, operational support, hosted services, and sales activities. In the event of a major earthquake, hurricane, or other natural disaster, or a catastrophic event such as fire, power loss, telecommunications failure, vandalism, civil unrest, cyber-attack, geopolitical instability (including the Russia-Ukraine conflict), war, terrorist attack, insurrection, pandemics or other public health emergencies (including the ongoing COVID-19 pandemic), or the effects of climate change (such as drought, flooding, heat waves, wildfires, increased storm severity, and sea level rise), we may be unable to continue our operations and have, and may in the future, endure system interruptions, and may experience delays in our product development, lengthy interruptions in our services, breaches of data security, and loss of critical data, all of which could cause reputational harm or otherwise have an adverse effect on our business and operating results. In addition, the impacts of climate change on the global economy and our industry are rapidly evolving. We may be subject to increased regulations, reporting requirements, standards, or stakeholder expectations regarding climate change that may impact our business, financial condition, and operating results.

We may discover weaknesses in our internal controls over financial reporting, which may adversely affect investor confidence in the accuracy and completeness of our financial reports and consequently the market price of our securities.

As a public company, we are required to design and maintain proper and effective internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

The process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 is challenging and costly. In the future, we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be negatively affected, and we could become subject to investigations by the Financial Industry Regulatory Authority, the SEC, or other regulatory authorities, which could require additional financial and management resources. In addition, because we use Workday's financial management application, any problems that we experience with financial reporting and compliance could be negatively perceived by prospective or current customers, and negatively impact demand for our applications.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters, which includes operations and product development facilities, is located in Pleasanton, California. It consists of approximately 1.2 million square feet of owned facilities and a 6.9 acre parcel of leased land. The land lease will expire in 2108. In addition, we lease office space in various locations, including North America, Europe, and Asia Pacific, and data center capacity throughout North America and Europe.

We believe that our facilities are suitable to meet our current needs. In the future, we may expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available on commercially reasonable terms to accommodate any such growth.

ITEM 3. LEGAL PROCEEDINGS

We are regularly involved with claims, suits, purported class or representative actions, and may be involved in regulatory and government investigations and other proceedings, involving competition, intellectual property, data security and privacy, bankruptcy, tax and related compliance, labor and employment, commercial disputes, and other matters. Such claims, suits, actions, regulatory and government investigations, and other proceedings can impose a significant burden on management and employees, could prevent us from offering one or more of our applications, services, or features to others, could require us to change our technology or business practices, or could result in monetary damages, fines, civil or criminal penalties, reputational harm, or other adverse consequences.

These claims, suits, actions, regulatory and government investigations, and other proceedings may include speculative, substantial, or indeterminate monetary amounts. We record a liability when we believe that it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both the likelihood of there being a liability and the estimated amount of a liability related to such matters. With respect to our outstanding matters, based on our current knowledge, we believe that the amount or range of reasonably possible liability will not, either individually or in aggregate, have a material adverse effect on our business, financial condition, operating results, or cash flows. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol "WDAY". Our Class B common stock is not listed or traded on any stock exchange.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

Stockholders

As of February 23, 2023, there were 23 stockholders of record of our Class A common stock, including The Depository Trust Company, which holds shares of our common stock on behalf of an indeterminate number of beneficial owners, as well as 68 stockholders of record of our Class B common stock.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for more information regarding securities authorized for issuance.

Stock Performance Graph

The following shall not be deemed "soliciting material" or deemed "filed" for purposes of Section 18 of the Exchange Act, or subject to Regulation 14A or 14C, other than as provided by this Item 5, or to the liabilities of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the S&P 500 Index and the S&P 1500 Application Software Index. The chart assumes $100 was invested at the close of market on January 31, 2018, in our Class A common stock, the S&P 500 Index, and the S&P 1500 Application Software Index, and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Company/Index	1/31/2018	1/31/2019	1/31/2020	1/31/2021	1/31/2022	1/31/2023
Workday, Inc.	$ 100.00	$ 151.41	$ 154.00	$ 189.78	$ 211.04	$ 151.33
S&P 500 Index	100.00	97.68	118.84	139.32	171.75	157.60
S&P 1500 Application Software Index	100.00	120.67	161.22	212.71	235.90	191.10

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

The table below sets forth information regarding our purchases of our Class A common stock during the three months ended January 31, 2023 (in thousands, except per share data):

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs [1]
November 1, 2022 - November 30, 2022	—	$ —	—	$ —
December 1, 2022 - December 31, 2022	181	165.72	181	470,001
January 1, 2023 - January 31, 2023	269	165.76	269	425,334
Total	450		450	

(1) In November 2022, our Board of Directors authorized the repurchase of up to $500 million of our outstanding shares of Class A common stock. We may repurchase shares of Class A common stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions. The timing and total amount of shares repurchased will depend upon business, economic, and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The Share Repurchase Program has a term of 18 months, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A common stock. All repurchases disclosed in this table were made pursuant to the publicly announced Share Repurchase Program. For further information, see Note 14, Stockholders' Equity of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in "Risk Factors" included in Part I, Item 1A of this report.

The following discussion of our financial condition and results of operations covers fiscal 2023 and 2022 items and year-over-year comparisons between fiscal 2023 and 2022. Discussions of fiscal 2021 items and year-over-year comparisons between fiscal 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2022, that was filed with the SEC on February 28, 2022.

Overview

Workday delivers applications for financial management, spend management, human capital management, planning, and analytics. With Workday, our customers have a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations. Our diverse customer base includes medium-sized and large, global organizations within numerous industry categories, including professional and business services, financial services, healthcare, education, government, technology, media, retail, and hospitality.

We have achieved significant growth since our inception in 2005, with a substantial amount of our growth coming from new customers. Our current financial focus is on growing our revenues and expanding both our customer base and our footprint within our existing customers. While we have a history of GAAP operating losses, we strive to invest in a disciplined manner across all of our functional areas to sustain continued near-term revenue growth and support our long-term initiatives. We expect our product development, sales and marketing, and general and administrative expenses as a percentage of total revenues will decrease over the longer term as we grow our revenues, and we anticipate that we will gain economies of scale by increasing our customer base without direct incremental development costs.

We plan to reinvest a significant portion of our incremental revenues in future periods to grow our business. We have invested and expect to continue to invest heavily in our product development efforts to deliver additional compelling applications, enhance existing applications, and to address customers' evolving needs. In addition, we plan to continue to expand our ability to sell our applications globally, particularly in Europe and Asia-Pacific, by investing in product development and customer support to address the business needs of targeted local markets, increasing our sales organization and marketing programs, acquiring and leasing additional office space, and expanding our ecosystem of service partners to support local deployments. We expect to make further significant investments in our data center capacity and equipment and third-party hosted infrastructure platforms as we plan for future growth. We are also investing in personnel to support our growing customer base.

We regularly evaluate acquisition and investment opportunities in complementary businesses, employee teams, services, technologies, and intellectual property rights in an effort to expand our product and service offerings. For example, in fiscal 2022, we acquired Peakon, a continuous listening platform that captures real-time employee sentiment, Zimit, a configure, price, quote solution built for services industries, and VNDLY, a cloud-based external workforce and vendor management technology. We expect to continue making such acquisitions and investments in the future. While we remain focused on improving operating margin, these acquisitions and investments will increase our costs on an absolute basis in the near term. Many of these investments will occur in advance of experiencing any direct benefit from them and could make it difficult to determine if we are allocating our resources efficiently.

Since inception, we have also invested heavily in our professional services organization to help ensure that customers successfully deploy and adopt our applications. Additionally, we continue to expand our professional services partner ecosystem to further support our customers. We believe our investment in professional services, as well as partners building consulting practices around Workday and helping to deliver additional innovation and solutions, will drive additional customer subscriptions and continued growth in revenues. Due to our ability to leverage the expanding partner ecosystem, we expect the rate of professional services revenue growth to decline over time and continue to be lower than subscription revenue growth.

Impact of Current Economic Conditions

Recent macroeconomic events including higher inflation, the U.S. Federal Reserve raising interest rates, the COVID-19 pandemic, and the Russian invasion of Ukraine have negatively impacted the global economy, disrupted global supply chains, and created significant uncertainty, volatility, and disruption of financial markets. Despite the continuing uncertainty associated with these events, we are confident in the long-term overall health of our business, the strength of our product offerings, and our ability to continue to execute on our strategy and help our customers on their HR and finance digital transformation journeys. Demand for our products remains strong, and we continue to achieve solid new subscription bookings.

Our near-term revenues are relatively predictable as a result of our subscription-based business model. We have experienced, and may continue to experience, the lengthening of certain sales cycles, particularly within net new opportunities. If the economic uncertainty continues, we may also experience a negative impact on customer renewals, sales and marketing efforts, revenue growth rates, customer deployments, customer collections, product development, or other financial metrics. Any of these factors could harm our business, financial condition, and operating results. For further discussion of the potential impacts of recent macroeconomic events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Financial Results Overview

The following table provides an overview of our key metrics (in thousands, except percentages, basis points, and headcount data):

	As of and for the Years Ended January 31,		
	2023	2022	Change
Total revenues	$ 6,215,818	$ 5,138,798	21 %
Subscription services revenues	$ 5,567,206	$ 4,546,313	22 %
GAAP operating income (loss)	$ (222,200)	$ (116,450)	91 %
Non-GAAP operating income [1]	$ 1,209,636	$ 1,149,704	5 %
GAAP operating margin	(3.6)%	(2.3)%	(130 bps)
Non-GAAP operating margin [1]	19.5 %	22.4 %	(290 bps)
Operating cash flows	$ 1,657,195	$ 1,650,704	0 %
Total subscription revenue backlog	$16,448,155	$12,806,855	28 %
24-month subscription revenue backlog	$ 9,677,373	$ 7,975,554	21 %
Cash, cash equivalents, and marketable securities	$ 6,121,394	$ 3,644,161	68 %
Headcount	17,744	15,204	17 %

[1] See "Non-GAAP Financial Measures" below for further information.

Components of Results of Operations

Revenues

We derive our revenues from subscription services and professional services. Subscription services revenues primarily consist of fees that give our customers access to our cloud applications, which include related customer support. Professional services revenues include fees for deployment services, optimization services, and training.

Subscription services revenues accounted for approximately 90% of our total revenues during fiscal 2023, and represented 96% of our total unearned revenue as of January 31, 2023. Subscription services revenues are driven primarily by the number of customers, the number of workers at each customer, the specific applications subscribed to by each customer, and the price of our applications.

The mix of applications to which each customer subscribes can affect our financial performance due to price differentials in our applications. Pricing for our applications varies based on many factors, including the complexity and maturity of the application and its acceptance in the marketplace. New products or services offerings by competitors in the future could also impact the mix and pricing of our offerings.

Subscription services revenues are recognized over time as services are delivered and consumed concurrently over the contractual term, beginning on the date our service is made available to the customer. Our subscription contracts typically have a term of three years or longer and are generally noncancelable. We generally invoice our customers annually in advance. Amounts that have been invoiced are initially recorded as unearned revenue.

Our consulting engagements are billed on a time and materials basis or a fixed price basis. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed. In some cases, we supplement our consulting teams by subcontracting resources from our service partners and deploying them on customer engagements. As the Workday-related consulting practices of our partner firms continues to develop, we expect these partners to increasingly contract directly with our subscription customers.

Subscription Revenue Backlog

Our subscription revenue backlog, which is also referred to as remaining performance obligations for subscription contracts, represents contracted subscription services revenues that have not yet been recognized and includes billed and unbilled amounts. Subscription revenue backlog may fluctuate from period to period due to a number of factors, including the timing of renewals and overall renewal rates, new business growth, average contract duration, and seasonality.

Costs and Expenses

Costs of subscription services revenues. Costs of subscription services revenues consist primarily of employee-related expenses associated with hosting our applications and providing customer support, expenses related to data centers and computing infrastructure operated by third parties, and depreciation of computer equipment and software.

Costs of professional services revenues. Costs of professional services revenues consist primarily of employee-related expenses associated with these services, subcontractor expenses, and travel expenses.

Product development expenses. Product development expenses consist primarily of employee-related expenses associated with our efforts to add new features and applications, increase functionality, and enhance the ease of use of our cloud applications.

Sales and marketing expenses. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing programs, and travel expenses. Marketing programs consist of advertising, events, corporate communications, brand awareness, brand ambassador campaigns, and product marketing activities. Sales commissions are considered incremental costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and amortized on a straight-line basis over a period of benefit that we have determined to be five years.

General and administrative expenses. General and administrative expenses consist of employee-related expenses for finance and accounting, legal, HR, information systems personnel, professional fees, and other corporate expenses.

Results of Operations

Revenues

Our total revenues for fiscal 2023, 2022, and 2021, were as follows (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
Subscription services	$ 5,567,206	$ 4,546,313	$ 3,788,452
Professional services	648,612	592,485	529,544
Total revenues	$ 6,215,818	$ 5,138,798	$ 4,317,996

Total revenues were $6.2 billion for fiscal 2023, compared to $5.1 billion for fiscal 2022, an increase of $1.1 billion, or 21%. Subscription services revenues were $5.6 billion for fiscal 2023, compared to $4.5 billion for fiscal 2022, an increase of $1.0 billion, or 22%. The increase in subscription services revenues was primarily due to an increased number of customer contracts and strong customer renewals, with gross and net retention rates over 95% and over 100%, respectively. Professional services revenues were $649 million for fiscal 2023, compared to $592 million for fiscal 2022, an increase of $56 million, or 9%. The increase in professional services revenues was primarily due to Workday performing deployment and integration services for higher valued contracts.

Subscription Revenue Backlog

As of January 31, 2023, our total subscription revenue backlog was $16.4 billion, with $9.7 billion expected to be recognized in revenues over the next 24 months. As of January 31, 2022, our total subscription revenue backlog was $12.8 billion, with $8.0 billion expected to be recognized in revenues over the next 24 months. The increase in subscription revenue backlog during fiscal 2023 was primarily driven by the addition of new customers, expansion of our product offerings with existing customers, and the timing of renewals.

Operating Expenses

GAAP operating expenses were $6.4 billion for fiscal 2023, compared to $5.3 billion for fiscal 2022, an increase of $1.2 billion, or 23%. The increase in GAAP operating expenses was primarily due to an increase of $845 million in employee-related expenses, including share-based compensation. The main driver for the increase in employee-related expenses was higher headcount. We also recognized $40 million of expense from the workforce realignment announced in the fourth quarter of fiscal 2023. Additionally, we incurred costs related to our performance-based cash bonus program that we introduced in the fourth quarter of fiscal 2022 for all employees not covered under an existing cash incentive plan ("performance-based cash bonus program"). This program replaced our performance based restricted stock unit ("PRSU") bonus program, resulting in a net increase of $36 million. Further, we changed the vesting dates of all unvested restricted stock units ("RSU") from the 15th to the 5th of each month which resulted in an acceleration of share-based compensation expense of $28 million in the fourth quarter of fiscal 2023.

Additional increases within GAAP operating expenses included $94 million in facilities and IT-related expenses partly driven by our employees returning to our offices, $75 million in third-party expenses for hardware maintenance and data center capacity reflecting our continued investment in our technical operations infrastructure, and $54 million in travel expenses and $51 million related to marketing programs partly driven by a return to in-person events.

Non-GAAP operating expenses were $5.0 billion for fiscal 2023, compared to $4.0 billion for fiscal 2022, an increase of $1.0 billion, or 25%. The increase in non-GAAP operating expenses included $686 million in employee-related expenses primarily due to higher headcount, of which $102 million was related to the new performance-based cash bonus program, and $34 million was related to the workforce realignment. Additionally, there were increases of $94 million in facilities and IT-related expenses partly driven by our employees returning to our offices, $75 million in third-party expenses for hardware maintenance and data center capacity reflecting our continued investment in our technical operations infrastructure, and $54 million in travel expenses and $51 million related to marketing programs partly driven by a return to in-person events. Non-GAAP operating expenses were calculated by excluding share-based compensation expenses and certain other expenses, which consist of employer payroll tax-related items on employee stock transactions and amortization of acquisition-related intangible assets. See "Non-GAAP Financial Measures" below for further information.

Reconciliations of our GAAP to non-GAAP operating expenses were as follows (in thousands):

	Year Ended January 31, 2023			
	GAAP Operating Expenses	Share-Based Compensation Expenses	Other Operating Expenses [1]	Non-GAAP Operating Expenses [2]
Costs of subscription services	$ 1,011,447	$ (106,119)	$ (59,769)	$ 845,559
Costs of professional services	703,731	(110,216)	(6,678)	586,837
Product development	2,270,660	(618,973)	(23,162)	1,628,525
Sales and marketing	1,848,093	(249,248)	(42,490)	1,556,355
General and administrative	604,087	(210,066)	(5,115)	388,906
Total costs and expenses	$ 6,438,018	$ (1,294,622)	$ (137,214)	$ 5,006,182

	Year Ended January 31, 2022			
	GAAP Operating Expenses	Share-Based Compensation Expenses	Other Operating Expenses [1]	Non-GAAP Operating Expenses [2]
Costs of subscription services	$ 795,854	$ (85,713)	$ (54,551)	$ 655,590
Costs of professional services	632,241	(113,443)	(11,181)	507,617
Product development	1,879,220	(543,135)	(32,935)	1,303,150
Sales and marketing	1,461,921	(215,692)	(47,457)	1,198,772
General and administrative	486,012	(154,422)	(7,625)	323,965
Total costs and expenses	$ 5,255,248	$ (1,112,405)	$ (153,749)	$ 3,989,094

	Year Ended January 31, 2021			
	GAAP Operating Expenses	Share-Based Compensation Expenses	Other Operating Expenses [1]	Non-GAAP Operating Expenses [2]
Costs of subscription services	$ 611,912	$ (63,253)	$ (34,799)	$ 513,860
Costs of professional services	586,220	(101,869)	(6,486)	477,865
Product development	1,721,222	(505,376)	(27,567)	1,188,279
Sales and marketing	1,233,173	(202,819)	(35,797)	994,557
General and administrative	414,068	(131,537)	(6,337)	276,194
Total costs and expenses	$ 4,566,595	$ (1,004,854)	$ (110,986)	$ 3,450,755

(1)   Other operating expenses include amortization of acquisition-related intangible assets of $86 million, $78 million, and $60 million for fiscal 2023, 2022, and 2021, respectively. In addition, other operating expenses include employer payroll tax-related items on employee stock transactions of $52 million, $76 million, and $51 million for fiscal 2023, 2022, and 2021, respectively.

(2)   See "Non-GAAP Financial Measures" below for further information.

Costs of Subscription Services

GAAP operating expenses in costs of subscription services were $1.0 billion for fiscal 2023, compared to $796 million for fiscal 2022, an increase of $216 million, or 27%. The increase in costs of subscription services included increases of $100 million in employee-related expenses, including share-based compensation, primarily due to higher headcount, $60 million in third-party expenses for hardware maintenance and data center capacity, and $23 million in facilities and IT-related expenses.

Non-GAAP operating expenses in costs of subscription services were $846 million for fiscal 2023, compared to $656 million for fiscal 2022, an increase of $190 million, or 29%. The increase in costs of subscription services included increases of $81 million in employee-related expenses primarily due to higher headcount, $60 million in third-party expenses for hardware maintenance and data center capacity, and $23 million in facilities and IT-related expenses.

We expect GAAP and non-GAAP operating expenses in costs of subscription services will continue to increase in absolute dollars as we improve and expand our technical operations infrastructure, including our data centers and computing infrastructure operated by third parties.

Costs of Professional Services

GAAP operating expenses in costs of professional services were $704 million for fiscal 2023, compared to $632 million for fiscal 2022, an increase of $71 million, or 11%. The increase in costs of professional services included an increase of $48 million in employee-related expenses, including share-based compensation, primarily due to higher headcount.

Non-GAAP operating expenses in costs of professional services were $587 million for fiscal 2023, compared to $508 million for fiscal 2022, an increase of $79 million, or 16%. The increase in costs of professional services included an increase of $56 million in employee-related expenses primarily due to higher headcount.

We expect GAAP and non-GAAP costs of professional services as a percentage of total revenues to continue to decline as we continue to rely on our service partners to deploy our applications and as the number of our customers continues to grow.

Product Development

GAAP operating expenses in product development were $2.3 billion for fiscal 2023, compared to $1.9 billion for fiscal 2022, an increase of $391 million, or 21%. The increase in product development expenses included increases of $346 million in employee-related expenses, including share-based compensation, primarily due to higher headcount and $32 million in facilities and IT-related expenses.

Non-GAAP operating expenses in product development were $1.6 billion for fiscal 2023, compared to $1.3 billion for fiscal 2022, an increase of $325 million, or 25%. The increase in product development expenses included increases of $279 million in employee-related expenses primarily due to higher headcount, of which $62 million was related to the new performance-based cash bonus program, and $32 million in facilities and IT-related expenses.

We expect GAAP and non-GAAP product development expenses will continue to increase in absolute dollars as we improve and extend our applications and develop new technologies.

Sales and Marketing

GAAP operating expenses in sales and marketing were $1.8 billion for fiscal 2023, compared to $1.5 billion for fiscal 2022, an increase of $386 million, or 26%. The increase in sales and marketing expenses included increases of $255 million in employee-related expenses, including share-based compensation, primarily due to higher headcount and $48 million related to marketing programs and $33 million in travel expenses partly driven by a return to in-person events.

Non-GAAP operating expenses in sales and marketing were $1.6 billion for fiscal 2023, compared to $1.2 billion for fiscal 2022, an increase of $358 million, or 30%. The increase in sales and marketing expenses included increases of $227 million in employee-related expenses primarily due to higher headcount and $48 million related to marketing programs and $33 million in travel expenses partly driven by a return to in-person events.

We expect GAAP and non-GAAP sales and marketing expenses to increase in absolute dollars as we continue to invest in our domestic and international selling and marketing activities to expand brand awareness and attract new customers.

General and Administrative

GAAP operating expenses in general and administrative were $604 million for fiscal 2023, compared to $486 million for fiscal 2022, an increase of $118 million, or 24%. The increase in general and administrative expenses included an increase of $96 million in employee-related expenses, including share-based compensation, primarily due to higher headcount.

Non-GAAP operating expenses in general and administrative were $389 million for fiscal 2023, compared to $324 million for fiscal 2022, an increase of $65 million, or 20%. The increase in general and administrative expenses included an increase of $43 million in employee-related expenses primarily due to higher headcount.

We expect GAAP and non-GAAP general and administrative expenses will continue to increase in absolute dollars as we further invest in our infrastructure and support our global expansion.

Operating Margin

GAAP operating margin declined from (2.3)% for fiscal 2022 to (3.6)% for fiscal 2023, primarily related to increases in expenses due to higher headcount, a return to travel and in-person events, the workforce realignment, the rollout of the performance-based cash bonus program, an acceleration of share-based compensation expense caused by modifying the vesting dates of all unvested RSUs from the 15th to the 5th of each month, and other growth investments made across the business. These increases were offset in part by higher revenues.

Non-GAAP operating margin declined from 22.4% for fiscal 2022 to 19.5% for fiscal 2023, primarily related to increases in expenses due to higher headcount, the rollout of the performance-based cash bonus program, a return to travel and in-person events, the workforce realignment, and other growth investments made across the business, offset in part by higher revenues. Non-GAAP operating margin was calculated using GAAP revenues and non-GAAP operating expenses. See "Non-GAAP Financial Measures" below for further information.

Reconciliations of our GAAP to non-GAAP operating income (loss) and operating margin were as follows (in thousands, except percentages):

| | Year Ended January 31, 2023 | | | |
	GAAP	Share-Based Compensation Expenses	Other Operating Expenses	Non-GAAP [(1)]
Operating income (loss)	$ (222,200)	$ 1,294,622	$ 137,214	$ 1,209,636
Operating margin	(3.6)%	20.8 %	2.3 %	19.5 %

| | Year Ended January 31, 2022 | | | |
	GAAP	Share-Based Compensation Expenses	Other Operating Expenses	Non-GAAP [(1)]
Operating income (loss)	$ (116,450)	$ 1,112,405	$ 153,749	$ 1,149,704
Operating margin	(2.3)%	21.6 %	3.1 %	22.4 %

| | Year Ended January 31, 2021 | | | |
	GAAP	Share-Based Compensation Expenses	Other Operating Expenses	Non-GAAP [(1)]
Operating income (loss)	$ (248,599)	$ 1,004,854	$ 110,986	$ 867,241
Operating margin	(5.8)%	23.3 %	2.6 %	20.1 %

(1)   See "Non-GAAP Financial Measures" below for further information.

Other Income (Expense), Net

We had other income (expense), net of $(38) million, $133 million, and $(27) million during fiscal 2023, 2022, and 2021, respectively.

Other expense, net in fiscal 2023 was primarily due to interest expense of $102 million on our debt primarily related to the Senior Notes and losses of $27 million on our equity investments. Expenses were offset by interest income of $98 million on our marketable securities from higher investment balances and rising interest rates.

Other income, net in fiscal 2022 was primarily due to gains of $144 million on our equity investments, the majority of which related to an equity investment that completed its IPO during the period, offset by interest expense of $17 million on our debt.

Non-GAAP Financial Measures

Regulation S-K Item 10(e), "Use of non-GAAP financial measures in Commission filings," defines and prescribes the conditions for use of non-GAAP financial information. Our measures of non-GAAP operating expenses, non-GAAP operating income (loss), and non-GAAP operating margin meet the definition of non-GAAP financial measures.

Non-GAAP Operating Expenses, Non-GAAP Operating Income (Loss), and Non-GAAP Operating Margin

We use the non-GAAP financial measures of non-GAAP operating expenses, non-GAAP operating income (loss), and non-GAAP operating margin to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, for short- and long-term operating plans, and to evaluate our financial performance. We believe that these non-GAAP measures reflect our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business.

Our non-GAAP operating expenses, non-GAAP operating income (loss), and non-GAAP operating margin exclude the components listed below. For the reasons set forth below, we believe that excluding these components provides useful information to investors and others in understanding and evaluating our operating results and prospects in the same manner as management, in comparing financial results across accounting periods and to those of peer companies, and to better understand the long-term performance of our core business.

- *Share-Based Compensation Expenses.* Although share-based compensation is an important aspect of the compensation of our employees and executives, we believe it is useful to exclude share-based compensation expenses to better understand the long-term performance of our core business and to facilitate comparison of our results to those of peer companies. Share-based compensation expenses are determined using a number of factors, including our stock price, volatility, and forfeiture rates that are beyond our control and generally unrelated to operational decisions and performance in any particular period. Further, share-based compensation expenses are not reflective of the value ultimately received by the grant recipients.

- *Other Operating Expenses.* Other operating expenses includes employer payroll tax-related items on employee stock transactions and amortization of acquisition-related intangible assets. The amount of employer payroll tax-related items on employee stock transactions is dependent on our stock price and other factors that are beyond our control and do not correlate to the operation of the business. For business combinations, we generally allocate a portion of the purchase price to intangible assets. The amount of the allocation is based on estimates and assumptions made by management and is subject to amortization. The amount of purchase price allocated to intangible assets and the term of its related amortization can vary significantly and are unique to each acquisition and thus we do not believe it is reflective of ongoing operations. Although we exclude the amortization of acquisition-related intangible assets from these non-GAAP measures, we believe that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

Limitations on the Use of Non-GAAP Financial Measures

A limitation of our non-GAAP financial measures of non-GAAP operating expenses, non-GAAP operating income (loss), and non-GAAP operating margin is that they do not have uniform definitions. Our definitions will likely differ from the definitions used by other companies, including peer companies, and therefore comparability may be limited. Further, the non-GAAP financial measure of non-GAAP operating expenses has certain limitations because it does not reflect all items of expense that affect our operations and are reflected in the GAAP financial measure of total operating expenses. In the case of share-based compensation, if we did not pay out a portion of compensation in the form of share-based compensation and related employer payroll tax-related items, the cash salary expense included in operating expenses would be higher, which would affect our cash position.

We compensate for these limitations by reconciling the non-GAAP financial measures to the most comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure, and to view our non-GAAP financial measures in conjunction with the most comparable GAAP financial measures.

See "Results of Operations—Operating Expenses" and "Results of Operations—Operating Margin" for reconciliations from the most directly comparable GAAP financial measures of GAAP operating expenses, GAAP operating income (loss), and GAAP operating margin, to the non-GAAP financial measures of non-GAAP operating expenses, non-GAAP operating income (loss), and non-GAAP operating margin, for fiscal 2023, 2022, and 2021.

Liquidity and Capital Resources

As of January 31, 2023, our principal sources of liquidity were cash, cash equivalents, and marketable securities totaling $6.1 billion, which were primarily held for working capital purposes. Our cash equivalents and marketable securities are composed of, in order from largest to smallest, U.S. treasury securities, commercial paper, corporate bonds, U.S. agency obligations, money market funds, and marketable equity investments. We have financed our operations primarily through customer payments, issuance of debt, and sales of our common stock.

We believe our existing cash, cash equivalents, marketable securities, cash provided by operating activities, unbilled amounts related to the remaining term of contracted noncancelable subscription agreements, which are not reflected on the Consolidated Balance Sheets, and, if necessary, our borrowing capacity under our 2022 Credit Agreement that provides for $1.0 billion of unsecured financing, are sufficient to meet our working capital, capital expenditure, and debt repayment needs over the next 12 months.

Our long-term future capital requirements depend on many factors, including the effects of macroeconomic trends, customer growth rates, subscription renewal activity, headcount growth, the timing and extent of development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, the timing and costs associated with the construction or acquisition of additional facilities, and our investment and acquisition activities. As part of our strategy, we may choose to seek additional debt or equity financing.

Our cash flows fiscal 2023, 2022, and 2021 were as follows (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Net cash provided by (used in):			
Operating activities	$ 1,657,195	$ 1,650,704	$ 1,268,441
Investing activities	(2,505,926)	(1,607,426)	(1,241,624)
Financing activities	1,203,821	110,251	625,049
Effect of exchange rate changes	(595)	(705)	1,334
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 354,495	$ 152,824	$ 653,200

Operating Activities

Cash provided by operating activities was $1.7 billion for both fiscal 2023 and 2022. In fiscal 2023, increased sales and related cash collections were offset by cash outlays related to higher headcount, return to travel and in-person events, a one-time intellectual property transfer tax payment, an interest payment on our Senior Notes, and other growth investments across the business.

We expect our business to continue to generate sufficient operating cash flows; however, if the economic uncertainty caused by recent macroeconomic events worsens or is prolonged, our customers may request payment timing concessions, which could materially impact the timing and predictability of our operating cash flows in any given period.

Investing Activities

Cash used in investing activities for fiscal 2023 was $2.5 billion, which primarily resulted from purchases of marketable securities, net of maturities, of $2.2 billion using the proceeds from the Senior Notes offering, capital expenditures for data center and office space projects of $360 million, and purchases of non-marketable equity and other investments of $23 million. These payments were partially offset by proceeds of $116 million from sales of marketable and non-marketable securities.

Cash used in investing activities for fiscal 2022 was $1.6 billion, which was primarily related to cash consideration for the acquisitions of VNDLY, Zimit, and Peakon, net of cash acquired, of $1.2 billion. Cash used in investing activities also included capital expenditures of $264 million mainly for data center projects, the purchase of leased office space within our corporate headquarters from an affiliate of our Co-Founder and CEO Emeritus, David Duffield, of $171 million, purchases of non-marketable equity and other investments of $123 million, and a cash outflow from the timing of purchases and maturities of marketable securities of $55 million. These payments were partially offset by proceeds of $199 million from sales of marketable securities.

We expect capital expenditures will be approximately $340 million in fiscal 2024. This includes investments in our office facilities, corporate IT infrastructure, and customer data centers to support our continued growth.

Financing Activities

For fiscal 2023, cash provided by financing activities was $1.2 billion, which was primarily due to proceeds of $3.0 billion from borrowings on the Senior Notes, net of debt discount of $22 million, and $152 million from the issuance of common stock from employee equity plans, offset by the principal payment of $1.15 billion in connection with the conversion of our 0.25% convertible senior notes ("2022 Notes"), repayment of the term loan under the credit agreement entered into in April 2020 ("2020 Credit Agreement") of $694 million, and repurchases of common stock under the Share Repurchase Program of $75 million.

For fiscal 2022, cash provided by financing activities was $110 million, which was primarily due to proceeds of $148 million from the issuance of common stock from employee equity plans, offset by payments of $38 million on the term loan under the 2020 Credit Agreement.

Share Repurchase Program

In November 2022, our Board of Directors authorized the repurchase of up to $500 million of our outstanding shares of Class A common stock. The Share Repurchase Program will have a term of 18 months, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A common stock. During fiscal 2023, we repurchased approximately 0.5 million shares of Class A common stock for approximately $75 million at an average price per share of $165.75. All repurchases were made in open market transactions. As of January 31, 2023, we were authorized to purchase a remaining $425 million of our outstanding shares of Class A common stock under the Share Repurchase Program.

Contractual Obligations

Our contractual obligations primarily consist of borrowings under our Senior Notes, leases for office space and co-location facilities for data center capacity, agreements for third-party hosted infrastructure platforms for business operations, and other purchase obligations entered into in the ordinary course of business. The table below includes our material contractual obligations, excluding imputed interest, as of January 31, 2023 (in thousands). For further information, see the associated Notes to Consolidated Financial Statements included in Part II, Item 8 of this report referenced in the table below.

| | | Payments Due by Period | | |
	Total	Short-term	Long-term	Reference
Senior Notes [1]	$ 3,752,375	$ 110,250	$ 3,642,125	Note 11
Operating leases	300,821	97,387	203,434	Note 12
Third-party hosted infrastructure platform obligations	547,626	40,000	507,626	Note 13
Other purchase obligations	372,273	115,386	256,887	Note 13
	$ 4,973,095	$ 363,023	$ 4,610,072	

(1) Consists of principal and interest payments on the Senior Notes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgements, and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, judgements, and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report, the following accounting policies and specific estimates involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and operating results.

Revenue Recognition

We derive our revenues from subscription services and professional services. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for services rendered.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenues when, or as, we satisfy a performance obligation.

We believe the area we apply the most critical judgement when determining revenue recognition relates to the identification of distinct performance obligations.

Identification of Performance Obligations

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Our contracts with customers may include multiple promises to transfer services to a customer. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as a single performance obligation may require significant judgment that requires us to assess the nature of the promise and the value delivered to the customer.

Our primary performance obligations consist of subscription services and professional services. We satisfy these performance obligations over time as we transfer the promised services to our customers. Subscription services are made up of a daily requirement to deliver the service to the customer. Each day the delivery of the service provides value to the customer and each day represents a measure toward completion of the service. As such, subscription services meet the criteria to be a series of distinct services. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date, and the contractual dependence of the service on the customer's satisfaction with the professional services work. To date, we have concluded that professional services included in contracts with multiple performance obligations are generally distinct as the professional services are not interrelated with subscription services nor do they result in significant customization of the subscription service. As such, we view professional services as a performance obligation to the customer.

At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation. For contracts that contain multiple performance obligations, we assess each promise separately and allocate the transaction price on a relative standalone selling price ("SSP") basis. We apply significant judgment in identifying and evaluating any terms and conditions in contracts which may impact revenue recognition.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and then amortized on a straight-line basis over a period of benefit that we have determined to be five years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors.

Periodically, we review whether events or changes in circumstances have occurred that could impact the period of benefit. Any future changes in circumstances around the terms of our initial and renewal contracts, customer attrition, underlying technology life, and certain other factors may materially change the period of benefit and therefore the amortization amounts recognized on the Consolidated Statements of Operations. There was no change to the period of benefit during the periods presented.

Business Combinations, Goodwill, and Acquisition-Related Intangible Assets

We allocate the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess recorded to goodwill. The purchase price allocation process requires us to make significant estimates and assumptions related to the fair value of identifiable intangible assets, deferred tax asset valuation allowances, liabilities related to uncertain tax positions, and contingencies. Critical estimates used in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer contracts, expected life cycle and innovation timelines for acquired technologies, forecasted customer attrition rates and revenue growth, the fair value of pre-existing relationships, royalty rates for comparable market technologies, and discount rates. The amounts and estimated useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

We test goodwill and acquisition-related intangible assets for impairment on an annual basis, or more frequently if a significant event or circumstance indicates impairment, by considering qualitative and quantitative factors. Significant qualitative inputs used in our impairment tests include, but are not limited to, consideration of general macroeconomic conditions, industry market conditions, overall Workday financial performance, and growth or declines in Workday's share price. The primary quantitative input for our impairment test is Workday's market capitalization as of the date of the analysis. We also evaluate the estimated remaining useful lives of acquisition-related intangible assets for changes in circumstances that warrant a revision to the remaining periods of amortization at least annually, or more frequently if significant events or circumstances indicate a change in expected use.

Non-Marketable Equity Investments

Non-marketable equity investments include investments in privately held companies without readily determinable fair values in which we do not own a controlling interest or exercise significant influence. We adjust the carrying values of non-marketable equity investments based on both observable and unobservable inputs or data in an inactive market. Valuations of non-marketable equity investments are inherently complex due to the lack of readily available market data, and require our judgment due to the absence of market prices and an inherent lack of liquidity. In addition, the rights and preferences related to the particular non-marketable equity investments, as compared to the rights and preferences of other securities within the company's capital structure, may impact the magnitude of change in the fair value of our investment as compared to the change in total enterprise value of the company.

We assess our non-marketable equity investments quarterly for impairment. Our impairment analysis encompasses a qualitative and quantitative analysis of key factors including the investee's financial metrics, such as growth or decline in revenues and operating expenses, market acceptance of the investee's product or technology, other competitive products or technology in the market, general market conditions, and the rate at which the investee is using its cash. These factors require significant judgment. If impairment indicators are identified, we will assess the severity and duration of the impairment.

Change in Accounting Estimate

In February 2023, we completed an assessment of the useful lives of our data center equipment, including servers, network equipment, and integrated complete server and network racks. Due to advances in technology, as well as investments in software that increased efficiencies in how we operate our data center equipment, we determined we should increase the estimated useful lives of data center equipment from 3 years to 5 years. This change in accounting estimate will be effective beginning fiscal 2024. Based on the carrying amount of data center equipment that were in-service as of January 31, 2023, it is estimated this change will decrease our fiscal 2024 depreciation expense by approximately $93 million. Inclusive of our forecasted capital expenditures in fiscal 2024, it is estimated the change will decrease fiscal 2024 depreciation expense by an additional $7 million, or approximately $100 million in total.

Recent Accounting Pronouncements

See Note 2, Accounting Standards and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report for a full description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Recent macroeconomic events have resulted in negative impacts on global economies and financial markets, which may increase our foreign currency exchange risk and interest rate risk. For further discussion of the potential impacts of these events on our business, financial condition, and operating results, see "Risk Factors" included in Part I, Item 1A of this report.

Foreign Currency Exchange Risk

We transact business globally in multiple currencies. As a result, our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As of January 31, 2023, our most significant currency exposures were the euro, British pound, Canadian dollar, and Australian dollar.

Due to our exposure to market risks that may result from changes in foreign currency exchange rates, we enter into foreign currency derivative hedging transactions to mitigate these risks. For further information, see Note 10, Derivative Instruments, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

Interest Rate Risk on our Investments

We had cash, cash equivalents, and marketable securities totaling $6.1 billion and $3.6 billion as of January 31, 2023, and 2022, respectively. Cash equivalents and marketable securities were invested primarily in U.S. treasury securities, U.S. agency obligations, corporate bonds, commercial paper, money market funds, and marketable equity investments. The cash, cash equivalents, and marketable securities are held primarily for working capital purposes. Our investment portfolios are managed to preserve capital and meet liquidity needs. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of debt securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fluctuate due to changes in interest rates or we may suffer losses in principal if we sell securities that decline in market value due to changes in interest rates. Further, since our debt securities are classified as "available-for-sale," if the fair value of the security declines below its amortized cost basis, then any portion of that decline attributable to credit losses, to the extent expected to be nonrecoverable before the sale of the impaired security, is recognized on the Consolidated Statements of Operations.

An immediate increase of 100 basis points in interest rates would have resulted in a $29 million and $11 million market value reduction in our investment portfolio as of January 31, 2023, and 2022, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

Interest Rate Risk on our Debt

The Senior Notes have fixed annual interest rates, and therefore we do not have economic interest rate exposure on these debt obligations. However, the fair values of the Senior Notes are exposed to interest rate risk. Generally, the fair values of the Senior Notes will increase as interest rates fall and decrease as interest rates rise.

Borrowings under our 2022 Credit Agreement will bear interest, at our option, at a base rate plus a margin of 0.000% to 0.500% or a secured overnight financing rate ("SOFR") plus 10 basis points, plus a margin of 0.750% to 1.500%, with such margin being determined based on our consolidated leverage ratio or debt rating. Because the interest rates applicable to borrowings under the 2022 Credit Agreement are variable, we are exposed to market risk from changes in the underlying index rates, which affect our cost of borrowing.

For further information, see Note 11, Debt, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WORKDAY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Workday, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Workday, Inc. (the Company) as of January 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition

Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company recognizes revenue primarily from subscription services and professional services contracts. Some of the Company's contracts contain multiple performance obligations. For these contracts, the Company assesses the performance obligations and accounts for those obligations separately if they are distinct. In such cases, the transaction price is allocated to the distinct performance obligations on a relative standalone selling price basis.
	Auditing the Company's determination of distinct performance obligations was challenging. For example, there were nonstandard terms and conditions that required judgment to determine whether the distinct performance obligations were identified and accounted for appropriately.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to identify distinct performance obligations.
	Among other audit procedures, we selected a sample of contracts and evaluated whether management appropriately identified and considered the terms and conditions and the appropriate revenue recognition. As part of our procedures, we evaluated the assessment of distinct performance obligations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.

San Francisco, California
February 27, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Workday, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Workday, Inc.'s internal control over financial reporting as of January 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Workday, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2023, and the related notes and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
February 27, 2023

WORKDAY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value data)

	As of January 31,	
	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 1,886,311	$ 1,534,273
Marketable securities	4,235,083	2,109,888
Trade and other receivables, net of allowance for credit losses of $8,509 and $10,790, respectively	1,570,086	1,242,545
Deferred costs	191,054	152,957
Prepaid expenses and other current assets	225,690	174,402
Total current assets	8,108,224	5,214,065
Property and equipment, net	1,201,254	1,123,075
Operating lease right-of-use assets	249,278	247,808
Deferred costs, noncurrent	420,988	341,259
Acquisition-related intangible assets, net	305,465	391,002
Goodwill	2,840,044	2,840,044
Other assets	360,985	341,252
Total assets	$ 13,486,238	$ 10,498,505
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 153,751	$ 55,487
Accrued expenses and other current liabilities	260,131	195,590
Accrued compensation	563,548	402,885
Unearned revenue	3,559,393	3,110,947
Operating lease liabilities	91,343	80,503
Debt, current	—	1,222,443
Total current liabilities	4,628,166	5,067,855
Debt, noncurrent	2,975,934	617,354
Unearned revenue, noncurrent	74,540	71,533
Operating lease liabilities, noncurrent	181,799	182,456
Other liabilities	40,231	24,225
Total liabilities	7,900,670	5,963,423
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 10 million shares authorized; no shares issued or outstanding as of January 31, 2023, and 2022	—	—
Class A common stock, $0.001 par value; 750 million shares authorized; 204 million and 196 million shares issued and outstanding as of January 31, 2023, and 2022, respectively	204	196
Class B common stock, $0.001 par value; 240 million shares authorized; 55 million and 55 million shares issued and outstanding as of January 31, 2023, and 2022, respectively	55	55
Additional paid-in capital	8,828,639	7,284,174
Treasury stock, at cost; 1 million and 0.1 million shares as of January 31, 2023, and 2022, respectively	(185,047)	(12,467)
Accumulated other comprehensive income (loss)	53,051	7,709
Accumulated deficit	(3,111,334)	(2,744,585)
Total stockholders' equity	5,585,568	4,535,082
Total liabilities and stockholders' equity	$ 13,486,238	$ 10,498,505

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

		Year Ended January 31,	
	2023	2022	2021
Revenues:			
Subscription services	$ 5,567,206	$ 4,546,313	$ 3,788,452
Professional services	648,612	592,485	529,544
Total revenues	6,215,818	5,138,798	4,317,996
Costs and expenses [(1)]:			
Costs of subscription services	1,011,447	795,854	611,912
Costs of professional services	703,731	632,241	586,220
Product development	2,270,660	1,879,220	1,721,222
Sales and marketing	1,848,093	1,461,921	1,233,173
General and administrative	604,087	486,012	414,068
Total costs and expenses	6,438,018	5,255,248	4,566,595
Operating income (loss)	(222,200)	(116,450)	(248,599)
Other income (expense), net	(37,750)	132,632	(26,535)
Income (loss) before provision for (benefit from) income taxes	(259,950)	16,182	(275,134)
Provision for (benefit from) income taxes	106,799	(13,191)	7,297
Net income (loss)	$ (366,749)	$ 29,373	$ (282,431)
Net income (loss) per share, basic	$ (1.44)	$ 0.12	$ (1.19)
Net income (loss) per share, diluted	$ (1.44)	$ 0.12	$ (1.19)
Weighted-average shares used to compute net income (loss) per share, basic	254,819	247,249	237,019
Weighted-average shares used to compute net income (loss) per share, diluted	254,819	254,032	237,019

(1)   Costs and expenses include share-based compensation expenses as follows:

		Year Ended January 31,	
	2023	2022	2021
Costs of subscription services	$ 106,119	$ 85,713	$ 63,253
Costs of professional services	110,216	113,443	101,869
Product development	618,973	543,135	505,376
Sales and marketing	249,248	215,692	202,819
General and administrative	210,066	154,422	131,537
Total share-based compensation expenses	$ 1,294,622	$ 1,112,405	$ 1,004,854

See Notes to Consolidated Financial Statements

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended January 31,		
	2023	**2022**	**2021**
Net income (loss)	$ (366,749)	$ 29,373	$ (282,431)
Other comprehensive income (loss), net of tax:			
Net change in foreign currency translation adjustment	(1,782)	(3,295)	2,926
Net change in unrealized gains (losses) on available-for-sale debt securities	(10,967)	(6,279)	(1,437)
Net change in unrealized gains (losses) on cash flow hedges	58,091	72,253	(79,951)
Other comprehensive income (loss), net of tax	45,342	62,679	(78,462)
Comprehensive income (loss)	$ (321,407)	$ 92,052	$ (360,893)

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Year Ended January 31,		
	2023	2022	2021
Common stock:			
Balance, beginning of period	$ 251	$ 242	$ 231
Issuance of common stock under employee equity plans, net of shares withheld for employee taxes	7	9	9
Settlement of convertible senior notes	1	—	2
Balance, end of period	259	251	242
Additional paid-in capital:			
Balance, beginning of period	7,284,174	6,254,936	5,090,187
Issuance of common stock under employee equity plans, net of shares withheld for employee taxes	151,967	148,319	148,664
Share-based compensation	1,294,622	1,100,536	1,003,726
Exercise of convertible senior notes hedges	97,916	88	303,238
Settlement of convertible senior notes	(40)	(3)	(4)
Settlement of warrants	—	—	(290,875)
Cumulative effect of accounting changes	—	(219,702)	—
Balance, end of period	8,828,639	7,284,174	6,254,936
Treasury stock:			
Balance, beginning of period	(12,467)	(12,384)	—
Exercise of convertible senior notes hedges	(97,915)	(83)	(303,239)
Common stock repurchases under share repurchase program	(74,665)	—	—
Settlement of warrants	—	—	290,855
Balance, end of period	(185,047)	(12,467)	(12,384)
Accumulated other comprehensive income (loss):			
Balance, beginning of period	7,709	(54,970)	23,492
Other comprehensive income (loss)	45,342	62,679	(78,462)
Balance, end of period	53,051	7,709	(54,970)
Accumulated deficit:			
Balance, beginning of period	(2,744,585)	(2,909,990)	(2,627,359)
Net income (loss)	(366,749)	29,373	(282,431)
Cumulative effect of accounting changes	—	136,032	(200)
Balance, end of period	(3,111,334)	(2,744,585)	(2,909,990)
Total stockholders' equity	$ 5,585,568	$ 4,535,082	$ 3,277,834

	Year Ended January 31,		
	2023	2022	2021
Common stock (in shares):			
Balance, beginning of period	251,209	242,667	231,708
Issuance of common stock under employee equity plans, net of shares withheld for employee taxes	7,156	8,417	9,373
Purchase of treasury stock from the exercise of convertible senior notes hedges	(635)	—	(1,655)
Settlement of convertible senior notes	635	—	1,654
Common stock repurchased	(450)	—	—
Settlement of warrants	—	—	1,587
Other	76	125	—
Balance, end of period	257,991	251,209	242,667

See Notes to Consolidated Financial Statements

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income (loss)	$ (366,749)	$ 29,373	$ (282,431)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	364,357	343,723	293,657
Share-based compensation expenses	1,294,622	1,100,584	1,004,854
Amortization of deferred costs	174,611	138,797	112,647
Amortization and writeoff of debt discount and issuance costs	6,955	3,988	53,693
Non-cash lease expense	91,750	86,235	84,376
(Gains) losses on investments	30,780	(145,845)	(16,558)
Other	12,645	(14,213)	4,247
Changes in operating assets and liabilities, net of business combinations:			
Trade and other receivables, net	(318,600)	(207,933)	(159,240)
Deferred costs	(292,437)	(238,453)	(184,353)
Prepaid expenses and other assets	(14,070)	(35,153)	52,117
Accounts payable	85,773	9,414	(3,476)
Accrued expenses and other liabilities	135,965	50,671	(18,472)
Unearned revenue	451,593	529,516	327,380
Net cash provided by (used in) operating activities	1,657,195	1,650,704	1,268,441
Cash flows from investing activities:			
Purchases of marketable securities	(7,182,961)	(2,858,729)	(2,731,885)
Maturities of marketable securities	4,948,833	2,804,103	1,802,334
Sales of marketable securities	104,324	199,016	10,627
Owned real estate projects	(4,236)	(171,501)	(6,116)
Capital expenditures, excluding owned real estate projects	(359,552)	(264,267)	(253,380)
Business combinations, net of cash acquired	—	(1,190,199)	—
Purchase of other intangible assets	(700)	(8,007)	(2,950)
Purchases of non-marketable equity and other investments	(23,173)	(123,011)	(67,482)
Sales and maturities of non-marketable equity and other investments	11,539	5,169	7,228
Net cash provided by (used in) investing activities	(2,505,926)	(1,607,426)	(1,241,624)
Cash flows from financing activities:			
Proceeds from issuance of debt, net of debt discount	2,978,077	—	747,795
Repayments and extinguishment of debt	(1,843,605)	(37,614)	(268,762)
Payments for debt issuance costs	(7,220)	—	—
Repurchases of common stock	(74,666)	—	—
Proceeds from issuance of common stock from employee equity plans, net of taxes paid for shares withheld	151,974	148,328	148,673
Other	(739)	(463)	(2,657)
Net cash provided by (used in) financing activities	1,203,821	110,251	625,049
Effect of exchange rate changes	(595)	(705)	1,334
Net increase (decrease) in cash, cash equivalents, and restricted cash	354,495	152,824	653,200
Cash, cash equivalents, and restricted cash at the beginning of period	1,540,745	1,387,921	734,721
Cash, cash equivalents, and restricted cash at the end of period	$ 1,895,240	$ 1,540,745	$ 1,387,921

See Notes to Consolidated Financial Statements

	Year Ended January 31,		
	2023	**2022**	**2021**
Supplemental cash flow data			
Cash paid for interest	$ 59,510	$ 13,310	$ 14,373
Cash paid for income taxes, net of refunds	88,569	12,563	9,939
Non-cash investing and financing activities:			
Purchases of property and equipment, accrued but not paid	51,089	47,015	54,792

	As of January 31,		
	2023	**2022**	**2021**
Reconciliation of cash, cash equivalents, and restricted cash as shown in the Consolidated Statements of Cash Flows			
Cash and cash equivalents	$ 1,886,311	$ 1,534,273	$ 1,384,181
Restricted cash included in Prepaid expenses and other current assets	8,929	6,472	3,602
Restricted cash included in Other assets	—	—	138
Total cash, cash equivalents, and restricted cash	$ 1,895,240	$ 1,540,745	$ 1,387,921

Note 1. Overview and Basis of Presentation

Company and Background

Workday delivers applications for financial management, spend management, human capital management, planning, and analytics. With Workday, our customers have a unified system that can help them plan, execute, analyze, and extend to other applications and environments, thereby helping them continuously adapt how they manage their business and operations. We were originally incorporated in March 2005 in Nevada, and in June 2012, we reincorporated in Delaware.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2023, for example, refer to the fiscal year ended January 31, 2023.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with GAAP and include the results of Workday, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Certain prior period amounts reported in our consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates, judgements, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgements, and assumptions include, but are not limited to, the identification of distinct performance obligations for revenue recognition, the determination of the period of benefit for deferred commissions, the fair value and useful lives of assets acquired and liabilities assumed through business combinations, and the valuation of non-marketable equity investments. Actual results could differ from those estimates, judgements, and assumptions, and such differences could be material to our consolidated financial statements.

In February 2023, we completed an assessment of the useful lives of our data center equipment, including servers, network equipment, and integrated complete server and network racks. Due to advances in technology, as well as investments in software that increased efficiencies in how we operate our data center equipment, we determined we should increase the estimated useful lives of data center equipment from 3 years to 5 years. This change in accounting estimate will be effective beginning fiscal 2024.

Segment Information

We operate in one operating segment, cloud applications. Operating segments are defined as components of an enterprise where separate financial information is evaluated regularly by a chief operating decision maker ("CODM") in deciding how to allocate resources and assessing performance. For fiscal 2023, our co-chief executive officers together served as CODM for purposes of segment reporting. Our CODM allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Note 2. Accounting Standards and Significant Accounting Policies

Summary of Significant Accounting Policies

Revenue Recognition

We derive our revenues from subscription services and professional services. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for services rendered.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenues when, or as, we satisfy a performance obligation.

Subscription Services Revenues

Subscription services revenues primarily consist of fees that provide customers access to one or more of our cloud applications for financial management, spend management, human capital management, planning, and analytics, with routine customer support. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer. Our subscription contracts are generally three years or longer in length, billed annually in advance, and are generally noncancelable.

Professional Services Revenues

Professional services revenues primarily consist of consulting fees for deployment and optimization services, as well as training. Our consulting contracts are billed on a time and materials basis or a fixed price basis. For contracts billed on a time and materials basis, revenues are recognized over time as the professional services are performed. For contracts billed on a fixed price basis, revenues are recognized over time based on the proportion of the professional services performed.

Contracts with Multiple Performance Obligations

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, the cloud applications sold, customer demographics, geographic locations, and the number and types of users within our contracts.

We use a range of amounts to estimate SSP for both subscription and professional services sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the performance obligations. We use historical sales transaction data, among other factors, to determine the SSP for each distinct performance obligation. Our SSP ranges are reassessed on a periodic basis or when facts and circumstances change. Changes in SSP for our services can evolve over time due to changes in our pricing practices that are influenced by market competition, changes in demand for our services, and other economic factors. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes to SSP and may therefore impact revenue recognized in our consolidated financial statements.

Fair Value Measurement

We measure our cash equivalents, marketable securities, and foreign currency derivative contracts at fair value at each reporting period using a fair value hierarchy that requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, we measure our non-marketable equity investments for which there has been an observable price change from an orderly transaction for identical or similar investments of the same issuer at fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase. Our cash equivalents primarily consist of investments in U.S. treasury securities, U.S. agency obligations, corporate bonds, commercial paper, and money market funds.

Debt Securities

Debt securities primarily consist of investments in U.S. treasury securities, U.S. agency obligations, corporate bonds, and commercial paper. We classify our debt securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. We consider all debt securities as funds available for use in current operations, including those with maturity dates beyond one year, and therefore classify these securities as current assets on the Consolidated Balance Sheets. Debt securities included in Marketable securities on the Consolidated Balance Sheets consist of securities with original maturities at the time of purchase greater than three months, and the remaining securities are included in Cash and cash equivalents. Realized gains or losses from the sales of debt securities are based on the specific identification method.

When the fair value of a debt security is below its amortized cost, the amortized cost should be written down to its fair value if (i) it is more likely than not that management will be required to sell the impaired security before recovery of its amortized basis or (ii) management has the intention to sell the security. If neither of these conditions are met, we must determine whether the impairment is due to credit losses. To determine the amount of credit losses, we compare the present value of the expected cash flows of the security, derived by taking into account the issuer's credit ratings and remaining payment terms, with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recorded in Other income (expense), net on the Consolidated Statements of Operations. Non-credit related impairment losses are recorded in Accumulated other comprehensive income (loss) ("AOCI").

If quoted prices for identical instruments are available in an active market, debt securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy. To date, all of our debt securities can be valued using one of these two methodologies.

Equity Investments

We determine at the inception of each arrangement whether an investment or other interest is considered a variable interest entity ("VIE"). If the investment or other interest is determined to be a VIE, we must evaluate whether we are considered the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to direct the activities that most significantly impact the VIE's economic performance; and (2) has the obligation to absorb losses or the right to receive benefits from the VIE. For investments in VIEs in which we are considered the primary beneficiary, the assets, liabilities, and results of operations of the VIE are included in our consolidated financial statements. As of January 31, 2023, and 2022, there were no VIEs for which we were the primary beneficiary.

Equity Investments Accounted for Under the Equity Method

Investments in VIEs for which we are not the primary beneficiary or do not own a controlling interest but can exercise significant influence over the investee are accounted for under the equity method of accounting. These investments are measured at cost, less any impairment, plus or minus our share of earnings and losses and are included in Other assets on the Consolidated Balance Sheets. Our share of earnings and losses are recorded in Other income (expense), net on the Consolidated Statements of Operations. As of January 31, 2023, and 2022, we had no equity investments accounted for under the equity method.

Non-Marketable Equity Investments Measured Using the Measurement Alternative

Non-marketable equity investments measured using the measurement alternative include investments in privately held companies without readily determinable fair values in which we do not own a controlling interest or exercise significant influence. These investments are recorded at cost and are adjusted for observable transactions for same or similar securities of the same issuer or impairment events. These investments are included in Other assets on the Consolidated Balance Sheets. Additionally, we assess our non-marketable equity investments quarterly for impairment. Adjustments and impairments are recorded in Other income (expense), net on the Consolidated Statements of Operations.

Marketable Equity Investments

We hold marketable equity investments with readily determinable fair values over which we do not own a controlling interest or exercise significant influence. Marketable equity investments are included in Marketable securities on the Consolidated Balance Sheets. They are measured using quoted prices in active markets with changes recorded in Other income (expense), net on the Consolidated Statements of Operations.

Trade and Other Receivables

Trade and other receivables are primarily comprised of trade receivables that are recorded at the invoice amount, net of an allowance for credit losses. We assess our allowance for credit losses on trade receivables by taking into consideration forecasts of future economic conditions, information about past events, such as our historical trend of write-offs, and customer-specific circumstances, such as bankruptcies and disputes. The allowance for credit losses on trade receivables is recorded in operating expenses on the Consolidated Statements of Operations. Other receivables represent unbilled receivables related to subscription and professional services contracts.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts are capitalized and then amortized on a straight-line basis over a period of benefit that we have determined to be five years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Amortization expense is included in Sales and marketing expenses on the Consolidated Statements of Operations.

Derivative Financial Instruments and Hedging Activities

We use derivative financial instruments to manage foreign currency exchange risk. Derivative instruments are measured at fair value and recorded as either an asset or liability on the Consolidated Balance Sheets. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For derivative instruments designated as cash flow hedges ("cash flow hedges"), which we use to hedge a portion of our forecasted foreign currency revenue and expense transactions, the gains or losses are recorded in AOCI on the Consolidated Balance Sheets and subsequently reclassified to the same line item as the hedged transaction on the Consolidated Statements of Operations in the same period that the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments ("non-designated hedges"), which we use to hedge a portion of our net outstanding monetary assets and liabilities, the gains or losses are recorded in Other income (expense), net on the Consolidated Statements of Operations in the period of change. Cash flows from the settlement of forward contracts designated as cash flow hedges and non-designated hedges are classified as operating activities on the Consolidated Statements of Cash Flows.

Our foreign currency contracts are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as shown in the table below. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Computers, equipment, and software	2 - 10 years
Buildings	10 - 60 years
Leasehold improvements	shorter of the related lease term or ten years
Furniture, fixtures, and transportation equipment	5 - 12 years
Land improvements	15 years

Business Combinations

We allocate the purchase consideration of acquired companies to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the excess recorded to goodwill. Our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, including uncertain tax positions and tax-related valuation allowances, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations.

In the event that we acquire a company in which we previously held an equity interest, the difference between the fair value of the shares as of the date of the acquisition and the carrying value of the equity investment is recorded as a non-cash gain or loss and recorded within Other income (expense), net on the Consolidated Statements of Operations.

Goodwill and Acquisition-Related Intangible Assets

Acquisition-related intangible assets with finite lives are amortized over their estimated useful lives. Goodwill amounts are not amortized. Acquisition-related intangible assets and goodwill are tested for impairment at least annually, and more frequently upon the occurrence of certain events.

Unearned Revenue

Unearned revenue primarily consists of customer billings in advance of revenues being recognized from our subscription contracts. We generally invoice our customers annually in advance for our subscription services. Our typical payment terms provide that customers pay a portion of the total arrangement fee within 30 days of the contract date. Unearned revenue that is anticipated to be recognized during the succeeding twelve-month period is recorded as current unearned revenue and the remaining portion is recorded as noncurrent.

Leases

We have entered into operating lease agreements for our office space, data centers, and other property and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Right-of-use assets also include adjustments related to prepaid or deferred lease payments and lease incentives. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate to determine the present value of lease payments.

We recognize variable lease costs in the Consolidated Statements of Operations in the period incurred. Variable lease costs include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor.

Options to extend or terminate a lease are included in the lease term when it is reasonably certain that we will exercise such options.

Treasury Stock

Treasury stock is accounted for using the cost method and recorded as a reduction to Stockholders' equity on the Consolidated Balance Sheets. Incremental direct costs to purchase treasury stock are included in the cost of the shares acquired.

To determine the cost of treasury stock that is either sold or re-issued, we use the first in, first out method. When treasury stock is re-issued at a price higher than its cost, the increase is recorded in Additional paid-in capital on the Consolidated Balance Sheets. When treasury stock is re-issued at a price lower than its cost, the decrease is recorded in Additional paid-in capital to the extent that there are previously recorded increases to offset the decrease. Any decreases in excess of that amount are recorded in Accumulated deficit on the Consolidated Balance Sheets.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $172 million, $131 million, and $85 million for fiscal 2023, 2022, and 2021, respectively.

Share-Based Compensation

We measure and recognize compensation expense for share-based awards issued to employees and non-employees, primarily including RSUs and purchases under the Amended and Restated 2012 Employee Stock Purchase Plan ("ESPP"), on the Consolidated Statements of Operations.

For RSUs, fair value is based on the closing price of our common stock on the grant date. Compensation expense, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period. The requisite service period of the awards is generally the same as the vesting period.

For shares issued under the ESPP, fair value is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized on a straight-line basis over the offering period. We determine the assumptions for the option-pricing model as follows:

- *Risk-Free Interest Rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the ESPP purchase rights.
- *Expected Term.* The expected term represents the period that our ESPP is expected to be outstanding. The expected term for the ESPP approximates the offering period.

- *Volatility.* The volatility is based on a blend of historical volatility and implied volatility of our common stock. Implied volatility is based on market traded options of our common stock.
- *Dividend Yield.* The dividend yield is assumed to be zero as we have not paid and do not expect to pay dividends.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results. The provision for income taxes includes the effects of any accruals that we believe are appropriate, as well as the related net interest and penalties.

Warranties and Indemnification

Our cloud applications are generally warranted to perform materially in accordance with our online documentation under normal use and circumstances. Additionally, our contracts generally include provisions for indemnifying customers against liabilities if use of our cloud applications infringe a third party's intellectual property rights. We may also incur liabilities if we breach the security, privacy and/or confidentiality obligations in our contracts. To date, we have not incurred any material costs, and we have not accrued any liabilities in the accompanying consolidated financial statements, as a result of these obligations.

In our standard agreements with customers, we commit to defined levels of service availability and performance and, under certain circumstances, permit customers to receive credits in the event that we fail to meet those levels. In the event our failure to meet those levels triggers a termination right for a customer, we permit a terminating customer to receive a refund of prepaid amounts related to unused subscription services. To date, we have not experienced any significant failures to meet defined levels of availability and performance and, as a result, we have not accrued any liabilities related to these agreements on the consolidated financial statements.

Foreign Currency Exchange

The functional currency for certain of our foreign subsidiaries is the U.S. dollar, while others use local currencies. We translate the foreign functional currency financial statements to U.S. dollars for those entities that do not have the U.S. dollar as their functional currency using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments are recorded in AOCI on the Consolidated Balance Sheets. Foreign currency transaction gains and losses are included in Other income (expense), net on the Consolidated Statements of Operations.

Concentrations of Risk and Significant Customers

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, debt securities, and trade and other receivables. Our deposits exceed federally insured limits.

No customer individually accounted for more than 10% of trade and other receivables, net as of January 31, 2023, or 2022. No customer individually accounted for more than 10% of total revenues during fiscal 2023, 2022, or 2021.

Other than the United States, no country individually accounted for more than 10% of total revenues during fiscal 2023, 2022, or 2021.

In order to reduce the risk of down-time of our cloud applications, we have established data centers in various geographic regions. We serve our customers and users from data center facilities operated by third parties, located in the United States, Canada, and Europe. We have internal procedures to restore services in the event of disaster at one of our data center facilities. Even with these procedures for disaster recovery in place, our cloud applications could be significantly interrupted during the implementation of the procedures to restore services.

In addition, we rely upon third-party hosted infrastructure partners globally, including AWS, Google LLC, and Microsoft Corporation, to serve customers and operate certain aspects of our services. Given this, any disruption of or interference at our hosted infrastructure partners may impact our operations and our business could be adversely impacted.

We are also exposed to concentration of risk in our equity investments portfolio, which consists of marketable equity investments and non-marketable equity investments measured using the measurement alternative. As of January 31, 2023, and 2022, we held one marketable equity investment with a carrying value that was individually greater than 10% of our total equity investments portfolio.

Recently Adopted Accounting Pronouncements

ASU No. 2021-08

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured in accordance with Topic 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts. Prior to the adoption of the new standard, such assets and liabilities were recognized by the acquirer at fair value on the acquisition date. We early adopted ASU No. 2021-08 on a prospective basis effective February 1, 2022. The adoption had no impact on our consolidated financial statements during fiscal 2023, and any financial impact will be dependent on the magnitude and nature of future business combinations.

Note 3. Investments

Debt Securities

As of January 31, 2023, debt securities consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
U.S. treasury securities	$ 2,455,739	$ 77	$ (6,765)	$ 2,449,051
U.S. agency obligations	325,664	—	(3,874)	321,790
Corporate bonds	966,801	1,617	(6,715)	961,703
Commercial paper	1,016,641	—	(5)	1,016,636
Total debt securities	$ 4,764,845	$ 1,694	$ (17,359)	$ 4,749,180
Included in Cash and cash equivalents	$ 594,864	$ —	$ (1)	$ 594,863
Included in Marketable securities	$ 4,169,980	$ 1,694	$ (17,357)	$ 4,154,317

As of January 31, 2022, debt securities consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
U.S. treasury securities	$ 843,627	$ 5	$ (1,720)	$ 841,912
U.S. agency obligations	232,093	—	(1,168)	230,925
Corporate bonds	490,867	—	(1,815)	489,052
Commercial paper	969,204	—	—	969,204
Total debt securities	$ 2,535,791	$ 5	$ (4,703)	$ 2,531,093
Included in Cash and cash equivalents	$ 525,524	$ —	$ (1)	$ 525,523
Included in Marketable securities	$ 2,010,267	$ 5	$ (4,702)	$ 2,005,570

As of January 31, 2023, and 2022, the fair value of debt securities in an unrealized loss position was $3.1 billion and $1.5 billion, respectively, the majority of which had been in a continuous unrealized loss position for less than 12 months. We did not recognize any credit or non-credit related losses related to our debt securities during fiscal 2023, 2022, or 2021.

We sold $98 million, $162 million, and $11 million of debt securities during fiscal 2023, 2022, and 2021, respectively. The realized gains and losses from the sales were immaterial.

Equity Investments

Equity investments consisted of the following (in thousands):

	Consolidated Balance Sheets Location	As of January 31, 2023	As of January 31, 2022
Money market funds	Cash and cash equivalents	$ 902,226	$ 607,640
Non-marketable equity investments measured using the measurement alternative	Other assets	261,922	256,643
Marketable equity investments	Marketable securities	80,766	104,318
Total equity investments		$ 1,244,914	$ 968,601

Total realized and unrealized gains and losses associated with our equity investments consisted of the following (in thousands):

	Year Ended January 31, 2023	Year Ended January 31, 2022	Year Ended January 31, 2021
Net realized gains (losses) recognized on equity investments sold [1]	$ (741)	$ 22,273	$ 1,667
Net unrealized gains (losses) recognized on equity investments held as of the end of the period	(26,551)	121,474	18,425
Total net gains (losses) recognized in Other income (expense), net	$ (27,292)	$ 143,747	$ 20,092

(1)   Reflects the difference between the sale proceeds and the carrying value of the equity investments at the beginning of the fiscal year.

Non-Marketable Equity Investments Measured Using the Measurement Alternative

The carrying values for our non-marketable equity investments are summarized below (in thousands):

	As of January 31, 2023	As of January 31, 2022
Total initial cost	$ 206,833	$ 192,694
Cumulative net unrealized gains (losses)	55,089	63,949
Carrying value	$ 261,922	$ 256,643

In fiscal 2023, we recorded upward adjustments to the carrying value of non-marketable equity investments of $8 million and impairment losses of $16 million. In fiscal 2022, we recorded upward adjustments to the carrying value of non-marketable equity investments of $58 million and a non-cash gain of $12 million related to our acquisition of Zimit. In fiscal 2021, we recorded upward adjustments to the carrying value of non-marketable equity investments of $9 million.

Marketable Equity Investments

The carrying values for our marketable equity investments are summarized below (in thousands):

	As of January 31, 2023	As of January 31, 2022
Total initial cost	$ 38,449	$ 40,739
Cumulative net unrealized gains (losses)	42,317	63,579
Carrying value	$ 80,766	$ 104,318

During fiscal 2023, we sold marketable equity investments for proceeds of $6 million, and the realized gains from the sales were not material. During fiscal 2022, we sold marketable equity investments for proceeds of $37 million, with corresponding realized gains of $7 million. There were no sales of marketable equity investments during fiscal 2021.

During fiscal 2023, 2022, and 2021, we recorded unrealized net losses of $18 million, gains of $67 million, and gains of $14 million, respectively, on marketable equity investments held as of the end of each period.

Note 4. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of January 31, 2023 (in thousands):

	Level 1	Level 2	Level 3	Total
U.S. treasury securities	$ 2,449,051	$ —	$ —	$ 2,449,051
U.S. agency obligations	—	321,790	—	321,790
Corporate bonds	—	961,703	—	961,703
Commercial paper	—	1,016,636	—	1,016,636
Money market funds	902,226	—	—	902,226
Marketable equity investments	80,766	—	—	80,766
Foreign currency derivative assets	—	64,824	—	64,824
Total assets	$ 3,432,043	$ 2,364,953	$ —	$ 5,796,996
Foreign currency derivative liabilities	$ —	$ 33,972	$ —	$ 33,972
Total liabilities	$ —	$ 33,972	$ —	$ 33,972

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of January 31, 2022 (in thousands):

	Level 1	Level 2	Level 3	Total
U.S. treasury securities	$ 841,912	$ —	$ —	$ 841,912
U.S. agency obligations	—	230,925	—	230,925
Corporate bonds	—	489,052	—	489,052
Commercial paper	—	969,204	—	969,204
Money market funds	607,640	—	—	607,640
Marketable equity investments	104,318	—	—	104,318
Foreign currency derivative assets	—	39,031	—	39,031
Total assets	$ 1,553,870	$ 1,728,212	$ —	$ 3,282,082
Foreign currency derivative liabilities	$ —	$ 13,039	$ —	$ 13,039
Total liabilities	$ —	$ 13,039	$ —	$ 13,039

Non-Marketable Equity Investments Measured at Fair Value on a Non-Recurring Basis

Non-marketable equity investments that have been remeasured due to an observable event or impairment are classified within Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the investments we hold. For further information, see Note 3, Investments.

Fair Value Measurements of Other Financial Instruments

We carry our debt at face value less unamortized debt discount and issuance costs on our Consolidated Balance Sheets and present the fair value for disclosure purposes only. All of our debt obligations are categorized as Level 2 financial instruments. For further information on the fair values of our debt and the inputs used in the calculations, see Note 11, Debt.

Note 5. Deferred Costs

Deferred costs, which consist of deferred sales commissions, were $612 million and $494 million as of January 31, 2023, and 2022, respectively. Amortization expense for the deferred costs was $175 million, $139 million, and $113 million for fiscal 2023, 2022, and 2021, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

| | As of January 31, | |
	2023	2022
Computers, equipment, and software	$ 1,286,540	$ 1,071,141
Buildings	719,966	691,896
Leasehold improvements	202,101	158,037
Furniture, fixtures, and transportation equipment	90,816	79,723
Land and land improvements	81,083	80,553
Property and equipment, gross	2,380,506	2,081,350
Less accumulated depreciation and amortization	(1,179,252)	(958,275)
Property and equipment, net	$ 1,201,254	$ 1,123,075

Depreciation expense totaled $275 million, $263 million, and $231 million for fiscal 2023, 2022, and 2021, respectively.

Related-Party Transactions

There were no material related party transactions related to our property and equipment in fiscal 2023.

Aircraft Purchase

During fiscal 2022, we purchased an aircraft from an affiliate of our Co-Founder and CEO Emeritus, David Duffield, for approximately $24 million in cash. The aircraft was purchased primarily for the purpose of business travel by our Co-Founder, Co-CEO, and Chair Aneel Bhusri, and other Workday executives. In approving the related-party transaction, the Audit Committee of our Board of Directors considered the benefits to Workday of purchasing the aircraft, independent appraisals, the terms of the related purchase agreement, and the extent and nature of Mr. Duffield's interest in the transaction. The aircraft is included in the Furniture, fixtures, and transportation equipment category in the table above.

Leased Property Purchase

During fiscal 2021, we entered into an agreement with an affiliate of Mr. Duffield for an option to purchase certain leased office space ("Property") within our corporate headquarters at a price based on third-party appraisals and negotiation between Workday and the affiliated party ("Leased Property Purchase Option"). In deciding to enter into and subsequently exercise the Leased Property Purchase Option, our Board of Directors considered the benefits to Workday of purchasing the Property, including the importance of obtaining control of the Property, which is part of Workday's headquarters campus, and the long-term cost savings from ownership as compared to continuing to lease the Property. Our Board of Directors also considered independent appraisals, comparable transaction data, and the extent and nature of Mr. Duffield's interest in the transaction.

In the first quarter of fiscal 2022, we exercised the Leased Property Purchase Option at a purchase price of $173 million in cash, reduced by a $2 million fee paid for the Leased Property Purchase Option in the prior fiscal year. The carrying value of the Property upon purchase was $158 million, calculated as the purchase price less approximately $15 million which represents the difference between the carrying values of the right-of-use asset and lease liability of the Property immediately prior to the purchase. For further information, see Note 12, Leases.

Note 7. Business Combinations

Fiscal 2022

VNDLY Acquisition

On December 21, 2021, we acquired all outstanding stock of VNDLY, a cloud-based external workforce and vendor management technology. With VNDLY, Workday will provide organizations with a unified workforce optimization solution that will help organizations manage all types of workers—salaried, hourly, contingent, and outsourced—and support a holistic talent strategy, including insight into costs, workforce planning needs, and compliance. We have included the financial results of VNDLY in our consolidated financial statements from the date of acquisition.

The acquisition-date fair value of the purchase consideration consisted of the following (in thousands):

Cash paid to stockholders and option holders	$	473,029
Transaction costs paid by Workday on behalf of VNDLY		135
Total	$	473,164

Additionally, in connection with the acquisition, we agreed to issue approximately 152 thousand shares of our Class A common stock to certain key VNDLY employees, with 50% of such shares issued following the first anniversary of the closing date of the acquisition and the remaining 50% to be issued following the second anniversary of the closing date, subject to service conditions. The aggregate fair value of the equity was accounted for as post-acquisition share-based compensation expense.

The purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess recorded to goodwill. The purchase consideration allocation, which includes measurement period adjustments, was as follows (in thousands):

Cash	$	22,830
Acquisition-related intangible assets		40,000
Goodwill		412,151
Other assets		2,595
Deferred tax liability		(2,372)
Other liabilities		(2,040)
Total	$	473,164

The fair values and weighted-average useful lives of the acquired intangible assets by category were as follows (in thousands, except years):

	Estimated Fair Values	Weighted-Average Useful Lives (in Years)
Developed technology	$ 27,000	4
Customer relationships	13,000	13
Total acquisition-related intangible assets	$ 40,000	7

The goodwill recognized was primarily attributable to the assembled workforce and the expected synergies from integrating VNDLY's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

Separate operating results and pro forma results of operations for VNDLY have not been presented as the effect of this acquisition was not material to our financial results.

Zimit Acquisition

On September 28, 2021, we acquired all outstanding stock of Zimit, a CPQ solution built for services industries. We believe the acquisition of Zimit will accelerate our ability to deliver a comprehensive quote-to-cash process automation offering that will provide services organizations increased visibility across the entire revenue cycle. We have included the financial results of Zimit in our consolidated financial statements from the date of acquisition.

The acquisition-date fair value of the purchase consideration was $76 million, with $62 million attributable to cash consideration and $14 million attributable to the fair value of a previously held equity interest. We recorded developed technology intangible assets of $7 million (to be amortized over an estimated useful life of 4 years), customer relationships intangible assets of $3 million (to be amortized over an estimated useful life of 13 years), and goodwill of $67 million. Goodwill was primarily attributable to the expected synergies from integrating Zimit's technology into our product portfolio. The goodwill is not deductible for income tax purposes.

We invested $2 million in Zimit prior to the acquisition, which was accounted for as a non-marketable equity investment. We recognized a non-cash gain of approximately $12 million as a result of remeasuring our prior equity interest in Zimit held before the business combination. The gain is included in Other income (expense), net on the Consolidated Statements of Operations.

Separate operating results and pro forma results of operations for Zimit have not been presented as the effect of this acquisition was not material to our financial results.

Peakon Acquisition

On March 9, 2021, we acquired all outstanding stock of Peakon, an employee success platform that converts feedback into actionable insights, for $702 million. With Peakon, Workday will provide organizations with a continuous listening platform, including real-time visibility into employee experience, sentiment, and productivity, to help drive employee engagement and improve organizational performance. We have included the financial results of Peakon in our consolidated financial statements from the date of acquisition.

The acquisition-date fair value of the purchase consideration consisted of the following (in thousands):

Cash paid to stockholders, warrant holders, and vested option holders	$	683,788
Transaction costs paid by Workday on behalf of Peakon		17,960
Total	$	701,748

Additionally, we granted certain Peakon employees restricted stock awards ("RSAs") with service conditions, which totaled approximately 82 thousand shares of our Class A common stock. The aggregate grant date fair value of the RSAs was accounted for as post-acquisition share-based compensation expense.

The purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess recorded to goodwill. The purchase consideration allocation, which includes measurement period adjustments, was as follows (in thousands):

Acquisition-related intangible assets	$	170,500
Goodwill		541,611
Other assets		34,639
Deferred tax liability		(20,021)
Other liabilities		(24,981)
Total	$	701,748

The fair values and weighted-average useful lives of the acquired intangible assets by category were as follows (in thousands, except years):

	Estimated Fair Values	Weighted-Average Useful Lives (in Years)
Developed technology	$ 94,000	5
Customer relationships	72,000	13
Backlog	4,000	3
Trade name	500	1
Total acquisition-related intangible assets	$ 170,500	8

The goodwill recognized was primarily attributable to the assembled workforce and the expected synergies from integrating Peakon's technology into our product portfolio. A portion of the goodwill was deductible for income tax purposes.

Separate operating results and pro forma results of operations for Peakon have not been presented as the effect of this acquisition was not material to our financial results.

Note 8. Acquisition-Related Intangible Assets, Net

Acquisition-related intangible assets, net consisted of the following (in thousands):

	As of January 31,	
	2023	2022
Developed technology	$ 342,700	$ 346,300
Customer relationships	311,100	311,100
Backlog	15,000	15,000
Trade name	12,500	12,500
Acquisition-related intangible assets, gross	681,300	684,900
Less accumulated amortization	(375,835)	(293,898)
Acquisition-related intangible assets, net	$ 305,465	$ 391,002

Amortization expense related to acquisition-related intangible assets was $86 million, $78 million, and $60 million for fiscal 2023, 2022, and 2021, respectively.

As of January 31, 2023, our future estimated amortization expense related to acquisition-related intangible assets was as follows (in thousands):

Fiscal Period:	
2024	$ 74,318
2025	61,663
2026	55,748
2027	31,177
2028	26,944
Thereafter	55,615
Total	$ 305,465

Note 9. Other Assets

Other noncurrent assets consisted of the following (in thousands):

	As of January 31,	
	2023	2022
Non-marketable equity and other investments	$ 263,485	$ 256,759
Prepayments for goods and services	23,466	25,927
Derivative assets	21,757	16,618
Technology patents and other intangible assets, net	20,534	22,792
Net deferred tax assets	12,650	11,642
Deposits	5,819	6,701
Other	13,274	813
Total other assets	$ 360,985	$ 341,252

Technology patents and other intangible assets with estimable useful lives are amortized on a straight-line basis. As of January 31, 2023, the future estimated amortization expense was as follows (in thousands):

Fiscal Period:		
2024	$	3,234
2025		2,751
2026		2,496
2027		2,212
2028		2,016
Thereafter		7,825
Total	$	20,534

Note 10. Derivative Instruments

We conduct business on a global basis in multiple foreign currencies, subjecting Workday to foreign currency exchange risk. To mitigate this risk, we utilize derivative hedging contracts as described below. We do not enter into any derivatives for trading or speculative purposes.

Cash Flow Hedges

We enter into foreign currency forward contracts to hedge a portion of our forecasted revenue and expense transactions. We designate these forward contracts as cash flow hedging instruments since the accounting criteria for such designation has been met.

As of January 31, 2023, we estimate that $64 million of net gains recorded in AOCI related to our cash flow hedges will be reclassified into income within the next 12 months.

As of January 31, 2023, and 2022, the notional values of the cash flow hedges that we held to buy U.S. dollars in exchange for other currencies were $1.7 billion and $1.4 billion, respectively. The notional values of the cash flow hedges that we held to sell U.S. dollars in exchange for other currencies were $324 million and $355 million as of January 31, 2023, and 2022, respectively. All contracts had maturities of less than 48 months.

Non-Designated Hedges

We also enter into foreign currency forward contracts to hedge a portion of our net outstanding monetary assets and liabilities. These forward contracts are intended to offset foreign currency gains or losses associated with the underlying monetary assets and liabilities and are recorded on the Consolidated Balance Sheets at fair value.

As of January 31, 2023, and 2022, the notional values of the non-designated hedges that we held to buy U.S. dollars in exchange for other currencies were $235 million and $217 million, respectively, and the notional values of the non-designated hedges that we held to sell U.S. dollars in exchange for other currencies were $2 million and $8 million, respectively.

The fair values of outstanding derivative instruments were as follows (in thousands):

| | Consolidated Balance Sheets Location | As of January 31, | |
		2023	2022
Derivative assets:			
Cash flow hedges	Prepaid expenses and other current	$ 42,968	$ 21,337
Cash flow hedges	Other assets	21,757	16,618
Non-designated hedges	Prepaid expenses and other current	99	1,076
Total derivative assets		$ 64,824	$ 39,031
Derivative liabilities:			
Cash flow hedges	Accrued expenses and other current liabilities	$ 13,231	$ 7,512
Cash flow hedges	Other liabilities	15,496	5,175
Non-designated hedges	Accrued expenses and other current liabilities	5,244	336
Non-designated hedges	Other liabilities	1	16
Total derivative liabilities		$ 33,972	$ 13,039

The effect of cash flow hedges on the Consolidated Statements of Operations was as follows (in thousands):

| | Year Ended January 31, | | | | | |
| Consolidated Statements of Operations Location | 2023 | | 2022 | | 2021 | |
	Total	Gains (losses) related to cash flow hedges	Total	Gains (losses) related to cash flow hedges	Total	Gains (losses) related to cash flow hedges
Revenues	$ 6,215,818	$ 17,380	$ 5,138,798	$ (8,759)	$ 4,317,996	$ 18,780
Costs and expenses	6,438,018	(29,149)	5,255,248	—	4,566,595	—
Income taxes	106,799	(6,092)	(13,191)	—	7,297	—

Pre-tax gains (losses) associated with cash flow hedges were as follows (in thousands):

| | Consolidated Statements of Operations and Statements of Comprehensive Income (Loss) Locations | Year Ended January 31, | | |
		2023	2022	2021
Gains (losses) recognized in OCI	Net change in unrealized gains (losses) on cash flow hedges	$ 39,885	$ 63,494	$ (61,171)
Gains (losses) reclassified from AOCI into income (effective portion)	Revenues	17,380	(8,759)	18,780
Gains (losses) reclassified from AOCI into income (effective portion)	Costs and expenses	(29,149)	—	—
Gains (losses) reclassified from AOCI into income (effective portion)	Income taxes	(6,092)	—	—

Gains (losses) associated with non-designated hedges were as follows (in thousands):

| | Consolidated Statements of Operations Location | Year Ended January 31, | | |
		2023	2022	2021
Gains (losses) related to non-designated hedges	Other income (expense), net	$ 9,667	$ 6,664	$ (4,095)

We are subject to netting agreements with all of the counterparties of the foreign exchange contracts, under which we are permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. It is our policy to present the derivatives gross on the Consolidated Balance Sheets. Our foreign currency forward contracts are not subject to any credit contingent features or collateral requirements. We manage our exposure to counterparty risk by entering into contracts with a diversified group of major financial institutions and by actively monitoring outstanding positions.

As of January 31, 2023, information related to these offsetting arrangements was as follows (in thousands):

| | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Consolidated Balance Sheets | Net Amounts of Assets Presented on the Consolidated Balance Sheets | Gross Amounts Not Offset on the Consolidated Balance Sheets | | Net Assets Exposed |
				Financial Instruments	Cash Collateral Received	
Derivative assets:						
Counterparty A	$ 15,038	$ —	$ 15,038	$ (6,531)	$ —	$ 8,507
Counterparty B	14,264	—	14,264	(9,293)	—	4,971
Counterparty C	3,410	—	3,410	(2,533)	—	877
Counterparty D	28,380	—	28,380	(14,466)	—	13,914
Counterparty E	3,732	—	3,732	(1,149)	—	2,583
Total	$ 64,824	$ —	$ 64,824	$ (33,972)	$ —	$ 30,852

| | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Consolidated Balance Sheets | Net Amounts of Liabilities Presented on the Consolidated Balance Sheets | Gross Amounts Not Offset on the Consolidated Balance Sheets | | Net Liabilities Exposed |
				Financial Instruments	Cash Collateral Pledged	
Derivative liabilities:						
Counterparty A	$ 6,531	$ —	$ 6,531	$ (6,531)	$ —	$ —
Counterparty B	9,293	—	9,293	(9,293)	—	—
Counterparty C	2,533	—	2,533	(2,533)	—	—
Counterparty D	14,466	—	14,466	(14,466)	—	—
Counterparty E	1,149	—	1,149	(1,149)	—	—
Total	$ 33,972	$ —	$ 33,972	$ (33,972)	$ —	$ —

Note 11. Debt

Outstanding debt consisted of the following (in thousands):

| | As of January 31, | |
	2023	2022
2027 Notes	$ 1,000,000	$ —
2029 Notes	750,000	—
2032 Notes	1,250,000	—
2022 Notes	—	1,149,817
Term loan under the 2020 Credit Agreement	—	693,750
Total principal amount	3,000,000	1,843,567
Less: unamortized debt discount and issuance costs	(24,066)	(3,770)
Net carrying amount	2,975,934	1,839,797
Less: debt, current	—	(1,222,443)
Debt, noncurrent	$ 2,975,934	$ 617,354

As of January 31, 2023, the future principal payments for the outstanding debt were as follows (in thousands):

Fiscal Period:		
2024	$	—
2025		—
2026		—
2027		—
2028		1,000,000
Thereafter		2,000,000
Total principal amount	$	3,000,000

Senior Notes

In April 2022, we issued $3.0 billion aggregate principal amount of senior notes, consisting of $1.0 billion aggregate principal amount of 3.500% notes due April 1, 2027, $750 million aggregate principal amount of 3.700% notes due April 1, 2029, and $1.25 billion aggregate principal amount of 3.800% notes due April 1, 2032. Interest is payable semi-annually in arrears on April 1 and October 1 of each year, which commenced in October 2022.

The Senior Notes are unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of Workday. We may redeem the Senior Notes in whole or in part at any time or from time to time, at specified redemption dates and prices. In addition, upon the occurrence of certain change of control triggering events, we may be required to repurchase the Senior Notes under specified terms. The indenture governing the Senior Notes also includes covenants (including certain limited covenants restricting our ability to incur certain liens and enter into certain sale and leaseback transactions), events of default, and other customary provisions. As of January 31, 2023, we were in compliance with all covenants associated with the Senior Notes.

We incurred debt discount and issuance costs of approximately $27 million in connection with the Senior Notes offering, which were allocated on a pro rata basis to the 2027 Notes, 2029 Notes, and 2032 Notes. The debt discount and issuance costs are amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the contractual term of each arrangement. The effective interest rates on the 2027 Notes, 2029 Notes, and 2032 Notes, which are calculated as the contractual interest rates adjusted for the debt discount and issuance costs, are 3.67%, 3.82%, and 3.90%, respectively.

As of January 31, 2023, the total estimated fair value of the Senior Notes was $2.8 billion. The estimated fair values of the Senior Notes, which we have classified as Level 2 financial instruments, were determined based on quoted bid prices in an over-the-counter market on the last trading day of the reporting period.

Credit Agreement

In April 2022, we entered into the 2022 Credit Agreement which provides for a revolving credit facility in an aggregate principal amount of $1.0 billion. The 2022 Credit Agreement replaced our 2020 Credit Agreement, which provided for a term loan facility in an aggregate original principal amount of $750 million and a revolving credit facility in an aggregate principal amount of $750 million. Concurrently with entering into the 2022 Credit Agreement, we paid off the remaining principal balance of $694 million on the term loan under the 2020 Credit Agreement and terminated the revolving credit facility under the 2020 Credit Agreement which had no outstanding balance. The modification to our revolving credit facility and extinguishment of the term loan under the 2020 Credit Agreement did not have a material impact to our Consolidated Statements of Operations for fiscal 2023.

As of January 31, 2023, we had no outstanding revolving loans under the 2022 Credit Agreement. The revolving loans under the 2022 Credit Agreement may be borrowed, repaid, and reborrowed until April 6, 2027, at which time all amounts borrowed must be repaid. The revolving loans under the 2022 Credit Agreement will bear interest, at our option, at a base rate plus a margin of 0.000% to 0.500% or a SOFR plus 10 basis points, plus a margin of 0.750% to 1.500%, with such margin being determined based on our consolidated leverage ratio or debt rating. We are also obligated to pay an ongoing commitment fee on undrawn amounts.

The 2022 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants, including a financial covenant, events of default, and indemnification provisions in favor of the lenders. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain merger transactions, and other matters, all subject to certain exceptions. The financial covenant, based on a quarterly financial test, requires that we do not exceed a maximum leverage ratio of 3.50:1.00, subject to a step-up to 4.50:1.00 at our election for a certain period following an acquisition. As of January 31, 2023, we were in compliance with all covenants.

Convertible Senior Notes

2022 Notes

In September 2017, we issued 0.25% convertible senior notes due October 1, 2022, with a principal amount of $1.15 billion. The 2022 Notes were unsecured, unsubordinated obligations, and interest was payable in cash in arrears at a fixed rate of 0.25% on April 1 and October 1 of each year. During fiscal 2023, the 2022 Notes were converted by note holders, and we repaid the $1.15 billion principal balance in cash. We also distributed approximately 0.6 million shares of our Class A common stock to note holders during fiscal 2023, which represents the conversion value in excess of the principal amount.

2020 Notes

In June 2013, we issued 1.50% convertible senior notes due July 15, 2020, with a principal amount of $250 million (the "2020 Notes"). The 2020 Notes were unsecured, unsubordinated obligations, and interest was payable in cash in arrears at a fixed rate of 1.50% on January 15 and July 15 of each year. During fiscal 2021, the 2020 Notes were converted by note holders, and we repaid the $250 million principal balance in cash. We also distributed approximately 1.7 million shares of our Class A common stock to note holders during fiscal 2021, which represents the conversion value in excess of the principal amount.

Notes Hedges

In connection with the issuance of the 2022 Notes and 2020 Notes, we entered into convertible note hedge transactions ("Purchased Options") which gave us the option to purchase, subject to anti-dilution adjustments substantially identical to those in the 2022 Notes and 2020 Notes, approximately 7.8 million and 3.1 million shares of our Class A common stock, respectively, for $147.10 and $81.74 per share, respectively. During fiscal 2023 and 2021, we received approximately 0.6 million and 1.7 million shares of our Class A common stock, respectively, from the exercise of the Purchased Options, which offset economic dilution to our Class A common stock upon conversion of the 2022 Notes and 2020 Notes. These shares are held as treasury stock as of January 31, 2023. The Purchased Options were separate transactions and were not part of the terms of the 2022 Notes and 2020 Notes, and expired on October 1, 2022, and July 15, 2020, respectively.

Warrants

In connection with the issuance of the 2022 Notes and 2020 Notes, we also entered into warrant transactions to sell warrants ("Warrants") to acquire, subject to anti-dilution adjustments, up to approximately 7.8 million shares of our Class A common stock over 60 scheduled trading days beginning in January 2023 and 3.1 million shares of our Class A common stock over 60 scheduled trading days beginning in October 2020 at an exercise price of $213.96 and $107.96 per share, respectively.

The Warrants related to the 2022 Notes will be net share settled, and the resulting number of shares of our common stock we will issue depends on the daily volume-weighted average stock prices over the 60 scheduled trading day period beginning on the first expiration date of the Warrants. If the market value per share of our Class A common stock exceeds the applicable exercise price of the Warrants, the Warrants will have a dilutive effect on our earnings per share, assuming that we are profitable. If the Warrants are not exercised on their exercise dates, they will expire. The Warrants are separate transactions and are not part of the terms of the 2022 Notes or the Purchased Options. As of January 31, 2023, 2.6 million Warrants expired without exercise, and 5.2 million Warrants remained outstanding.

The Warrants related to the 2020 Notes were exercised during the third and fourth quarters of fiscal 2021, and we distributed approximately 1.6 million shares of our Class A common stock to warrant holders primarily utilizing treasury stock. As of January 31, 2021, there were no Warrants outstanding related to the 2020 Notes.

Interest Expense on Debt

The following table sets forth total interest expense recognized related to our debt (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Contractual interest expense	$ 95,265	$ 12,525	$ 15,012
Interest cost related to amortization and write-off of debt discount and issuance costs	6,955	3,988	53,693
Total interest expense	$ 102,220	$ 16,513	$ 68,705

Note 12. Leases

We have entered into operating lease agreements for our office space, data centers, and other property and equipment. Operating lease right-of-use assets were $249 million and $248 million as of January 31, 2023, and 2022, respectively, and operating lease liabilities were $273 million and $263 million as of January 31, 2023, and 2022, respectively. We have also entered into finance lease agreements for other property and equipment. As of January 31, 2023, and 2022, finance leases were not material.

The components of operating lease expense were as follows (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Operating lease cost	$ 99,084	$ 93,045	$ 94,183
Short-term lease cost	3,876	6,638	14,544
Variable lease cost	44,841	25,743	17,708
Total operating lease cost	$ 147,801	$ 125,426	$ 126,435

Supplemental cash flow information related to our operating leases was as follows (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Cash paid for operating lease liabilities	$ 93,868	$ 91,402	$ 87,450
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	95,702	54,846	205,103

Other information related to our operating leases was as follows:

	As of January 31,	
	2023	2022
Weighted average remaining lease term (in years)	5	5
Weighted average discount rate	2.79 %	2.35 %

As of January 31, 2023, maturities of operating lease liabilities were as follows (in thousands):

Fiscal Period:	
2024	$ 97,387
2025	78,696
2026	49,103
2027	28,333
2028	19,808
Thereafter	27,494
Total lease payments	300,821
Less imputed interest	(27,679)
Total operating lease liabilities	$ 273,142

As of January 31, 2023, we had entered into additional operating leases for data centers and office space that had not yet commenced with total undiscounted lease payments of $66 million. These operating leases will commence in fiscal 2024 and fiscal 2025, with lease terms ranging from five to ten years.

Related-Party Transactions

There were no material related party transactions related to our leases in fiscal 2023.

Leased Property Purchase

As discussed in Note 6, Property and Equipment, Net, during fiscal 2021, we entered into an agreement with an affiliated party which gave us the option to purchase certain leased properties within our corporate headquarters. We exercised the Leased Property Purchase Option in the first quarter of fiscal 2022 at a purchase price of $173 million in cash, reduced by a $2 million fee paid for the Leased Property Purchase Option in the prior fiscal year.

Subsequent to the exercise of the Leased Property Purchase Option, the Property was included in Property and equipment, net on the Consolidated Balance Sheets. As of January 31, 2021, operating lease right-of-use assets and operating lease liabilities related to these agreements were $134 million and $146 million, respectively. The total rent expense under these agreements was $2 million and $16 million for fiscal 2022 and 2021, respectively.

Note 13. Commitments and Contingencies

Purchase Obligations

Our purchase obligations are primarily related to agreements for third-party hosted infrastructure platforms, data center equipment and software, business technology software and support, and sales and marketing activities. These obligations consist of agreements to purchase goods and services that are enforceable and legally binding, and specify all significant terms and the approximate timing of the payments. For purchase obligations with cancellation provisions, the amounts included in the following table were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fees.

Future payments under purchase obligations with a remaining term in excess of one year as of January 31, 2023, were as follows (in thousands):

	Third-Party Hosted Infrastructure Platform Obligations		Other Purchase Obligations	
Fiscal Period:				
2024	$	40,000	$	115,386
2025		72,235		71,281
2026		165,391		65,895
2027		120,000		39,427
2028		150,000		44,889
Thereafter		—		35,395
Total	$	547,626	$	372,273

Legal Matters

We are a party to various legal proceedings and claims that arise in the ordinary course of business. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In our opinion, as of January 31, 2023, there was not at least a reasonable possibility that we had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such loss contingencies.

Note 14. Stockholders' Equity

Common Stock

As of January 31, 2023, there were 203 million shares of Class A common stock, net of treasury stock, and 55 million shares of Class B common stock outstanding. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to 10 votes per share. Each share of Class B common stock can be converted into a share of Class A common stock at any time at the option of the holder. All of our Class A and Class B shares will convert to a single class of common stock upon the date that is the first to occur of (i) October 17, 2032, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A common stock and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, and (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock.

Share Repurchase Program

In November 2022, our Board of Directors authorized the repurchase of up to $500 million of our outstanding shares of Class A common stock. We may repurchase shares of Class A common stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions. The timing and total amount of stock repurchases will depend upon business, economic, and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The Share Repurchase Program has a term of 18 months, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of Class A common stock.

During fiscal 2023, we repurchased approximately 0.5 million shares of Class A common stock for approximately $75 million at an average price per share of $165.75. All repurchases were made in open market transactions. As of January 31, 2023, we were authorized to purchase a remaining $425 million of our outstanding shares of Class A common stock under the Share Repurchase Program.

Employee Equity Plans

On June 22, 2022, our stockholders approved the 2022 Equity Incentive Plan ("2022 Plan"), with a reserve of 30 million shares for issuance. The 2022 Plan serves as the successor to our 2012 Equity Incentive Plan ("2012 Plan" and, together with the 2022 Plan, "Stock Plans"). Awards that are granted on or after the effective date of the 2022 Plan will be granted pursuant to and subject to the terms and provisions of the 2022 Plan. Prior awards granted under the 2012 Plan continue to be subject to the terms and provisions of the 2012 Plan. As of January 31, 2023, we had 28 million shares of Class A common stock available for future grants.

On June 22, 2022, our stockholders approved the ESPP. Under the ESPP, eligible employees are granted options to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly on or about June 1 and December 1, and are exercisable on or about the succeeding November 30 and May 31, respectively. Pursuant to the terms of the ESPP, the share reserve increased by 2 million shares on March 31, 2022. As of January 31, 2023, 5 million shares of Class A common stock were available for issuance under the ESPP.

Restricted Stock Units

The Stock Plans provide for the issuance of RSUs to employees and non-employees. RSUs generally vest over four years. RSU activity during fiscal 2023 was as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Balance as of January 31, 2022	11,808	$ 209.12
RSUs granted	9,184	200.98
RSUs vested	(5,466)	203.51
RSUs forfeited	(1,427)	205.26
Balance as of January 31, 2023	14,099	206.38

The weighted-average grant date fair value of RSUs granted during fiscal 2023, 2022, and 2021 was $200.98, $259.61, and $152.70, respectively. The total fair value of RSUs vested as of the vesting dates during fiscal 2023, 2022, and 2021 was $977 million, $1.6 billion, and $1.1 billion, respectively.

In the fourth quarter of fiscal 2023, we modified the vesting date of all unvested RSU awards from the 15th to the 5th of each month. This change impacted awards vesting after December 31, 2022, and resulted in an acceleration of share-based compensation expense of $28 million.

As of January 31, 2023, there was a total of $2.1 billion in unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested RSUs, which is expected to be recognized over a weighted-average period of approximately three years.

Market-Based Restricted Stock Units

In December 2022, 0.3 million shares of market-based RSUs were granted to our newly appointed Co-CEO that vest based on appreciation of the price of our Class A common stock over a multi-year period and upon continued service ("PVU Award"). We estimated the fair value of the PVU Award on the grant date using the Monte Carlo simulation model with the following assumptions: (i) expected volatility of 40%, (ii) risk-free interest rate of 4%, and (iii) total performance period of six years. The weighted-average grant date fair value of the PVU Award was $124.80 per share. We recognize expense for the PVU Award over the requisite service period of five years using the accelerated attribution method. Provided that the requisite service is rendered, the total fair value of the PVU Award at the date of grant is recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the achievement of the specified market criteria.

As of January 31, 2023, there was a total of $35 million in unrecognized compensation cost related to the PVU Award, which is expected to be recognized over approximately five years.

Performance-Based Restricted Stock Units

During fiscal 2022, 0.4 million shares of PRSUs were granted to employees below the level of vice president that included both service conditions and performance conditions related to company-wide goals. These performance conditions were met and the PRSUs vested on March 15, 2022. We did not grant any company-wide PRSUs in fiscal 2023.

Stock Options

The Stock Plans provide for the issuance of incentive and nonstatutory stock options to employees and non-employees. Stock options issued under the Stock Plans generally are exercisable for periods not to exceed ten years and generally vest over five years. Stock option activity during fiscal 2023 was as follows (in thousands, except aggregate intrinsic value which is reflected in millions and per share data):

	Outstanding Stock Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Balance as of January 31, 2022	387	$ 20.09	$ 90
Stock options exercised	(228)	15.66	
Stock options canceled	(44)	16.20	
Balance as of January 31, 2023	115	30.36	17
Vested and expected to vest as of January 31, 2023	115	30.36	17
Exercisable as of January 31, 2023	115	30.34	17

The total grant date fair value of stock options vested during fiscal 2023, 2022, and 2021 was $1 million, $8 million, and $23 million, respectively. The total intrinsic value of stock options exercised during fiscal 2023, 2022, and 2021 was $41 million, $209 million, and $396 million, respectively. The intrinsic value is the difference between the current fair value of the stock and the exercise price of the stock option.

As of January 31, 2023, unrecognized compensation cost related to unvested stock options was not material.

The stock options that are exercisable as of January 31, 2023, have a weighted-average remaining contractual life of approximately five years. The weighted-average remaining contractual life of vested and expected to vest stock options as of January 31, 2023, is approximately five years, and the weighted-average remaining contractual life of outstanding stock options as of January 31, 2023, is approximately five years.

Employee Stock Purchase Plan

For fiscal 2023, approximately 1 million shares of Class A common shares were purchased under the ESPP at a weighted-average price of $132.95 per share, resulting in cash proceeds of $149 million.

The fair value of stock purchase rights granted under the ESPP was estimated using the following assumptions:

	Year Ended January 31,		
	2023	2022	2021
Expected volatility	46.2% - 48.5%	30.4% - 41.5%	36.9% - 51.0%
Expected term (in years)	0.5	0.5	0.5
Risk-free interest rate	1.63% - 4.65%	0.04% - 0.10%	0.10% - 1.62%
Dividend yield	—%	—%	—%
Grant date fair value per share	$156.56 - $169.48	$225.70 - $260.86	$146.14 - $191.85

Note 15. Unearned Revenue and Performance Obligations

Subscription services revenues of $3.0 billion, $2.5 billion, and $2.2 billion were recognized during fiscal 2023, 2022, and 2021, respectively, that were included in the unearned revenue balances at the beginning of the respective periods. Professional services revenues recognized in the same periods from unearned revenue balances at the beginning of the respective periods were not material.

Transaction Price Allocated to the Remaining Performance Obligations

As of January 31, 2023, approximately $16.4 billion of revenues are expected to be recognized from remaining performance obligations for subscription contracts. We expect to recognize revenues on approximately $9.7 billion of these remaining performance obligations over the next 24 months, with the balance recognized thereafter. Revenues from remaining performance obligations for professional services contracts as of January 31, 2023, were not material.

Note 16. Other Income (Expense), Net

Other income (expense), net consisted of the following (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Interest income	$ 97,709	$ 5,575	$ 18,788
Interest expense [1]	(102,353)	(16,602)	(68,806)
Other [2]	(33,106)	143,659	23,483
Total other income (expense), net	$ (37,750)	$ 132,632	$ (26,535)

[1] Interest expense primarily includes the contractual interest expense of our debt obligations, and the related non-cash interest expense attributable to amortization of the debt discount and issuance costs. For further information, see Note 11, Debt.

[2] Other primarily includes the net gains (losses) from our equity investments. For further information, see Note 3, Investments.

Note 17. Income Taxes

The components of income (loss) before provision for (benefit from) income taxes were as follows (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Domestic	$ (59,376)	$ 309,061	$ (140,352)
Foreign	(200,574)	(292,879)	(134,782)
Income (loss) before provision for (benefit from) income taxes	$ (259,950)	$ 16,182	$ (275,134)

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Current:			
Federal	$ 209	$ —	$ —
State	14,316	763	1,524
Foreign	96,722	7,300	9,248
Total	111,247	8,063	10,772
Deferred:			
Federal	623	(1,953)	(81)
State	667	(721)	(177)
Foreign	(5,738)	(18,580)	(3,217)
Total	(4,448)	(21,254)	(3,475)
Provision for (benefit from) income taxes	$ 106,799	$ (13,191)	$ 7,297

The items accounting for the difference between income taxes computed at the federal statutory income tax rate and the provision for (benefit from) income taxes consisted of the following:

	Year Ended January 31,		
	2023	2022	2021
Federal statutory rate	21.0 %	21.0 %	21.0 %
Effect of:			
Foreign income at other than U.S. rates	(44.7)%	321.0 %	(13.1)%
Intercompany transactions	3.5 %	(158.2)%	1.0 %
Research tax credits	26.5 %	(447.7)%	26.6 %
State taxes, net of federal benefit	(4.7)%	(0.7)%	(0.5)%
Changes in valuation allowance	(14.9)%	558.5 %	(56.3)%
Share-based compensation	(26.5)%	(365.4)%	19.0 %
Permanent difference	(0.9)%	4.6 %	(0.3)%
Nontaxable gain on investment	— %	(15.7)%	0.0 %
Other	(0.4)%	1.0 %	(0.1)%
Total	(41.1)%	(81.6)%	(2.7)%

As a result of our history of net operating losses, the current provision for income taxes primarily relates to state income taxes and the current foreign provision from our profitable foreign entities. The domestic income tax provision was primarily related to an increase in state taxes due to capitalized research and development expenditures. The foreign income tax provision was primarily attributable to a taxable gain recognized from an intercompany sale of intellectual property and income tax expenses in profitable foreign jurisdictions.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act ("IRA") of 2022, which, among other things, implemented a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases, and several tax incentives to promote clean energy. The provisions of the IRA had no impact to our fiscal 2023 income tax provision.

The 2017 Tax Cuts and Jobs Act requires research and development expenditures incurred for the tax year beginning after December 31, 2021, to be capitalized and amortized ratably over five years for domestic research and fifteen years for international research. The mandatory capitalization requirement had no material impact to our fiscal 2023 income tax provision due to our tax attributes carryover and full valuation allowance position.

Significant components of our deferred tax assets and liabilities were as follows (in thousands):

	As of January 31,	
	2023	2022
Deferred tax assets:		
Unearned revenue	$ 10,590	$ 16,877
Other reserves and accruals	60,419	28,629
Tax attributes carryforward	1,574,849	1,790,396
Capitalized research and development expense	255,384	—
Property and equipment	29,833	23,977
Share-based compensation	75,373	71,191
Intangibles	503,256	422,985
Operating lease liabilities	63,278	60,714
Other	27,364	39,373
Total deferred tax assets	2,600,346	2,454,142
Valuation allowance	(2,358,496)	(2,242,901)
Deferred tax assets, net of valuation allowance	241,850	211,241
Deferred tax liabilities:		
Deferred commissions	(126,618)	(102,682)
Operating lease right-of-use assets	(57,419)	(57,001)
Other	(46,695)	(43,990)
Total deferred tax liabilities	(230,732)	(203,673)
Net deferred tax assets	$ 11,118	$ 7,568

We regularly assess the need for a valuation allowance against our deferred tax assets by considering both positive and negative evidence related to whether it is more likely than not that our deferred tax assets will be realized. In evaluating the need for a valuation allowance, we consider the cumulative losses in recent years as a significant piece of negative evidence that is generally difficult to overcome. As of January 31, 2023, we continue to maintain a full valuation allowance against our U.S. federal, state, and certain foreign jurisdiction deferred tax assets.

As of January 31, 2023, we recorded a valuation allowance of $2.4 billion for the portion of the deferred tax assets that we do not expect to be realized. The valuation allowance on our net deferred tax assets increased by $116 million and $159 million during fiscal 2023 and 2022, respectively. The increase in the valuation allowance during fiscal 2023 is mainly due to an increase in deferred tax assets on amortization of intangibles from business combinations and capitalized research and development expenditures and credits, which are partially offset by the utilization of net operating losses.

As of January 31, 2023, we had approximately $2.8 billion of federal, $2.8 billion of state, and $3.0 billion of foreign net operating loss and other tax attributes carryforwards available to offset future taxable income. If not utilized, the pre-fiscal 2018 federal and the state net operating loss carryforwards expire in varying amounts between fiscal 2024 and 2043. The federal net operating losses generated in and after fiscal 2018 and the foreign net operating losses and other tax attributes do not expire and may be carried forward indefinitely.

We also had approximately $310 million of federal and $294 million of California research and development tax credit carryforwards as of January 31, 2023. The federal credits expire in varying amounts between fiscal 2024 and 2043. The California research credits do not expire and may be carried forward indefinitely.

Our ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax law.

We intend to permanently reinvest any future earnings in our foreign operations unless such earnings are subject to U.S. federal income taxes. As of January 31, 2023, we estimate any such hypothetical foreign withholding tax expense to be immaterial to our financial statements.

A reconciliation of the gross unrecognized tax benefit is as follows (in thousands):

	Year Ended January 31,					
		2023		2022		2021
Unrecognized tax benefits at the beginning of the period	$	173,929	$	159,862	$	143,621
Additions for tax positions taken in prior years		742		572		4,640
Reductions for tax positions taken in prior years		—		(1,030)		(2,347)
Additions for tax positions related to the current year		21,207		14,918		15,158
Reductions related to a lapse of applicable statute of limitations		(84)		—		(807)
Reductions related to settlements		—		(393)		(403)
Unrecognized tax benefits at the end of the period	$	195,794	$	173,929	$	159,862

Our policy is to include interest and penalties related to unrecognized tax benefits within our provision for income taxes. We did not accrue any material interest expense or penalties during fiscal 2023, 2022, or 2021.

Of the total amount of unrecognized tax benefits of $196 million, $7 million, if recognized, would impact the effective tax rate as of January 31, 2023.

We file federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. Due to our net operating loss carryforwards, our income tax returns generally remain subject to examination by federal and most state and foreign tax authorities.

Note 18. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period, net of treasury stock. Diluted net income (loss) per share is computed by giving effect to all potentially dilutive shares of common stock, including our convertible senior notes, outstanding warrants related to the issuance of the convertible senior notes, and outstanding share-based awards consisting primarily of unvested RSUs and ESPP obligations.

The net income (loss) per share is allocated based on the contractual participation rights of the Class A common shares and Class B common shares as if the income (loss) for the period had been distributed. As the liquidation and dividend rights are identical, the net income (loss) is allocated on a proportionate basis. The computation of the diluted net income (loss) per share of Class A common stock assumes the conversion of our Class B common stock to Class A common stock, while the diluted net income (loss) per share of Class B common stock does not assume the conversion of those shares.

Basic and diluted net loss per share was the same for fiscal 2023 and 2021, as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share data):

| | Year Ended January 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Net income (loss) per share, basic:						
Numerator:						
Net income (loss)	$(287,570)	$ (79,179)	$ 22,556	$ 6,817	$(210,637)	$ (71,794)
Denominator:						
Weighted-average shares outstanding, basic	199,805	55,014	189,864	57,385	176,758	60,261
Net income (loss) per share, basic	$ (1.44)	$ (1.44)	$ 0.12	$ 0.12	$ (1.19)	$ (1.19)
Net income (loss) per share, diluted:						
Numerator:						
Net income (loss)	$(287,570)	$ (79,179)	$ 22,556	$ 6,817	$(210,637)	$ (71,794)
Reallocation of net income as a result of conversion of Class B to Class A common stock	—	—	6,817	—	—	—
Reallocation of net income to Class B common stock	—	—	—	(182)	—	—
Net income (loss) for diluted calculation	(287,570)	(79,179)	29,373	6,635	(210,637)	(71,794)
Denominator:						
Weighted-average shares outstanding, basic	199,805	55,014	189,864	57,385	176,758	60,261
Conversion of Class B to Class A common stock	—	—	57,385	—	—	—
Dilutive effect of share-based awards	—	—	5,549	—	—	—
Dilutive effect of warrants related to the issuance of convertible senior notes	—	—	1,234	—	—	—
Weighted-average shares outstanding, diluted	199,805	55,014	254,032	57,385	176,758	60,261
Net income (loss) per share, diluted	$ (1.44)	$ (1.44)	$ 0.12	$ 0.12	$ (1.19)	$ (1.19)

The computation of diluted net income (loss) per share does not include the effect of the following potentially outstanding weighted-average shares of common stock. The effects of these potentially outstanding shares were not included in the calculation of diluted net income (loss) per share because the effect would have been anti-dilutive (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
Shares related to outstanding share-based awards	15,454	1,436	15,366
Shares related to the convertible senior notes	5,182	7,817	9,205
Shares subject to warrants related to the issuance of convertible senior	7,762	—	10,392
Total	28,398	9,253	34,963

Note 19. Geographic Information

Revenues

We sell our subscription contracts and related services in two primary geographical markets: to customers located in the United States and to customers located outside of the United States. Revenues by geography are generally based on the address of the customer as specified in our customer subscription agreement. The following table sets forth revenues by geographic area (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
United States	$ 4,682,285	$ 3,845,412	$ 3,249,127
Other countries	1,533,533	1,293,386	1,068,869
Total revenues	$ 6,215,818	$ 5,138,798	$ 4,317,996

Long-Lived Assets

Our long-lived assets, which primarily consist of property and equipment and operating lease right-of-use assets, are attributed to a country based on the physical location of the assets. Aggregate Property and equipment, net and Operating lease right-of-use assets by geographic area was as follows (in thousands):

	As of January 31,	
	2023	2022
United States	$ 1,206,486	$ 1,174,371
Ireland	159,337	117,049
Other countries	84,709	79,463
Total long-lived assets	$ 1,450,532	$ 1,370,883

Note 20. 401(k) Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. We match a certain portion of employee contributions up to a fixed maximum per employee. Our contributions to the plan were $57 million, $46 million, and $42 million during fiscal 2023, 2022, and 2021, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our principal executive officers and principal financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officers and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of January 31, 2023, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8, and is incorporated herein by reference.

(c) Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we conducted an evaluation of any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recently completed fiscal quarter. Based on that evaluation, our principal executive officers and principal financial officer concluded that there has not been any material change in our internal control over financial reporting during the fourth quarter of fiscal 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls and Procedures and Internal Control over Financial Reporting

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

See Management's Report on Internal Control over Financial Reporting above and the Report of Independent Registered Public Accounting Firm on our internal control over financial reporting in Item 8, which are incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information concerning our directors, our Audit Committee, and any changes to the process by which stockholders may recommend nominees to the Board of Directors required by this Item are incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 1: Election of Directors" and "Directors and Corporate Governance."

The information concerning our executive officers required by this Item is incorporated herein by reference to information contained in the Proxy Statement including "Executive Officers and Other Executive Management."

With regard to the information required by this Item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

We have adopted a code of ethics, our Code of Conduct, which applies to all employees, including our principal executive officers, our principal financial officer, and all other executive officers. The Code of Conduct is available on our website at *www.workday.com/codeofconduct.* A copy may also be obtained without charge by contacting Investor Relations, Workday, Inc., 6110 Stoneridge Mall Road, Pleasanton, California 94588 or by emailing ir@workday.com.

We plan to post on our website at the address described above any future amendments or waivers of our Code of Conduct.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance" and "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance," "Related Party Transactions," and "Employment Arrangements and Indemnification Agreements."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements at Item 8 herein.

2. Financial Statement Schedules

All schedules have been omitted because they are not required, not applicable, or not present in amounts sufficient to require submission of the schedule.

3. Exhibits

Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
		Incorporated by Reference				
3.1	Restated Certificate of Incorporation of the Registrant	10-Q	001-35680	December 7, 2012	3.1	
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-35680	January 26, 2023	3.1	
4.1	Form of Registrant's Class A common stock certificate	S-1/A	333-183640	October 1, 2012	4.1	
4.2	Form of Registrant's Class B common stock certificate	S-8	333-184395	October 12, 2012	4.9	
4.3	Description of Securities	10-K	001-35680	March 3, 2020	4.3	
4.5	2022 Indenture dated September 15, 2017 between Workday, Inc. and Wells Fargo Bank, National Association	8-K	001-35680	September 15, 2017	4.1	
4.6	Supplemental Indenture to the 2022 Indenture dated January 2, 2018 between Workday, Inc. and Wells Fargo Bank, National Association	8-K	001-35680	January 2, 2018	4.4	
4.7	Indenture, dated as of April 1, 2022, between Workday and U.S. Bank Trust Company National Association, as trustee	8-K	001-35680	April 1, 2022	4.1	
4.8	Form of 3.500% Note due 2027	8-K	001-35680	April 1, 2022	4.3	
4.9	Form of 3.700% Note due 2029	8-K	001-35680	April 1, 2022	4.4	
4.10	Form of 3.800% Note due 2032	8-K	001-35680	April 1, 2022	4.5	
10.1	Form of Indemnification Agreement	S-1	333-183640	August 30, 2012	10.1	
10.2†	2012 Equity Incentive Plan, as amended	DEF 14A	001-35680	April 27, 2018	Annex A	
10.3†	2012 Equity Incentive Plan forms of Award Agreements, as amended	10-K	001-35680	March 3, 2020	10.4	
10.4†	2022 Equity Incentive Plan	S-8	333-265766	June 22, 2022	4.4	
10.5†	2022 Equity Incentive Plan forms of Award Agreements	S-8	333-265766	June 22, 2022	4.5	
10.6†	Amended and Restated 2012 Employee Stock Purchase Plan	S-8	333-265766	June 22, 2022	4.6	
10.7†	Amended and Restated 2012 Employee Stock Purchase Plan forms of Award Agreements, as amended	S-8	333-265766	June 22, 2022	4.7	
10.8†	Adaptive Insights, Inc. 2013 Equity Incentive Plan	S-8	333-226907	August 17, 2018	99.1	
10.9†	Adaptive Insights, Inc. 2013 Equity Incentive Plan forms of Award Agreements	S-8	333-226907	August 17, 2018	99.2	

10.10†	Workday, Inc. Change in Control Policy	10-Q	001-35680	May 26, 2021	10.1	
10.11†	Offer Letter between James J. Bozzini and the Registrant dated December 4, 2006	10-K	001-35680	March 31, 2014	10.9	
10.12†	Offer Letter between Richard Sauer and the Registrant dated April 6, 2019	10-K	001-35680	March 3, 2020	10.11	
10.13†	Offer Letter between Luciano G. Fernandez and the Registrant dated August 26, 2020	10-Q	001-35680	August 28, 2020	10.1	
10.14†	Offer Letter between Barbara Larson and the Registrant dated June 30, 2014	10-K	001-35680	February 28, 2022	10.13	
10.15†	Offer Letter between Doug Robinson and the Registrant dated June 3, 2010	10-K	001-35680	February 28, 2022	10.14	
10.16†	Letter Agreement between Carl Eschenbach and the Registrant dated December 20, 2022					X
10.17†	2022 Equity Incentive Plan Global Notice of Performance Restricted Stock Unit Award for Carl Eschenbach					X
10.18	Restated and Amended Pleasanton Ground Lease by and between San Francisco Bay Area Rapid Transit District and CREA/Windstar Pleasanton, LLC and related assignment agreement dated January 30, 2014	10-K	001-35680	March 31, 2014	10.11	
10.19	Stock Restriction Agreement, by and among the Registrant, David A. Duffield and Aneel Bhusri	S-1/A	333-183640	October 1, 2012	10.11	
10.20	Form of Convertible Bond Hedge Confirmation (2022)	8-K	001-35680	September 15, 2017	99.1	
10.21	Form of Warrant Confirmation (2022)	8-K	001-35680	September 15, 2017	99.2	
10.22	Form of Additional Convertible Bond Hedge Confirmation (2022)	8-K	001-35680	September 15, 2017	99.3	
10.23	Form of Additional Warrant Confirmation (2022)	8-K	001-35680	September 15, 2017	99.4	
10.24	Credit Agreement, dated as of April 6, 2022, among Workday, certain subsidiaries of Workday, Bank of America, N.A., Wells Fargo Bank, National Association, and the other L/C Issuers and Lenders party thereto	8-K	001-35680	April 7, 2022	10.1	
21.1	List of Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)					X
31.1	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X

31.3	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002		X
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.2*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.3*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
101.INS	XBRL Instance Document - Instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document		X
101.SCH	Inline XBRL Taxonomy Extension Schema Document		X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document		X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document		X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document		X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document		X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)		X

†   Indicates a management contract or compensatory plan.

*   These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of Workday, Inc. under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on this 27th day of February, 2023.

WORKDAY, INC.

/s/ Barbara Larson

Barbara Larson
Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barbara Larson or Richard H. Sauer, or any of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Aneel Bhusri **Aneel Bhusri**	Co-Chief Executive Officer *(Principal Executive Officer)*	February 27, 2023
/s/ Carl M. Eschenbach **Carl M. Eschenbach**	Co-Chief Executive Officer *(Principal Executive Officer)*	February 27, 2023
/s/ Barbara Larson **Barbara Larson**	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 27, 2023
/s/ Thomas F. Bogan **Thomas F. Bogan**	Director	February 27, 2023
/s/ Ann-Marie Campbell **Ann-Marie Campbell**	Director	February 27, 2023
/s/ Christa Davies **Christa Davies**	Director	February 27, 2023
/s/ Lynne M. Doughtie **Lynne M. Doughtie**	Director	February 27, 2023
/s/ Wayne A.I. Frederick, M.D. **Wayne A.I. Frederick, M.D.**	Director	February 27, 2023
Mark J. Hawkins	Director	
/s/ Michael M. McNamara **Michael M. McNamara**	Director	February 27, 2023
/s/ George J. Still, Jr. **George J. Still, Jr.**	Director	February 27, 2023
/s/ Lee J. Styslinger III **Lee J. Styslinger III**	Director	February 27, 2023
/s/ Jerry Yang **Jerry Yang**	Director	February 27, 2023

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